GREAT PLAINS ENERGY

2006 ANNUAL REPORT



DELIVERING ON OUR PROMISES


PRESIDENT
PRESIDENT

SELECTED FINANCIAL INFORMATION

Year Ended December 31	2006	As Adjusted 2005 [d]	As Adjusted 2004 [d]	As Adjusted 2003 [d]	As Adjusted 2002 [d]
		(Dollars in millions except per share amounts)			
Great Plains Energy [a]					
Operating revenues	$2,675	$2,605	$2,464	$2,148	$1,802
Income from continuing operations [b]	$ 128	$ 164	$ 175	$ 189	$ 136
Net income	$ 128	$ 162	$ 183	$ 144	$ 125
Basic earnings per common share from continuing operations	$ 1.62	$ 2.18	$ 2.41	$ 2.71	$ 2.15
Basic earnings per common share	$ 1.62	$ 2.15	$ 2.51	$ 2.06	$ 1.98
Diluted earnings per common share from continuing operations	$ 1.61	$ 2.18	$ 2.41	$ 2.71	$ 2.15
Diluted earnings per common share	$ 1.61	$ 2.15	$ 2.51	$ 2.06	$ 1.98
Total assets at year end	$4,336	$3,842	$3,796	$3,694	$3,521
Total redeemable preferred stock, mandatorily redeemable preferred securities and long-term debt (including current maturities)	$1,142	$1,143	$1,296	$1,347	$1,332
Cash dividends per common share	$ 1.66	$ 1.66	$ 1.66	$ 1.66	$ 1.66
SEC ratio of earnings to fixed charges	3.20	3.60	3.54	4.22	2.98
Consolidated KCP&L [a]					
Operating revenues	$1,140	$1,131	$1,092	$1,057	$1,013
Income from continuing operations [c]	$ 149	$ 144	$ 145	$ 125	$ 102
Net income	$ 149	$ 144	$ 145	$ 116	$ 95
Total assets at year end	$3,859	$3,340	$3,335	$3,315	$3,143
Total redeemable preferred stock, mandatorily redeemable preferred securities and long-term debt (including current maturities)	$ 977	$ 976	$1,126	$1,336	$1,313
SEC ratio of earnings to fixed charges	4.11	3.87	3.37	3.68	2.87

(a) Great Plains Energy's and KCP&L's consolidated financial statements include results for all subsidiaries in operation for the periods presented.
(b) This amount is before discontinued operations of $(1.9), $7.3, $(44.8) and $(7.5) million in 2005 through 2002, respectively. In 2002, this amount is before a $3.0 million cumulative effect of a change in accounting principle.
(c) This amount is before discontinued operations of $(8.7) and $(4.0) million in 2003 and 2002. In 2002, this amount is before a $3.0 million cumulative effect of a change in accounting principle.
(d) In 2006, Great Plains Energy and consolidated KCP&L changed the method of accounting for the Wolf Creek refueling outage and retrospectively adjusted prior periods.

ld is new again: For more than a century, KCP&L has supplied Kansas City with safe, reliable ower and the infrastructure for continued growth. The old Kansas City Power & Light building, own in this archival photo, is a Kansas City landmark that now anchors the downtown ansas City Power & Light district redevelopment.

Table of Contents:

LETTER TO SHAREHOLDERS

Great Plains Energy's future looks bright, and we continue to see good prospects for long-term earnings growth. Our stock performance has been strong with operating revenues up over the prior year.

Our company accomplished much in 2006, meeting the commitments we have made in our Comprehensive Energy Plan. Most notable are the wind turbines that now tower over the Kansas prairie at our new Spearville Wind Energy Facility; the environmental equipment under construction at our La Cygne Generating Station, which will lower emissions contributing to area ground level ozone by 85 percent; and more than 10,000 Energy Optimizer programmable thermostat units installed in area residences to help our customers use electricity wisely.

The common element in all of these projects is partnership – partnership with customers, partnership with employees, and partnership with the communities where we live and work. Our employees are key to the success we've enjoyed in 2006. We model collaboration, engagement and commitment with them, and they work to use the same approach with all of our stakeholders. We call this our "Winning Culture" and it is core to our strategy.

Execution on the Comprehensive Energy Plan

Delivering on our promise to provide affordable, reliable energy for years to come is important to us. Our Comprehensive Energy Plan will meet the growing needs of our region as it experiences new economic development and increased demand for electricity.

- In September, we completed our Spearville Wind Energy Facility, on time and under budget. For the first time, we're bringing clean, renewable wind energy to Kansas City to power homes and businesses.
- Construction of the Selective Catalytic Reduction equipment for the La Cygne Generating Station is nearing completion. The Mid-America Regional Council has called this project the single largest voluntary contribution to helping the area maintain ozone attainment status.
- Construction began last fall on Iatan 2, our new high-efficiency coal plant scheduled to become operational in 2010.

Energy Efficiency

Attention to external factors, like the environment and economic pressures, dictate that we must all come together to find solutions that work for everyone. Rather than simply building new generation in the form of more power plants, energy efficiency is about working with customers to find ways to collectively manage demand and reduce emissions at the same time. We are working nationally through our leadership in industry associations to find ways to invest more in these innovative customer programs. Locally, we have 11 energy efficiency programs approved in Missouri and another eight approved in Kansas, including:

- Thousands of customers enrolled in our Energy Optimizer programmable thermostat program to help manage demand and reduce emissions.
- Low-income customers took advantage of our low-income weatherization program that allocated more than $450,000 to area community agencies to help people increase their homes' efficiency.
- Through rebate programs and partnerships with retailers, large employers and others, we brought high-efficiency compact fluorescent light bulbs (CFL) into households throughout our service area.
- Our own employees brought in incandescent bulbs by the caseload to trade them for new CFL bulbs.

Stock Performance Graph

Comparison of Cumulative Total Returns*

Great Plains Energy, S&P 500 Index and EEI Index



Great Plains
S&P 500
EEI Index
100
98
85
78
144
105
100
145
129
111
117
181
170
135
200
150
100
50
Dollars
2001
2002
2003
2004
2005
2006

Fiscal Year Ended December 31

*Total return assumes reinvestment of dividends. Assumes $100 invested on December 31, 2001, in Company common stock, S&P 500 Index and EEI Index

GPE Operating Revenues


Dollars in Millions
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$
2002
2003
2004
2005
2006

so we could lead by example in answering Kansas City Mayor Kay Barnes' call to switch "A Million Lights" in 2006.

Winning Culture

Our Winning Culture initiative is at the core of our strategy. We believe success in areas like our top-tier safety record shows that caring for each other is a way to actually improve performance through culture. Last year, we continued to make progress in some innovative ways.

- Employee volunteerism rose 13 percent, thanks to our new company-sponsored employee volunteer program, which stresses the importance of volunteerism as a key component of personal and leadership development.
- We hired more than 300 new employees who are bringing fresh energy and enhanced skills into our culture.
- Our employee "Winning Culture Teams" have begun to suggest new initiatives to help in areas like safety, recognition and accountability.

STRATEGIC INTENT:

- Increases Shareholder Value
- Improves Total Living Environment


Operational Excellence: Tier 1
Comprehensive Energy Plan
Winning Culture
Community
Strategic Energy

Our company strategies have received national attention. In 2006, the Edison Electric Institute gave us their highest honor for advocacy excellence in working with the community.

Strategic Energy, our subsidiary that supplies retail electricity in deregulated markets, is moving toward its goal to become a leading competitive electricity retailer in America. Its 2006 sales volume was the highest in its history. Strategic Energy's management team tracked progress on its plans to enhance business operations, utilizing energy supply and risk management teams to optimize procurement, which accounts for more than 95 percent of operating costs.

With development of the Kansas City Power & Light District, the Sprint Center, the new Federal Reserve Bank and numerous building renovations, our community is undergoing a renaissance rarely seen in its history. Just as in past periods of renewal and development, our company is ready to support Kansas City – ensuring that the development coming on line is supported by a strong power delivery infrastructure. As KCP&L enters its 125th year in 2007, we're proud of this "heritage of collaboration" and look forward to growing along with the community far into the future.



Bill Downey, President and Chief Operating Officer (left) and Mike Chesser, Chairman of the Board and Chief Executive Officer

Finally, early in 2007 we announced our agreement to acquire Aquila and it's Missouri electric utility operations. By building a strong, regional utility, shareholders will see benefits through long-term growth. For our customers and our employees, this transaction will form a company that is even better positioned to meet the growing energy needs of our region. While our company has been focused on growing shareholder value through continued execution of our Comprehensive Energy Plan and by achieving Tier One status in our operations, this acquisition was an opportunity to make us an even stronger utility. This is truly a winning combination and we look forward to keeping shareholders informed as the acquisition process continues.

Thanks for your support and for taking the opportunity to learn more about GPE.

Sincerely,

Mike Chesser
Chairman and CEO

Bill Downey
President and COO

WINDS OF CHANGE



What goes around, comes around: Windmills have been on the Kansas plains for generations, but KCP&L's Spearville Wind Energy Facility is the first large-scale wind facility in Kansas to be owned and operated by a regulated electric utility.

The last year was highlighted by numerous achievements at Great Plains Energy: delivering on the promises of our Comprehensive Energy Plan; forging new alliances with communities and political leaders; and achieving record sales volumes at Strategic Energy. All of these accomplishments helped make 2006 a year of unparalleled progress. Achievements included:

100-megawatt (MW) wind generation facility now operational – The $164 million Spearville Wind Energy Facility began operating in September 2006 – under budget and ahead of schedule – and is now providing clean, renewable energy to power the annual electricity needs of about 33,000 homes. The Spearville, Kansas, facility includes 67 wind turbines and is laid out upon 5,000 acres. The site was selected because of wind availability and community support and was endorsed by The Nature Conservancy of Kansas, the Audubon Society and Kansas Fish and Wildlife.



The new and updated Selective Catalytic Reduction (SCR) system under construction at the La Cygne facility will reduce nitrogen oxides, a contributor to ground-level ozone.

First rate increases approved – The Kansas Corporation Commission and the Missouri Public Service Commission granted KCP&L rate increases to help recover the first in-service components of our Comprehensive Energy Plan and increased operating costs relating to fuel, transportation and pensions. KCP&L's 2006 rates were 32 percent below the July 2006 national average.

Key infrastructure improvements completed – As part of our Comprehensive Energy Plan, in 2006 we:

- Completed 14 transmission infrastructure projects.
- Implemented automation technologies on our distribution grid to enhance reliability performance.
- Continued our proof-of-concept development and testing on our Integrated Circuit of the Future Project and 34kV Switch Automation Projects.
- Implemented new technologies to reduce momentary service interruptions.
- Piloted a voltage reduction program to reduce system demand during peak periods.
- Initiated a cable-injection project to enhance cable performance.

Thirteen additional transmission infrastructure improvements projects are scheduled for completion in 2007.

These initiatives were designed to help us maintain and improve on our Tier 1 status.

Construction underway on La Cygne retrofit and Iatan 2 high-efficiency coal-fired plant – The new Selective Catalytic Reduction (SCR) system at the La Cygne facility will reduce by 85 percent the nitrogen oxides that contribute to ground-level ozone. La Cygne and Iatan 1 upgrades will meet or exceed federal air quality standards when all retrofits are completed in 2009.

Construction also began on the new Iatan 2 high-efficiency coal plant. When Iatan 2 becomes operational in 2010, it will be one of the largest and most efficient coal-fired generation plants in the United States. Iatan 2 will secure KCP&L's position as a leading regional provider of electricity, with significantly better air quality than that of older coal generation facilities.



"The La Cygne project is the single largest voluntary contribution to helping the Kansas City area maintain its attainment status under the EPA's eight-hour ozone standard."

– David Warm, Executive Director, Mid-America Regional Council





KCP&L actively supports the Mid-America Regional Council's Clean Air Action Plan. We produced our 2006 Environmental Report to assess the impact of potential carbon dioxide regulation on the Comprehensive Energy Plan. The report may be viewed online at *www.kcpl.com.*

Innovations support clean air – KCP&L is leading other regional utilities in our use of biodiesel fuel. More than 300 biodiesel vehicles and a fleet of 86 E85 (ethanol) flexible fueled vehicles use alternative fuels to keep the air cleaner and decrease our dependence on foreign oil.

Strategic Energy powers its Pittsburgh, Pa., corporate headquarters with 100 percent renewable electricity. This includes 300,000 kilowatt hours of Renewable Energy Certificates, an amount equal to the facility's annual energy usage, reflecting our commitment to support electricity derived from non-depleting, natural energy sources, such as sun, wind, water and hydrogen.

Consumer programs build energy efficiency – The company believes that collaborating with customers to be more efficient users of electricity is the best way to help responsibly manage demand while reducing the carbon footprint. KCP&L is a leading voice in the national push for energy efficiency and is working to elevate the discussion on energy efficiency. *The Kansas City Star* has recognized Chairman Mike Chesser's national role through his chairmanship of the Electric Power Research Institute's Board of Directors Ad-Hoc Committee on Energy Efficiency. Mike is also Co-Chair of the Edison Electric Institute (EEI) Energy Efficiency Task Force.

KCP&L is an industry leader in helping customers manage their energy usage and costs through efficiency and affordability programs and innovative demand-management tools. These programs help us control our costs and meet peak energy demands, as residential and commercial energy demand grows.


Environmental Improvements
New Wind Generation
High-Efficiency Coal Plant
Infrastructure Improvements
Efficiency Affordability and Demand Response Programs
Kansas City Power & Light
ENERGIZING LIFE

KCP&L received its third consecutive Tree Line USA Award in 2006 from the Missouri Department of Conservation. The award recognizes pruning and trenching techniques that protect and enhance America's urban forests.



Did You Know: Televisions account for 4 percent of America's annual residential electricity usage. New big screen high- and extended-definition digital sets are expected to increase television energy consumption 50 percent in the next three years.

Our Energy Optimizer program offers customers installation of a free, programmable thermostat that enables them to easily program their heating and cooling systems for greater efficiency. In addition, the company can cycle the customer's air conditioner during critical peaks. In 2006, over 10,000 customers have partnered with KCP&L to have thermostats installed, resulting in a potential peak demand reduction of 13 megawatts.

"As a pioneer in competitive electricity, we're proud to play our part to protect the environment and help promote environmentally friendly products and services."

– Shahid Malik, Executive Vice President, Great Plains Energy and CEO, Strategic Energy



In 2006, we also partnered with the City of Kansas City, Mo., Burns & McDonnell, the University of Missouri – Kansas City, the National Electrical Contractors Association (Kansas City Chapter), IBEW Local 124, and the EPA in promoting the national ENERGY STAR® "A Million Lights" campaign to help regional consumers save energy and money. KCP&L's "I'm One in a Million" campaign challenged employees to change at least one light bulb in their home to a high-efficiency 60-watt ENERGY STAR® compact fluorescent light (CFL) bulb. Approximately 65 percent of our employees participated.



Great Plains Energy Chairman Mike Chesser used a standard electrical meter to demonstrate energy-saving compact fluorescent bulbs versus incandescent bulbs at the "A Million Lights" press conference with Kansas City, Mo., Mayor Kay Barnes.



Did You Know: If every American home replaced just one incandescent light bulb with a CFL bulb, the energy savings could light more than 2.5 million homes for a year and prevent greenhouse gases equivalent to the emissions of nearly 800,000 cars.

THE POWER OF PARTNERING



To meet the challenges in our business environment and satisfy Great Plains Energy's Strategic Intent, we continue to build ties through collaborative relationships that foster mutual understanding and help accomplish our business objectives. We believe these relationships are crucial to help achieve our goals. Significant 2006 partnering achievements included:

Mutually beneficial constituency relationships – Before filing our 2006 rate cases, we worked closely with industry, legislative and regulatory representatives to build a foundation of understanding of how our Comprehensive Energy Plan will prepare the region for growth and provide safe, reliable energy.

Big hat, bigger stakes: Early KCP&L employees partnered with a horse-drawn "gin wagon" to raise poles on the north side of the company's downtown Northeast Station. Today, KCP&L is partnering with four Kansas and Missouri utilities to build the Iatan 2 coal-fired power plant.



Beneath the emerging Kansas City Power & Light District lies the most modern power grid the city has ever known – a system of underground corridors that house 1½ miles of circuit cable and utility conduits concentrated in just a few blocks. To build this infrastructure, KCP&L partnered with J.E. Dunn, Capital Electric, the Mortensen Company, Capital Improvement Management and others in a seamless collaboration that brought the project together efficiently and safely.

"The magnitude of these improvements makes us one of the nation's most progressive energy providers."

Ed Matthews, Director,
KCP&L Engineering and Asset Management

Unprecedented community support for Spearville Wind Energy Facility – Before breaking ground on the Spearville Wind Energy Facility, we worked to help residents understand the benefits the facility would bring to their community in terms of jobs and economic development. The community's response and support were instrumental in bringing the new wind generation facility on line under budget and ahead of schedule.

Industry partnerships – To build Iatan 2, we developed an ownership agreement with Aquila Inc., the Empire District Electric Company, Missouri Joint Municipal Electric Utility Commission, and Kansas Electric Power Cooperative. KCP&L will own an estimated 465 megawatts (54.71 percent); Aquila, 18 percent; Empire, 12 percent; MJMEUC, 11.76 percent and KEPCO, 3.53 percent.

"I applaud KCP&L for responding to my challenge to move Kansas into a new era of energy production in an environmentally responsible manner. Kansas is one of the top wind-producing states in the country, and KCP&L's investment in this project is a giant step toward Kansas harnessing our considerable renewable energy resources, while safeguarding the environment."

– Kansas Governor Kathleen Sebelius



"KCP&L's visionary Comprehensive Energy Plan is already delivering on its commitment to meet the economic, environmental and energy needs of the rapidly growing Kansas City region. Their approach in getting the approval of multiple stakeholders before embarking on important investments has been met with broad approval in the state."

– Missouri Governor Matt Blunt





"When community involvement is valued in a corporate culture, everybody benefits. Our company believes in the importance of volunteerism as a tool for community improvement and as a key component of professional and personal development for employees. It is in this spirit that we launched a program to promote and integrate volunteerism into work time."

– Mike Chesser,
GPE Chairman of the Board and CEO

We also invited three power companies – Aquila, Westar, and Platte-Clay Electric Cooperative – to collaborate with the Metropolitan Community College Business & Technology Campus to create a line technician training program in Kansas City. The new associate degree program in applied science will take two years to complete and will include instruction in practical skills such as pole climbing and electrical safety.

When massive storms cut power to more than 320,000 ComEd customers in Chicago and 500,000 Ameren customers in St. Louis, we sent crews, large equipment, contractors and tree trimmers to assist.

"We can't thank you enough for all of your great help. Your people did an outstanding job for us."

– Carl Segneri Jr., VP, Engineering, Exelon Corp., on KCP&L's assistance after the severe storm damage in Chicago

In 2006, our management and union employees worked as a team with manufacturer ALTEC and another utility company to develop a new double-bucket, mini digger-derrick that is small enough to pass through a 36-inch fence gate. Sixty percent of KCP&L's work is done in backyards, and the innovative new machine gives linemen the versatility and power to get more work done more quickly – using less manpower.

We also partnered on a public transit plug-in hybrid electric van with the On-Grid Hybrid Electric Bus Consortium, which includes the Kansas City Area Transportation Authority, the Metropolitan Energy Center, and the Electric Power





The H&R Block World Headquarters and the Kansas City Repertory Theatre are located in the new Kansas City Power & Light District.



"KCP&L's leadership is forward thinking and has a strong vision of the commitment it takes to preserve the unique and irreplaceable diversity of life found on the tallgrass prairie, which is among the most altered and imperiled habitat types in the world. Your company's commitment is a great example of what we can accomplish by working together."

– Alan Pollom,
Nature Conservancy, Kansas State Director

Photo: Kevin Sink

Research Institute. The emerging hybrid vehicle market will expand demand for off-peak power – as customers plug in their vehicles each evening – and also will provide an opportunity to reduce KCP&L's fleet costs.

Community partnerships – The vision of our community strategy is to improve communities for current and future generations. We've provided resources to hundreds of agencies in the areas we serve. In 2006, we worked with the City of Kansas City, Mo., to present "Save Energy – Save Money Now" customer workshops on how to weatherize homes to control energy costs.

We provided funding for Bishop Sullivan Center's Project Elder Cool program, which helped protect the elderly against heat-related illnesses by supplying window air conditioners in approximately 350 Kansas City homes. KCP&L volunteers also helped install the air conditioners.

Environmental support -- We partnered with The Nature Conservancy to preserve and restore the unique ecosystem of the Tallgrass Prairie National Preserve, located in northern Chase County, Kan. The preserve protects 405 varieties of prairie plants and wildflowers, deer, fox, coyote, eagles, wild turkeys, bison and other wildlife.

Our employees personally embraced a company-wide focus on programs that support vulnerable youth, economic and workforce development and the environment.





"You don't know what this means to me. It helps me live in dignity," 100-year-old Flo Goodson said. KCP&L's United Way Day of Caring team volunteers helped refurbish the exterior of Ms. Goodson's home.

TIER 1 PERFORMER



KCP&L is committed to achieving Tier 1 performance in all categories by 2008 and has already achieved Tier 1 performance in both safety and reliability.

We are among the top 25 percent of utilities nationwide for lowest coal generation production costs. Our high level of coal fleet performance has historically led to increased wholesale revenue, allowing us to keep our rates low. This performance and other efforts have resulted in 2006 KCP&L residential rates being almost 12 percent below the regional average and more than 32 percent below the national average, according to the Edison Electric Institute's July 2006 survey.

KCP&L also ranks in the top 25 percent of utilities nationwide for reliability due to a number of factors, including our investment in infrastructure improvements, system design standards, maintenance practices, focus on improving outage response times, and our employees' dedication to quality. Our Storm Evaluation and Restoration Plan (SERP) program was created in 1982 to establish the operating procedures for an efficient and rapid response to any distribution or transmission damage situation. As an industry leader in this area, we have

Things change, things stay the same: Line work has always been a dangerous occupation. That is why KCP&L made a company-wide commitment to reach Tier 1 safety.



KCP&L ranks in the top 25 percent of utilities nationwide for reliability.

shared our SERP strategies with many other utility companies. Our SERP program was put to the test in 2006 when KCP&L and the City of Kansas City, Mo., joined forces in a coordinated "reality-based exercise" that simulated a real-world disaster situation. Participants gathered in the Emergency Operations Centers at KCP&L and at City Headquarters, and watched a simulated holiday lighting ceremony on television. The disaster video announced an explosion that cut power to the event area, which included a major hospital, and also intimated a possible terrorist plot. The exercise tested communication and interaction between the City and KCP&L, the impact on KCP&L's business continuity, and local response preparedness. It identified important issues in media and public communications and gaps in existing processes. Resulting recommendations included strategies for improvements, best practices, and a reusable training package.

"How do you get to world class? Last September we held our first safety summit to identify strategic areas for improvement. Unless you focus on the culture, all the rules and training classes and programs aren't going to get you there. You increase the collaboration between bargaining units and management. You take the ideas of the people that do the work, day in and day out, and elevate them to a point where people see the changes happening. Living the GPE IDEAL is part of the safety journey as well. Our goal is to achieve world-class status – by DuPont Standards – by 2008."

– Joe Miller, Manager, Safety & Training





"We used to think our biggest obstacle to service disruption was a major storm. We've had to broaden our preparedness focus, because the world has changed. It's not just about us anymore – it's about how we interact with all the communities we serve, how we fit into the grand scheme of things and how we lead when the unexpected happens."

– Les Boatright, Superintendent, Emergency Response

How We Compare: OSHA Recordables



Injuries & Illnesses — Total Recordable Case Rate per 100 Employees*
All Industry Average (4.6)
10.0
8.0
6.0
4.0
2.0
0.0
1.1
2.0
2.1
3.2
4.4
5.0
5.1
5.7
5.9
6.3
7.7
9.1
9.1
9.4
10.5
DuPont**
KCP&L Cust. Ops.
Oil & Gas Extraction
Chemical Mfg
Paper Mfg
Retail Trade
Coal Mining
Crop Protection
Health Care
Construction
Food Mfg
Urban Transit
Primary Metal Mfg
Wood Mfg
Sched. Air Transp.

In 2001, KCP&L began working with DuPont Safety Resources, an internationally recognized safety expert and a well-respected advisor to many electric utilities, on our safety programs. Five years later, KCP&L Delivery achieved an OSHA recordable incident rate of 2.0 against the DuPont score of 1.1 – the industry standard.

WE ARE GREAT PLAINS ENERGY



The employees of Great Plains Energy share a passion for business and the skills to make things happen. We personally care about protecting the environment and are committed to providing every single customer with safe, reliable electricity.

Cultivating a company culture rich in multiplicity – that respects differing points of view and perspectives – is a primary focus of the company's Winning Culture, which includes all management and bargaining unit employees. We support a corporate culture of excellence and have developed the GPE IDEAL acronym to encapsulate our core values.

THE GPE IDEAL

Inspired leadership
Disciplined performance management
Engaged employees
Accountability
Loyalty



Many faces, one enduring commitment: In our early years – and today – management and our bargaining units have worked together to provide safe, reliable energy to the customers we serve.



KCP&L's Fleet Services department donated a van to the Bridge Home, a Kansas City-based nonprofit organization that helps young people who are victims of abuse and neglect. Jesse Watson, a retired 31-year KCP&L employee, and his wife Beverly, founded and run the organization.

We hold each other to these values and have developed internal training and programs to support them. GPE University offers courses in four key areas: working as a team, understanding the business, building relationships and communicating effectively. We work every day to achieve collaboration, find creative solutions and provide environmental stewardship, dynamic leadership and employee engagement.

We are building a strong team focused on supporting a corporate culture that will sustain performance excellence over the long term, while also providing value and opportunity for our shareholders, employees, customers and community.

"I truly enjoy working at KCP&L, because every day brings a new challenge. These are exciting times for the company, and I have the opportunity to interact with an engaged team that is dedicated to building a solid foundation for the future."

– Kevin Bryant, KCP&L's new VP, Energy Solutions, previously served as manager of Corporate Finance. Prior to that he served as manager, Strategic Planning, for interactive software development company THQ, Inc., and as a corporate finance analyst at UBS Paine Webber. Bryant holds an MBA from Stanford University.



"I was attracted to KCP&L because I knew many of the people and liked their combination of generation with diversity. After I joined the company, Richard Spring, VP of Transmission, and Stephen Diebold, manager, Real Time Systems, invited my parents to visit our company. My father works for the Chengdu Power Bureau in China, so we had some interesting conversations about similarities and differences in our electrical systems and services. My parents were very impressed with the company."

– Tianling Wu, KCP&L Energy Management Systems project engineer, is the only electric utility industry representative – and the only woman – to serve on the Technical Committee of the Distributed Network Protocol (DNP) Users Group. Wu studied electrical engineering in China, and holds an MS in computer science from the University of Missouri-Kansas City.





KCP&L partnered with Adaptive Ecosystems Inc. to execute a controlled burn to restore the Welson Slough natural wetlands around the Iatan 2 coal-fired generation plant now under construction.



KCP&L provided eight three-man crews to move two 1892 steel-truss railroad bridge sections from Kansas City's River Market to the Freight House District. The bridge now provides a pedestrian walkway between the old Union Station and the new Crossroads District.

Together we are building a tradition of volunteerism in the communities where we work and live. 2006 projects included:

- Allocated more than $450,000 to fund weatherization programs in our service territory. This amount will increase annually through 2010 resulting in a total just under $3 million for the five-year program.
- Offered energy workshops to help community members across the metropolitan area learn how they can lower their energy bills through home weatherization.
- Donated property formerly used for a KCP&L substation to DeLaSalle Education Center, the region's sole private secular alternative school that improves the rate of student graduation and employability. We also provided environmental testing and remediation to ensure the site was free of contaminants.
- Provided new and used fans to residents in need through the Salvation Army's "Fan Club."


SAFETY CONTEST WINNER
Lindsay Farmer

Lindsay Farmer, grand prize winner in KCP&L's 2006 Safety Billboard Contest, saw her artwork featured on a Lamar Advertising billboard. KCP&L sponsors the annual contest to help students learn more about electrical safety. Lindsay is a fourth-grader at Stanley Elementary in Overland Park, Kan. She also received a $100 prize in the contest co-sponsored by Lamar Advertising.

- Donated funds to the United Way for 2-1-1, a free, confidential telephone service that provides callers with information on Kansas City-area health and human services resources.
- At Strategic Energy, 38 percent of employees participated in United Way's Day of Caring events, helping six community organizations clean, paint, rake leaves and handle a variety of tasks. We also supported the Chartiers Community Mental Health and Retardation Center, Inc., Angel's Place in Swissvale, Circle C Youth and Family Services, The Woodlands Foundation and Sisters Place, Inc. Strategic Energy presented a donation to each of the organizations to supplement our employees' volunteer contributions.

"I chose KCP&L because of its reputation as a great company – and a great place to work. The entry test, which I was told has an 80 percent failure rate, meant my future co-workers would be well qualified – and they are. That's important to me. We work with very high voltages, and mistakes can be deadly."

– David Bjorgaard, Journeyman Electrician, worked for several Fortune 500 companies before joining KCP&L's Iatan team a year ago. In addition to his full-time KCP&L position, Bjorgaard is a volunteer art instructor in the Weston School on Thursday afternoons. He also teaches art to disadvantaged youth at The Bridge Home one evening each week.



"KCP&L is not your father's utility company. It's a dynamic, changing organization moving at a rapid pace. This is one of the more exciting times in the company's history. I hope to grow with it and help drive its value."

– Greg Kindle, new KCP&L manager of Economic Development. As former president of Southwest Johnson County Economic Development Corporation, Kindle played a key role in marketing and building southwest Johnson County, Kan.



STRATEGIC ENERGY



Strategic Energy supplies retail electricit to Fortune 500 companies and other businesses. We help our customers buil competitive advantage through energy management. Our 2006 sales volume was the highest in our 20-year history.

Our goal is to become the leading competitive electricity retailer in Americ. To achieve this, we are focused on transforming and enhancing business operations in four key areas, which we call Strategic Energy's 4 Ps:

Positioning: Our ability to apply in-depth expertise to customer needs in a variety of challenging market conditions is key to our success. We offer unbiased expert advice and innovative solutions that help customers make well-informed energy purchasing decisions despite energy-price volatility.

Procurement: Energy procurement accounts for more than 95 percent of our operating costs, so energy purchasing strategies are critical to our bottom line. At Strategic Energy, energy supply and risk management teams work in tandem to optimize procurement and our ability to act swiftly and decisively.

Products: We are developing strategic product innovations and new ways to do business to help customers meet energy procurement challenges while satisfying their budgetary requirements.

Strategic Energy's annual revenue has grown consistently over the past seven years. It increased from $129 million in 2000 to $1.5 billion in 2006.

Productivity: At Strategic Energy, we measure productivity by more than just quantity or increased production. Our focus is on job achievement and expertise, making wise decisions and using resources efficiently. To ensure that operational systems are streamlined and scalable, our 2007 goals will include analyzing our infrastructure and continuously improving business processes that support efficient workflow.



Strategic Energy
New Business Origination
35
30
25
20
15
10
5
0
21.9
12.8
18.5
33.2
2003
2004
2005
2006
Millions of (MWhs)

Sales growth throughout 2006 was driven by strong penetration into the small business segment and conducive pricing and regulatory environments.



At the heart of Strategic Energy is a best-in-class Energy Management Center. It taps into the market 24/7 via sophisticated technology and a variety of highly regarded counterparties. It is staffed by experienced, market-savvy, customer-focused professionals who objectively monitor and analyze market trends, working as our eyes and ears in the wholesale world. The Energy Management Center is a powerful source for the solutions, objectivity and experience energy professionals rely on.

Strategic Energy is licensed to serve electricity customers in deregulated markets that include California, Connecticut, Delaware, Illinois, Maryland, Massachusetts, Michigan, New Jersey, New York, Ohio, Pennsylvania, Texas and Washington, D.C.

DIRECTORS AND OFFICERS

Board of Directors: Great Plains Energy

Michael J. Chesser
Chairman of the Board and Chief Executive Officer

Dr. David L. Bodde
Senior Fellow and Professor, Arthur M. Spiro Institute for Entrepreneurial Leadership at Clemson University

William H. Downey
President and Chief Operating Officer

Mark A. Ernst
Chairman of the Board, President and Chief Executive Officer, H&R Block, Inc., a global provider of tax preparation, investment, mortgage and accounting services

Randall C. Ferguson, Jr.
Senior Partner for Business Development, Tshibanda & Associates, LLC, a consulting and project management services firm committed to assisting clients to improve operations and achieve long-lasting, measurable results

Dr. William K. Hall
Chairman of Procyon Technologies, Inc., a holding company with investments in the aerospace and defense industries

Luis A. Jimenez
Senior Vice President and Chief Strategy Officer of Pitney Bowes Inc., a global provider of integrated mail and document management solutions

James A. Mitchell
Executive Fellow-Leadership, Center for Ethical Business Cultures, a not-for-profit organization assisting business leaders in creating ethical and profitable cultures

William C. Nelson
Chairman, George K. Baum Asset Management, a leading provider of investment management services to individuals, foundations and institutions

Dr. Linda H. Talbott
President, Talbott & Associates, consultants in strategic planning, philanthropic management and development to foundations, corporations and nonprofit organizations

Robert H. West
Retired Chairman of the Board, Butler Manufacturing Company, a supplier of non-residential building systems, specialty components and construction services

Officers: Great Plains Energy

Michael J. Chesser
Chairman of the Board and Chief Executive Officer

William H. Downey
President and Chief Operating Officer

Terry Bassham
Executive Vice President-Finance and Strategic Development and Chief Financial Officer

Michael W. Cline
Treasurer and Chief Risk Officer

Barbara B. Curry
Senior Vice President-Corporate Services and Corporate Secretary

Michael L. Deggendorf
Vice President-Public Affairs

Mark G. English
General Counsel and Assistant Secretary

Todd A. Kobayashi
Vice President-Strategy and Investor Relations

Shahid Malik
Executive Vice President

Lori A. Wright
Controller

Officers: Kansas City Power & Light

Michael J. Chesser
Chairman of the Board

William H. Downey
President and Chief Executive Officer

Terry Bassham
Chief Financial Officer

Kevin Bryant
Vice President-Energy Solutions

Lora C. Cheatum
Vice President-Administrative Services

Dana Crawford
Vice President-Plant Operations

Barbara B. Curry
Corporate Secretary

Stephen T. Easley
Senior Vice President-Supply

Chris B. Giles
Vice President-Regulatory Affairs

William P. Herdegen, III
Vice President-Customer Operations

John R. Marshall
Senior Vice President-Delivery

William G. Riggins
Vice President-Legal and Environmental Affairs and General Counsel

Marvin L. Rollison
Vice President-Corporate Culture and Community Strategy

Richard A. Spring
Vice President-Transmission Services

Lori A. Wright
Controller

Officers: Strategic Energy

Shahid Malik
President and Chief Executive Officer

Jeffrey T. Buxton
Executive Vice President-Marketing

Jan L. Fox
General Counsel, Corporate Secretary and Executive Vice President-Market Development

Janis D. Shaw
Executive Vice President-Human Resources and Corporate Services

Andrew J. Washburn
Chief Financial Officer

Michael R. Young
Executive Vice President-Sales



Left to Right: Stephen Easley, Senior Vice President Supply; Terry Bassham, Chief Financial Officer; Bill Downey, President and Chief Operating Officer; Mike Chesser, Chairman of the Board and CEO; Barbara Curry, Senior Vice President Corporate Services and Corporate Secretary; Shahid Malik, Executive Vice President, President and CEO, Strategic Energy; John Marshall, Senior Vice President Delivery

GREAT PLAINS ENERGY INCORPORATED
1201 WALNUT
KANSAS CITY, MISSOURI 64106-2124

March 19, 2007

Dear Shareholder:

We are pleased to invite you to the Annual Meeting of Shareholders of Great Plains Energy Incorporated. The meeting will be held at 10:00 a.m. (Central Daylight Time) on Tuesday, May 1, 2007, at The Nelson-Atkins Museum of Art, 4525 Oak Street, Kansas City, Missouri 64111. The Nelson-Atkins Museum of Art is accessible to all shareholders. **Shareholders with special assistance needs should contact the Corporate Secretary, Great Plains Energy Incorporated, 1201 Walnut, Kansas City, Missouri 64106-2124, no later than Friday, April 27, 2007.**

At this meeting, you will be asked to:

1. Elect eleven directors;
2. Ratify the appointment of independent auditors for 2007; and
3. Ratify the amended Long-Term Incentive Program.

The attached Notice of Annual Meeting and Proxy Statement describe the business to be transacted at the meeting. Your vote is important. Please review these materials and vote your shares.

We hope you and your guest will be able to attend the meeting. Registration and refreshments will be available starting at 9:00 a.m.

Sincerely,

Michael J. Chesser
Chairman of the Board

GREAT PLAINS ENERGY


Main
39th St.
43rd St.
Nelson-Atkins
Museum of Art
47th St.
N
W
E
S
Oak St.
Rockhill Rd.

The Nelson-Atkins Museum of Art is located at 4525 Oak Street in Kansas City, Missouri, just east of the Country Club Plaza. The parking garage entrance is on Oak Street just north of the building.

CONTENTS

GREAT PLAINS ENERGY INCORPORATED
1201 Walnut
Kansas City, Missouri 64106-2124

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Date:	Tuesday, May 1, 2007
Time:	10:00 a.m. (Central Daylight Time)
Place:	The Nelson-Atkins Museum of Art 4525 Oak Street Kansas City, Missouri 64111

PROXY STATEMENT

This proxy statement and accompanying proxy card are being mailed, beginning March 19, 2007, to owners of our common stock for the solicitation of proxies by our Board of Directors ("Board") for the 2007 Annual Meeting of Shareholders ("Annual Meeting"). The Board encourages you to read this document carefully and take this opportunity to vote on the matters to be decided at the Annual Meeting.

In this proxy statement, we refer to Great Plains Energy Incorporated as "we", "us", "Company", or "Great Plains Energy", unless the context clearly indicates otherwise.

About the Meeting

Why did you send me this proxy statement?

We sent you this proxy statement and the proxy card because you are a holder of our common stock and our Board of Directors is soliciting your proxy to vote at the Annual Meeting.

What will be voted on?

At the annual meeting, you will be voting on:

- The election of eleven directors to our Board;
- The ratification of the appointment of Deloitte & Touche, LLP, to be our independent registered public accounting firm in 2007; and
- The approval of our amended Long-Term Incentive Plan ("LTIP").

How do you recommend that I vote on these matters?

The Board of Directors recommends that you vote **FOR** each of the people nominated to be directors, **FOR** the ratification of the appointment of Deloitte & Touche, LLP, and **FOR** the amended LTIP.

Who is entitled to vote on these matters?

You are entitled to vote if you owned our common stock as of the close of business on February 23, 2007. On that day, approximately 85,934,602 shares of our common stock were outstanding and eligible to be voted. Shares of stock held by the Company in its treasury account are not considered to be outstanding, and will not be voted or considered present at the Annual Meeting.

How many votes am I entitled to?

You are entitled to one vote for each share of our common stock on the matters presented at the Annual Meeting. Please see the section below entitled "*Is cumulative voting allowed*" for a description of how votes are cast for election of our directors.

How many shares need to be represented at the Annual Meeting?

A majority of the outstanding shares of the Company entitled to vote is required to be represented (either by the shareholder or the shareholder's proxy) at the Annual Meeting. Broker non-votes withheld and abstentions will be counted for purposes of determining whether a quorum is present.

Is cumulative voting allowed?

Cumulative voting is allowed with respect to the election of our directors. This means that you have a total vote equal to the number of shares you own, multiplied by the eleven directors to be elected. Your votes for directors may be divided equally among all of the director nominees, or you may vote for one or more of the nominees in equal or unequal amounts. You may also withhold your votes for one or more of the nominees. If you withhold your votes, these withheld votes will be distributed equally among the remaining director nominees.

How many votes are needed to elect directors?

The eleven director nominees receiving the highest number of **FOR** votes will be elected. This is called "plurality voting". Withholding authority to vote for some or all of the director nominees, or not returning your proxy card, will have no effect on the election of directors.

How many votes are needed to ratify the appointment of Deloitte & Touche?

Ratification requires the affirmative vote of the majority of shares voting at the Annual Meeting. Shareholder ratification of the appointment is not required, but your views are important to the Audit Committee and the Board. If shareholders do not ratify the appointment, our Audit Committee will reconsider the appointment.

How many votes are needed to approve the amended LTIP?

The majority of our shares must be voted on this matter, and an affirmative vote of the majority of shares voted is required for approval.

How can I submit a proposal to be included in next year's proxy statement?

Shareholders wishing to have a proposal included in the proxy statement for the Annual Meeting in 2008 must submit a written proposal to the Corporate Secretary by November 21, 2007. Securities and Exchange Commission ("SEC") rules set standards for shareholder proposal requirements to be included in a proxy statement, including that each shareholder may submit no more than one proposal for a shareholder meeting.

To be eligible to bring a proposal for inclusion in the Proxy Statement, you:

- must have continuously held at least $2,000 in market value or 1% of our common stock for at least one (1) year as of the date the proposal is submitted to us; and
- intend to continue ownership of the shares through the date of the Annual Meeting.

To be in proper written form, your proposal must set forth as to the matter you propose to bring before the Annual Meeting:

- a brief description (no more than 500 words in length) of the business to be brought before the shareholder meeting and the reasons for conducting the business at the shareholder meeting;
- your name and record address;
- the class or series and number of shares of our stock that you own beneficially or of record, including proof of ownership and length of ownership by written statement from the "record" holder of the securities or a copy of the proof of ownership filed with the SEC and a written statement of your intent to continue ownership of the shares through the date of the Annual Shareholders Meeting;
- a description of all arrangements or understandings between you and any other person or persons (including their names) in connection with your proposal, and any material interest of you in such proposal; and
- your representation that you intend to appear in person or by a qualified representative at the Annual Meeting to bring such business before the meeting.

Can I bring up matters at the Annual Meeting or other shareholder meeting, other than through the proxy statement?

If you intend to bring up a matter at a shareholder meeting, other than by submitting a proposal for inclusion in our proxy statement for that meeting, our By-Laws require you to give us notice at least 60 days, but no more than 90 days, prior to the date of the shareholder meeting. If we give shareholders less than 70 days notice of a shareholder meeting date, the shareholder's notice must be received by the Corporate Secretary no later than the close of business on the tenth (10) day following the earlier of the date of the mailing of the notice of the meeting or the date on which public disclosure of the meeting date was made.

May I ask questions at the Annual Meeting?

Yes. We expect that all of our directors, senior management, and representatives of Deloitte & Touche will be present at the Annual Meeting. We will answer your questions of general interest at the end of the Annual Meeting. We may impose certain procedural requirements, such as limiting repetitive or follow-up questions, so that more shareholders will have an opportunity to ask questions.

How can I propose someone to be a nominee for election to the Board?

The Governance Committee of the Board will consider candidates for director suggested by shareholders, applying the criteria described in the section below titled "Election of Directors" and the additional information discussed later in this answer.

Our By-Laws require shareholders wishing to make a director nomination to give notice at least 60 days, but no more than 90 days, prior to the date of the shareholder meeting. If we give shareholders less than 70 days notice of a shareholder meeting date, your notice must be received by the Corporate Secretary no later than the close of business on the tenth (10) day following the earlier of the date of mailing of the notice of the meeting or the date on which public disclosure of the meeting date was made.

For your director nominee election to be in proper written form, your notice to the Corporate Secretary must include your

- name and shareholder record; and
- class or series of our stock and number of shares you beneficially hold;

and your nominee's

- name, age, business address and residence address;
- principal occupation or employment;
- class or series of our stock and number of shares owned beneficially; and
- written consent to serve as a director, if elected.

The notice must also provide:

- a description of all arrangements or understandings between you and the nominee;
- a representation that you intend to appear in person or by a qualified representative at the shareholder meeting to nominate the nominee; and
- any other information relating to you and your nominee that is required to be reported in a proxy statement or other filings as required by SEC rules.

No person shall be eligible for election as a director unless nominated according to procedures in Great Plains Energy's By-Laws as described above. You may request a copy of the By-Laws by contacting the Corporate Secretary, Great Plains Energy Incorporated, 1201 Walnut, Kansas City, Missouri 64106-2124.

Who is allowed to attend the Annual Meeting?

If you own our shares, you and a guest are welcome to attend our Annual Meeting. You will need to register when you arrive at the meeting. We may also verify your name against our shareholder list. If you own shares in a brokerage account in the name of your broker or bank ("street name"), you should bring your most recent brokerage account statement or other evidence of your share ownership. If we cannot verify that you own our shares, it is possible that you may not be admitted to the meeting.

About Proxies

How can I vote at the Annual Meeting?

You can vote your shares either by casting a ballot during the Annual Meeting, or by proxy.

Are you soliciting proxies for the Annual Meeting?

Yes, our Board is soliciting proxies. We will pay the costs of this solicitation. In addition to the use of the mails, proxies may be solicited in person, by telephone, facsimile or other electronic means by our directors, officers and employees without additional compensation.

Morrow & Co., Inc., 445 Park Avenue, New York, New York 10022, has been retained by us to assist in the solicitation, by phone, of votes for the fee of $8,000 plus reimbursement of out-of-pocket expenses. We will also reimburse brokers, nominees and fiduciaries for their costs in sending proxy statements to holders of our shares.

How do I vote by proxy before the Annual Meeting?

There are three ways registered shareholders may vote their shares:

- By Mail
- By Telephone
- By Internet

To vote by mail, simply mark, sign and date the proxy card and return it in the postage-paid envelope provided. **To vote by telephone or Internet**, 24 hours a day, 7 days a week, refer to your proxy card for voting instructions. If you hold your shares through a broker, bank or other nominee, you will receive separate instructions from the nominee describing how to vote your shares.

Properly executed proxies received by the Corporate Secretary before the close of voting at the Annual Meeting will be voted according to the directions provided. If a proxy is returned without shareholder directions, the shares will be voted as recommended by the Board.

What shares are included on the proxy card?

The proxy card represents all the shares registered to you, including all shares held in your Great Plains Energy Dividend Reinvestment and Direct Stock Purchase Plan account and Employee Savings Plus Plan.

Can I change my mind after I submit a proxy?

You may revoke your proxy at any time by:

- written notice to the Corporate Secretary;
- submission of a proxy bearing a later date; or
- casting a ballot at the Annual Meeting.

I have Company shares in a brokerage account. How do I vote these shares?

Any shares that you own in street name are not included in the total number of shares that are listed on the enclosed proxy card. Your bank or broker will send you directions on how to vote those shares.

Will my shares held in street name be voted if I don't provide a proxy?

These shares might be voted even if you do not provide voting instructions to the broker. The current New York Stock Exchange ("NYSE") rules allow brokers to vote shares on certain "routine" matters for which their customers do not provide voting instructions. The election of our directors and the ratification of the appointment of Deloitte & Touche are considered "routine" matters, assuming that no contest arises on these matters. However, brokers are not permitted to vote your shares regarding the approval of our amended LTIP without proper voting instructions from you.

Is my vote confidential?

We have a policy of voting confidentiality. Your vote will not be disclosed to the Board or our management except as may be required by law and in other limited circumstances.

About Householding

Are you "householding" for your shareholders with the same address?

Yes. Shareholders that share the same last name and household mailing address with multiple accounts will receive a single copy of shareholder documents (annual report, proxy statement, prospectus or other information statement) unless we are instructed otherwise. Each registered shareholder will continue to receive a separate proxy card. Any shareholder who would like to receive separate shareholder documents may call or write us at the address below, and we will promptly deliver them. If you received multiple copies of the shareholder documents and would like to receive combined mailings in the future, please call or write us at the address below. Shareholders who hold their shares in street name should contact that party regarding combined mailings.

Great Plains Energy Incorporated
Shareholder Relations
1201 Walnut
Kansas City, Missouri 64106-2124
1-800-245-5275

Can I get electronic delivery of annual shareholder reports, proxy statements and proxy cards?

Yes. This proxy statement and our annual shareholder report is available on our website at www.greatplainsenergy.com. You can also elect to receive future annual shareholder reports, proxy statements and proxy cards electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions on the proxy card to vote using the Internet and, when prompted, indicate that you agree to receive or access shareholder communications electronically in future years.

ELECTION OF DIRECTORS
Item 1 on Proxy Card

The Board consists of eleven members. The eleven nominees have been recommended to the independent directors of the Board by the Governance Committee to serve as directors until the next Annual Meeting of Shareholders and until their successors are elected and qualified. All of the directors elected in 2006 are listed below as nominees. Each nominee has consented to stand for election, and the Board does not anticipate any nominee will be unavailable to serve. In the event that one or more of the director nominees should become unavailable to serve at the time of the Annual Meeting, shares represented by proxy may be voted for the election of a nominee to be designated by the Board. Proxies cannot be voted for more than eleven persons.

Nominees for Directors

David L. Bodde Director since 1994
Dr. Bodde, 64, is the Senior Fellow and Professor, Arthur M. Spiro Institute for Entrepreneurial Leadership at Clemson University (since 2004). He previously held the Charles N. Kimball Chair in Technology and Innovation (1996-2004) at the University of Missouri-Kansas City. He also serves on the board of The Commerce Funds. Dr. Bodde served as a member of the Executive, Audit and Governance Committees during 2006.

Michael J. Chesser Director since 2003
Mr. Chesser, 58, is Chairman of the Board and Chief Executive Officer - Great Plains Energy and Chairman of the Board – Kansas City Power & Light ("KCP&L") (since October 2003). Previously he served as Chief Executive Officer of United Water (2002-2003); and President and Chief Executive Officer of GPU Energy (2000-2002). He also services on the board of UMB Financial Services Corporation. Mr. Chesser served as a member of the Executive Committee in 2006.

William H. Downey Director since 2003
Mr. Downey, 62, is President and Chief Operating Officer - Great Plains Energy and President and Chief Executive Officer - KCP&L (since October 2003). Mr. Downey joined the Company in 2000 as Executive Vice President - KCP&L and President – KCP&L Delivery Company. Mr. Downey also serves on the board of Enterprise Financial Services Corp. and Grubb & Ellis Realty Advisors, Inc.

Mark A. Ernst Director since 2000
Mr. Ernst, 49, is Chairman of the Board, President and Chief Executive Officer of H&R Block, Inc., a global provider of tax preparation, investment, mortgage and accounting services. Prior to his election as Chairman of the Board in 2002, Mr. Ernst was Chief Executive Officer and President. Mr. Ernst served on the Executive, Audit and Compensation and Development Committees during 2006.

Randall C. Ferguson, Jr. Director since 2002
Mr. Ferguson, 55, is the Senior Partner for Business Development for Tshibanda & Associates, LLC (since March 2005), a consulting and project management services firm committed to assisting clients to improve operations and achieve long-lasting, measurable results. Previously he served as Senior Vice President Business Growth & Member Connections with the Greater Kansas City Chamber of Commerce (2003-2005) and the retired Senior Location Executive (1998-2003) for the IBM Kansas City Region. Mr. Ferguson served on the Audit and Governance Committees during 2006.

William K. Hall Director since 2000

Dr. Hall, 63, is Chairman (since 2000) of Procyon Technologies, Inc., a holding company with investments in the aerospace and defense industries. He also served as Chief Executive Officer (2000-2003) of Procyon Technologies. Dr. Hall also serves on the boards of Actuant Corporation, A. M. Castle & Co., Stericycle, Inc., and W. W. Grainger, Inc. Dr. Hall served on the Audit and Governance Committees during 2006.

Luis A. Jimenez Director since 2001

Mr. Jimenez, 62, is Senior Vice President and Chief Strategy Officer (since 2001) of Pitney Bowes Inc., a global provider of integrated mail and document management solutions. Mr. Jimenez served on the Governance and Compensation and Development Committees during 2006.

James A. Mitchell Director since 2002

Mr. Mitchell, 65, is the Executive Fellow-Leadership, Center for Ethical Business Cultures (since 1999), a not-for-profit organization assisting business leaders in creating ethical and profitable cultures and is a Director for Capella Education Company. Mr. Mitchell served on the Compensation and Development and Governance Committees during 2006.

William C. Nelson Director since 2000

Mr. Nelson, 69, is Chairman (since 2001) of George K. Baum Asset Management, a provider of investment management services to individuals, foundations and institutions. He also serves on the board of DST Systems. Mr. Nelson served on the Executive, Audit and Compensation and Development Committees during 2006.

Linda H. Talbott Director since 1983

Dr. Talbott, 66, is President of Talbott & Associates (since 1975), consultants in strategic planning, philanthropic management and development to foundations, corporations, and nonprofit organizations. She is also Chairman of the Center for Philanthropic Leadership. Dr. Talbott served as the Advising Director for Corporate Social Responsibility and on the Governance and Compensation and Development Committees during 2006.

Robert H. West Director since 1980

Mr. West, 68, serves on the boards of Burlington Northern Santa Fe Corporation and Commerce Bancshares, Inc. Mr. West served as the Lead Independent Director of the Board and as a member of the Audit, Executive and Compensation and Development Committees during 2006.

The Board of Directors recommends a vote FOR each of the listed nominees.

Director Nominating Process

The Governance Committee identifies and recommends to the independent directors of the Board the nominees for the election of directors at the shareholder meeting. At its discretion, the Governance Committee may pay a fee to third party consultants and experts to help identify and evaluate potential new nominees for director.

The Governance Committee consists of six independent directors: David L. Bodde, Chair; Randall C. Ferguson, Jr.; William K. Hall; Luis A. Jimenez; James A. Mitchell and Linda H. Talbott. The Committee held five meetings in 2006.

In accordance with the Corporate Governance Guidelines, the Governance Committee takes into account a number of factors when considering director candidates. Director nominees are selected based on their practical wisdom, mature judgment and diversity of backgrounds and business experience. Nominees should possess the highest levels of personal and professional ethics, integrity, and values and be committed to representing the interests of shareholders. The Governance Committee may also consider in its assessment the Board's diversity in its broadest sense, reflecting geography, age, gender and ethnicity and other appropriate factors.

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS
Item 2 on Proxy Card

Deloitte & Touche LLP has acted as our independent registered public accounting firm since 2002, and has been appointed by the Audit Committee to audit and certify our financial statements for 2007, subject to ratification by the shareholders of the Company.

Representatives from Deloitte & Touche LLP are expected to be present at the Annual Meeting, with the opportunity to make statements if they wish to do so, and are expected to be available to respond to appropriate questions.

The affirmative vote of the holders of a majority of the shares of our common stock present and entitled to vote at the meeting is required for ratification of this appointment. If the appointment of Deloitte & Touche LLP is not ratified, the selection of the independent registered public accounting firm will be reconsidered by the Audit Committee.

The Board of Directors recommends a vote FOR ratification.

AUDIT COMMITTEE REPORT

The Audit Committee is comprised of six independent directors. In connection with its function to oversee and monitor the financial reporting process of Great Plains Energy, the Audit Committee's activities in 2006 included the following:

- reviewed and discussed the audited financial statements and the audit of internal control over financial reporting with management and the independent auditors;
- discussed with Deloitte & Touche LLP, the Company's independent auditors for the year ended December 31, 2006, the matters required to be discussed by SEC regulations and by Statement on Auditing Standards No. 61, as amended, as adopted in Rule 3200T of the Public Company Accounting Oversight Board (the "PCAOB");
- received the written disclosures and the letter from Deloitte & Touche LLP required by Independence Standards Board Standard No. 1 (Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees), as adopted by Rule 3600T of the PCAOB, and discussed with Deloitte & Touche LLP its independence from management and the Company and its subsidiaries; and
- considered whether the non-audit services in the categories below were compatible with maintaining Deloitte & Touche LLP's independence.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's annual report on Form 10-K for the fiscal year ended December 31, 2006 for filing with the SEC.

Fees paid to Deloitte & Touche LLP

The following table sets forth the aggregate fees billed by Deloitte & Touche LLP for audit services rendered in connection with the consolidated financial statements and reports for 2006 and 2005 and for other services rendered during 2006 and 2005 on behalf of the Company and its subsidiaries, as well as all out-of-pocket costs incurred in connection with these services:

Fee Category	2006	2005
Audit Fees	$1,905,708	$2,048,204
Audit-Related Fees	63,635	66,031
Tax Fees	31,137	79,107
All Other Fees	4,500	25,600
Total Fees:	$2,004,980	$2,218,942

Audit Fees: Consists of fees billed for professional services rendered for the audits of the annual consolidated financial statements of the Company and its subsidiaries and reviews of the interim condensed consolidated financial statements included in quarterly reports. Audit fees also include: services provided by Deloitte & Touche LLP in connection with statutory and regulatory filings or engagements; audit of and reports on the effectiveness of internal control over financial reporting and on management's assessment of the effectiveness of internal control over financial reporting and other attest services, except those not required by statute or regulation; services related to filings with the SEC, including comfort letters, consents and assistance with and review of documents filed with the SEC; and accounting research in support of the audit.

Audit-Related Fees: Consists of fees billed to the Company for benefit plan audits and for assurance and related services that are reasonably related to the performance of the audit or review of consolidated financial statements of the Company and its subsidiaries and are not reported under "Audit Fees". These services include consultation concerning financial accounting and reporting standards.

Tax Fees: Consists of fees billed to the Company for benefit plan tax services and for tax compliance and related support of tax returns and other tax services, including assistance with tax audits, and tax research and planning.

All Other Fees: Consists of fees for all other services other than those reported above. Those services in 2006 and 2005 included accounting research tool subscriptions and in 2005 also included development and facilitation of a group training course.

Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firms

The Audit Committee pre-approves all audit and permissible non-audit services provided by the independent registered public accounting firms to the Company and its subsidiaries. These services may include audit services, audit-related services, tax services and other services. The Audit Committee has adopted for the Company and its subsidiaries policies and procedures for the pre-approval of services provided by the independent auditor. Under these policies and procedures, the Audit Committee may pre-approve certain types of services, up to aggregate fee levels established by the Audit Committee. Any proposed service within a pre-approved type of service that would cause the applicable fee level to be exceeded cannot be provided unless the Audit Committee either amends the applicable fee level or specifically approves the proposed service. The Audit Committee as well may specifically approve other audit and permissible non-audit services on a case-by-case basis. Pre-approval is generally provided for up to one year, unless the Audit Committee specifically provides for a different period. The Audit Committee receives quarterly reports regarding the pre-approved services performed by the independent registered public accounting firms. The Chairman of the Audit Committee may between meetings pre-approve audit and non-audit services provided by the independent registered public accounting firms, and report such pre-approval at the next Audit Committee meeting.

Audit Committee

Mark A. Ernst, Committee Chair
David L. Bodde, Committee Member
Randall C. Ferguson, Jr., Committee Member
William K. Hall, Committee Member
William C. Nelson, Committee Member
Robert H. West, Committee Member

APPROVAL OF THE AMENDED LONG-TERM INCENTIVE COMPENSATION PLAN
Item 3 on the Proxy Card

Overview

In 1992, our shareholders approved our LTIP, and in 2002 they approved an amendment to the LTIP to extend its term to May 5, 2012. The purposes of the LTIP are to encourage officers, employees and non-employee directors of the Company to acquire proprietary and vested interest in the growth and performance of the Company, to generate an increased incentive to enhance the value of the Company for the benefit of its customers and shareholders, and to aid in the attraction and retention of exceptionally qualified individuals upon whom the Company's success largely depends. The Board believes that the LTIP has been successful, but that it should be amended to increase the number of shares authorized to be issued and to make other changes, as described below. The Board approved the amended LTIP in February 2007, and directed it to be submitted to shareholders for approval at this Annual Meeting. The affirmative vote of the holders of a majority of our common stock represented at the Annual Meeting is required to approve the amended LTIP. If our shareholders approve, the amended LTIP will become effective for 2007 and will expire on May 1, 2017. If our shareholders do not approve, the proposed amendments to the LTIP will not be made, which means, among other things, that the term will not be extended, the current share limit will not be increased, our outside directors will not be eligible for awards under the LTIP, and compensation awarded pursuant to Performance Share grants may not be deductible under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). Capitalized terms used in this part of the proxy statement that are not otherwise defined in the proxy statement have the meanings ascribed in the LTIP.

Principal Changes Caused by the Amendments

A summary of the LTIP, as amended, is set out below. The principal changes that the amendments will make to the current form of the LTIP are:

- Allowing non-employee directors to be eligible for Awards and to defer receipt of the equity component of their compensation through Director Deferred Share Units;
- Increasing the maximum number of shares of our common stock that can be issued under the LTIP from three million to five million;
- Extending the term of the LTIP from May 5, 2012 to May 1, 2017;
- Modifying the definition of "Committee" to require that it must be comprised of at least two independent directors who qualify as "outside directors" and "non-employee directors";
- Creating a LTIP Committee composed of two or more directors (who need not be independent) who can grant restricted stock up to an aggregate of 15,000 shares to employees;
- Modifying the definition of "Fair Market Value" from the average of the high and low prices on a particular day to the closing price on that day;

- Adding provisions to permit Awards to qualify for the performance-based compensation exception to Section 162(m) of the Code (which limits deductible compensation to $1 million for the top five named executive officers ("NEOs") employed at the end of the year), and to set the maximum number of shares of our common stock that can be granted to any one recipient in a single taxable year at 100,000 shares;
- Reducing the general minimum restricted period on Restricted Stock from three years to one year, and extending the minimum holding period to six months after the restrictions lift from six months after the shares are granted;
- Providing the Committee the discretion to waive restrictions or conditions on Restricted Stock or Performance Shares in the event of retirement, disability, death or special circumstances;
- Prohibiting Option repricing unless such repricing is approved by our shareholders;
- Modifying the "Change in Control" definition to increase the threshold percentage of our common stock that must be beneficially owned by a "person" from 20% to 35%;
- Adding a condition that accelerated vesting of Awards does not occur upon a "Change in Control" unless the participant's employment is terminated for "good reason" or is terminated for other than "cause" (which is known as a "double trigger"); and
- Adding provisions in response to the enactment of Section 409A of the Code.

The Board of Directors recommends a vote FOR approval.

The following is a summary of the principal features of the LTIP, as amended. This summary does not discuss every aspect of the LTIP. ***We urge you to read the full text of the LTIP contained in Appendix 1 of this proxy statement.*** We will provide without charge a copy of the LTIP to any shareholder who requests a copy.

Summary of the LTIP

Available Shares. The LTIP currently provides for a maximum of three million shares of our common stock to be issued. The amended LTIP increases this amount to five million shares. On February 28, 2007, there were 1,446,854 shares of our common stock available to be issued under the LTIP.

Eligibility. Officers, other employees and non-employee directors of Great Plains Energy and our subsidiaries (including officers or salaried full-time employees who are members of the Board) who, in the opinion of the Compensation and Development Committee (the "Committee") make or are expected to make significant contributions to the continued growth, development and financial success of Great Plains Energy or any of our subsidiaries are eligible to receive Awards. Currently, nine of our eleven directors are non-employees.

Granting of Awards. The LTIP provides that Awards may be granted by the Committee (composed of not less than two directors, each of whom is both a "non-employee director" within the meaning of Rule 16b-3(b)(3) under the Securities Exchange Act of 1934, as amended, and an "outside director" within the meaning of Code Section 162(m)), or any other committee of the Board to whom the Board has delegated its authority under this Plan. In addition, an LTIP Committee (comprised of two or more directors who need not be non-employee directors) may award an aggregate maximum of 15,000 shares of Restricted Stock. In no event may the Committee reprice outstanding Options unless such a repricing is approved by the Company's shareholders.

Section 162(m) of the Code limits the Company's deduction for compensation paid to certain executive officers to $1 million per year unless such compensation is "performance-based." For purposes of satisfying this requirement with respect to stock options and, if any, stock appreciation rights, the LTIP limits the number of shares that can be subject to Awards granted to any individual during any calendar year to 100,000 shares.

Administration of the LTIP. The LTIP is administered by the Committee for, and on behalf of, the Board. The Committee has all of the powers (other than amending or terminating the LTIP) respecting the LTIP.

Types of Awards. Awards available under the LTIP are restricted stock, stock options, limited stock appreciation rights, performance shares and director deferred share units. Except as described below, Awards are paid in shares of our common stock. These shares may be newly-issued, issued out of treasury shares, or purchased by the Company in open-market transactions.

Restricted Stock. These Awards are shares of our common stock that may be forfeited by the holder unless certain service-based or performance-based requirements are satisfied and cannot be sold, transferred, pledged or hypothecated until the end of the restriction period. The restriction period is set at the discretion of the Committee, and can be between one and ten years. The holders of the restricted stock may vote the shares, and any dividends paid on the restricted stock are subject to the same restrictions. The Committee may also impose other restrictions and conditions on the restricted stock. The Committee has the discretion to accelerate the vesting of the restricted stock. In the event a holder retires, becomes disabled or dies during the restriction period, or in other special circumstances, the Committee may, in its discretion, waive in whole or in part any or all of the remaining restrictions. After the restrictions lift, the restricted stock may not be sold or transferred for six months, except to satisfy any withholding tax liability.

Options. These Awards give the recipients the right to purchase shares of our common stock upon the terms and conditions set by the Committee, which may include provisions for the Options to qualify as "incentive stock options" under Section 422 of the Code. The Option exercise price is set by the Committee, and must be at least 100% of the closing market price of our common stock as reported on the NYSE Composite Transactions (the "Fair Market Value") on the Date of Grant. Each Option shall become exercisable within the Option Period set by the Committee, not to exceed ten years from its Date of Grant. Every share of our common stock purchased through the exercise of Options must be paid for in full at the time of exercise. The proceeds we receive from the exercise of Options will be used for general corporate purposes. The Options are exercisable either in full or in part, with a partial exercise not affecting the exercisability of the balance of the Options. Options cease to be exercisable at the earliest of (i) the holder's purchase of the common stock to which the Option relates, (ii) the exercise of a related Limited Stock Appreciation Right, or (iii) the lapse of the Option. The Options are not transferable by the holder other than by will, the laws of descent, or pursuant to a proper domestic relations order.

An Option lapses upon the first occurrence of one of the following circumstances: (i) ten years from the Date of Grant; (ii) three months following the holder's retirement; (iii) at the time of the holder's termination of employment; (iv) at the expiration of the Option period set by the grant; or (v) twelve months from the holder's date of disability. If, however, the holder dies within the Option period and prior to the lapse of the Option, the Option shall lapse unless it is exercised within the Option period or twelve months from the date of the holder's death, whichever is earlier, by the holder's legal representative or representatives or by the person or persons entitled to do so under the holder's will or, if the holder shall fail to make the disposition of such Option or shall die intestate, by the person or persons entitled to receive said Option under the applicable laws of descent and distribution.

A participant or a transferee of a participant shall have no rights as a shareholder with respect to any shares of common stock covered by an Option, until the date the Option is exercised, except if the Committee authorizes certain dividend equivalent rights with respect to the Options.

Limited Stock Appreciation Rights. These rights may be granted with respect to an Option at the time the Option is granted, or at any time up to six months prior to the Option's expiration. A Limited Stock Appreciation Right allows the holder to receive cash in the amount equal to the excess of the Fair Market Value at the date of exercise over the related Option price. These rights can be exercised only if a Change in Control (as described below) occurs six months after the date of the grant of the rights, and the Options to which the rights relate has not previously been exercised.

Performance Shares. A Performance Share is the right to receive a payment subject to satisfaction of the terms and conditions established by the Committee. Payments will normally be made in common stock; however, the Committee has the discretion to authorize payment in cash or a combination of cash and common stock. The Committee may also grant dividend equivalents related to the Performance Shares. Except in the event of a Change in Control, no payment of Performance Shares will be made before the end of the performance period. However, the Committee has the discretion to either accelerate payment, or prorate payment, where the holder retired, became disabled or died during the performance period, or in other special circumstances. Generally, the amount of performance shares a participant may receive if the established performance goals are met depends on the increase or decrease in the Share price from the Date of Grant of the Performance Shares to the date of payment. Stock received in settlement of Performance Shares may not be disposed of within six months of the date on which the Performance Shares were granted.

The performance goals to be achieved for each Award period and the amount of the Award to be distributed upon satisfaction of those performance goals shall be conclusively determined by the Committee. When the Committee determines whether a performance goal has been satisfied for any Award Period, the Committee, where the Committee deems appropriate, may make such determination using calculations which alternatively include and exclude one, or more than one, "extraordinary items" as determined under U.S. Generally Accepted Accounting Principles ("GAAP"), and the Committee may determine whether a performance goal has been satisfied for any Award Period taking into account the alternative which the Committee deems appropriate under the circumstances.

Performance Awards. The LTIP provides that all Awards granted under the LTIP may be issued, granted, become vested or payable, as the case may be, upon the achievement of certain performance goals such that the performance awards would satisfy the requirements of Section 162(m) of the Code. The objective performance goals established by the LTIP include: earnings measures; growth or rate of growth in earnings measures; net income or loss; cash flow provided by operations; growth or rate of growth in cash flow measures; cash flow measures; reductions in expense levels; operating and maintenance cost management and employee productivity; shareholder returns; return measures; growth or rate of growth in return measures; share price; strategic business criteria; achievement of business or operational goals; and achievement of credit ratings or credit quality levels. If the Committee elects to grant Performance Awards which will satisfy the Code Section 162(m) performance-based compensation exception, the Committee will not adjust upwards the amount payable under a Performance Award, and may not waive the achievement of the applicable performance goals except in the case of death or disability of a holder. The Committee may, however, at the time it establishes the performance goals and grants the Performance Awards, elect to reserve such discretion to adjust the amounts payable under Performance Awards or waive the achievement of the applicable performance goals. All Performance Awards will be subject to the limitation, discussed above, that the maximum number of shares that can be subject to Performance Awards granted to any individual during any calendar year is 100,000 shares.

Director Shares and Director Deferred Share Units. We may pay compensation to our non-employee directors in the form of common shares. The directors have the ability to receive this compensation on a current basis, or may elect to defer the receipt through Director Deferred Share Units. Any such election must be made prior to the calendar year in which services related to the compensation are to be performed. Dividends paid on our common stock will be converted into additional Director Deferred Share Units. On the January 31st following the non-employee director's termination of service on our Board, all of his or her Director Deferred Share Units will be converted into an equal number of common shares and distributed to the person, with any fractional share paid in cash.

Change in Control. Within two years of a Change in Control (as defined below) of the Company, and except as the Committee may expressly provide otherwise, if a participant's employment is terminated other than for "Cause" or if a participant voluntarily resigns for "Good Reason" (as those terms are defined in the LTIP) then (i) all Stock Options then outstanding shall become fully exercisable unless Limited Stock Appreciation Rights were granted in connection with the Stock Options which in such event the Limited Stock Appreciation Rights will be automatically exercised; (ii) all restrictions (other than restrictions imposed by law) and conditions of all Restricted Stock awards then outstanding shall be deemed satisfied as of the date of the Change in Control; and (iii) all Performance Share Awards shall be deemed to have been fully earned as of the date of the Change in Control, subject to the limitation that any Award which has been outstanding less than six months on the date of the Change in Control shall not be afforded such treatment.

Generally, a "Change in Control" will occur when: a person or group of persons acquires 35% or more of our common stock; there is a change in the majority of our Board (other than where a director's appointment is approved by the other directors); a corporate event such as a merger or reorganization occurs where more than 40% of our voting common stock is, after the transaction, held by individuals who were not our shareholders before the transaction; or a liquidation or sale of all or substantially all of our assets occurs. No Change in Control occurs in connection with transactions where our shareholders essentially have the same ownership as they did before the transaction. For the exact definition of Change in Control, please refer to the LTIP.

Code Section 409A. The LTIP is intended to meet the requirements of this section of the Code, and all payments that are subject to this section will be paid in a manner that will meet such requirements.

Change in Capital Structure. In the event of a stock split, subdivision, consolidation, combination, reclassification or recapitalization involving our common stock, the Committee will, if determined to be necessary, adjust the shares common stock as to which Awards may be granted under the Plan, and the shares of common stock then included in each outstanding Award.

Amendments. Our Board may at any time alter, amend, suspend or terminate the Plan. However, shareholder approval is required for any action that increases benefits or number of shares of common stock which may be issued under the LTIP, or that extends the period for granting Options, or that modifies the eligibility requirements, or otherwise requires shareholder approval. No modification that adversely affects outstanding Awards will be effective without the consent of the holders of such Awards.

New Plan Benefits Table. No benefits or amounts have been awarded or received under the amended LTIP. Because the amounts to be awarded under the LTIP, and the persons to whom the Awards may be granted, cannot easily be predicted, awards cannot be determined at this time. See our "Summary Compensation Table" and "Grants of Plan-Based Awards" table for information about awards under the current LTIP during 2006.

Federal Income Tax Consequences. Based on current provisions of the Code and the existing regulations thereunder, the anticipated U.S. federal income tax consequences of awards granted under the LTIP are as described below. The following discussion is not intended to be a complete discussion of applicable law and is based on the U.S. federal income tax laws as in effect on the date hereof. State tax consequences may in some cases differ from those described below.

Incentive Stock Options ("ISOs"). ISOs are defined by Section 422 of the Code. A participant who is granted an ISO does not recognize taxable income either on the Date of Grant or on the date of exercise. Upon the exercise of an ISO, the difference between the fair market value of the shares received and the option price is, however, a tax preference item potentially subject to the alternative minimum tax.

Upon disposition of shares acquired from the exercise of an ISO, long-term capital gain or loss is generally recognized in an amount equal to the difference between the amount realized on the sale or disposition and the exercise price. However, if the participant disposes of the shares within two years of the Date of Grant or within one year of the date of the transfer of the shares to the participant (a "Disqualifying Disposition"), then the participant will recognize ordinary income, as opposed to capital gain, at the time of disposition. In general, the amount of ordinary income recognized will be equal to the lesser of (a) the amount of gain realized on the disposition, or (b) the difference between the fair market value of the shares received on the date of exercise and the exercise price. Any remaining gain or loss is treated as a short-term or long-term capital gain or loss, depending on the period of time the shares have been held.

The Company is not entitled to a tax deduction upon either the exercise of an ISO or the disposition of shares acquired pursuant to the exercise of an ISO, except to the extent that the participant recognizes ordinary income in a Disqualifying Disposition. For alternative minimum taxable income purposes, on the later sale or other disposition of the shares, generally only the difference between the fair market value of the shares on the exercise date and the amount realized on the sale or disposition is includable in alternative minimum taxable income.

If a participant pays the exercise price, in whole or in part, with previously acquired shares, the exchange should not affect the ISO tax treatment of the exercise. Upon the exchange, and except as otherwise described herein, no gain or loss is recognized by the participant upon delivering previously acquired shares to us as payment of the exercise price. The shares received by the participant, equal in number to the previously acquired shares exchanged therefore, will have the same basis and holding period for long-term capital gain purposes as the previously acquired shares. The participant, however, will not be able to utilize the prior holding period for the purpose of satisfying the ISO statutory holding period requirements. Shares received by the participant in excess of the number of previously acquired shares will have a basis of zero and a holding period which commences as of the date the shares are transferred to the participant upon exercise of the ISO. If the exercise of any ISO is effected using shares previously acquired through the exercise of an ISO, the exchange of the previously acquired shares will be considered a disposition of the shares for the purpose of determining whether a Disqualifying Disposition has occurred.

Nonqualified Stock Options ("NQSOs"). A participant receiving a NQSO does not recognize taxable income on the Date of Grant of the NQSO, provided that the NQSO does not have a readily ascertainable fair market value at the time it is granted. In general, the participant must recognize ordinary income at the time of exercise of the NQSO in the amount of the difference between the fair market value of the shares on the date of exercise and the option price. The ordinary income recognized will constitute compensation for which tax withholding generally will be required. The amount of ordinary income recognized by a participant will be deductible by us in the year that the participant recognizes the income if we comply with the applicable withholding requirements.

Shares acquired upon the exercise of a NQSO will have a tax basis equal to their fair market value on the exercise date or other relevant date on which ordinary income is recognized, and the holding period for the shares generally will begin on the date of exercise or such other relevant date. Upon subsequent disposition of the shares, the participant will recognize long-term capital gain or loss if the participant has held the shares for more than one year prior to disposition, or short-term capital gain or loss if the participant has held the shares for one year or less.

If a participant pays the exercise price, in whole or in part, with previously acquired shares, the participant will recognize ordinary income in the amount by which the fair market value of the shares received exceeds the exercise price. The participant will not recognize gain or loss upon delivering the previously acquired shares to us. Shares received by a participant, equal in number to the previously acquired common shares exchanged therefore, will have the same basis and holding period for long-term capital gain purposes as the previously acquired shares. Shares received by a participant in excess of the number of such previously acquired shares will have a basis equal to the fair market value of the additional shares as of the date ordinary income is recognized. The holding period for the additional shares will commence as of the date of exercise or such other relevant date.

Stock Appreciation Rights ("SARs"). To the extent that the requirements of the Code are met, there are no immediate tax consequences to a participant when a SAR is granted. When a participant exercises the right to the appreciation in fair market value of shares represented by a SAR, payments made in shares are normally includable in the participant's gross income for regular income tax purposes. The Company will be entitled to deduct the same amount as a business expense in the same year. The includable amount and corresponding deduction each equal the fair market value of the shares payable on the date of exercise.

Restricted Stock. The recognition of income from an award of restricted stock for federal income tax purposes depends on the restrictions imposed on the shares. Generally, taxation will be deferred until the first taxable year the shares are no longer subject to substantial risk of forfeiture. At the time the restrictions lapse, the participant will recognize ordinary income equal to the then fair market value of the shares. The participant may, however, make an election to include the value of the shares in gross income in the year of award despite such restrictions. Generally, the Company will be entitled to deduct the fair market value of the shares transferred to the participant as a business expense in the year the participant includes the compensation in income.

Performance Awards. Any payments or the fair market value of any shares or other property a participant receives in connection with other stock-based awards, incentive awards, or as unrestricted payments equivalent to dividends on unfunded awards or on restricted stock are includable in income in the year received or made available to the participant without substantial limitations or restrictions. Generally, the Company will be entitled to deduct the amount the participant includes in income as a business expense in the year of payment.

Deductibility of Awards. Section 162(m) of the Code places a $1,000,000 annual limit on the compensation deductible by us or a majority-owned subsidiary paid to certain executives. The limit, however, does not apply to "qualified performance-based compensation." The Company believes that awards of stock options, SARs and certain other "performance-based compensation" awards under the LTIP to the executives subject to Code Section 162(m) will qualify for the performance-based compensation exception to the deductibility limit.

Equity Compensation Plan Information.

The following table provides information, as of December 31, 2006, regarding the number of common shares to be issued upon exercise of outstanding options, warrants and rights, their weighted average exercise price, and the number of shares of common stock remaining available for future issuance under the LTIP. The table excludes shares issued or issuable under our defined contribution savings plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	364,183 [(1)]	$25.52 [(2)]	1,878,929
Equity compensation plans not approved by security holders	--	--	--
Total	364,183	$25.52	1,878,929

(1) Includes 254,711 performance shares at target performance levels and options for 109,472 shares of our common stock outstanding at December 31, 2006.

(2) The 254,711 performance shares have no exercise price and therefore are not reflected in the weighted average exercise price.

Information regarding the common stock issued under the LTIP.

Our common stock is listed on the NYSE under the symbol "GXP." Under our Articles of Incorporation, we are authorized to issue 162,962,000 shares of stock, divided into classes as follows: 390,000 shares of Cumulative Preferred Stock with a par value of $100; 1,572,000 shares of Cumulative No Par Preferred Stock with no par value; 11 million shares of Preference Stock with no par value; and 150 million of common stock with no par value. At March 19, 2007, 390,000 shares of Cumulative Preferred Stock were issued; no shares of Cumulative No Par Preferred Stock or Preference Stock are currently outstanding but such shares may be issued from time to time in accordance with the Articles of Incorporation. The voting powers, designations, preferences, rights and qualifications, limitations, or restrictions of any series of Preference Stock are set by our board of directors when it is issued.

The holders of our common stock are entitled to receive such dividends as our board of directors may from time to time declare, subject to any rights of the holders of our preferred and preference stock. Except as otherwise authorized by consent of the holders of at least two-thirds of the total number of shares of the total outstanding shares of Cumulative Preferred Stock and Cumulative No Par Preferred Stock, we may not pay or declare any dividends on common stock, other than dividends payable in common stock, or make any distributions on, or purchase or otherwise acquire for value, any shares of common stock if, after giving effect thereto, the aggregate amount expended for such purposes during the 12 months then ended (a) exceeds 50% of net income available for dividends on Preference Stock and common stock for the preceding 12 months, in case the total of Preference Stock and common stock equity would be reduced to less than 20% of total capitalization, or (b) exceeds 75% of such net income in case such equity would be reduced to between 20% and 25% of total capitalization, or (c) except to the extent permitted in subparagraphs (a) and (b), would reduce such equity below 25% of total capitalization.

Subject to certain limited exceptions, no dividends may be declared or paid on common stock and no common stock may be purchased or redeemed or otherwise retired for consideration (a) unless all past and current dividends on Cumulative Preferred Stock and Cumulative No Par Preferred Stock have been paid or set apart for payment and (b) except to the extent of retained earnings (earned surplus).

Except as otherwise provided by law and subject to the voting rights of the outstanding Cumulative Preferred Stock, Cumulative No Par Preferred Stock, and Preference Stock, the holders of our common stock have the exclusive right to vote for all general purposes and for the election of directors through cumulative voting.

The consent of specified percentages of holders of outstanding shares of Cumulative Preferred Stock and Cumulative No Par Preferred Stock is required to authorize certain actions which may affect their interests; and if, at any time, dividends on any of the outstanding shares of Cumulative Preferred Stock and Cumulative No Par Preferred Stock shall be in default in an amount equivalent to four or more full quarterly dividends, the holders of outstanding shares of all preferred stock, voting as a single class, shall be entitled (voting cumulatively) to elect the smallest number of directors necessary to constitute a majority of the full Board of Directors, which right shall continue in effect until all dividend arrearages shall have been paid. The affirmative vote of the holders of at least 80% of the outstanding shares of common stock is required for the approval or authorization of certain business combinations with interested shareholders; provided, however, that such 80% voting requirement shall not be applicable if: the business combination shall have been approved by a majority of the continuing directors; or the cash or the fair market value of the property, securities, or other consideration to be received per share by holders of the common stock in such business combination is not less than the highest per-share price paid by or on behalf of the acquiror for any shares of common stock during the five-year period preceding the announcement of the business combination.

In the event of any dissolution or liquidation of Great Plains Energy, after there shall have been paid to or set aside for the holders of shares of outstanding Cumulative Preferred Stock, Cumulative No Par Preferred Stock, and Preference Stock the full preferential amounts to which they are respectively entitled, the holders of outstanding shares of common stock shall be entitled to receive pro rata, according to the number of shares held by each, the remaining assets available for distribution.

The outstanding shares of common stock are, and the shares of common stock issued in the future under the LTIP will be, fully paid and nonassessable (in the case of shares purchased under Options, upon payment of the full Option price). The holders of our common stock are not entitled to any preemptive or preferential rights to subscribe for or purchase any part of any new or additional issue of stock or securities convertible into stock. Our common stock does not contain any redemption provisions or conversion rights.

Information incorporated by reference.

As permitted by the SEC rules, we are incorporating by reference into this proxy statement certain information contained in our Annual Report on Form 10-K for 2006. Our 10-K is included in the annual report to security holders that is delivered to you with this proxy statement. We are incorporating by reference the information contained in the following 10-K items: Item 6. Selected Financial Data; Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation; Item 8. Financial Statements and Supplementary Data; and Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

CORPORATE GOVERNANCE

Our business, property and affairs are managed under the direction of our Board, in accordance with Missouri General and Business Corporation Law and our Articles of Incorporation and By-Laws. Although directors are not involved in the day-to-day operating details, they are kept informed of our business through written reports and documents regularly provided to them. In addition, directors receive operating, financial and other reports presented by the Chairman and other officers at Board and committee meetings.

Board Attendance at Annual Meeting. The directors are expected to attend the Annual Meetings. In 2006, all directors were present at the Annual Meeting.

Meetings of the Board. The Board held fifteen meetings in 2006. Each of our directors attended at least 80% of the aggregate number of meetings of the Board and the committees to which he or she was assigned. The independent members of the Board annually elect a Lead Independent Director. Mr. West was the Lead Independent Director in 2006, and continues in that role in 2007. Mr. West, as Lead Independent Director, presides over regularly scheduled executive sessions of the non-management members of the Board, among other duties set out in our corporate governance guidelines.

Committees of the Board. The Board's four standing committees are described below. Directors' committee memberships are included in their biographical information beginning on page 9.

Executive Committee – consists of the Chairman and four independent directors and exercises the full power and authority of the Board to the extent permitted by Missouri law. The Committee generally meets when action is necessary between scheduled Board meetings.

The Committee held no meetings in 2006.

Audit Committee – consists of six independent directors and oversees the auditing, accounting and financial reporting of Great Plains Energy including:

- monitoring the integrity of the Company's financial reporting process and systems of internal controls regarding finance, accounting, legal and regulatory compliance;
- reviewing and monitoring the independence, qualifications and performance of the Company's independent auditors and internal auditing department; and
- providing an avenue of communication among the independent auditors, management, internal auditing department and the Board.

The Board identified Mark A. Ernst, William K. Hall, William C. Nelson and Robert H. West as independent "audit committee financial experts" as that term is defined by the SEC pursuant to Section 407 of the Sarbanes-Oxley Act of 2002.

The Committee held seven meetings in 2006.

Compensation and Development Committee – consists of six independent directors and reviews and assists the Board in overseeing compensation and development matters including:

- aligning the interest of directors and executives with the interests of shareholders;
- motivating performance to achieve the Company's business objectives;
- developing existing and emerging executive talent within the Company;
- administering Great Plains Energy's incentive plans for senior officers; and
- recommending compensation to be paid to Board members.

The Committee held four meetings in 2006.

Governance Committee – consists of six independent directors and reviews and assists the Board with all corporate governance matters including:

- identifying and recommending nominees qualified to become board members;

- monitoring the effectiveness of the Company and its subsidiaries in meeting overall objectives and goals of the organization;
- developing, recommending and monitoring a set of appropriate corporate governance principles applicable to Great Plains Energy and its subsidiaries; and
- monitoring the effectiveness of the Company's social responsibility program.

The Committee held five meetings in 2006.

Corporate Governance Guidelines, Committee Charters and Code of Business Conduct and Ethics. The Board has adopted written corporate governance guidelines, charters for the Audit, Compensation and Development and Governance Committees and a Code of Business Conduct and Ethics. These documents are available on the Company's website at www.greatplainsenergy.com. These documents are also available in print to any shareholder upon request. Requests should be directed to Corporate Secretary, Great Plains Energy Incorporated, 1201 Walnut, Kansas City, Missouri 64106.

DIRECTOR INDEPENDENCE

Our stock is listed on the NYSE, and our board uses the NYSE director and board committee independence definitions in determining whether our directors and committee members are independent. In addition, there are SEC independent requirements for the members of our Audit Committee.

The NYSE director independence definitions provide that directors cannot be independent if they do not meet certain objective standards, or if the Board determines that the director has a material relationship with the Company. The Board has determined that the following current directors (who are also nominees for directors at our Annual Meeting) are "independent" under the NYSE definitions:

David L. Bodde	William K. Hall	William C. Nelson
Mark A. Ernst	Luis A. Jimenez	Linda H. Talbott
Randall C. Ferguson	James A. Mitchell	Robert H. West

Only these independent directors are members of our Audit, Compensation and Development, and Governance Committees. All members of our Audit Committee also meet the additional NYSE and SEC independence requirements. Messrs. Chesser and Downey are not "independent" under the NYSE definitions, because they are also officers of the Company.

The Board considered all relationships between the Company, on the one hand, and the directors and their immediate families, on the other hand, as required by the NYSE definition. The following relationships were considered by the Board, and determined to not impair the independence of the directors.

Name	Relationships
David L. Bodde	Consultant to Company supplier; trustee of mutual fund family associated with bank providing banking services to Company.
Mark A. Ernst	Director of charitable and civic organizations to which the Company contributes, pays dues or fees, or has officers serving as directors; an immediate family member is an employee of a Strategic Energy electric customer.
Randall C. Ferguson	Director of charitable, civic and educational organizations to which the Company contributes, pays dues or fees, or has officers serving as directors; an immediate family member is an employee of a Strategic Energy electric customer.
William K. Hall	Director of direct and indirect suppliers to the Company.

Name	Relationships
Luis A. Jimenez	Officer of a supplier to the Company.
William C. Nelson	Director of charitable, civic and educational organizations to which the Company contributes, pays dues or fees, or has officers serving as directors; director of a supplier to the Company.
Robert H. West	Director of suppliers to the Company; director of bank providing banking services to the Company.

In addition to those matters, the Board considered the fact that our regulated electric utility subsidiary provides retail electric service to the directors, their immediate family members, and employers who are in our regulated utility's service territory.

Related Party Transactions

Our written Code of Business Conduct and Ethics applies to our directors, officers and employees. It deals with conflicts of interest, among other things. The Code prohibits any conduct or activities that are inconsistent with the Company's best interests, or that disrupt or impair the Company's relationship with any person or entity which the Company has, or proposes to enter into, a business or contractual relationship. The Code also requires directors and officers to report their conflict of interest concerns to the Audit Committee. Waivers of the Code's requirements for officers and directors can be given only by our Board or a Board Committee. No waivers have been granted.

Our directors and officers are required each year to respond to a detailed questionnaire. The questionnaire requires each director and officer to identify every non-Company organization of any type of which they or their immediate family are a director, partner, member, trustee, officer, employee, representative, consultant or significant shareholder. The questionnaire also requires disclosure of any transaction, relationship or arrangement with the Company. The information obtained from the questionnaires is then evaluated against Company records to determine the nature and amount of any transactions or relationships. The results are provided to the Governance Committee and Board for their use in determining director independence and related party disclosure obligations. There were no transactions in 2006 that are required to be reported under Item 404(a) of Regulation S-K.

In addition to these matters, the Governance Committee recently adopted written policies and procedures regarding evaluation and approval of transactions between the Company and related parties that are required to be disclosed under Section 404(a) of Regulation S-K. As used in the policies, a "related party" includes directors and officers of the Company, immediate family members of the directors and officers, any person who holds more than 5% of our voting stock, any entity that is owned or controlled by someone listed above, and any entity in which someone listed above is a director, officer, employee or a substantial shareholder. A "transaction" is defined as any transaction with the Company, including but not limited to sales or purchases of property or services, leases of property, loans, guaranties, financial arrangements or relationships. The policies and procedures currently are being implemented, based on the information provided in the most recent questionnaires. When implemented, any proposed transaction that is not categorically permitted by Item 404(a) of Regulation S-K will be reviewed by legal counsel and, if counsel determines that the matter constitutes a probable conflict of interest or a disclosable related party transaction, the matter will be referred to the Governance Committee for review and approval before the transaction is entered into.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation and Development Committee is, or was, an officer or employee of Great Plains Energy or its subsidiaries. None of our executive officers served as a director or was a member of the compensation committee (or equivalent body) of any entity where a member of our Board or Compensation and Development Committee was an executive officer.

BOARD POLICIES REGARDING COMMUNICATIONS

The Company has a process for communicating with the Board. Communications from interested parties to the non-management members of the Board can be directed to:

Dr. David L. Bodde
Chairman, Governance Committee
Great Plains Energy Incorporated
1201 Walnut
Kansas City, MO 64106

Attn: Barbara B. Curry, Corporate Secretary

Communications are forwarded to the Governance Committee to be handled on behalf of the Board.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS AND OFFICERS

The following table shows beneficial ownership of Company common stock by the directors, the NEOs, and all executive officers of the Company as of February 28, 2007. The total of all shares owned by directors and executive officers represents less than 1% of our outstanding shares. Our management has no knowledge of any person (as defined by the SEC) who owns beneficially more than 5% of our common stock.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned(1)	
Named Executive Officers		
Michael J. Chesser	135,759	
William H. Downey	107,550	
Terry Bassham	39,554	
Shahid Malik	26,960	
John R. Marshall	54,259	
Non-Management Directors		
David L. Bodde	13,157	(2)
Mark A. Ernst	11,114	
Randall C. Ferguson, Jr.	6,373	
William K. Hall	14,804	
Luis A. Jimenez	7,065	
James A. Mitchell	7,599	
William C. Nelson	7,505	(3)
Linda H. Talbott	13,226	
Robert H. West	10,142	(4)
All Great Plains Energy Directors and Executive Officers As A Group (17 persons)	554,232	

(1) Includes restricted stock with restricted reinvested dividend shares and exercisable non-qualified stock options.
- ***Restricted Stock:*** Chesser – 111,807 shares; Downey – 73,715 shares; Bassham – 38,882 shares; Malik – 14, 986 shares; Marshall – 50,794 shares; all other executives – 83,043 shares
- ***Exercisable Non-Qualified Stock Options:*** Downey – 45,249 shares; all other executives – 22,761 shares

(2) The nominee disclaims beneficial ownership of 1,000 shares reported and held by nominee's mother.
(3) The nominee disclaims beneficial ownership of 62 shares reported and held by nominee's wife.
(4) The nominee disclaims beneficial ownership of 1,000 shares reported and held by nominee's wife

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, executive officers and person who own more than 10% of our common stock to file reports of holdings and transactions in our common stock with the SEC. Based upon our records, we believe that all required reports for 2006 have been timely filed.

DIRECTOR COMPENSATION

We compensate our non-employee directors as summarized below. Messers. Chesser and Downey are officers of the Company, and do not receive compensation for their service on the Board. We paid non-employee directors an annual retainer of $85,000 in 2006 ($50,000 of which was used to acquire shares of common stock through our Dividend Reinvestment and Direct Stock Purchase Plan). Our lead director received an additional annual retainer of $20,000, and the chairs of the Board's Audit, Compensation and Development, and Governance Committees received an additional annual retainer of $10,000, $5,000 and $5,000, respectively. Attendance fees of $1,000 for each Board meeting and $1,000 for each committee and other meeting attended were also paid in 2006. Directors may defer the receipt of all or part of the cash retainers and meeting fees.

We offer life and medical insurance coverage for each current non-employee director. We do not expect to offer this coverage to new non-employee directors. The total premiums paid by us for this coverage in

2006 was $12,521. We pay or reimburse directors for travel, lodging and related expenses they incur in attending Board and committee meetings, including the expenses incurred by directors' spouses in accompanying the directors to one Board meeting in 2006. We also match on a two-for-one basis up to $5,000 per year (which would result in a $10,000 Company match) of charitable donations made by a director to 501(c)(3) organizations that meet our strategic giving priorities and are located in KCP&L's generation and service communities.

The following table outlines all compensation paid to our non-employee directors in 2006. We have omitted the columns for stock and option awards and non-equity incentive plan compensation, because our non-employee directors did not receive any in 2006.

DIRECTOR COMPENSATION

Name (a)	Fees Earned or Paid in Cash ($)(1) (b)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(2) (f)	All other Compensation ($)(3) (g)	Total ($) (h)
David L. Bodde	116,000	24,032	-	140,032
Mark A. Ernst	126,000	6,988	10,102	143,090
Randall C. Ferguson, Jr.	110,000	-	-	110,000
William K. Hall	111,000	-	-	111,000
Luis A. Jimenez	106,000	-	-	106,000
James A. Mitchell	109,000	-	-	109,000
William C. Nelson	119,000	-	10,880	129,880
Linda H. Talbott	109,000	2,568	23,621	135,189
Robert H. West	134,000	18,696	11,970	164,666

(1) The amounts shown include retainers of $85,000, attendance fees of $1,000 for each Board and Committee meeting attended, and additional retainers for Messrs. West ($20,000), Bodde ($5,000), Ernst ($10,000) and Nelson ($5,000) as lead director and committee chairs.

(2) The amounts shown represent the above-market earnings during 2006 on nonqualified deferred compensation.

(3) The amounts shown consist of matching charitable contributions, spouse travel expenses to Board meetings, and premiums for life insurance and health insurance. As permitted by SEC rules, we excluded from the table perquisites and personal benefits for any director where the total value was less than $10,000.

EXECUTIVE COMPENSATION

Executive Compensation is more fully explained in the Compensation Discussion and Analysis ("CD&A") section of this proxy statement, starting on page 41. The following table shows the total salary and other compensation awarded to and earned by our Chief Executive Officer, Chief Financial Officer and our three other most highly compensated executive officers for services rendered in all capacities to Great Plains Energy and its subsidiaries. We have omitted from the table the column for bonus awards. Compensation earned under our annual incentive plans is reported in the "Non-Equity Incentive Plan Compensation" column.

SUMMARY COMPENSATION TABLE

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Stock Awards ($)(1) (e)	Option Awards ($)(1) (f)	Non-Equity Incentive Plan Compensation ($)(2) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(3) (h)	All Other Compensation ($)(4) (i)	Total ($) (j)
Michael J. Chesser Chairman and Chief Executive Officer – Great Plains Energy	2006	650,000	1,094,691	-	936,650	281,177	105,499	3,068,017
William H. Downey President and Chief Operating Officer – Great Plains Energy	2006	450,000	636,411	3,215	424,305	172,201	68,101	1,754,233
Terry Bassham Executive Vice President - Finance & Strategic Development & Chief Financial Officer – Great Plains Energy	2006	300,000	183,297	-	223,650	27,750	49,382	784,079
Shahid Malik President and Chief Executive Officer – Strategic Energy	2006	420,000	218,558	-	1,006,591	9,963	85,847	1,740,959
John R. Marshall Senior Vice President - Delivery – Kansas City Power & Light Company	2006	325,000	294,024	-	203,450	125,637	76,306	1,024,417

(1) The amounts shown in these columns are the compensation expense as recognized for financial statement reporting purposes with respect to the fiscal year in accordance with the Financial Accounting Standards Board Statement of Financial Accounting Standard No. 123 (revised 2004), "Share-Based Payment" ("FAS 123R") for restricted stock, performance shares and options granted under our LTIP, See note 9 to the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2006, for a discussion of the relevant assumptions used in calculating these amounts. The amounts shown are exclusive of the estimate of forfeitures related to service-based vesting conditions, as required by SEC rules. For further information on these awards, please see the Grants of Plan-Based Awards and Outstanding Equity Awards at Fiscal Year-End tables later in this proxy statement.

(2) The amounts shown in this column constitute payments made under our annual incentive plans for 2006. The amount shown for Mr. Malik also includes $592,744 paid in cash under a long-term incentive plan for the period 2005-2006.

(3) The amounts shown in this column include the aggregate of the increase in actuarial values of each of the officer's benefits under our pension plan and Supplemental Executive Retirement Plan and above-market earnings on compensation that is deferred on a non-tax qualified basis.

(4) These amounts include the value of perquisites and personal benefits that are not generally available to all employees. These perquisites and personal benefits are of the following types: employer match of contributions to our 401(k) plans (which are contributed to the maximum extent permitted by law to the 401(k), with any excess contributed to the officers' accounts in our non-qualified deferred compensation plan); flexible benefits and other health and welfare plan benefits; car allowances; club memberships; executive financial planning services; parking; spouse travel; and personal use of company tickets. The amounts also include dividends paid on restricted stock awards that are not factored into the grant date fair value required to be reported in the Grants of Plan-Based Awards Table. Dividends paid on restricted stock awards are reinvested in our common stock through our Dividend Reinvestment and Direct Stock Purchase Plan ("DRIP"), and carry the same restrictions as the underlying awards. In 2006, the following amounts of dividends were paid on restricted stock awards to our NEOs:

Name	Restricted Stock Dividends ($)
Michael J. Chesser	55,163
William H. Downey	37,236
Terry Bassham	19,886
Shahid Malik	41,315
John R. Marshall	39,985

We have omitted from the table the columns for number of securities underlying options and exercise or base price of option awards.

GRANTS OF PLAN-BASED AWARDS

Name (a)	Grant Date (b)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#) (i)	Grant Date Fair Value of Stock and Option Awards ($) (5) (l)
		Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)		
Michael J. Chesser	February 7, 2006 (1)	325,000	650,000	1,300,000					
	February 7, 2006 (2)				12,965	25,930	51,860		731,226 (4)
	February 7, 2006 (2)							8,643	243,733
William H. Downey	February 7, 2006 (1)	157,500	315,000	630,000					
	February 7, 2006 (2)				6,882	13,763	27,526		388,117 (4)
	February 7, 2006 (2)							4,587	129,353
Terry Bassham	February 7, 2006 (1)	75,000	150,000	300,000					
	February 7, 2006 (2)				3,391	6,781	13,562		191,224 (4)
	February 7, 2006 (2)							2,260	63,732
Shahid Malik	February 7, 2006 (1)	126,000	252,000	504,000					
	February 7, 2006 (3)	236,250	472,500	1,417,500					
	February 7, 2006 (3)							5,585	157,497
John R. Marshall	February 7, 2006 (1)	81,250	162,500	325,000					
	February 7, 2006 (2)				3,674	7,347	14,694		207,185 (4)
	February 7, 2006 (2)							2,449	69,062

(1) Consists of cash awards under our 2006 annual incentive plans. The actual amounts earned in 2006 are reported as Non-Equity Incentive Plan Compensation in the Summary Compensation Table.

(2) Consists of awards under our LTIP for the period 2006-2008. A portion of the awards is in the form of time-based restricted stock that vests on February 7, 2009. The remainder of the awards is in the form of performance shares payable in our stock at the end of the performance period, depending on our total shareholder return for the period compared against the Edison Electric Institute index of electric utilities. The number of shares awarded can range from 0% to 200% of the target amount, as adjusted for the change in fair market value between the time of grant and the end of the award period. Dividends will be paid at the end of the period on the number of shares earned.

(3) Consists of awards under the LTIP for the period 2006-2008 applicable to Mr. Malik. A portion of the awards is in the form of time-based restricted stock that vests on February 7, 2009. The remainder of the award is in the form of cash. Cash awards can range from 0% to 300% of the target amount, depending on the accomplishment against the following objectives at the end of the performance period: cumulative pre-tax net income; return on average book equity; cumulative sales; general and administrative expenses (excluding net interest expense) per MWh; and MWhs under management.

(4) Calculated at target.

(5) Grant date fair value on February 7, 2006 was $28.20 calculated in accordance with FAS 123R.

Narrative to Summary Compensation Table and Plan-Based Awards Table

Employment Agreements

Mr. Malik has a written employment agreement with the Company, and Messrs. Chesser and Marshall have ongoing employment arrangements with the Company. Mr. Malik's employment agreement is for a three-year period ending November 10, 2007; however, the term is automatically extended for one-year periods unless either we or Mr. Malik give 60 days notice prior to the expiration of the then-current term. We have also agreed to certain compensation arrangements with Messrs. Chesser and Marshall at the time of their employment. For Mr. Chesser, if he is terminated without cause prior to age 63, he will be paid a severance amount equal to three times his annual salary and bonus; if terminated without cause between the age of 63 and 65, he will be paid a severance amount equal to the aggregate of his annual salary and bonus. In addition, Mr. Chesser is credited with two years of service for every one year of service earned under our pension plan, with such amount payable under our Supplemental Executive Retirement Plan ("SERP"). If Mr. Marshall is terminated without cause, he will be paid a severance amount equal to the target payment under the annual incentive plan plus two times his annual base salary. Mr. Marshall is also credited with two years of service for every one year of service earned under out pension plan, with such amount payable under our SERP.

Base salaries for our NEOs are set by our Board, upon the recommendations of our Compensation and Development Committee. For 2006, the base salaries were: Mr. Chesser, $650,000; Mr. Downey, $450,000; Mr. Bassham, $300,000; Mr. Malik, $420,000; and Mr. Marshall, $325,000. Our NEOs also participate in our health, welfare and benefit plans, our annual and long-term incentive plans, our pension and SERP plans (except for Mr. Malik), our non-qualified deferred compensation plan and receive certain other perquisites and personal benefits, such as car allowances, club memberships, executive financial planning services, parking, spouse travel, and personal use of company tickets.

Our NEOs have also entered into Change in Control Severance Agreements. Please see "Potential Payments Upon Termination" beginning on page 36 for a description of these agreements.

Awards

Restricted Stock

During 2006, our Board granted equity awards to each of the NEOs. Restricted stock awarded in 2006 under our LTIP will vest on February 7, 2008. Restricted stock awards include the right to vote. Dividends paid on the restricted stock are reinvested in stock through our DRIP, and carry the same restrictions as the underlying awards. The awards were: Mr. Chesser, 8,643 shares; Mr. Downey, 4,587 shares; Mr. Bassham, 2,260 shares; Mr. Malik, 5,585 shares; and Mr. Marshall, 2,449 shares.

Performance Shares

The Board also granted performance shares for the period 2006-2008 to the NEOs (except Mr. Malik). Performance shares are payable in our stock at the end of the performance period, depending on our total shareholder return for the period compared against the Edison Electric Institute index of electric utilities. The number of shares awarded can range from 0% to 200% of the target amount, as adjusted for the change in fair market value of our shares between the time of grant and the end of the award period. The following table describes the payout percentages:

Total Shareholder Return Percentile Rank	Percentage Payout
81st and Above	200%
65th to 80th	150%
50th to 64th	100%
35th to 49th	50%
34th and Below	0

Dividends will be paid at the end of the period on the number of shares earned. The awards of performance shares, at target, were: Mr. Chesser, 25,930 shares; Mr. Downey, 13,763 shares; Mr. Bassham, 6,781 shares; and Mr. Marshall, 7,347 shares.

Cash-based Long-term Incentives

Mr. Malik's long-term incentives that were earned and granted in 2006 under long-term incentive plans were comprised of time-based restricted stock (described above) and cash based on performance. The performance is based on Strategic Energy's long-term goals, which for the 2005-2006 period included cumulative pre-tax net income, return on average book equity, increase in customer accounts under contract, cumulative reduction in general and administrative expenses, and reduction in supply costs. In October 2006, the return on average book equity metric was eliminated. For 2006-2008 long-term incentives, weightings of the goals changed to 31.3% for cumulative pre-tax net income, and 22.9% for each of the remaining three goals. Based upon performance for the period 2005-2006, Mr. Malik was awarded $592,744 in cash. For the period of 2006-2008, Mr. Malik's target cash-based incentive is $472,500.

Annual Incentives

Under the annual incentive plans for 2006, our NEOs were eligible to receive up to 200% of a target bonus set as a percentage of their respective base salaries, including the following: Mr. Chesser, 100%; Mr. Downey, 70%; Mr. Bassham, 50%; Mr. Malik, 60%; and Mr. Marshall, 50%. The annual payout was based on the following weightings: 50% financial objective (core earnings for the applicable company); 30% business objectives; and 20% individual performance objectives. The Great Plains Energy and KCP&L business objectives included employee engagement, production availability, customer satisfaction and comprehensive energy plan milestones. Great Plains Energy business objectives also include financial ratios and Strategic Energy profitability. KCP&L's business objectives also include reliability and safety measures. Strategic Energy's business objectives are profitability, megawatthours under management and customer satisfaction. The annual incentives for Messrs. Chesser and Bassham were based on Great Plans Energy objectives. Mr. Downey's annual incentive was weighted equally between the Great Plains Energy and KCP&L objectives, and Mr. Malik's annual incentive was is weighted 30% and 70% between the Great Plains Energy and Strategic Energy objectives.

Based upon performance in 2006, the following annual incentives were paid: Mr. Chesser, $936,650; Mr. Downey, $424,305; Mr. Bassham, $223,650; Mr. Malik, $413,847; and Mr. Marshall, $203,450.

Salary and Bonus in Proportion to Total Compensation

As we discuss in our CD&A, one objective of our compensation program is to align management interests with those of our shareholders. The Compensation and Development Committee believes that a substantial portion of total compensation for its officers should be delivered in the form of equity-based incentives. In 2006, 75% of the long-term incentive grants to Messrs. Chesser, Downey, Bassham, and Marshall, was in the form of performance shares which, if earned after three years based on total return to shareholders, will be paid in Company stock. To mitigate potential volatility in payouts and provide a retention device, the remaining 25% of the long-term grant was in time-based restricted shares. For Mr. Malik, 25% of his long-term grant was in time-based restricted shares, with the remaining portion of his long-term grant eligible to be paid in cash.

In 2006, we determined cash and equity incentive grants using the following proportions of base salary:

	Annual Cash Incentive at Target	**Long-term Cash Incentive at Target**	**Long-term Equity Incentive at Target**
Michael J. Chesser	100%	-	150%
William H. Downey	70%	-	115%
Terry Bassham	50%	-	85%
Shahid Malik	60%	112.5%	37.5%
John R. Marshall	50%	-	85%

We used the same percentages for determining annual and long-term incentives in 2007; however, Mr. Malik's long-term incentive grant for the period 2007-2009 is split equally between cash and equity.

We have omitted from the table the columns for number of securities underlying unexercised options and Equity Incentive Plan Awards: Number of securities underlying unexercised unearned options.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards			Stock Awards			
Name (a)	Number of Securities Underlying Unexercised Option (#) Exercisable (b)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares of Stock That Have Not Vested (#) (1) (g)	Market Value of Shares of Stock That Have Not Vested ($) (2) (h)	Equity Incentive Plan Awards: Number of Shares That Have Not Vested (i) (3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares That Have Not Vested ($) (j) (2)
Michael J. Chesser (4)				14,467	460,051		
				11,981	380,996		
						30,233	961,409
				9,139	290,620		
						25,930	824,574
William H. Downey (5)	20,000	25.55	2/6/11				
	20,000	24.90	2/5/12				
	5,249	27.73	8/5/13				
				10,522	334,600		
				12,616	401,189		
						16,719	531,664
				4,850	154,230		
						13,763	437,663
Terry Bassham (6)						6,358	202,184
				10,004	318,127		
				2,389	75,970		
						6,781	215,636
Shahid Malik (7)				5,031	159,986		
				5,534	175,981		
				5,533	175,949		
				5,905	187,779		
John R. Marshall (8)				22,330	710,094		
						7,096	225,653
				2,589	82,330		
						7,347	233,635

(1) Includes reinvested dividends on restricted stock that carry the same restrictions.

(2) Value of the shares is calculated by multiplying the number of shares by the closing market price ($31.80) as of December 29, 2006.

(3) The payment of performance shares is contingent upon achievement of specific performance goals over a stated period of time as approved by the Compensation and Development Committee of the Company's Board of Directors. The number of performance shares ultimately paid can vary from the number of shares initially granted depending on Company performance, based on internal and external measures, over stated performance periods.

(4) Mr. Chesser received a restricted stock grant on September 13, 2003 for 36,405 shares, of which 12,135 shares were not vested as of December 31, 2006. He received a performance share grant of 30,233 shares, at target, on February 1, 2005 for 30,233 shares for a two year period ending December 31, 2006, of which 11,981 shares were earned and awarded in February 2007. He received a performance share grant on February 1, 2005 for 30,233 shares, at target, for the three year period ending December 31, 2007. He received a restricted stock grant on February 7, 2006 for 8,643 shares that vest February 7, 2009. He also received a performance share grant on February 7, 2006 for 25,930 shares, at target, for the three year period ending December 31, 2008.

(5) Mr. Downey received a restricted stock grant on September 13, 2003 for 26,476 shares, of which 8,826 were not vested as of December 31, 2006. He received a performance share grant on February 1, 2005 for 16,719 shares, at target, for a two year period ending December 31, 2006, of which 12,616 shares were earned and awarded in February 2007. He received a performance share grant on February 1, 2005 for 16,719 shares, at target, for the three year period ending December 31, 2007. He received a restricted stock grant on February 7, 2006 for 4,587 shares that vest February 7, 2009. He also received a performance share grant of 13,763 shares, at target, for the three year period ending December 31, 2008.

(6) Mr. Bassham received a performance share grant on March 28, 2005 for 6,358 shares, at target, for the three year period ending December 31, 2007. He received a restricted stock grant on March 28, 2005 for 9,083 shares that vest on March 28,

2008. He received a restricted stock grant on February 7, 2006 for 2,260 shares that vest February 7, 2009. He also received a performance share grant on February 7, 2006, for 6,781 shares, at target, for the three-year period ending December 31, 2008.

(7) Mr. Malik received a restricted stock grant on November 1, 2004 for 13,333 shares, of which 4,445 have not vested as of December 31, 2006. He received a restricted stock grant on February 1, 2005 for 4,956 shares that vest on February 1, 2007. He received a restricted stock grant on February 1, 2005 for 4,956 shares that vest February 1, 2008. He also received a restricted stock grant on February 7, 2006 for 5,585 shares that vest February 7, 2009.

(8) Mr. Marshall received a restricted stock grant on May 25, 2005 for 20,275 shares that vest May 25, 2008. He received a performance share grant on May 25, 2005 for 7,096 shares, at target, for the three year period ending December 31, 2007. He received a restricted stock grant on February 7, 2006 for 2,449 shares that vest February 7, 2009. He also received a performance share grant of 7,347 shares for the three year period ending December 31, 2008.

OPTION EXERCISES AND STOCK VESTED

We have omitted the option award columns from this table, because none of our NEOs exercised options in 2006.

Name (a)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)
Michael J. Chesser	26,260 (1)	825,501(1)
William H. Downey	23,000 (2)	724,443(2)
Terry Bassham	-	-
Shahid Malik	4,964 (3)	159,841 (3)
John R. Marshall	-	-

(1) Restricted stock of 12,135 shares, plus 2,144 DRIP shares vested on October 1, 2006. The value realized on vesting is the closing price of $31.13 on October 2, 2006, the first business day after the vesting date, multiplied by the number of shares vested. Mr. Chesser earned 11,981 shares pursuant to a performance share grant for the period of 2005-2006, which were issued in February 2007. The value realized on vesting is assumed in the table to be the closing price of $31.80 on December 29, 2006 (the last business day of the performance period) multiplied by the number of shares awarded.

(2) Restricted stock of 8,825 shares, plus 1,559 DRIP shares vested on October 1, 2006. The value realized on vesting is the closing price of $31.13 on October 2, 2006, the first business day after the vesting date, multiplied by the number of shares vested. Mr. Downey earned 12,616 shares pursuant to a performance share grant for the period of 2005-2006, which were issued in February 2007. The value realized on vesting is assumed in the table to be the closing price of $31.80 on December 29, 2006 (the last business day of the performance period) multiplied by the number of shares awarded.

(3) Mr. Malik had a restricted stock grant of 4,444 shares, plus 520 DRIP shares, vest on November 10, 2006. The value realized on vesting is the closing price of $32.20 on November 10, 2006 multiplied by the number of shares vested.

The following table outlines the pension benefits for the NEOs as of December 31, 2006. We have omitted the payments during the last fiscal year because no payments were made in 2006. For a more detailed description of the Company's Management Pension Plan and the Supplemental Executive Retirement Plan, see the CD&A in this Proxy on page 51.

PENSION BENEFITS

Name (a)	Plan Name (b)	Number of Years Credited Service (#) (c)	Present Value of Accumulated Benefit ($) (d)
Michael J. Chesser	Management Pension Plan	3.5	112,731
	Supplemental Executive Retirement Plan	7 (1)	660,196
William H. Downey	Management Pension Plan	6.5	244,197
	Supplemental Executive Retirement Plan	6.5	363,312
Terry Bassham	Management Pension Plan	1.5	24,854
	Supplemental Executive Retirement Plan	1.5	15,063
John R. Marshall	Management Pension Plan	1.5	46,822
	Supplemental Executive Retirement Plan	3 (1)	120,719
Shahid Malik	Management Pension Plan	N/A	-
	Supplemental Executive Retirement Plan	N/A	-

(1) Messrs. Chesser and Marshall are credited with two years of service for every one year of service earned under our pension plan, with such amount payable under our SERP. Without this augmentation, Messrs. Chesser and Marshall would have accrued $273,732 and $36,949, respectively, under the SERP.

Our NEOs, excluding Mr. Malik, participate in our management pension plan (the "Pension Plan") and the SERP. The Pension Plan is a funded, tax-qualified, noncontributory defined benefit pension plan. Benefits under the Pension Plan are based on the employee's years of service and the average annual base salary over a specified period. Employees who retire after they reach 65, or whose age and years of service add up to 85 are entitled to a total monthly annuity equal to 50% of their average base monthly salary for the period of 36 consecutive months in which their earnings were highest. The annuity will be proportionately reduced if years of credited service are less than 30 or if age and years of service do not add up to 85. Employees may elect to receive their retirement benefits in a lump sum equal to the actuarial equivalent of a single life pension under the Pension Plan. Of our NEOs, only Mr. Downey is eligible for early retirement benefits under the Pension Plan. His early retirement benefits would be a monthly annuity equal to 10.9% of his average base month salary during the period of 48 consecutive months in which his earnings were highest. The compensation covered by the Pension Plan excludes any bonuses or other compensation. The amount of annual earnings that may be considered in calculating benefits under the Pension Plan is limited by law. For 2006, the annual limitation is $220,000.

The SERP is unfunded and provides out of general assets an amount substantially equal to the difference between the amount that would have been payable under the Pension Plan in the absence of tax laws limiting pension benefits and earnings that may be considered in calculating pension benefits, and the amount actually payable under the Plan. It also adds an additional 1/3% of highest average annual base salary for each year of credited service when the executive was eligible for supplemental benefits, up to 30 years. As mentioned, Messrs. Chesser and Marshall are credited with two years of service for every one year of service earned under our Pension Plan, with such amount payable under the SERP.

In the table above, the present value of the current accrued benefits with respect to each listed officer is based on the following assumptions: retirement at the earlier of age 62 or when the sum of age and years of service equal 85; full vesting of accumulated benefits; a discount rate of 5.9%; and use of the Pension Plan's mortality and lump sum tables.

We have omitted from the table the column for aggregate withdrawals/distributions because there were no withdrawals or distributions in 2006 to our NEOs.

NONQUALIFIED DEFERRED COMPENSATION

Name (a)	Executive Contribution in Last FY ($)(1) (b)	Registrant Contributions in Last FY ($) (c)	Aggregate Earnings in Last FY ($)(2) (d)	Aggregate Balance at Last FYE ($) (f)
Michael J. Chesser	533,325	12,900	32,761	926,595
William H. Downey	302,152	6,900	85,138	1,275,454
Terry Bassham	111,825	-	-	111,825
Shahid Malik	315,097	-	26,443	593,961
John R. Marshall	361,162	6,703	28,524	647,538

(1) Amounts in this column are included in the "Salary" column in the Summary Compensation Table.
(2) Only the above-market earnings are reported in the Summary Compensation Table. The above-market earnings were: Chesser - $12,616; Downey - $32,862; Marshall - $10,973; and Malik - $9,963.

Our deferred compensation plan is a nonqualified and unfunded plan. It allows selected employees, including our NEOs, to defer the receipt of up to 50% of base salary and 100% of awards under annual incentive plans. The plan provides for a matching contribution in an amount equal to 50% of the first 6% of the base salary deferred by participants, reduced by the amount of the matching contribution made for the year to the participant's account under our Employee Savings Plus Plan, as described in CD&A. An earnings rate is applied to the deferral amounts. This rate is determined annually by the Compensation and Development Committee and is generally based on the Company's weighted average cost of capital. The rate was set at 9.0% for 2006. Interest is compounded monthly on deferred amounts. Participants may elect prior to rendering services for which the compensation relates when deferred amounts are paid to them: either at a specified date, or upon separation from service. For our NEOs who elect payment on separation of service, amounts are paid the first business day of the seventh calendar month following their separation from service.

Potential Payments upon Termination or Change-in-Control

Our NEOs are eligible to receive payments in connection with any termination of their employment. Payments made will vary depending on the circumstances of termination, as we discuss below.

Payments under Change in Control Severance Agreements.

We have Change in Control Severance Agreements ("Change in Control Agreements") with our NEOs, specifying the benefits payable in the event their employment is terminated within two years of a "Change in Control" or within a "protected period". Generally, a "Change in Control" occurs if:

- Any person (as defined by SEC regulations) becomes the beneficial owner of at least 35% of our outstanding voting securities;
- A change occurs in the majority of our Board;
- A merger, consolidation, reorganization or similar transaction is consummated (unless our shareholders continue to hold at least 60% of the voting power of the surviving entity), or a liquidation, dissolution or a sale of substantially all of our assets occurs or is approved by our shareholders.

A "protected period" starts when (i) we enter into an agreement that, if consummated, would result in a Change in Control; (ii) we or another person publicly announces an intention to take or to consider taking actions which, if consummated, would constitute a Change in Control; (iii) any person (as defined by SEC regulations) becomes the beneficial owner of 10% or more of our outstanding voting securities; or (iv) our Board or our shareholders adopt a resolution approving any of the foregoing matters or approving a Change in Control. The protected period ends when the Change in Control transaction is either consummated, abandoned or terminated.

The benefits under the Change in Control Agreements depend on the circumstances of termination. Generally, benefits are greater if the employee is not terminated for "Cause", or if the employee terminates employment for "Good Reason". "Cause" is defined to mean: (i) material misappropriation of any funds, confidential information or property; (ii) the conviction of, or the entering of, a guilty plea or plea of no contest with respect to a felony (or equivalent); (iii) willful damage, willful misrepresentation, willful dishonesty, or other willful conduct that can reasonably be expected to have a material adverse effect on the Company; or (iv) gross negligence or willful misconduct in performance of the employee's duties (after written notice and a reasonable period to remedy the occurrence).

An employee has "Good Reason" to terminate employment if: (i) there is any material and adverse reduction or diminution in position, authority, duties or responsibilities below the level provided at any time during the 90-day period prior to the "protected period"; (ii) there is any reduction in annual base salary after the start of the "protected period"; (iii) there is any reduction in benefits below the level provided at any time during the 90-day period prior to the "protected period"; or (iv) the employee is required to be based at any office or location that is more than 70 miles from where the employee was based immediately before the start of the "protected period".

Our Change in Control Agreements have covenants prohibiting the disclosure of confidential information and preventing the employee from participating or engaging in any business that, during the employee's employment, is in direct competition with the business of the Company within the United States (without prior written consent which, in the case of termination, will not be unreasonably withheld).

The following table sets forth our payment obligations under the Change in Control Agreements under the circumstances specified upon a termination of employment. The table and following discussion assumes that the termination took place on December 31, 2006.

	Termination Reason	
Item	Other than for Cause, Death or Disability	For Cause, Death, Disability or Other than Good Reason
Unpaid base salary through date of termination.	X	X
Bonus.	X (1)	
Any amount credited to employee under any deferred contribution nonqualified deferred compensation plan and any other compensation previously deferred by employee (including any interest and earnings) not paid.	X (2)	
Any accrued unpaid vacation pay.	X (3)	
Cash amount equal to two or three times employee's highest annual base salary in effect during the prior 12 month period plus two or three times employee's average annualized annual incentive comp awards paid or deferred.	X (4)	

Item	Termination Reason: Other than for Cause, Death or Disability	Termination Reason: For Cause, Death, Disability or Other than Good Reason
Cash amount equal to the excess of (i) the actuarial equivalent value of the monthly accrued benefits payable at age 65 under the Pension Plan and SERP, assuming additional years of service over (ii) the actuarial equivalent value of employee's vested accrued benefits under the Pension Plan and SERP.	X (5)	
Cash amount equal to unvested portion of employer contributions under the Employee Savings Plus Plan.	X (6)	
Two or three years of medical, accident, disability and life insurance coverage for employee and dependents.	X (7)	
Tax gross-up payment.	X (8)	

(1) The bonus must be an amount at least equal to the average annualized incentive awards paid or payable under any annual incentive compensation plan during the five fiscal years (or, if less, the years the officer was employed by the company) immediately preceding the fiscal year in which the Change in Control occurs, pro-rated for the number of days employed in the current year. The annual incentive awards payable in 2006 (and reflected in the Summary Compensation Table) exceed this average.

(2) The amounts as of December 31, 2006, are shown in the "Nonqualified Deferred Compensation" table.

(3) We assume for these calculations that all vacation had been taken during the year.

(4) Messrs. Chesser and Downey receive three times their highest annual base salary and the average annualized annual incentive compensation awards during the five fiscal years (or, if less, the years they were employed by the company) immediately preceding the fiscal year in which the Change in Control occurs. Messrs. Bassham, Malik and Marshall receive two times salary and average annualized annual incentive compensation awards. These amounts are shown in the following table:

Mr. Chesser	Mr. Downey	Mr. Bassham	Mr. Malik	Mr. Marshall
$3,492,207	$1,942,775	$971,536	$2,077,622	$1,425,891

(5) Mr. Chesser is credited with two years for every one year of credited service under the Pension Plan, plus six additional years of credited service. Mr. Downey is credited for three additional years of service. Mr. Marshall is credited for two years for every one year of credited service under the Pension Plan, plus four additional years of credit service. Mr. Bassham is credited for two additional years of service. Mr. Malik does not participate in the Pension Plan or SERP. The amounts resulting from these calculations, based on the same assumptions used to determine the benefits shown in the "Pension Benefits Table", are:

Mr. Chesser	Mr. Downey	Mr. Bassham	Mr. Malik	Mr. Marshall
$772,927	$607,509	$39,916	-	$167,542

(6) The unvested amounts at December 31, 2006 were:

Mr. Chesser	Mr. Downey	Mr. Bassham	Mr. Malik	Mr. Marshall
$8,716	-	$3,991	-	$3,348

(7) The following amounts are estimated based on our current COBRA premiums for medical coverage and indicative premiums for private insurance coverage for the individuals:

Mr. Chesser	Mr. Downey	Mr. Bassham	Mr. Malik	Mr. Marshall
$67,716	$67,716	$45,144	$45,144	$67,716

(8) The Change in Control Agreements generally provide for an additional payment to cover excise taxes imposed by Section 4999 of the Code ("Section 280G gross-up payments"). We have calculated these payments based on the estimated payments discussed above, as well as the acceleration of equity awards that are discussed below. In calculating these payments, we did not make any reductions for the value of reasonable compensation for pre-Change in Control period and post-Change in Control period service, such as the value attributed to non-compete provisions. In the event that payments are due under Change in Control Agreements, we would perform evaluations to determine the reductions attributable to these services.

Mr. Chesser	Mr. Downey	Mr. Bassham	Mr. Malik	Mr. Marshall
$2,872,589	$1,737,471	$667,488	$1,383,754	$950,617

Acceleration of LTIP Awards

As of December 31, 2006 our LTIP provides that upon a "change in control" (which is generally consistent with the definition of Change in Control in the Change in Control Agreements, with the major difference being a lower beneficial ownership threshold percentage), (i) all stock options then outstanding are fully exercisable and all limited stock appreciation rights are automatically exercised, (ii) all restrictions on restricted stock grants are removed, and (iii) all performance share grants (unless awarded less than six months prior to the change in control) are deemed to have been fully earned. Assuming that a "change in control" occurred as of December 31, 2006, it would have had the following effects:

Stock Options. The outstanding stock options of Mr. Downey are currently exercisable. He has limited stock appreciation rights on 20,000 option shares, which entitle him to receive cash in an amount equal to the difference between the fair market value of the shares underlying the stock appreciation rights being exercised on the date of exercise over the aggregate base or exercise price. Assuming that the limited stock appreciation rights were exercised on December 31, 2006, he would have received $125,000, less applicable withholding taxes.

Restricted Stock. Assuming a change in control occurred as of December 31, 2006, the following amounts of restricted stock would have become unrestricted. The market value is calculated using the closing price at December 29, 2006:

	Mr. Chesser	Mr. Downey	Mr. Bassham	Mr. Malik	Mr. Marshall
Number of shares	23,606	15,372	12,393	22,003	24,919
Market Value	$750,671	$488,830	$394,097	$699,695	$792,424

Performance Shares. Assuming a change in control occurred as of December 31, 2006, the following amounts of common stock would have been payable under outstanding performance share grants. The market value is calculated using the closing price at December 29, 2006.

	Mr. Chesser	Mr. Downey	Mr. Bassham	Mr. Malik	Mr. Marshall
Number of shares	56,163	30,482	13,139	-	14,443
Market Value *	$1,929,400	$1,047,682	$447,546	-	$492,097

**Market value includes cash dividends paid on the Performance Shares.*

Cash. Mr. Malik's outstanding long-term incentive grants as of December 31, 2006, were in the form of both restricted stock and cash awards. Assuming a change in control occurred as of December 31, 2006, the cash awards, at target, would have been payable under the Change in Control Agreement in the aggregate amount of $922,500. This amount is included in the "Market Value of Accelerated LTIP Awards" column of the following summary table.

Summary

	Cash Payment to NEO	Insurance Continuation	Market Value of Accelerated LTIP Awards	Section 280G Gross-up Payment	Total
Mr. Chesser	$4,289,847	$67,716	$1,929,400	$2,872,589	$9,159,552
Mr. Downey	$2,550,284	$67,716	$1,661,512	$1,737,471	$6,016,983
Mr. Bassham	$1,015,443	$45,144	$841,643	$667,488	$2,569,718
Mr. Malik	$2,077,622	$67,716	$1,622,195	$1,383,754	$5,151,287
Mr. Marshall	$1,609,326	$45,144	$1,284,521	$950,617	$3,889,608

Retirement, resignation, death or disability

Upon retirement or resignation, the named executive officer would receive all accrued and unpaid salary and benefits, including the retirement benefits discussed above. In the event of death or disability, the officer (or his beneficiary) would receive group life insurance proceeds or group disability policy proceeds, as applicable. In addition, these events would have the following effects on outstanding LTIP awards: (i) if employment is terminated by either the Company or the officer, all restricted stock and performance share awards would be forfeited; (ii) if the officer retires, becomes disabled or dies, restricted stock and performance share awards would be prorated for service during the applicable periods; (iii) if the officer retires, outstanding options expire three months from the retirement date; (iv) if the officer resigns or is discharged, outstanding options terminate; and (v) if the officer becomes disabled or dies, outstanding options terminate twelve months after disability or death.

Payments under other compensation arrangements

Mr. Chesser

As discussed, Mr. Chesser's employment arrangement with the Company provides that if he is terminated without cause, he will receive three times annual salary and bonus (if terminated prior to age 63), or one-time salary and bonus (if terminated between age 63 and before age 65). If Mr. Chesser were terminated without cause as of December 31, 2006 (and assuming that the Change in Control Agreement was not applicable), he would have received $4,759,950 under this arrangement.

Mr. Marshall

As discussed, Mr. Marshall's employment arrangement with the Company provides that if he is terminated without cause, he will receive a severance amount equal to the target payment under the annual incentive plan plus two times his annual base salary. If Mr. Marshall were terminated without cause as of December 31, 2006 (and assuming that the Change in Control Agreement was not applicable), he would have received $812,500 under this arrangement.

Mr. Malik

Mr. Malik's employment agreement provides for additional compensation if Mr. Malik's employment is terminated without "cause" by the Company, or if Mr. Malik terminates his employment for "good reason". This additional compensation is three times Mr. Malik's annual base salary, the current year's annual incentive (prorated through the termination date), and three times the average annual incentive compensation paid during the three most recent fiscal years (or such shorter period as Mr. Malik shall have been employed). "Cause" is generally defined as a (i) material breach of duties and responsibilities that is willful and deliberate and is not remedied within a reasonable period after notice, or (ii) commission of a felony involving moral turpitude. "Good reason" is generally defined as (i) assignment of duties that are inconsistent with those held on November 10, 2004; (ii) a change in reporting responsibilities, titles or offices; (iii) any removal or involuntary termination otherwise than as expressly permitted by the agreement; (iv) any failure to re-elect Mr. Malik to any position; (v) a reduction of more than 15% in annual base salary; or (vi) any requirement that Mr. Malik be based anywhere other than at his current location.

If Mr. Malik would have been terminated without cause, or terminated employment for good reason as of December 31, 2006 (and assuming that the Change in Control Agreement was not applicable), he would have received $1,857,598 under his employment agreement.

Compensation Discussion and Analysis (CD&A)

This section provides information and a comprehensive analysis of the compensation awarded to, earned by, or paid to NEOs as well as material information regarding the Company's compensation objectives, policies, and decisions pertaining to those officers. NEOs include the Chief Executive Officer, Chief Financial Officer, and the three other most highly compensated executive officers. This section includes information regarding, among other things, the overall objectives of the Company's compensation program, its linkage to our business objectives, and a summary of each element of compensation that we provide.

Great Plains Energy Incorporated, headquartered in Kansas City, Missouri, is the holding company for KCP&L, a leading regulated provider of electricity in the Midwest, and Strategic Energy, L.L.C., a competitive electricity supplier. These two core businesses build value for Great Plains Energy shareholders through complementary operations that combine the reliable cash flows of a strong electric utility with growth in competitive energy management. The Company's strategic intent is to demonstrate leadership in supplying and delivering electricity and energy solutions to meet the needs of our customers and achieve Tier I performance through daily exercise of our winning culture.

The Company's compensation programs are a key element in attracting, retaining, and motivating NEOs with the skills necessary to create value for shareholders and succeed within our business environment. This includes ensuring that their compensation is competitive with market levels, structured to focus NEOs on achieving complementary goals, and recognizes the challenges, opportunities and differences of our regulated and unregulated operations.

Mr. Chesser is an officer of Great Plains Energy and Chairman of the Board of KCP&L; Messrs. Downey and Bassham are officers of both Great Plains Energy and KCP&L; Mr. Marshall is an officer of KCP&L; and Mr. Malik is an officer of Great Plains Energy and Strategic Energy.

Governance of the Company's Compensation Program

The Compensation and Development Committee of our Board of Directors (the "Committee") is composed of six non-employee directors, each of whom is independent under the applicable standards of the NYSE. They include William C. Nelson (Chairman), Mark A. Ernst, Luis A. Jimenez, James A. Mitchell, Linda H. Talbott, and Robert H. West. The Committee is responsible for setting the executive compensation structure and administering the policies and plans that govern compensation for the NEOs and other executive officers. The Committee acts in accordance with a charter that has been approved by our Board and decisions by the Committee are reviewed with, and frequently approved by, the full Board. A copy of the charter, which may be amended from time to time, can be found on the company's website at http://www.greatplainsenergy.com/investor/charters.html.

Role of Executive Officers

Through an iterative process, Mr. Chesser develops preliminary recommendations for compensation actions for the other NEOs. The Committee reviews these preliminary recommendations and makes final recommendations for Board approval. Performance metrics and goals are also developed through an iterative process through which management, including NEOs, develop preliminary recommendations that the Committee considers in the development of final recommendations for Board approval.

Mr. Chesser's compensation levels and performance goals are recommended by the Committee for approval by the Board. The SVP, Corporate Services & Corporate Secretary and Mercer Human Resource Consulting ("Mercer") may be consulted in this process.

Changes proposed to the LTIP at this Annual Meeting would also allow, subject to certain limitations, the Company's Board to delegate to a special committee consisting of two or more directors, who may also be officers of the Company, the authority, within specified parameters, to grant awards under the Company's LTIP. Actions taken by those delegates would be generally treated as acts of the Board provided they are regularly reported back to the Board and Committee.

Role of Consultant

The Committee uses Mercer as its external independent compensation consultant.. Mercer was selected by the Committee several years ago following presentations from other consulting firms and based on the knowledge and industry experience of the principal proposed by Mercer, as well as their overall capabilities in the area of executive compensation. Mr. David Cross is the Principal and senior consultant who works with the Committee, and has 20 years of industry compensation experience. On a periodic basis (last done in 2005), Mercer provides the Committee with a complete review of the Company's executive compensation programs, including plan design, all executive benefit programs, and a review of pay positioning versus performance to evaluate the magnitude of pay versus performance. On an annual basis, Mercer performs a competitive review and analysis of base and variable components. In that review, Mercer assesses the competitiveness of the Company's compensation for executives relative to survey market data and the companies in the Company's identified peer group.

While Mercer is engaged by, and takes direction from, the Committee, the Senior Vice President-Corporate Services and Corporate Secretary (non-NEO) works with Mercer's consultants in providing information, general coordination, and support. Effective in 2006, the Committee also pre-approves all other work unrelated to executive compensation proposed to be provided by Mercer to the Company and its subsidiaries, if the fees for such work would exceed $10,000.

Objectives of the Company's Compensation Program

The three main objectives of the Company's Executive Compensation Program are:

1. Attraction and Retention of Highly Qualified and Experienced Executives

First, the program should allow the attraction and retention of highly qualified and experienced executives. Shareholders and customers are best served when the Company is able to attract and retain talent. Most of the current NEOs have been hired from outside the Company in the last four years and in each case represented the addition of an executive with considerable industry and business expertise. In order to attract this caliber of talent, it is necessary to provide an attractive and competitive compensation package in addition to other employment aspects which are of interest to potential new employees, such as career and developmental opportunities. In general, it is the Company's goal to provide base salaries at the median of comparable companies and opportunities for variable compensation at higher levels based on performance. Although the Company may need to pay above-market base salaries in order to attract specific talent, the Company's intent is to work towards target levels based on market over time. The Committee also takes into account internal equity, Company NEOs to other senior executives in order to measure fairness on a comparable and relative basis. When evaluating its competitive positioning, the Committee considers the results of the Company's success in attracting and retaining talent, recognizing, however, that compensation is just one element of a total rewards package that assists in the attraction and retention of key employees.

To help ascertain whether the Company is providing competitive compensation, the Committee utilizes Mercer's report to the Committee, which includes detailed information with respect to base salaries, annual incentives, long-term incentives, and other specific aspects of executive compensation for each NEO, as well as Mercer's overall findings and recommendations. Comparisons include, when appropriate, energy industry data, general industry data, and peer proxy data.

The proxy peer group, as recommended by Mercer and last approved by the Committee in October of 2006, consists of 13 organizations of similar character, revenue size, and market capitalization as compared to the Company. The peer group companies currently include:

Allete Inc.	Equitable Resources Inc.	TECO Energy Inc.
Alliant Energy Corp.	Scana Corp.	Unisource Energy Corp.
Ameren Corp.	Pinnacle West Capital Corp.	Vectren Corp.
Black Hills Corp.	PNM Resources Inc.	Wisconsin Energy Corp.
Avista Corp.		

In 2006, management also provided Committee members with tally sheets on all NEOs, which provided extensive detail on past and current compensation amounts, as well as payout estimates under various separation scenarios. Management also provided the chair of the Committee with various internal equity comparisons relating to CEO compensation.

As more fully discussed in Section 3 of this CD&A, the Committee utilizes multiple elements of compensation to successfully achieve its executive attraction and retention objectives. The Committee considers the competitiveness of each individual element of compensation, as well as the competitiveness of total cash comparisons and total direct compensation comparisons. However, the Committee has not elected to adopt policies for allocating between long-term and currently-paid-out compensation, or between cash, non-cash, and other forms of non-cash compensation.

2. ***Motivate Executives to Achieve Strong Short-term and Long-term Financial and Operational Results***

The second objective of the Company's program is to motivate executives to achieve strong short-term and long-term financial and operational results. The Company believes that pay and performance should be linked with objectives for which employees can have a clear line of sight, and this is principally accomplished through variable compensation opportunities. Metrics used for incentive pay are aligned with the Company's strategy, such as those associated with the Comprehensive Energy Plan for KCP&L or megawatt hours under management at Strategic Energy. Individual contributions to results are also reflected in variable compensation and include how those results are achieved. This encompasses, for example, an evaluation as to whether the executive is providing leadership by engaging employees or demonstrating accountability for results. Because there is no guarantee that any of the variable components will be paid, variable compensation arrangements put a significant aspect of pay "at risk." The Company must achieve specific levels of financial and operating performance to allow executives to earn this portion of their compensation. In addition, utilizing a strong variable compensation element allows the Committee to recognize and reward outstanding performance. Great Plains Energy is a performance-driven company, reflecting a strong pay-for-performance culture that enables the Company to attract executives who are motivated, by the prospects of high levels of performance and rewards. The Company uses a balanced scorecard approach in setting the NEOs' incentive plan goals, which include financial, operational, and individual components for the annual plan and key operational and/or financial measures for the long-term plan. The Committee reviews the alignment between executive pay and performance on an annual basis and works to ensure a balance of both short-term and long-term interests. Variable compensation targets for the NEOs have represented between 55-70% of total direct compensation, so it is a significant component of pay.

3. **Ensure the Alignment of Management Interests with Those of Shareholders**

The third objective of the Company's Compensation Program is to align management interests with those of our shareholders. The Committee believes that a substantial portion of total compensation for its NEOs should be delivered in the form of equity-based incentives. In 2006, for Messrs. Chesser, Downey, Bassham, and Marshall, 75% of long-term incentive grants was in the form of performance shares which, if earned after three years based on total return to shareholders, will be paid out in Company stock. To mitigate potential volatility in payouts and provide a retention device, the remaining 25% of the long-term grant was in the form of time-based restricted shares. For Mr. Malik, 25% of his long-term grant was in time-based restricted shares, with the remaining portion of his long-term grant eligible to be paid in cash. In addition, the Committee has also implemented share ownership guidelines for executives to further align them with shareholder interests. For NEOs, the share ownership guidelines reflect a level of five times base salary for Mr. Chesser; four times base salary for Mr. Downey; and three times base salary for Messrs. Bassham, Marshall, and Malik. The Committee reviews the status of NEO share ownership on a regular basis.

Elements of Compensation

The primary elements of compensation include:

- Cash compensation in the form of base salaries, annual incentives, discretionary bonuses, and the cash portion of Strategic Energy's long-term incentives
- Equity compensation under the Company's LTIP
- Perquisites
- Deferred compensation plan

- Post-termination compensation
- Pension plan and supplemental pension plan
- Employee savings plan

Cash Compensation

Cash compensation to NEOs includes (i) a base salary that is a fixed amount and considered periodically for adjustment based on individual performance and internal and external comparisons, and (ii) an annual incentive plan that motivates executives to pursue specific goals and objectives consistent with the strategic direction set by the Board. Mr. Malik's long-term incentives, as an officer of Strategic Energy, also includes a payout which, if earned, is paid in cash. The Committee has not chosen to target a specific percentage of total compensation for NEOs to be delivered in cash or cash opportunities as it believes this will vary based on position and circumstance.

Base Salary

Base salaries are generally reviewed at the February Committee meeting, approved by the Board, and, if adjusted, made retroactive to the first of the year. The Committee considers base salaries for NEOs concurrently with an evaluation prepared by management of each NEO's performance for the prior year. The Committee also considered preliminary base salary recommendations from Mr. Chesser with respect to the other NEOs. Salary recommendations are not determined by formula, but instead take into consideration job responsibilities, level of experience, individual performance, internal comparisons, comparisons of the salaries of executives in similar positions obtained from market surveys, and other competitive data and input provided by Mercer. For 2006, each of the NEO positions was matched to a comparable position in one to four surveys, including peer group proxies, utility surveys, and general industry surveys. The goal is for base salaries, in general, to approximate the median salaries of individuals in comparable positions in companies of similar size within the relevant industry or function. The Company believes this is necessary to meet the attraction and retention objective as discussed earlier. If an NEO or other executive's base salary is above or below what is considered to be market median, the intent is generally to move the individual to market median within a three-year period, barring any other considerations the Committee believes are relevant, such as succession prospects, as one example. Messrs. Bassham, Chesser, Downey, Malik, and Marshall received base salary increases effective January 1, 2006, ranging from 1.6% to 9.1%. Larger increases were given when individuals were significantly less than market medians and demonstrated a high level of performance. For Mr. Chesser, the Committee considered the financial performance of the Company; the cost and quality of services provided; leadership in enhancing the long-term value of the Company; performance against other pre-established objectives; survey and peer group data; length of service; and prior year increases.

Effective January 1, 2007, base salary increases were given to the NEOs ranging from 3.0% to 11.5%.

Annual Incentives

The Company's annual incentive program is based upon pre-established Company and business unit financial and operational metrics, as well as individual performance. Performance goals are developed through an iterative process. Based on a review of business plans, management, including the NEOs, develops preliminary recommendations relating to both the goals and metrics for Committee review. Metric levels, at the Committee's direction, are established so that the target level reflects what is in the business plan and has a 50% probability of achievement. The threshold and maximum levels have 80% and 20% probabilities of achievement, respectively. The Committee reviews management's preliminary recommendations, makes revisions to these preliminary recommendations as the Committee deems advisable or necessary and recommends the final goals and metrics to the Board for its approval. In establishing final goals, the Committee strives to ensure that: incentives are aligned with the strategic goals set by the Board; goals are sufficiently ambitious so as to provide a meaningful incentive; and bonus payments, assuming target levels of performance are attained, will be consistent with the overall compensation program established by the Committee.

Awards for 2005 performance were paid or eligible for deferral following the Board meeting in February 2006. For all executives, including NEOs, in the Great Plains Energy/KCP&L Annual Incentive Plan, the total amount available for payment was determined by corporate earnings per share initially set and approved by the Committee in January 2005. Corporate earnings per share results were at the maximum level of 150% of target. Other corporate and business unit measures considered in the calculation of incentive awards included return on invested capital, total earnings, operating cash flow, a customer satisfaction index, customer retention rate, net generation, delivery system reliability, supply cost reductions, megawatt hour sales, safety, culture initiatives implementation, diversity spend, and individual performance. Individual awards earned by NEOs are shown in Summary Compensation Table and ranged from 129% to 154% of target. Messrs. Chesser and Bassham's award were based 80% on Great Plains Energy performance and 20% on individual performance. Mr. Downey's award was based 40% on Great Plains Energy performance; 40% on KCP&L performance; and 20% on individual performance. Mr. Marshall's award was based 20% on Great Plains Energy's performance; 60% on KCP&L's performance; and 20% on individual performance. Mr. Malik's award was based 20% on Great Plain Energy's performance; 60% on Strategic Energy's performance; and 20% on individual performance. With the exception of Mr. Marshall, whose employment arrangement specified otherwise, annual awards to NEOs and other executives were prorated in the event they were employed for less than a full year.

For 2005 awards paid in 2006 for Strategic Energy executives, and including Mr. Malik, the total amount available for payment was determined by Strategic Energy's pre-tax income. Other measures considered in the calculation of Strategic Energy's incentive awards included customer retention, megawatt hour sales, supply costs reduction, retail price turnaround time, and implementation of a supply management system. Individual performance was also taken into account. Pre-tax net income was accomplished at 130% of target, and the remaining scorecard goals were accomplished at 100% of target.

In 2006, the Committee developed, with input from Mercer, a revised structure for the Annual Incentive Plan for all executives, including NEOs. The new structure provided a financial objective of core earnings weighted at 50% and relating to the earnings for the executive's primary business or as determined by the Committee; 30% reflecting key Great Plains Energy, KCP&L, and/or Strategic Energy business objectives; and 20% as a discretionary individual performance component. Key business objectives for Great Plains Energy executives included financial ratios, expected future margin, customer satisfaction, equivalent plant availability, employee engagement, and comprehensive energy plan progress. Key business objectives for KCP&L included reliability, equivalent plant availability, safety, customer satisfaction, employee engagement, and comprehensive energy plan progress. Key business objectives for Strategic Energy included expected future margin and megawatt hours under management.

Target incentives for each of the NEOs were established as a percentage of base pay, using survey data provided by Mercer for comparable positions and markets, as well as comparisons for internal equity. In February of 2006, Mercer provided the Committee with market data on short-term incentive targets at both the 50th and 75th percentiles. With the exception of Mr. Malik, target percentiles for NEOs were increased for 2006 to reflect targets more in line with the 75th percentile of market data.

Mr. Malik's target was already within the 75th percentile range. The reason for the adjustment was that the Committee decided to adopt higher targets in recognition of the extraordinarily challenging business plans of the organization in 2006. The Committee will review this philosophy, however, on an annual basis. The maximum payout under the plan was also increased to 200%, following discussions with Mercer regarding competitive plan design and to provide a higher payout opportunity for higher levels of performance. For 2006, annual incentive plan targets ranged from 50% to 100% of base salaries.

The basic structure of the Annual Incentive Plan provides for payout at 100% for target performance for each goal. Fifty percent of the incentive is payable at the threshold level of performance for each goal and 200% of the incentive is payable at the maximum level of performance. If goal performance is below target but above threshold, the amount of the award payable is interpolated between the threshold and target levels. Similarly, goal performance above the target will result in an award for that goal that is higher than target. Performance for any goal which is less than threshold will result in a zero payment for that goal.

Management provides the Committee with individual performance summaries for each NEO, with the exception of the CEO position, and recommends the individual incentive amounts. After considering the performance criteria and results, the Committee approves, and occasionally uses discretion in determining the final amounts of the individual award. Discretion is principally with regards to the individual performance component. For the 2005 awards paid in 2006, the Committee and Board approved exclusions from core earnings of Seams Elimination Cost Adjustment charges (SECA) based on the fact that these expenses could not have been foreseen or mitigated and were not related to current operations, and one-time severance expenses relating to top grading and a workforce realignment which had positive long-term benefits to the Company and its subsidiaries.

Effective in 2007, the Annual Incentive Plan structure was changed to provide a financial objective of core earnings weighted at 40%, business objectives weighted at 40%, and individual discretionary performance at 20%. The change was made to permit more emphasis on the individual business objectives. There were no changes to individual incentive plan target percentages.

Discretionary Bonuses

From time to time, the Committee may grant a discretionary bonus to an NEO or other executive for extraordinary accomplishments or achievements. This bonus would be paid outside of the normal Annual Incentive Plan. In December 2005, Mr. Downey was awarded a special one-time bonus in an amount of $100,000 in recognition of his contribution for exemplary work in conjunction with the execution of the Comprehensive Energy Plan. No discretionary bonuses were paid in 2006.

Cash Portion of Strategic Energy's Long-Term Incentive

Strategic Energy's Long-Term Incentives have been principally cash-based. An equity component, restricted stock, has also been utilized, as discussed below. Mr. Malik is the only NEO that receives cash-based long-term incentives.

Strategic Energy's Long-Term Incentives are designed to reward sustained value creation by providing competitive incentives for the achievement of long-term financial and operational performance goals. For Mr. Malik, 80% of performance is based on Strategic Energy's long-term goals, which for the 2005-2006 and 2005-2007 grants included cumulative pre-tax net income, return on average book equity, increase in customer accounts under contract, cumulative reduction in general and administrative expenses, and reduction in supply costs. In October 2006, the Committee modified the goals of both grants to eliminate the return on average book equity metric due to a discontinuity in the way the goal was originally structured in 2004. For 2006-2008 grants, weightings of the goals changed to 31.3% for cumulative pre-tax net income, and 22.9% for each of the remaining three goals. The remaining 20% of Mr. Malik's long-term grant is in the form of restricted stock based on the Great Plains Energy Long-Term Plan, as described below.

Each executive, and including Mr. Malik, is assigned a long-term incentive target based on survey data provided by Mercer for comparable positions and markets, as well as internal equity comparisons. Mr. Malik's long-term target is 150% of base pay, and, prior to 2007 awards, depending on performance over the period, the cash-based portion of the grant, or 75%, with payments ranging from 0% to 300%. In 2007, the structure of Strategic Energy's Long-Term Plan changed so that the target award is granted 50% in performance shares and 50% in cash, with payouts ranging from 0% to 275%, plus earned dividends, if any.

No Long-Term Incentive payments were made in 2006 to any Strategic Energy executives based on prior normal annual grants. Mr. Malik did have Company stock vest in November 2006, which represented 1/3 of the restricted shares initially granted at the time of his employment in 2004, and upon which the restrictions had lifted. Grants made to Mr. Malik and other Strategic Energy executives in February 2006 were based on the performance period from 2006 through 2008 and were made 25% in time-based restricted stock and 75% in performance-based awards payable in cash. Performance metrics included cumulative pre-tax net income; return on average book equity; cumulative sales, general, and administrative expenses; and megawatt hours under management.

The Committee has chosen to provide significant long-term award opportunities to Strategic Energy executives to motivate the highest levels of performance within its highly competitive, unregulated environment. Strategic Energy's executives do not have a defined benefit plan, as do other Great Plains Energy and KCP&L executives.

Equity Compensation

Long-Term Incentive Plan (LTIP)

As described above, the Committee believes that a substantial portion of compensation for NEOs should be in the form of equity in order to best align the NEO's interests with the interests of the shareholders. The Committee does not believe that any of the NEOs have amassed equity amounts, or, previously been given the opportunity for significant amounts of equity ownership, that should be taken into account in granting normal equity awards.

The Great Plains Energy LTIP was last approved by shareholders in 2002 and allows for grants by the Committee of stock options, restricted stock, performance shares, and other stock-based awards. The Committee discontinued making any new stock option grants in late 2003 because it believed motivating executives based solely on stock price appreciation was not entirely consistent with the interests of its shareholder base. Since that time, a mix of time-based restricted shares and performance shares that vest solely on the basis of the attainment of performance goals have been used. This mix changes somewhat from year to year based on the needs of the Company and the characteristics of its executive team. On an ongoing basis, however, the Committee believes that performance shares should account for the majority of annual long-term grants.

Each year, the Committee approves an equity award or awards for each executive, including NEOs, with a cash value that is determined by multiplying the executive's base salary by a target percentage that is chosen by the Committee. The target percentage is based on both internal comparisons and survey data provided by Mercer which gives long-term incentive information on comparable positions at comparable companies and/or markets in which the Company competes for talent. Generally, the Committee has established total long-term incentive targets at the 50th percentile. Performance shares are typically granted at the February Board meeting, following Committee recommendation, but have also been granted by the Committee in conjunction with the employment of new executives. In those instances, the Committee has opted to grant restricted shares in an amount equal to one or two times annual salary, depending on the level of the executive, and used principally as an attraction device. For performance shares, the performance period is established by the Committee, and is that period during which any performance goals specified with respect to earning any award are to be measured. For the 2005, 2006, and 2007 grants, performance periods have been designated as multiple years beginning with January 1 of the year of the grant. Restricted stock are typically granted at the February Board meeting, effective with the meeting date. However, when restricted shares have been granted by the Committee in conjunction with the employment of a new executive or for other reasons, the effective dates have been at date of hire, date of Committee or Board action, or at a date following the Committee/Board meeting. We do not have any program, plan, or practice to time grants to any executive in coordination with the release of material non-public information. It is the Committee's intent to generally issue equity grants effective as of the date of hire or date of a Committee/Board meeting, with the grant price determined by the average of the high and low prices for the common stock as reported by the NYSE on the Date of Grant. Changes to the LTIP to be taken for shareholders consideration in May would revise the Fair Market Value calculation to be based on the closing market price for the Company's common stock as reported on the NYSE for the applicable date.

In 2006, Mr. Downey received performance share awards as a result of the Company's performance associated with the 2003-2005 LTIP. Under that grant, total shareholder return was compared against the Edison Electric Institute (EEI) index of 64 companies and, based on the Company's relative performance, the long-term plan provided payment of shares at 78% of target. Other NEOs were not eligible for the 2003 program due to their employment dates. Messrs. Chesser and Downey received restricted stock payouts in October of 2006 for 1/3 of the restricted shares granted at the time of Mr. Chesser's employment and Mr. Downey's promotion to Chief Operating Officer, both of which occurred in October of 2003. In 2006, all NEOs received 25% of their total equity grants in restricted stock units that vest solely on the passage of time and, for Messrs. Chesser, Downey, Bassham, and Marshall, 75% in the form of performance shares that become payable only upon the attainment of specific performance goals.

For 2006, long-term incentive target percentages for NEOs ranged from 85% to 150% of base pay. For Great Plains Energy/KCP&L NEOs, performance shares can pay out at the end of a three-year period from 0% to 200% based on performance. For the 2006-2008 performance period, the sole performance metric is total shareholder return ("TSR") compared to the EEI index of electric companies. The Committee believes TSR is a strong indicator of shareholder value and influenced both by successful execution by executives as well as market perceptions of the strength and future prospects of the Company. Depending on how Great Plains Energy ranks, the executives will receive a percentage of the performance share grant according to the following table:

Percentile Rank	Percentage Payout
81st and above	200%
65th to 80th	150%
50th to 64th	100%
35th to 49th	50%
34th and below	0

There will not be any payment of performance shares for a negative return over the 3-year performance period. Awards are paid out in shares of Great Plains Energy common stock unless otherwise determined by the Board. Dividends which accrue on the performance shares will be paid in cash at the end of the performance period based on the number of performance shares earned, if any.

At its regular meeting in February 2007, the Board elected to make a special one-time grant of restricted stock to a number of executive officers (including all NEOs, except Mr. Malik), both to recognize performance over the last year and also to ensure their continued focus and commitment relating to the proposed acquisition of Aquila, Inc., and its subsequent operational integration with Great Plains Energy. The grants to the NEOs were: Mr. Chesser, 80,000 shares; Mr. Downey, 45,000 shares; Mr. Bassham, 25,000 shares and Mr. Marshall, 25,000 shares.

Perquisites

NEOs are eligible to receive various perquisites provided by or paid for by the Company. These perquisites are generally consistent with those offered to executives at comparable organizations and therefore necessary for retention and recruitment. In some cases, the Company requires the executives to pay taxes on the imputed income associated with the value of the perquisite.

All NEOs are eligible for participation in comprehensive financial planning services provided by a national financial counseling firm; a car allowance of $7200 per year; memberships in social and professional clubs and, in limited situations, country clubs; use of certain equipment for personal use, such as home computer equipment; and access to tickets for sporting events and other entertainment which may be used for personal use. In limited situations, the Company may also provide for spousal travel and accommodations when accompanying the executive on out-of-town trips. As required by current tax laws, the executive is assessed imputed income taxes on the subsidized or reimbursed amounts.

Deferred Compensation Plan

The Company's Deferred Compensation Plan allows selected employees, including NEOs, to defer the receipt of up to 50% of base salary and 100% of awards under the Annual Incentive Plan. An earnings rate is applied to the deferral amounts. This rate is determined annually by Committee members, and generally based on the Company's weighted average cost of capital (WACC). Mercer has advised the Committee that the Plan is generally in line with market practice, although other companies typically provide a lower crediting rate based on participant-directed investments. In addition, the Plan provides for a matching contribution in an amount equal to 50% of the first 6% of the base salary deferred by the participant, reduced by the matching contribution made for the year to the Participant's account under the Employee Savings Plus Plan, as described in a later section. This provision addresses the fact that the Company match under the Employee Savings Plus Plan does not begin until after one year of employment. The Deferred Compensation Plan is a nonqualified and unfunded plan, and participants have only an unsecured promise from the Company to pay the amounts when they become due from the general assets of the Company. The Company offers this benefit to provide employees with an opportunity to save, on a tax-deferred basis, amounts in addition to what they can save under the Company's qualified retirement plans for retirement or future dates. The Deferred Compensation Plan permits them to do this while also receiving earnings on deferred amounts, as described above. We believe the provision of this benefit is important as a retention and recruitment tool as most of the companies with which we compete for executive talent provide a deferral plan for their executives.

Post-Termination Compensation

The Company has entered into severance agreements and other compensation and benefit agreements with its executive officers, including NEOs, to help in securing their continued employment and dedication, particularly in situations such as a change in control when an executive may have concerns about his or her own continued employment. The Company believes these agreements and benefits are important as recruitment and retention devices, as virtually all of the companies with which we compete for executive talent have similar agreements in place for their senior executives.

Employment Agreements

Messrs. Chesser, Malik, and Marshall are the only NEOs with ongoing employment arrangements. While the use of employment agreements is considerably more prevalent for executives at comparable companies, the Committee has historically wished to minimize their use at the Company to the extent possible.

Under the terms of an employment arrangement, Mr. Chesser is entitled to receive three times annual salary and bonus if he is terminated without cause prior to reaching age 63. After age 63, any benefit for termination without cause would be one times annual salary and bonus until age 65. Similarly, under the terms of his employment arrangement, Mr. Marshall is entitled to receive two times annual salary and bonus in the event he is terminated other than for cause. Mr. Malik is the only NEO who has a full written employment agreement with Strategic Energy and Great Plains Energy. It provides for three times annual salary and bonus in the event he is terminated without cause or terminated for good reason.

Change-in-Control Severance Agreements

The Company offers change-in-control severance agreements with all its executive officers, including the NEOs, to ensure their continued service, dedication, and objectivity in considering, on behalf of the Company, any transaction that would change the control of the Company. These agreements provide for payments and other benefits if the officer's employment terminates for a qualifying event or circumstance, such as being terminated without "Cause" or leaving employment for "Good Reason" as these terms are defined in the severance agreements.

In 2006, the Company terminated existing agreements with its officers, including the NEOs, and entered into new agreements which were competitive yet reflective of more modern-day good governance practices. Changes included revisions to definitions (including a revised definition of "change in control" to increase the level of ownership change that must occur for a "change in control" to be considered to have occurred); addition of several restrictive covenants; and other changes. The Company also eliminated a modified single trigger provision for payment, replacing it with a double trigger such that both a change in control and a termination (actual or constructive) of the executive's employment by the Company must occur, with very limited exceptions. Additional information, including a quantification of benefits that would have been received by NEOs had termination occurred on December 31, 2006, is found under the heading "Potential Payments upon Termination or Change-in-Control" on pages 36-41 of this Proxy Statement.

Pension Plan and Supplemental Pension Plan

The Company's Pension Plan is a funded, tax-qualified, noncontributory defined benefit pension plan that covers employees of Great Plains Energy and KCP&L, including the NEOs of those companies.

Mr. Malik is the only NEO not covered by a pension plan. Benefits under the Plan are based on the employee's years of service and the average annual base salary over a specified period. Employees whose age and years of service add up to 85 are entitled to a total monthly annuity equal to 50% of their average base monthly salary for the period of 36 consecutive months in which their earnings were highest. The annuity will be proportionately reduced if years of credited service are less than 30 or if age and years of service do not add up to 85. The compensation covered by the Plan excludes any bonuses or other compensation.

The Company also has a Supplemental Executive Retirement Plan that applies to all Great Plains Energy/KCP&L executives, including NEOs of those companies. The Plan is unfunded and provides out of general assets an amount substantially equal to the difference between the amount that would have been payable under the Pension Plan in the absence of legislation limiting pension benefits and earnings that may be considered in calculating pension benefits, and the amount actually payable under the Plan. It also adds an additional 1/3% of highest average annual base salary for each year of credited service, up to 30 years.

The Committee understands that the Pension Plan and the Supplemental Plan are common among companies within the utility industry and therefore, make up an important element of an executive's expected compensation package.. As the benefits in these plans increase based on an executive's tenure with the Company, the plans serve as useful retention devices.

Employee Savings Plan

The Great Plains Energy Employee Savings Plus Plan and the Strategic Energy L.L.C., 401(k) Plan are offered to all employees, including NEOs, to encourage them to save some percentage of their cash contribution for retirement. Under the Great Plains Energy plan, employees can contribute, on a pre-tax basis, from 2-40% of base pay, subject to IRS limits for 2006 of $15,000 per year. Participants age 50 and over may also contribute, on a before-tax basis, an additional $5,000 per year. After one year of employment, the Company matches 50% of each dollar contributed by the participant. However, a participant's contributions in excess of 6% of his or her compensation (which for 2006 cannot be greater than $220,000) will not be matched. The Company match is made with Great Plains Energy stock, although a participant may diversify or transfer out of Company stock at any time and reinvest his or her plan account in different investments. Employees leaving the Company may take all or a portion of the Company match, and associated earnings, based on a vesting schedule over 6 years of service. Employees are always 100% vested in their own contributions and associated earnings on those contributions. Under IRS limits on contributions to qualified retirement plans, the total annual limit on both employer and employee contributions that could be made to the Employee Savings Plan in 2006 was $44,000. The additional $5,000 employee contribution that could be made by individuals age 50 or older in 2006 is not included in this $44,000.

Under the Strategic Energy 401(k) Plan, employees can contribute up to the maximum percentage and dollar amount permissible by IRS limits. The Company matches 100% of each dollar contributed by a participant. However, a participant's contributions in excess of 6% of his or her compensation (which for 2006 cannot be greater than $220,000) will not be matched.

The Company maintains Savings Plans for its employees, including NEOs, because it wishes to encourage employees to save some percentage of their cash compensation for their eventual retirement. The Savings Plan permits employees to make such savings in a manner that is relatively tax efficient.

Tax and Accounting Implications

With respect to Section 162(m) of the Internal Revenue Code, the Committee believes that the interests of the Company's shareholders are best served by not restricting the Committee's and Company's discretion and flexibility in developing compensation programs. The additional costs incurred by the Company in 2006 as a result of lost deductions was less than $300,000.

Compensation Committee Report

The Compensation and Development Committee of the Board has reviewed and discussed with management the CD&A contained in this Proxy Statement. Based on these reviews and discussions, the Committee recommended to the Board that the CD&A be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2006 and the Company's Proxy Statement filed in connection with the Company's 2007 Annual Meeting of Shareholders, each of which will be filed with the SEC.

Compensation and Development Committee

William C. Nelson, Committee Chair
Mark A. Ernst, Committee Member
Luis A. Jimenez, Committee Member
James A. Mitchell, Committee Member
Linda H. Talbott, Committee Member
Robert H. West, Committee Member

OTHER BUSINESS

Great Plains Energy is not aware of any other matters that will be presented for shareholder action at the Annual Meeting. If other matters are properly introduced, the persons named in the accompanying proxy will vote the shares they represent according to their judgment.

By Order of the Board of Directors

Barbara B. Curry

Barbara B. Curry
Senior Vice President-Corporate Services and Corporate Secretary

Kansas City, Missouri
March 19, 2007

Appendix 1
GREAT PLAINS ENERGY INCORPORATED

AMENDED LONG-TERM INCENTIVE PLAN

SECTION ONE. PURPOSE OF PLAN

The purposes of the Plan are to encourage officers, employees and non-employee directors of the Company to acquire proprietary and vested interest in the growth and performance of the Company, to generate an increased incentive to enhance the value of the Company for the benefit of its customers and shareholders, and to aid in the attraction and retention of exceptionally qualified individuals upon whom the Company's success largely depends.

SECTION TWO. DEFINITIONS

The following definitions are applicable herein:

"Award" means the award to a Participant of Restricted Stock, Stock Options, Limited Stock Appreciation Rights, Performance Shares or Director Deferred Share Units.

"Award Period" means that period established by the Committee during which any performance goals specified with respect to earning any Award are to be measured.

"Board" means the Board of Directors of the Company.

"Cause" means unless otherwise defined in a Participant's employment agreement or change in control severance agreement with the Company, in which case such definition will apply, (i) the material misappropriation of any of the Company's funds or property; (ii) the conviction of, or the entering of a guilty plea or plea of no contest with respect to, a felony, or the equivalent thereof; (iii) commission of an act of willful damage, willful misrepresentation, willful dishonesty, or other willful conduct that can reasonably be expected to have a material adverse effect on the business, reputation, or financial situation of the Company; or (iv) gross negligence or willful misconduct in performance of a Participant's duties; provided, however, "cause" shall not exist under clause (iv), above, with respect to an act or failure to act unless (A) the Participant has been provided written notice describing in sufficient detail the acts or failure to act giving rise to the Company's assertion of such gross negligence or misconduct, (B) been provided a reasonable period to remedy any such occurrence and (C) failed to sufficiently remedy the occurrence.

"Code" means the Internal Revenue Code of 1986, as amended. Reference in the Plan to any section of the Code shall be deemed to include any amendments or successor provisions to such section and any regulations promulgated thereunder.

"Committee" means (i) the Compensation and Development Committee of the Board, composed of not less than two directors, each of whom is both a "non-employee director" (within the meaning of Rule 16b-3(b)(3) under the Exchange Act) and an "outside director" (within the meaning of Code Section 162(m)) or (ii) any other committee of the Board to whom the Board has delegated its authority under this Plan.

"Common Stock" means the common stock, without par value, of the Company, or such other class of shares or other securities as may be subject to the Plan as a result of an adjustment made pursuant to the provisions of Section Fifteen I.

"Company" means Great Plains Energy Incorporated and its successors, including any Company as provided in Section Fifteen J.

"Date of Disability" means the date on which a Participant is classified as disabled as defined in the Company's Long-Term Disability Plan.

"Date of Grant" means, unless the Committee otherwise specifies a later Date of Grant in the Committee's applicable granting resolution, the date on which an Award is granted by the Committee.

"Date of Retirement" means the date of normal retirement or early retirement as defined in the Company's pension plan.

"Deferred Compensation Plan" means the Great Plains Energy Incorporated Nonqualified Deferred Compensation Plan, as amended.

"Director" means a member of the Board, a member of the board of directors of any Subsidiary, or any honorary, advisory or emeritus director of the Company or any Subsidiary.

"Director Deferred Share Unit" means, pursuant to Section Twelve of this Plan, a Non-Employee Director's right to receive a payment following the Non-Employee Director's termination from service as a Director, in cash or Common Stock, of an amount equal to the Fair Market Value of one share of Common Stock.

"Director Equity Payment Fees" means any fees payable to a Non-Employee Director in the form of common stock of the Company for his or her service as a Director of the Company or any of its Subsidiaries.

"Director Shares" means, pursuant to Section Twelve of the Plan, shares of Common Stock issued to a Director, as payment for serving as a Director.

"Eligible Employee" means any person employed by the Company or a Subsidiary on a regularly scheduled basis during any portion of an Award Period and who satisfies all of the requirements of Section Six.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Fair Market Value" means the closing market price for the Common Stock as reported on the New York Exchange Composite Transactions for the applicable measuring date.

"Good Reason" means, without a Participant's written consent and unless otherwise defined in a Participant's employment agreement or change in control severance agreement with the Company (in which case such definition will apply), any of the following:

(1) Any material and adverse reduction or material and adverse diminution in a Participant's position (including status, offices, titles and reporting requirements), authority, duties or responsibilities held, exercised or assigned at any time during the 90-day period immediately preceding the Change in Control;

(2) Any reduction in a Participant's annual base salary as in effect immediately preceding the Change in Control or as the same may be increased from time to time; or

(3) A Participant being required by the Company to be based at any office or location that is more than 70 miles from the location where the Participant was employed immediately preceding the Change in Control.

Provided, however, notwithstanding the occurrence of any of the events set forth above in this definition, Good Reason shall not include for the purpose of this definition (1) an isolated, insubstantial and inadvertent action not taken in bad faith and which is remedied by the Company promptly after receipt of notice thereof given by the Participant, or (2) any reduction in the Participant's base annual salary or reduction in benefits received by the Participant where such reduction is in connection with a company-wide reduction in salaries or benefits.

"Incentive Stock Option" means an incentive stock option within the meaning of Section 422 of the Code.

"Limited Stock Appreciation Right" means an Award granted under Section Nine.

"Non-Employee Director" means a Director who is not employed by the Company or any Subsidiary.

"Option" or "Stock Option" means either a non-qualified stock option or an Incentive Stock Option granted under Section Eight.

"Option Period" or "Option Periods" means the period or periods during which an Option is exercisable as described in Section Eight E.

"Participant" means an Eligible Employee or Non-Employee Director who has been granted an Award under the Plan.

"Plan" means the Great Plains Energy Incorporated Long-Term Incentive Plan, as amended.

"Performance Award" means any Award that will be issued or granted, or become vested or payable, as the case may be, upon the achievement of certain performance goals (as described in Section Eleven B) to a Participant pursuant to Section Eleven.

"Performance Shares" means an Award granted under Section Ten.

"Restricted Stock" means an Award granted under Section Seven.

"Subsidiary" means any corporation of which 50% or more of its outstanding voting stock or voting power is beneficially owned, directly or indirectly, by the Company.

"Termination" means resignation or discharge from employment with the Company or any one of its Subsidiaries, except in the event of death, disability, or retirement.

SECTION THREE. EFFECTIVE DATE, DURATION AND STOCKHOLDER APPROVAL

A. Effective Date.

The Plan originally became effective on May 5, 1992 and was subsequently amended effective on May 5, 1992. This Plan is amended effective May ___, 2007 and applies only with respect to Awards granted after such date.

B. Period for Grants of Awards.

Awards may be granted until May ___, 2017.

C. Termination of the Plan.

The Plan shall continue in effect until all matters relating to the payment of Awards and administration of the Plan have been settled.

SECTION FOUR. ADMINISTRATION

A. General Powers.

The Plan shall be administered by the Committee for, and on behalf of, the Board. The Committee shall have all of the powers (other than amending or terminating this Plan as provided in Section Fifteen) respecting the Plan. All questions of interpretation and application of the Plan, or of the terms and conditions pursuant to which Awards are granted, exercised or forfeited under the provisions hereof, shall be subject to the determination of the Committee. Any such determination shall be final and binding upon all parties affected thereby.

B. Delegation.

Notwithstanding the general administrative powers discussed above, the Board may, by resolution, expressly delegate to a special committee consisting of two or more directors, who may also be officers of the Company, the authority, within specified parameters, to (i) grant Eligible Employees Awards under the Plan, and (ii) determine the number of such Awards to be received by any such participants; provided, however, that if such delegation of duties and responsibilities is to officers of the Company or to directors who are not "non-employee directors" (within the meaning of Rule 16b-3(b)(3) under the Exchange Act) and "outside directors" (within the meaning of Code Section 162(m)), such officers or directors may not grant Awards to eligible participants (a) who are subject to Section 16(a) of the Exchange Act at the time of grant, or (b) who, at the time of grant, are anticipated to become during the term of the Award, "covered employees" as defined in Section 162(m)(3) of the Code. The acts of such delegates shall be treated hereunder as acts of the Board and such delegates shall report regularly to the Board and the Compensation and Development Committee regarding the delegated duties and responsibilities and any Awards so granted.

SECTION FIVE. GRANT OF AWARDS AND LIMITATION OF NUMBER OF SHARES AWARDED

The Committee may, from time to time, grant Awards to one or more Eligible Employees or Non-Employee Directors, provided that (i) subject to any adjustment pursuant to Section Fifteen I, the aggregate number of shares of Common Stock available for Awards under this Plan may not exceed 5,000,000 shares; (ii) to the extent that an award lapses or the rights of the Participant to whom it was granted terminate, any shares of Common Stock subject to such Award shall again be available for the grant of an Award under the Plan; and (iii) shares delivered by the Company under the Plan may be authorized but unissued Common Stock, Common Stock held in the treasury of the Company or Common Stock purchased on the open market (including private purchases) in accordance with applicable securities laws. In determining the size of the Awards, the Committee shall assess the performance of the Eligible Employees against criteria to be established by the Committee, from time to time, based on the Company's performance (such as stockholder and customer related factors) and shall take into account a Participant's responsibility level, potential, cash compensation level, and the Fair Market Value of the common stock at the time of Awards, as well as such other considerations as it deems appropriate. The maximum number of shares of Common Stock with respect to which an Award or Awards may be granted to any Participant in any one taxable year of the Company shall not exceed 100,000 shares (increased, proportionately, in the event of any stock split or stock dividend with respect to the shares in accordance with Section Fifteen I).

SECTION SIX. ELIGIBILITY

Officers, other employees and Non-Employee Directors of the Company and its Subsidiaries (including officers or salaried full-time employees who are members of the Board) who, in the opinion of the Committee, make or are expected to make significant contributions to the continued growth, development, and financial success of the Company or one or more of its Subsidiaries shall be eligible to receive Awards. Subject to the provisions of the Plan, the Committee shall from time to time select from such eligible persons those to whom Awards shall be granted and determine the amount of such Awards. In no event shall the existence of this Plan create an obligation or duty of the Committee or the Company to grant an Award to any person under this Plan.

SECTION SEVEN. RESTRICTED STOCK

A. Grant of Restricted Stock.

The Committee may grant an Award of one or more Shares of Restricted Stock to any Eligible Employee or Non-Employee Director.

A Restricted Stock Award made pursuant to this Section Seven shall be in the form of shares of Common Stock, restricted as provided herein. The Restricted Stock shall be issued in the name of the Participant and shall bear a restrictive legend prohibiting sale, transfer, pledge or hypothecation of the Restricted Stock until the expiration of the restriction period.

The Committee may also impose such other restriction and conditions on the restricted stock as it deems appropriate.

Upon issuance to the Participant of Restricted Stock, the Participant shall have the right to vote the Restricted Stock.

B. Restriction Period.

At the time Restricted Stock is granted, the Committee shall establish a restriction period applicable to such Award which shall not be less than one year nor more than ten years. Each Restricted Stock Award may have a different restriction period at the discretion of the Committee and the Committee is authorized, in its sole discretion and at any time, to accelerate the time at which any or all of the restrictions on the Restricted Stock shall lapse or to remove any or all of such restrictions. Notwithstanding the above, shares of Restricted Stock may not be sold or transferred by a Participant within six months of the date on which such shares become vested except to the extent necessary to satisfy any minimum withholding tax liability resulting from the vesting of the Restricted Stock.

C. Forfeiture.

Except as otherwise determined by the Committee, upon the termination of employment of a Participant holding Restricted Stock for any reason during the period of time in which some or all of the shares are subject to restrictions, all shares of Restricted Stock held by the Participant and still subject to restriction will be forfeited by the Participant and reacquired by the Company; provided that in the event of a Participant's retirement, Disability, death, or in cases of special circumstances, the Committee may, in its discretion, waive in whole or in part any or all of the remaining restrictions with respect to the Participant's shares of Restricted Stock.

D. Payout of Award.

Upon completion of the restriction period and satisfaction of any other restrictions required by the Award, all restrictions on the Restricted Stock will expire and certificates representing the underlying shares will be issued to the Participant.

SECTION EIGHT. STOCK OPTION

A. Grant of Option.

The Committee may grant an Award of one or more Options to any Eligible Employee or Non-Employee Director.

B. Stock Option Agreement.

Each Option granted under the Plan shall be evidenced by a "Stock Option Agreement" between the Company and the Participant containing such terms and conditions as may be determined by the Committee, including, without limitations, provisions to qualify Incentive Stock Options as such under Section 422 of the Code; provided, however, that each Stock Option shall be subject to the following terms and conditions: (i) the Options are exercisable either in total or in part with a partial exercise not affecting the exercisability of the balance of the Option; (ii) every share of Common Stock purchased through the exercise of an Option shall be paid for in full at the time of the exercise; (iii) each Option shall cease to be exercisable, as to any share of Common Stock, at the earliest of (a) the Participant's purchase of the Common Stock to which the Option relates, (b) the exercise of a related Limited Stock Appreciation Right, or (c) the lapse of the Option; and (iv) Options shall not be transferable by the Participant other than by will or the laws of descent and distribution or pursuant to a domestic relations order validly issued and approved by a Court of proper jurisdiction. Non-Employee Directors shall be ineligible to receive Incentive Stock Options.

C. **Option Price.**

The Option Price per share of Common Stock shall be set by the grant, but shall not be less than 100% of the Fair Market Value at the Date of Grant.

D. **Form of Payment.**

At the time of an exercise of an Option, the Option price shall be payable in cash or in previously-owned shares of Common Stock or in a combination thereof. When Common Stock is used in full or partial payment of the Option price, it shall be valued at the Fair Market Value on the date the Option is exercised.

E. **Other Terms and Conditions.**

Each Option shall become exercisable in such manner and within such Option Period or periods not to exceed ten years from its Date of Grant, as set forth in the Stock Option Agreement.

F. **Lapse of Option.**

An Option will lapse upon the first occurrence of one of the following circumstances: (i) ten years from the Date of Grant; (ii) three months following the Participant's Date of Retirement; (iii) at the time of a Participant's Termination; (iv) at the expiration of the Option Period set by the grant; or (v) twelve months from the Date of Disability. If, however, the Participant dies within the Option Period and prior to the lapse of the Option, the Option shall lapse unless it is exercised within the Option Period or twelve months from the date of the Participant's death, whichever is earlier, by the Participant's legal representative or representatives or by the person or persons entitled to do so under the Participant's will or, if the Participant shall fail to make testamentary disposition of such Option or shall die intestate, by the person or persons entitled to receive said Option under the applicable laws of descent and distribution.

G. **Rights as a Stockholder.**

A participant or a transferee of a Participant shall have no rights as a stockholder with respect to any shares of common stock covered by an Option, until the date the Option is exercised, except as provided in Section Fifteen A.

H. **Early Disposition of Common Stock.**

If a Participant shall engage in a disqualifying disposition (as such term or successor term is then used under the Code) with respect to any shares of common stock purchased pursuant to an Incentive Stock Option (presently within one year from the date the shares were acquired or within two years from the Date of Grant of the Option), then, to provide the Company with the opportunity to claim the benefit of any income tax deduction which may be available to it under the circumstances, the Participant shall, within ten days of such disposition, notify the Company of the dates of acquisition and disposition of such shares of common stock, the number of shares so disposed and the consideration, if any, received therefore.

I. Individual Dollar Limitations.

The aggregate Fair Market Value (determined at the time of Award) of the common stock, with respect to which an Incentive Stock Option is exercisable for the first time by a Participant during any calendar year (whether under this Plan or another plan or arrangement of the Company) shall not exceed $100,000 (or such other limit as may be in effect under the Code on the date of Award).

J. No Obligation to Exercise Option.

The granting of an Option shall impose no obligation on the Participant to exercise such Option.

K. Six Month Period.

At least six months must elapse between the date the Option is acquired by the Participant and the date of disposition of the Option (other than upon exercise or conversion) or the common stock for which it is exercisable.

L No Repricing of Options Unless Repricing Subject to Stockholder Approval.

In no event may the Committee grant Options in replacement of Options previously granted under this Plan or any other compensation plan of the Company, or may the Committee amend outstanding Options (including amendments to adjust an Option price) unless such replacement or adjustment (i) is subject to and approved by the Company's stockholders or (ii) would not be deemed to be a repricing under the rules of the NYSE.

SECTION NINE. LIMITED STOCK APPRECIATION RIGHTS

A. Grant of Limited Stock Appreciation Rights.

The Committee may grant Limited Stock Appreciation Rights to any Eligible Employee or Non-Employee Director provided that the Eligible Employee or Non-Employee Director is holding an Option granted under the Plan.

Limited Stock Appreciation Rights may be granted with respect to an Option at the time of the Option grant or any time thereafter up to six months prior to the Option's expiration.

B. Exercise of Limited Stock Appreciation Rights.

Limited Stock Appreciation Rights will be automatically exercised one day after an event of Change of Control (as defined in Section Thirteen). A Limited Stock Appreciation Right cannot be exercised in any other manner. Notwithstanding the above, a Limited Stock Appreciation Right will only be exercised if the Change in Control event occurred six months after the date of the grant of the Limited Stock Appreciation Right and the Option to which it relates has not previously been exercised.

The exercise of a Limited Stock Appreciation Right will cancel any related Option and allow the holder to receive in cash an amount equal to the excess of the Fair Market Value on the date of exercise of one share of Common Stock over the Option price, multiplied by the number of shares of Common Stock covered by the related Option.

In the event of an exercise of a Limited Stock Appreciation Right, the number of shares reserved for issuance shall be reduced by the number of shares covered by the Stock Option Award.

SECTION TEN. PERFORMANCE SHARES

A. Grant of Performance Shares.

The Committee may grant an Award of one or more Performance Shares to any Eligible Employee or Non-Employee Director.

A Performance Share is the right to receive a payment from the Company with respect to such Performance Share subject to satisfaction of such terms and conditions as the Committee may determine. Performance Shares shall be credited to a Performance Share account to be maintained for each Participant. Each Performance Share shall be deemed to be equivalent of one share of Common Stock. The Award of Performance Shares under the Plan shall not entitle the participant to any interest in or to any dividend, voting, or other rights of a stockholder of the Company.

A grant of Performance Shares may be made by the Committee during the term of the Plan.

The Participant shall be entitled to receive payment for each Performance Share of an amount based on the achievement of performance measures for such Award Period as determined by the Committee. During or before the Award Period, the Committee shall have the right to establish requirements or other criteria for measuring such performance.

B. Form and Timing of Payment.

Except in the event of a Change of Control, no payment in respect of Performance Shares shall be made before the end of an Award Period or if the Participant is not or has not been at all times since the Performance Shares were granted, an employee of the Company. Any Payment to be made shall be made as soon as practicable following the end of the Award Period.

The payment to which a Participant shall be entitled at the end of an Award Period shall be a dollar amount equal to the Fair Market Value (determined as of the business day immediately preceding the date of payment) of a number of shares of Common Stock equal in number to the quotient obtained by dividing (a) the Fair Market Value of a number of shares of Common Stock equal to the original number of Performance Shares granted by (b) the original Fair Market Value of a share of Common Stock on the Date of Grant of the Performance Shares. Stock received in settlement of Performance Shares may not be disposed of within six months of the date on which the Performance Shares were granted. Payment shall normally be made in Common Stock. The Committee, however, in its sole discretion, may authorize payment in such combinations of cash and Common Stock or all in cash as it deems appropriate.

> ***<u>Examples:</u>*** *For illustration purposes only, two hypothetical examples of the application of this Section Ten B are as follows:*

If a Participant is granted 1,000 Performance Shares on March 1, 2004 when the Fair Market Value of a Share of Common Stock is $30, and on the date the Performance Shares become entitled to payment, the Fair Market Value of a Share of Common Stock is $40 per share, the Participant will be entitled to receive a payment (either in cash or Shares of Common Stock, or both) equal in value to $53,320 (or 1,333 Shares of Common Stock). Such amount determined as follows:

- *1,000 Performance Shares (original grant) multiplied by $40 (current FMV) = $40,000.*

- *$40,000 divided by $30 (the FMV of a Share of Common Stock on Date of Grant) = 1,333 shares.*

- *1,333 shares multiplied by $40 per share = $53,320.*

If, on the other hand, a Participant is granted 1,000 Performance Shares on March 1, 2004 when the Fair Market Value of a Share of Common Stock is $30, and on the date the Performance Shares become entitled to payment, the Fair Market Value of a Share of Common Stock is $20 per share, the Participant will be entitled to receive a payment (either in cash or Shares of Common Stock) equal in value to $13,333.32 (or 666.666 Shares of Common Stock). Such amount being determined as follows:

- *1,000 Performance Shares (original grant) multiplied by $20 (current FMV) = $20,000.*

- *$20,000 divided by $30 (the FMV of a Share of Common Stock on Date of Grant) = 666.666 shares.*

- *666.666 shares multiplied by $20 per share = $13,333.32.*

C. **Forfeiture.**

Except as otherwise determined by the Committee, upon the termination of employment of a Participant holding Performance Shares for any reason before some or all of the Performance Shares have been paid, all Performance Shares which are not otherwise eligible to be paid will be forfeited by the Participant; provided that in the event of a Participant's retirement, Disability, death, or in cases of special circumstances, the Committee may, in its discretion, either accelerate payment on some or all of the Performance Shares or provide that the payout of any Performance Shares will be prorated for service during the Award Period and paid at the end of the Award Period.

D. **Dividend Equivalents**

The Committee may provide in an Award agreement that, as of the date any dividend is paid to holders of shares of Common Stock, one of more Performance Share shall also be credited with a hypothetical cash credit equal to the per share dividend paid on a share of Common Stock. Unless otherwise provided in an Award agreement, if the Award agreement provides for the payment of dividend equivalents, such dividend equivalents will be equal to the dividends paid during the entire Award Period for which the Performance Shares relate and not just that period of time after the Performance Shares were granted. At the end of an Award Period and provided the Performance Shares have not been forfeited in accordance with the terms of this Plan, the Participant shall be paid, in a lump sum cash payment, the aggregate amount of such hypothetical dividend equivalents.

SECTION ELEVEN. PERFORMANCE AWARDS; SECTION 162(M) PROVISIONS.

A. Terms of Performance Awards.

The Committee may grant one or more Performance Awards to any Eligible Employee or Non-Employee Director.

Except as provided in Section Thirteen, Performance Awards will be issued or granted, or become vested or payable, only after the end of the relevant Award Period. The performance goals to be achieved for each Award Period and the amount of the Award to be distributed upon satisfaction of those performance goals shall be conclusively determined by the Committee. When the Committee determines whether a performance goal has been satisfied for any Award Period, the Committee, where the Committee deems appropriate, may make such determination using calculations which alternatively include and exclude one, or more than one, "extraordinary items" as determined under U.S. generally accepted accounting principles ("GAAP"), and the Committee may determine whether a performance goal has been satisfied for any Award Period taking into account the alternative which the Committee deems appropriate under the circumstances. The Committee also may establish performance goals that are determined using GAAP or other non-GAAP financial measures and may exclude or take into account mark-to-market gains and losses on energy contracts, any unusual or non-recurring items, including the charges or costs associated with restructurings of the Company, discontinued operations, and the cumulative effects of accounting changes and, further, may take into account any unusual or non-recurring events affecting the Company, changes in applicable tax laws or accounting principles or such other items and factors as the Committee may determine reasonable and appropriate under the circumstances (including any factors that could result in the Company's paying non-deductible compensation to an Employee or Non-Employee Director).

B. Performance Goals.

If an Award is subject to this Section Eleven, then the lapsing of restrictions thereon, or the vesting thereof, and the distribution of cash, shares of Common Stock or other property pursuant thereto, as applicable, shall be subject to the achievement of one or more objective performance goals established by the Committee, which shall be based on the attainment of one or any combination of the following metrics (which may be calculated on a GAAP or non-GAAP basis), and which may be established on an absolute or relative basis for the Company as a whole or any of its subsidiaries, operating divisions or other operating units:

1. Earnings measures (either in the aggregate or on a per-share basis);

2. Growth or rate of growth in earnings measures (either in the aggregate or on a per-share basis);

3. Net income or loss (either in the aggregate or on a per-share basis);

4. Cash flow provided by operations (either in the aggregate or on a per-share basis);

5. Growth or rate of growth in cash flow (either in the aggregate or on a per-share basis);

6. Cash flow measures (either in the aggregate on a per-share basis);

7. Reductions in expense levels, determined either on a Company-wide basis or in respect of any one or more subsidiaries or business units;

8. Operating and maintenance cost management and employee productivity;

9. Stockholder returns (including return on assets, investments, equity, or gross sales);

10. Return measures (including return on assets, equity, or sales);

11. Growth or rate of growth in return measures (including return on assets, equity, or sales);

12. Share price (including attainment of a specified per-share price during the Award Period; growth measures and total stockholder return or attainment by the shares of common stock of a specified price for a specified period of time);

13. Strategic business criteria, consisting of one or more objectives based on meeting specified revenue, market share, market penetration, geographic business expansion goals, objectively identified project milestones, production volume levels, cost targets, and goals relating to acquisitions or divestitures;

14. Achievement of business or operational goals such as market share and/or business development; and/or

15. Achievement of credit ratings or certain credit quality levels;

provided that applicable performance goals may be applied on a pre- or post-tax basis; and provided further that the Committee may, when the applicable performance goals are established, provide that the formula for such goals may include or exclude items to measure specific objectives, including but not limited to losses from discontinued operations, extraordinary gains or losses, the cumulative effect of accounting changes, acquisitions or divestitures, foreign exchange impacts, mark-to-market gains and losses from energy contracts, and any unusual, nonrecurring gain or loss. In addition to the foregoing performance goals, the performance goals shall also include any performance goals which are set forth in a Company bonus or incentive plan, if any, which has been approved by the Company's stockholders, which are incorporated herein by reference. Such performance goals shall be set by the Committee within the time period prescribed by, and shall otherwise comply with the requirements of, Code Section 162(m).

C. Adjustments.

Except as provided in Section Fifteen I and Section Thirteen or as provided for in the immediately following sentence, with respect to any Award that is subject to this Section Eleven, the Committee may not adjust upwards the amount payable pursuant to such Award, nor may it waive the achievement of the applicable performance goals except in the case of the death or Disability of the Participant. The Committee may, at the time it initially establishes one or more performance goals, provide that the amount payable upon achievement of such performance goal may be increased in the discretion of the Committee or that the achievement of the applicable performance goals may be waived. If the Committee does not specifically provide for such flexibility at the time it establishes a performance goal, the Committee will not be permitted to adjust upwards the amount payable pursuant to the Award nor waive the achievement of the applicable performance goal except in the case of the death or Disability of the Participant.

D. Other Restrictions.

The Committee shall have the power to impose such other restrictions on Awards subject to this Section Eleven as it may deem necessary or appropriate to insure that such Awards satisfy all requirements for "performance-based compensation" within the meaning of Code Section 162(m)(4)(B).

E. Section 162(m) Limitations.

Notwithstanding any other provision of this Plan, if the Committee determines at the time any Award is granted to a Participant that such Participant is, or is likely to be at the time he or she recognizes income for federal income tax purposes in connection with such Award, a "Covered Employee," then the Committee may provide that this Section Eleven is applicable to such Award.

SECTION TWELVE. DIRECTOR SHARES and DIRECTOR DEFERRED SHARE UNITS

A. Election to Receive Award of Director Shares or Director Deferred Share Units.

Each Non-Employee Director may elect to have his/her Director Equity Payment Fees (i) paid on a current basis in the form of Director Shares, or, pursuant to this Section Twelve, on a deferred basis. Any election to have Director Equity Payment Fees converted into Director Deferred Share Units and paid on a deferred basis shall be made in accordance with Section Twelve B below. In the absence of any election made by a Non-Employee Director, all Director's Equity Payment Fees will be paid on a current basis though the issuance of Director Shares.

B. Timing of Election to Convert Director Equity Payment Fees.

Each Non-Employee Director that desires to convert all or a portion of his or her Director Equity Payment Fees into Director Deferred Share Units shall make such conversion election on the Director's Deferred Equity Payment Election Form (the "Election Form") and file such Election Form with the Plan Administrator before the first day of the calendar year in which services related to the Director Equity Payment Fees to be converted are to be performed. Any Election

Form delivered by a Non-Employee Director shall be irrevocable with respect to any Director Equity Payment Fees covered by the elections set forth therein. Such Election Form shall remain in effect for subsequent calendar years until a written notice to revise the Election Form is delivered to the Plan Administrator before the first day of the calendar year in which the services related to the Director Equity Payment Fees subject to the revision are performed. As of each December 31, the election becomes irrevocable with respect to Director Equity Payment Fees payable with respect to services performed in the immediately following calendar year.

Notwithstanding the preceding paragraph, an election made by an individual in the calendar year in which he or she first becomes a Non-Employee Director may be made pursuant to an Election Form delivered to the Company within thirty (30) days after the date on which he or she becomes a Non-Employee Director and shall be effective with respect to Director Equity Payment Fees earned from and after the date such Election Form is delivered to the Company.

C. Director Equity Payment Fees Conversion Into Director Deferred Share Units.

Any Director Equity Payment Fees that are to be converted into Director Deferred Share Units shall be so converted on each day the Director Equity Payment Fees would otherwise have been payable to the Director. The number of Director Deferred Share Units to be granted to a Non-Employee Director shall be equal to the number of shares of Common Stock that otherwise would have been payable on such day to the Director.

D. Director Deferred Share Units Account.

The Company will create and maintain on its books a Director Deferred Share Unit Account for each Non-Employee Director who has made an election to convert Director Equity Payment Fees into Director Deferred Share Units. The Company will credit to such account the number of Director Deferred Share Units earned pursuant to the Non-Employee's Director's conversion election.

E. Dividends.

As of the date any dividend is paid to holders of shares of Common Stock, each Director Deferred Share Unit Account, regardless of whether the Non-Employee Director is then a Director, will be credited with additional Director Deferred Share Units equal to the number of shares of the Common Stock that could have been purchased with the amount which would have been paid as dividends on a number of shares (including fractions of a share to three decimals) of the Common Stock equal to the number of Director Deferred Share Units credited to such Director Deferred Share Unit Account as of the record date applicable to such dividend. The number of additional Director Deferred Share Units to be credited will be calculated to three decimals by dividing the amount which would have been paid as dividends by the Fair Market Value of one share of Common Stock as of the applicable dividend payment date. In the case of dividends paid in property other than cash, the amount of the dividend shall be deemed to be the fair market value of the property at the time of the payment of the dividend, as determined in good faith by the Committee.

F. Distribution of Director Deferred Share Units.

On the January 31st next following the date the Non-Employee Director's service on the Board terminates for any reason, all of a Non-Employee Director's Director Deferred Share Units credited to the Non-Employee's Director Deferred Share Unit Account shall be converted into an equal amount of shares of Common Stock and all whole shares of Common Stock shall be distributed, in kind, to the Non-Employee Director, or to his beneficiaries in the event of his death, in a single lump sum. Any fractional Deferred Share Unit shall be paid in cash, calculated by multiplying the fractional Deferred Share Unit by the Fair Market Value of the Common Stock as of the business day immediately preceding the date of distribution.

G. Director Deferred Share Unit Status.

Except for purposes of the Company's Director Stock Ownership guidelines, Director Deferred Share Units are not, and do not constitute, shares of Common Stock, and no right as holder of shares of Common Stock devolves upon a Non-Employee Director by reason of having Director Share Units credited to his or her account.

SECTION THIRTEEN. CHANGE IN CONTROL

In the event that, within the period commencing on a Change in Control (as defined below) of the Company and ending on the second anniversary of the Change in Control, and except as the Committee may expressly provide otherwise, a Participant's employment with the Company or one of its affiliates is terminated other than for Cause, or the Participant voluntarily resigns for Good Reason, then (i) all Stock Options then outstanding shall become fully exercisable unless Limited Stock Appreciation Rights were granted in connection with the Stock Options which in such event the Limited Stock Appreciation Rights will be automatically exercised as provided for in Section Nine herein; (ii) all restrictions (other than restrictions imposed by law) and conditions of all Restricted Stock Awards then outstanding shall be deemed satisfied as of the date of the Participant's termination of employment; and (iii) all Performance Share Awards shall be deemed to have been fully earned as of the date of the Participant's termination of employment, subject to the limitation that any Award which has been outstanding less than six months on the date of the Participant's termination of employment shall not be afforded such treatment. Notwithstanding the above paragraph, if a Participant is a "specified employee," as defined in Code section 409A(a)(1)(B)(i) and the payment of any Performance Share Awards would be required under Code section 409A to be delayed for a minimum of six months following the Participant's termination of employment, the payment of any Performance Share Awards shall be so delayed.

For purposes of this Plan, a "Change in Control" means the occurrence of one of the following events, whether in a single transaction or a series of related transactions:

1. any Person (as such term is defined in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the Beneficial Owner (as such term is defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such Person any securities acquired directly from the Company or its affiliates other than in connection with the acquisition by the Company or its affiliates of a business) representing 35% or more of either the then outstanding shares of common stock of the Company or the combined voting power of the Company's then outstanding securities; or

2. the following individuals cease for any reason to constitute a majority of the number of directors then serving: individuals who, on the date hereof, constitute the Board and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of directors of the Company, as such terms are used in Rule 14a-11 of Regulation 14A under the Exchange Act) whose appointment or election by the Board or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors on the date hereof or whose appointment, election or nomination for election was previously so approved; or

3. the consummation of a merger, consolidation, reorganization or similar corporate transaction of the Company, whether or not the Company is the surviving corporation in such transaction, other than (A) a merger, consolidation, or reorganization that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof), in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of the Company, at least 60% of the combined voting power of the voting securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger, consolidation or reorganization, or (B) a merger, consolidation or reorganization effected to implement a recapitalization of the Company (or similar transaction) in which no Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities Beneficially Owned by such Person any securities acquired directly from the Company or its affiliates other than in connection with the acquisition by the Company or its affiliates of a business) representing 20% or more of either the then outstanding shares of common stock of the Company or the combined voting power of the Company's then outstanding securities; or

4. the occurrence of, or the stockholders of the Company approve a Plan of, a complete liquidation or dissolution of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets, other than a sale or disposition of all or substantially all of the Company's assets to an entity, at least 60% of the combined voting power of the voting securities of which are owned by Persons in substantially the same proportions as their ownership of the Company immediately prior to such sale.

Notwithstanding the foregoing, no "Change in Control" shall be deemed to have occurred if there is consummated any transaction or series of integrated transactions immediately following which the record holders of the common stock of the Company immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns all or substantially all of the assets of the Company immediately following such transaction or series of transactions.

SECTION FOURTEEN. AMENDMENT OF PLAN

The Board may at any time and from time to time alter, amend, suspend or terminate the Plan in whole or in part, except (i) no such action may be taken without shareholder approval which increases the benefits accruing to Participants pursuant to the Plan, increases the number of shares of Common Stock which may be issued pursuant to the Plan (except as provided in Section Fifteen I), extends the period for granting Options under the Plan, modifies the requirements as to eligibility for participation in the Plan, or requires shareholder approval under any law or regulation in effect at the time such amendment is proposed for adoption; (ii) no such action may be taken without the consent of the Participant to whom any Award shall theretofore have been granted, which adversely affects the rights of such Participant concerning such Award, except as such termination or amendment of the Plan is required by statute, or rules and regulations promulgated thereunder; and (iii) no such action may be taken if the proposed amendment must be in the discretion of the Committee to comply with the disinterested administration requirements of Rule 16b-3 under the Exchange Act.

SECTION FIFTEEN. MISCELLANEOUS PROVISIONS

A. Dividends.

The recipient of an Award may, if so determined by the Committee, be entitled to receive, currently or on a deferred basis, dividends or their equivalents, with respect to the number of shares of Common Stock covered by the Award and subject to the terms and conditions of the Plan and any applicable Award agreement.

B. Nontransferability.

No benefit provided under this Plan shall be subject to alienation or assignment by a Participant (or by any person entitled to such benefit pursuant to the terms of this Plan), nor shall it be subject to attachment or other legal process of whatever nature. Any attempted alienation, assignment or attachment shall be void and of no effect whatsoever. Notwithstanding the above, Stock Options and Limited Stock Appreciation Rights may be transferred as provided in any Stock Option Agreement.

Payment shall be made only into the hands of the Participant entitled to receive the same or into the hands of the Participant's authorized legal representative. Deposit of any sum in any financial institution to the credit of any Participant (or of a person entitled to such sum pursuant to the terms of this Plan) shall constitute payment into the hands of that Participant (or such person).

C. No Employment Right.

Neither this Plan nor any action taken hereunder shall be construed as giving any right to be retained as an officer or employee of the Company or any of its Subsidiaries.

D. Tax Withholding.

The Company shall be authorized to withhold under the Plan the amount of withholding taxes due in respect of an Award or payment hereunder and to take such other actions as may be necessary in the opinion of the Company to satisfy all obligations for the payment of taxes. Such withholding may be deducted in cash from the value of any Award.

E. Fractional Shares.

Any fractional shares shall be eliminated at the time of payment or payout by rounding down for fractions of less than one-half and rounding up for fractions equal to or more than one-half. No cash settlements shall be made with respect to fractional shares eliminated by rounding.

F. Government and Other Regulations.

The obligation of the Company to make payment of Awards in common stock or otherwise shall be subject to all applicable laws, rules, and regulations, and to such approvals by any government agencies as may be required. Except as required by law, the Company shall be under no obligation to register under the Securities Act of 1933, as amended ("Act"), any of the shares of common stock issued, delivered or paid in settlement under the Plan. If common stock granted under the Plan may in certain circumstances be exempt from registration under the Act, the Company may restrict its transfer in such manner as it deems advisable to ensure such exempt status.

G. Indemnification.

Each person who is or at any time serves as a member of the Committee shall be indemnified and held harmless by the Company against and from (i) any loss, cost liability, or expenses that may be imposed upon or reasonably incurred by such person in connection with or resulting from any claim, action, suit, or proceeding to which such person may be a party or in which such person may be involved by reason of any action or failure to act under the Plan; and (ii) any and all amounts paid by such person in satisfaction of judgment in any such action, suit or proceeding relating to the Plan. Each person covered by this indemnification shall give the Company an opportunity, at its own expense, to handle and defend the same before such person undertakes to handle and defend it on such person's own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Restated Articles of Consolidation or By-Laws of the Company or any of its Subsidiaries, as a matter of law, or otherwise, or any power that the Company may have to indemnify such person or hold such person harmless.

H. Reliance on Reports.

Each member of the Committee shall be fully justified in relying or acting in good faith upon any report made by the independent public accountants of the Company and its Subsidiaries and upon any other information furnished in connection with the Plan. In no event shall any person who is or shall have been a member of the Committee be liable for any determination made or other action taken or any omission to act in reliance upon any such report or information or for any action taken, including the furnishing of information, or failure to act, if in good faith.

I. Changes in Capital Structure.

If, without the receipt of consideration therefore by the Company, the Company shall at any time increase or decrease the number of its outstanding shares of Common Stock or change in any way the rights and privileges of such Common Stock such as, but not limited to, the payment of a stock dividend or any other distribution upon such Common Stock payable in Stock, or through a stock split, subdivision, consolidation, combination, reclassification or recapitalization involving the Common Stock, such that any adjustment is determined by the Committee to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then in relation to the Stock that is affected by one or more of the above events, the numbers, rights and privileges of (i) the shares of Common Stock as to which Awards may be granted under the Plan, and (ii) the shares of Common Stock then included in each outstanding Award granted hereunder, shall be increased, decreased or changed in like manner as if they had been issued and outstanding, fully paid and non assessable at the time of such occurrence.

If any adjustment or substitution provided for in this Section Fifteen I shall result in the creation of a fractional share of Common Stock under any Award, such fractional share shall be rounded to the nearest whole share and fractional shares shall not be issued.

In the case of any such substitution or adjustment affecting an Option or a Limited Stock Appreciation Right, such substitution or adjustments shall be made in a manner that is in accordance with the substitution and assumption rules set forth in Treasury Regulations 1.424-1 and the applicable guidance relating to Code Section 409A.

J. Company Successors.

In the event the Company becomes party to a merger, consolidation, sale of substantially all of its assets or any other corporate reorganization in which the Company will not be the surviving corporation or in which the holders of the common stock will receive securities of another corporation, then such Company shall assume the rights and obligations of the Company under this Plan.

K. Governing Law.

All matters relating to the Plan or to Awards granted hereunder shall be governed by the laws of the State of Missouri, without regard to the principles of conflict of laws.

L. Code Section 409A.

This Plan is intended to meet the requirements of Section 409A of the Code and may be administered in a manner that is intended to meet those requirements and will be construed and interpreted in accordance with such intent. All payments hereunder are subject to Section 409A of the Code and will be paid in a manner that will meet the requirements of Section 409A of the Code, including regulations or other guidance issued with respect thereto, such that the payment will not be subject to the excise tax applicable under Section 409A of the Code. Any provision of this Plan that would cause the payment to fail to satisfy Section 409A of the Code will be amended (in a manner that as closely as practicable achieves the original intent of this Plan) to comply with Section 409A of the Code on a timely basis, which may be made on a retroactive basis, in accordance with regulations and other guidance issued under Section 409A of the Code.

M. Relationship to Other Benefits.

No payment under the Plan shall be taken into account in determining any benefits under any pension, retirement, profit sharing or group insurance plan of the Company or any Subsidiary, except as may be required by Federal law and regulation or to meet other applicable legal requirements.

N. Expenses.

The expenses of the Plan shall be borne by the Company and its Subsidiaries if appropriate.

O. Titles and Headings.

The titles and headings of the sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2006**

or

[ ] TRANSITION REPORT PURSUANT SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______to_______

Commission File Number	Exact name of registrant as specified in charter, state of incorporation, address of principal executive offices and telephone number	I.R.S. Employer Identification Number
001-32206	**GREAT PLAINS ENERGY INCORPORATED** (A Missouri Corporation) 1201 Walnut Street Kansas City, Missouri 64106 (816) 556-2200 www.greatplainsenergy.com	43-1916803
000-51873	**KANSAS CITY POWER & LIGHT COMPANY** (A Missouri Corporation) 1201 Walnut Street Kansas City, Missouri 64106 (816) 556-2200 www.kcpl.com	44-0308720

Each of the following classes or series of securities registered pursuant to Section 12(b) of the Act is registered on the New York Stock Exchange:

Registrant	Title of each class	
Great Plains Energy Incorporated	Cumulative Preferred Stock par value $100 per share	3.80%
	Cumulative Preferred Stock par value $100 per share	4.50%
	Cumulative Preferred Stock par value $100 per share	4.35%
	Common Stock without par value	
	Income PRIDES[SM] (to February 16, 2007)	

Securities registered pursuant to Section 12(g) of the Act: Kansas City Power & Light Company Common Stock without par value.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Great Plains Energy Incorporated Yes X No _ Kansas City Power & Light Company Yes _ No X

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Great Plains Energy Incorporated Yes _ No X Kansas City Power & Light Company Yes _ No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Great Plains Energy Incorporated Yes _ No X Kansas City Power & Light Company Yes _ No X

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to the Form 10-K.
Great Plains Energy Incorporated X Kansas City Power & Light Company X

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Great Plains Energy Incorporated	Large accelerated filer X	Accelerated filer _	Non-accelerated filer _
Kansas City Power & Light Company	Large accelerated filer _	Accelerated filer _	Non-accelerated filer X

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Great Plains Energy Incorporated Yes _ No X Kansas City Power & Light Company Yes _ No X

The aggregate market value of the voting and non-voting common equity held by non-affiliates of Great Plains Energy Incorporated (based on the closing price of its common stock on the New York Stock Exchange on June 30, 2006) was approximately $2,234,971,993 All of the common equity of Kansas City Power & Light Company is held by Great Plains Energy Incorporated, an affiliate of Kansas City Power & Light Company.

On February 21, 2007, Great Plains Energy Incorporated had 85,925,671 shares of common stock outstanding. The aggregate market value of the common stock held by non-affiliates of Great Plains Energy Incorporated (based upon the closing price of its common stock on the New York Stock Exchange on February 21, 2007) was approximately $2,735,366,235. On February 21, 2007, Kansas City Power & Light Company had one share of common stock outstanding and held by Great Plains Energy Incorporated.

Kansas City Power & Light Company meets the conditions set forth in General Instruction (I)(1)(a) and (b) of Form 10-K and is therefore filing this Form 10-K with the reduced disclosure format.

Documents Incorporated by Reference

Portions of the 2007 Proxy Statement of **Great Plains Energy Incorporated** to be filed with the Securities and Exchange Commission are incorporated by reference in Part III of this report.

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TABLE OF CONTENTS

This combined annual report on Form 10-K is being filed by Great Plains Energy Incorporated (Great Plains Energy) and Kansas City Power & Light Company (KCP&L). KCP&L is a wholly owned subsidiary of Great Plains Energy and represents a significant portion of its assets, liabilities, revenues, expenses and operations. Thus, all information contained in this report relates to, and is filed by, Great Plains Energy. Information that is specifically identified in this report as relating solely to Great Plains Energy, such as its financial statements and all information relating to Great Plains Energy's other operations, businesses and subsidiaries, including Strategic Energy, L.L.C. (Strategic Energy), does not relate to, and is not filed by, KCP&L. KCP&L makes no representation as to that information. Neither Great Plains Energy or Strategic Energy have any obligation in respect of KCP&L's debt securities and holders of such securities should not consider Great Plains Energy's or Strategic Energy's financial resources or results of operations in making a decision with respect to KCP&L's debt securities.

CAUTIONARY STATEMENTS REGARDING CERTAIN FORWARD-LOOKING INFORMATION
Statements made in this report that are not based on historical facts are forward-looking, may involve risks and uncertainties, and are intended to be as of the date when made. Forward-looking statements include, but are not limited to, statements regarding projected delivered volumes and margins, the outcome of regulatory proceedings, cost estimates of the comprehensive energy plan and other matters affecting future operations. In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the registrants are providing a number of important factors that could cause actual results to differ materially from the provided forward-looking information. These important factors include: future economic conditions in the regional, national and international markets, including but not limited to regional and national wholesale electricity markets; market perception of the energy industry, Great Plains Energy and KCP&L; changes in business strategy, operations or development plans; effects of current or proposed state and federal legislative and regulatory actions or developments, including, but not limited to, deregulation, re-regulation and restructuring of the electric utility industry; decisions of regulators regarding rates KCP&L can charge for electricity; adverse changes in applicable laws, regulations, rules, principles or practices governing tax, accounting and environmental matters including, but not limited to, air and water quality; financial market conditions and performance including, but not limited to, changes in interest rates and in availability and cost of capital and the effects on pension plan assets and costs; credit ratings; inflation rates; effectiveness of risk management policies and procedures and the ability of counterparties to satisfy their contractual commitments; impact of terrorist acts; increased competition including, but not limited to, retail choice in the electric utility industry and the entry of new competitors; ability to carry out marketing and sales plans; weather conditions including weather-related damage; cost, availability, quality and deliverability of fuel; ability to achieve generation planning goals and the occurrence and duration of unplanned generation outages; delays in the anticipated in-service dates and cost increases of additional generating capacity; nuclear operations; ability to enter new markets successfully and capitalize on growth opportunities in non-regulated businesses and the effects of competition; application of critical accounting policies, including, but not limited to, those related to derivatives and pension liabilities; workforce risks including compensation and benefits costs; performance of projects undertaken by non-regulated businesses and the success of efforts to invest in and develop new opportunities; the ability to successfully complete merger, acquisition or divestiture plans (including the acquisition of Aquila, Inc., and the sale of assets to Black Hills Corporation) and other risks and uncertainties.

This list of factors is not all-inclusive because it is not possible to predict all factors. Item 1A. Risk Factors included in this report should be carefully read for further understanding of potential risks to the companies. Other sections of this report and other periodic reports filed by the companies with the Securities and Exchange Commission (SEC) should also be read for more information regarding risk factors. Great Plains Energy and KCP&L undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

GLOSSARY OF TERMS

The following is a glossary of frequently used abbreviations or acronyms that are found throughout this report.

Abbreviation or Acronym	Definition
ARO	Asset Retirement Obligation
BART	Best available retrofit technology
CAIR	Clean Air Interstate Rule
CAMR	Clean Air Mercury Rule
Clean Air Act	Clean Air Act Amendments of 1990
CO_2	Carbon Dioxide
Company	Great Plains Energy Incorporated and its subsidiaries
Consolidated KCP&L	KCP&L and its wholly owned subsidiaries
Digital Teleport	Digital Teleport, Inc.
DOE	Department of Energy
EBITDA	Earnings before interest, income taxes, depreciation and amortization
ECA	Energy Cost Adjustment
EEI	Edison Electric Institute
EIRR	Environmental Improvement Revenue Refunding
EPA	Environmental Protection Agency
EPS	Earnings per common share
ERISA	Employee Retirement Income Security Act of 1974
FASB	Financial Accounting Standards Board
FELINE PRIDES[SM]	Flexible Equity Linked Preferred Increased Dividend Equity Securities, a service mark of Merrill Lynch & Co., Inc.
FERC	The Federal Energy Regulatory Commission
FIN	Financial Accounting Standards Board Interpretation
FSS	Forward Starting Swaps
GAAP	Generally Accepted Accounting Principles
GPP	Great Plains Power Incorporated
Great Plains Energy	Great Plains Energy Incorporated and its subsidiaries
Holdings	DTI Holdings, Inc.
HSS	Home Service Solutions Inc., a wholly owned subsidiary of KCP&L
IEC	Innovative Energy Consultants Inc., a wholly owned subsidiary of Great Plains Energy
ISO	Independent System Operator
KCC	The State Corporation Commission of the State of Kansas
KCP&L	Kansas City Power & Light Company, a wholly owned subsidiary of Great Plains Energy
KLT Gas	KLT Gas Inc., a wholly owned subsidiary of KLT Inc.
KLT Gas portfolio	KLT Gas natural gas properties
KLT Inc.	KLT Inc., a wholly owned subsidiary of Great Plains Energy
KLT Investments	KLT Investments Inc., a wholly owned subsidiary of KLT Inc.
KLT Telecom	KLT Telecom Inc., a wholly owned subsidiary of KLT Inc.
KW	Kilowatt
kWh	Kilowatt hour
MAC	Material Adverse Change
MD&A	Management's Discussion and Analysis of Financial Condition and Results of Operations

Abbreviation or Acronym	Definition
MISO	Midwest Independent Transmission System Operator, Inc.
MPSC	Public Service Commission of the State of Missouri
MW	Megawatt
MWh	Megawatt hour
NEIL	Nuclear Electric Insurance Limited
NO_x	Nitrogen Oxide
NPNS	Normal Purchases and Normal Sales
NRC	Nuclear Regulatory Commission
OCI	Other Comprehensive Income
PJM	PJM Interconnection, LLC
PRB	Powder River Basin
PURPA	Public Utility Regulatory Policy Act
Receivables Company	Kansas City Power & Light Receivables Company, a wholly owned subsidiary of KCP&L
RTO	Regional Transmission Organization
SEC	Securities and Exchange Commission
SECA	Seams Elimination Charge Adjustment
SE Holdings	SE Holdings, L.L.C.
Services	Great Plains Energy Services Incorporated
SIP	State Implementation Plan
SFAS	Statement of Financial Accounting Standards
SO_2	Sulfur Dioxide
SPP	Southwest Power Pool, Inc.
Strategic Energy	Strategic Energy, L.L.C., a subsidiary of KLT Energy Services
T - Lock	Treasury Lock
Union Pacific	Union Pacific Railroad Company
WCNOC	Wolf Creek Nuclear Operating Corporation
Wolf Creek	Wolf Creek Generating Station
Worry Free	Worry Free Service, Inc., a wholly owned subsidiary of HSS

PART I

ITEM 1. BUSINESS

General
Great Plains Energy Incorporated and Kansas City Power & Light Company are separate registrants filing this combined annual report. The terms "Great Plains Energy," "Company," "KCP&L" and "consolidated KCP&L" are used throughout this report. "Great Plains Energy" and the "Company" refer to Great Plains Energy Incorporated and its consolidated subsidiaries, unless otherwise indicated. "KCP&L" refers to Kansas City Power & Light Company, and "consolidated KCP&L" refers to KCP&L and its consolidated subsidiaries.

Information in other Items of this report as to which reference is made in this Item 1. is hereby incorporated by reference in this Item 1. The use of terms such as see or refer to shall be deemed to incorporate into this Item 1. the information to which such reference is made.

GREAT PLAINS ENERGY
Great Plains Energy, a Missouri corporation incorporated in 2001 and headquartered in Kansas City, Missouri, is a public utility holding company and does not own or operate any significant assets other than the stock of its subsidiaries. Great Plains Energy has four direct subsidiaries with operations or active subsidiaries:

- KCP&L is described below.
- KLT Inc. is an intermediate holding company that primarily holds indirect interests in Strategic Energy, L.L.C. (Strategic Energy), which provides competitive retail electricity supply services in several electricity markets offering retail choice, and holds investments in affordable housing limited partnerships. KLT Inc. also wholly owns KLT Gas Inc. (KLT Gas), which has no active operations.
- Innovative Energy Consultants Inc. (IEC) is an intermediate holding company that holds an indirect interest in Strategic Energy. IEC does not own or operate any assets other than its indirect interest in Strategic Energy. When combined with KLT Inc.'s indirect interest in Strategic Energy, the Company indirectly owns 100% of Strategic Energy.
- Great Plains Energy Services Incorporated (Services) provides services at cost to Great Plains Energy and its subsidiaries, including consolidated KCP&L.

CONSOLIDATED KCP&L
KCP&L, a Missouri corporation incorporated in 1922, is an integrated, regulated electric utility, which provides electricity to customers primarily in the states of Missouri and Kansas. KCP&L has two wholly owned subsidiaries, Kansas City Power & Light Receivables Company (Receivables Company) and Home Service Solutions Inc. (HSS). HSS has no active operations.

Business Segments of Great Plains Energy and KCP&L
Consolidated KCP&L's sole reportable business segment is KCP&L. Great Plains Energy, through its direct and indirect subsidiaries, has two reportable business segments: KCP&L and Strategic Energy.

For information regarding the revenues, income and assets attributable to the Company's reportable business segments, see Note 17 to the consolidated financial statements. Comparative financial information and discussion regarding the Company's and KCP&L's reportable business segments can be found in Item 7. MD&A.

KCP&L
KCP&L, headquartered in Kansas City, Missouri, is an integrated, regulated electric utility that engages in the generation, transmission, distribution and sale of electricity. KCP&L serves over 505,000 customers located in all or portions of 24 counties in western Missouri and eastern Kansas. Customers include approximately 446,000 residences, over 57,000 commercial firms, and approximately 2,200 industrials, municipalities and other electric utilities. KCP&L's retail revenues averaged approximately 81% of its total operating revenues over the last three years. Wholesale firm power, bulk power sales and miscellaneous electric revenues accounted for the remainder of utility revenues. KCP&L is significantly impacted by seasonality with approximately one-third of its retail revenues recorded in the third quarter. KCP&L's total electric revenues averaged approximately 43% of Great Plains Energy's revenues over the last three years. KCP&L's net income accounted for approximately 119%, 88% and 87% of Great Plains Energy's income from continuing operations in 2006, 2005 and 2004, respectively.

Regulation
KCP&L is regulated by the Public Service Commission of the State of Missouri (MPSC) and The State Corporation Commission of the State of Kansas (KCC) with respect to retail rates, certain accounting matters, standards of service and, in certain cases, the issuance of securities, certification of facilities and service territories. KCP&L is classified as a public utility under the Federal Power Act and accordingly, is subject to regulation by the Federal Energy Regulatory Commission (FERC). By virtue of its 47% ownership interest in Wolf Creek Generating Station (Wolf Creek), KCP&L is subject to regulation by the Nuclear Regulatory Commission (NRC), with respect to licensing, operations and safety-related requirements.

Missouri and Kansas jurisdictional retail revenues averaged 57% and 43%, respectively, of KCP&L's total retail revenue over the last three years. See Item 7. MD&A, Critical Accounting Policies section and Note 6 to the consolidated financial statements for additional information concerning regulatory matters.

Missouri and Kansas Rate Case Filings
In December 2006, KCP&L received orders from the MPSC and the KCC regarding its rate cases filed in February 2006. For information on these rate cases, see Note 6 to the consolidated financial statements. In February 2007, KCP&L filed a request with the MPSC for an annual rate increase of approximately $45 million. KCP&L is required to file a rate request with KCC on March 1, 2007.

Southwest Power Pool Regional Transmission Organization
In 2006, KCP&L received approval from both the MPSC and KCC to participate in the Southwest Power Pool, Inc. (SPP) Regional Transmission Organization (RTO). See Note 6 to the consolidated financial statements for further information.

Competition
Missouri and Kansas continue on the fully integrated utility model and no legislation authorizing retail choice has been introduced in Missouri or Kansas for several years. As a result, KCP&L does not compete with others to supply and deliver electricity in its franchised service territory, although other sources of energy can provide alternatives to KCP&L's customers. If Missouri or Kansas were to pass and implement legislation authorizing or mandating retail choice, KCP&L may no longer be able to apply regulated utility accounting principles to deregulated portions of its operations and may be required to write off certain regulatory assets and liabilities.

KCP&L competes in the wholesale market to sell power in circumstances when the power it generates is not required for customers in its service territory. In this regard, KCP&L competes with owners of other generating stations and other power suppliers, principally utilities in its region, on the basis of availability and price. In recent years, these wholesale sales have been an important source of revenues to KCP&L. KCP&L's wholesale revenues averaged approximately 17% of its total revenues over the last three years.

Power Supply
KCP&L has over 4,000 MWs of generating capacity. KCP&L's maximum system net hourly summer peak load of 3,721 MW occurred on July 19, 2006. The maximum winter peak load of 2,563 MW occurred on December 7, 2005. During 2006, the winter peak load was 2,467 MW. The projected peak summer demand for 2007 is 3,677 MW. KCP&L expects to meet its projected capacity requirements for the years 2007 through 2009 with its generation assets, through short-term capacity purchases and demand-side management and efficiency programs. As part of its comprehensive energy plan, KCP&L installed 100.5 MW of wind generation in 2006 and expects to have Iatan No. 2, a coal-fired plant, in service in 2010.

KCP&L is a member of the SPP reliability region. As one of the ten regional members of the North American Electric Reliability Council, SPP is responsible for maintaining reliability in its area through coordination of planning and operations. As a member of the SPP, KCP&L is required to maintain a capacity margin of at least 12% of its projected peak summer demand. This net positive supply of capacity and energy is maintained through its generation assets and capacity, power purchase agreements and peak demand reduction programs. The capacity margin is designed to ensure the reliability of electric energy in the SPP region in the event of operational failure of power generating units utilized by the members of the SPP.

Fuel
The principal fuel sources for KCP&L's electric generation are coal and nuclear fuel. KCP&L expects, with normal weather, to satisfy approximately 96% of its 2007 generation requirements from these sources with the remainder provided by natural gas, oil and wind. The actual 2006 and estimated 2007 fuel mix and delivered cost in cents per net kWh generated are in the following table.

	Fuel Mix [a]		Fuel cost in cents per net kWh generated	
Fuel	Estimated 2007	Actual 2006	Estimated 2007	Actual 2006
Coal	74 %	75 %	1.28	1.15
Nuclear	22	22	0.45	0.43
Natural gas and oil	2	3	9.58	7.37
Wind	2	-	-	-
Total Generation	100 %	100 %	1.19	1.16

[a] Fuel mix based on percent of total MWhs generated.

Less than 1% of KCP&L's rates contain an automatic fuel adjustment clause. To the extent the price of coal, coal transportation, nuclear fuel, nuclear fuel processing, natural gas or purchased power increases significantly after the expiration of the contracts described in this section, or if KCP&L's lower fuel cost units do not meet anticipated availability levels, KCP&L's net income may be adversely affected until the increased cost could be reflected in rates. KCP&L will file an energy cost adjustment (ECA) clause as part of its Kansas rate case to be filed March 1, 2007.

Coal
During 2007, KCP&L's generating units, including jointly owned units, are projected to burn approximately 13.3 million tons of coal. KCP&L has entered into coal-purchase contracts with various suppliers in Wyoming's Powder River Basin (PRB), the nation's principal supply region of low-sulfur

coal, and with local suppliers. The coal to be provided under these contracts will satisfy all projected coal requirements for 2007 and approximately 95%, 45% and 35% for 2008 through 2010, respectively. The remainder of KCP&L's coal requirements will be fulfilled through additional contracts or spot market purchases. KCP&L has entered into its coal contracts over time at higher average prices affecting coal costs for 2007 and beyond.

KCP&L has also entered into rail transportation contracts with various railroads to transport coal from the PRB to its generating units. The transportation services to be provided under these contracts will satisfy virtually all of the projected requirements for 2007, more than 95% for 2008 and approximately 75% for 2009 and 2010. Coal transportation costs are expected to increase in 2007 and beyond. See Note 15 to the consolidated financial statements regarding a rate complaint case against Union Pacific Railroad Company.

Nuclear Fuel

KCP&L owns 47% of Wolf Creek Nuclear Operating Corporation (WCNOC), the operating company for Wolf Creek, its only nuclear generating unit. Wolf Creek purchases uranium and has it processed for use as fuel in its reactor. This process involves conversion of uranium concentrates to uranium hexafluoride, enrichment of uranium hexafluoride and fabrication of nuclear fuel assemblies. The owners of Wolf Creek have on hand or under contract all of the uranium and conversion services needed to operate Wolf Creek through March 2011 and approximately 75% after that date through September 2018. A supply interruption at a major uranium mine owned in part by one of Wolf Creek's suppliers will result in deferral of a small portion of the uranium scheduled for delivery to Wolf Creek in 2007. It is possible that this supply interruption will impact small portions of Wolf Creek's uranium deliveries beyond 2007 as well. In anticipation of this possibility, the owners of Wolf Creek authorized the purchase of additional uranium from an alternate supplier. That purchase, combined with strategic inventory acquired earlier in 2005 and other strategies that have already been adopted, minimizes the risks from such supply interruptions. The owners also have under contract 100% of the uranium enrichment and fabrication required to operate Wolf Creek through March 2025.

Management expects its cost of nuclear fuel to remain relatively stable through 2009 because of contracts in place. Between 2010 and 2018, management anticipates the cost of nuclear fuel to increase approximately 30% to 50% due to higher contracted prices and market conditions. Even with this anticipated increase, management expects nuclear fuel cost per MWh generated to remain less than the cost of other fuel sources.

All uranium, uranium conversion and uranium enrichment arrangements, as well as the fabrication agreement, have been entered into in the ordinary course of business. However, contraction and consolidation among suppliers of these commodities and services, coupled with increasing worldwide demand and inventory drawdowns, have introduced uncertainty as to Wolf Creek's ability to replace some of these contracts in the event of a protracted supply disruption. Great Plains Energy's management believes this risk is common to the nuclear industry. Accordingly, in the event the affected contracts were required to be replaced, Great Plains Energy's and Wolf Creek's management believe that the industry and government would work together to minimize disruption of the nuclear industry's operations, including Wolf Creek's operations.

See Note 5 to the consolidated financial statements for additional information regarding nuclear plant.

Natural Gas

KCP&L is projecting decreased use of natural gas during 2007. At December 31, 2006, KCP&L had hedged approximately 30% and 9% of its 2007 and 2008, respectively, projected natural gas usage for generation requirements to serve retail load and firm MWh sales.

Purchased Power
At times, KCP&L purchases power to meet its customers' needs. Management believes KCP&L will be able to obtain enough power to meet its future demands due to the coordination of planning and operations in the SPP region; however, price and availability of power purchases may be impacted during periods of high demand. KCP&L's purchased power, as a percent of MWh requirements, averaged approximately 3% for 2006, 2005 and 2004.

Environmental Matters
See Note 13 to the consolidated financial statements for information regarding environmental matters.

STRATEGIC ENERGY
Great Plains Energy indirectly owns 100% of Strategic Energy. Strategic Energy provides competitive retail electricity supply services by entering into power supply contracts to supply electricity to its end-use customers. Of the states that offer retail choice, Strategic Energy operates in California, Illinois, Maryland, Massachusetts, Michigan, New Jersey, New York, Ohio, Pennsylvania and Texas. Strategic Energy has begun expansion into Connecticut. Strategic Energy also provides strategic planning, consulting and billing and scheduling services in the natural gas and electricity markets.

Strategic Energy provides services to approximately 88,200 commercial, institutional and small manufacturing accounts for approximately 25,000 customers, including numerous Fortune 500 companies, smaller companies and governmental entities. Strategic Energy offers an array of products designed to meet the various requirements of a diverse customer base including fixed price, index-based and month-to-month renewal products. Strategic Energy's projected MWh deliveries for 2007 are in the range of 18 to 22 million MWhs. Based solely on expected usage under current signed contracts, Strategic Energy has forecasted future MWh commitments (backlog) of 14.7 million, 8.9 million and 4.1 million for the years 2007 through 2009, respectively, and 5.1 million over the years 2010 through 2012.

Strategic Energy's revenues averaged approximately 57% of Great Plains Energy's revenues over the last three years. Strategic Energy's net income (loss) accounted for approximately (8%), 17% and 24% of Great Plains Energy's income from continuing operations in 2006, 2005 and 2004, respectively.

Strategic Energy's growth objective is to continue to expand in retail choice states and to increase its share of a large market opportunity. Strategic Energy's continued success is dependent on a number of industry and operational factors including, but not limited to, the ability to contract for wholesale MWhs to meet its customers' needs at prices that are competitive with the host utility territory rates and with current and/or future competitors, the ability to provide value-added customer services and the ability to attract and retain employees experienced in providing service in retail choice states.

Power Supply
Strategic Energy does not own any generation, transmission or distribution facilities. Strategic Energy purchases electricity from power suppliers based on forecasted peak demand for its retail customers. Management believes it will have adequate access to energy in the markets it serves.

Regulation
Strategic Energy, as a participant in the wholesale electricity and transmission markets, is subject to FERC jurisdiction. Additionally, Strategic Energy is subject to regulation by state regulatory agencies in states where Strategic Energy is licensed to sell power. Each state has a public utility commission and rules related to retail choice. Each state's rules are distinct and may conflict. These rules do not restrict the amount Strategic Energy can charge for its services, but can have an impact on Strategic Energy's ability to compete in any jurisdiction.

Transmission
In many markets, Regional Transmission Organizations (RTO)/Independent System Operators (ISO) manage the power flows, maintain reliability and administer transmission access for the electric transmission grid in a defined region. RTOs/ISOs coordinate and monitor communications among the generator, distributor and retail electricity provider. Additionally, RTOs/ISOs manage the real-time electricity supply and demand, and direct the energy flow. Through these activities, RTOs/ISOs maintain a reliable energy supply within their region.

As a competitive retail electricity supplier, Strategic Energy must register with each RTO/ISO in order to operate in the markets covered by their grids. Strategic Energy primarily engages with PJM Interconnection, LLC (PJM), New England RTO (formerly ISO-New England), California ISO, New York ISO, Electric Reliability Council of Texas (ERCOT) and the Midwest Independent Transmission System Operator, Inc. (MISO).

In some cases, RTO/ISOs provide Strategic Energy with all or a combination of the data for billing, settlement, application of electricity rates and information regarding the imbalance of electricity supply. In addition, they provide balancing energy services and ancillary services to Strategic Energy in the fulfillment of providing services to retail end users. Strategic Energy must go through a settlement process with each RTO/ISO in which the RTO/ISO compares scheduled power with actual meter usage during a given time period and adjusts the original costs charged to Strategic Energy through a revised settlement. All participants in the RTOs/ISOs have exposure to other market participants. In the event of default by a market participant within the RTOs/ISOs, the uncollectible balance is generally allocated to the remaining participants in proportion to their load share.

RTOs/ISOs may continue to modify the market structure and mechanisms in an attempt to improve market efficiency. In addition, existing regulations may be revised or reinterpreted and new laws and regulations may be adopted or become applicable to Strategic Energy's activities. These actions could have an effect on Strategic Energy's results of operations. Strategic Energy participates extensively, together with other market participants, in relevant RTO/ISO governance and regulatory issues.

Seams Elimination Charge Adjustment
Seams Elimination Charge Adjustment (SECA) is a transitional pricing mechanism authorized by FERC and intended to compensate transmission owners for the revenue lost as a result of FERC's elimination of regional through and out rates between PJM and MISO during a 16-month transition period from December 1, 2004, through March 31, 2006. See Note 6 to the consolidated financial statements for further information regarding SECA.

Revenue Sufficiency Guarantee
Since the April 2005 implementation of MISO market operations, MISO's business practice manuals and other instructions to market participants have stated that Revenue Sufficiency Guarantee (RSG) charges will not be imposed on day-ahead virtual offers to supply power not supported by actual generation. RSG charges are collected by MISO in order to compensate generators that are standing by to supply electricity when called upon by MISO. See Note 6 to the consolidated financial statements for further information regarding RSG.

Competition
The principal elements of competition are price, service and product differentiation. Strategic Energy operates in several retail choice electricity markets. Strategic Energy has several competitors that operate in most or all of the same states in which it provides services to customers. Strategic Energy also faces competition in certain markets from regional suppliers and deregulated utility affiliates formed by holding companies affiliated with regulated utilities to provide retail load in their home market territories. Strategic Energy's competitors vary in size from small companies to large corporations,

some of which have significantly greater financial, marketing, and procurement resources than Strategic Energy. Additionally, Strategic Energy, as well as its other competitors, must compete with the host utility in order to convince customers to switch from the host utility. There is a regulatory lag in several RTOs/ISOs that slows the adjustment of host public utility rates in response to changes in wholesale prices, which may negatively affect Strategic Energy's ability to compete in a rising wholesale price environment.

GREAT PLAINS ENERGY AND CONSOLIDATED KCP&L EMPLOYEES

At December 31, 2006, Great Plains Energy had 2,470 employees. Consolidated KCP&L had 2,140 employees, including 1,364 represented by three local unions of the International Brotherhood of Electrical Workers (IBEW). KCP&L has labor agreements with Local 1613, representing clerical employees (expires March 31, 2008), with Local 1464, representing transmission and distribution workers (expires January 31, 2009), and with Local 412, representing power plant workers (expires February 28, 2007, with contract negotiations currently ongoing).

Officers

All of the individuals in the following table have been officers or employees in a responsible position with the Company for the past five years except as noted in the footnotes. The term of office of each officer commences with his or her appointment by the Board of Directors and ends at such time as the Board of Directors may determine. There are no family relationships between any of the executive officers, nor any arrangement or understanding between any executive officer and any other person involved in officer selection.

Officers of Great Plains Energy

Name	Age	Current Position(s)	Year First Assumed An Officer Position
Michael J. Chesser [(a)*]	58	Chairman of the Board and Chief Executive Officer	2003
William H. Downey [(b)*]	62	President and Chief Operating Officer	2000
Terry Bassham [(c)*]	46	Executive Vice President, Finance and Strategic Development and Chief Financial Officer	2005
Michael W. Cline [(d)]	45	Treasurer and Chief Risk Officer	2003
Barbara B. Curry [(e)*]	52	Senior Vice President, Corporate Services and Corporate Secretary	2005
Michael L. Deggendorf [(f)]	45	Vice President, Public Affairs	2005
Stephen T. Easley [(g)*]	51	Senior Vice President, Supply – KCP&L	2000
Mark G. English [(h)]	55	General Counsel and Assistant Secretary	2003
Todd A. Kobayashi [(i)]	39	Vice President, Strategy and Investor Relations	2005
Shahid Malik [(j)*]	46	Executive Vice President President and Chief Executive Officer – Strategic Energy	2004
John R. Marshall [(k)*]	57	Senior Vice President, Delivery – KCP&L	2005
Victoria L. Schatz [(l)]	37	Assistant General Counsel and Assistant Secretary	2006
Lori A. Wright [(m)*]	44	Controller	2002

Officers of KCP&L

Name	Age	Current Position(s)	Year First Assumed An Officer Position
Michael J. Chesser [a]*	58	Chairman of the Board	2003
William H. Downey [b]*	62	President and Chief Executive Officer	2000
Terry Bassham [c]*	46	Chief Financial Officer	2005
Kevin E. Bryant [n]	31	Vice President, Energy Solutions	2006
Lora C. Cheatum [o]	50	Vice President, Administrative Services	2005
Michael W. Cline [d]	45	Treasurer	2003
F. Dana Crawford [p]	56	Vice President, Plant Operations	2005
Barbara B. Curry [e]*	52	Secretary	2005
Stephen T. Easley [g]*	51	Senior Vice President, Supply	2000
Mark G. English [h]	55	Assistant Secretary	2003
Chris B. Giles [q]	53	Vice President, Regulatory Affairs	2005
William P. Herdegen III	52	Vice President, Customer Operations	2001
John R. Marshall [k]*	57	Senior Vice President, Delivery	2005
William G. Riggins [r]	48	Vice President, Legal and Environmental Affairs and General Counsel	2000
Marvin L. Rollison [s]	54	Vice President, Corporate Culture and Community Strategy	2005
Victoria L. Schatz [l]	37	Assistant General Counsel and Assistant Secretary	2006
Richard A. Spring	52	Vice President, Transmission	1994
Lori A. Wright [m]*	44	Controller	2002

* Designated an executive officer.

(a) Mr. Chesser was previously Chief Executive Officer of United Water (2002-2003) and President and Chief Executive Officer of GPU Energy (2000-2002).

(b) Mr. Downey was previously Executive Vice President of Great Plains Energy (2001- 2003) and Executive Vice President of KCP&L (2000-2002) and President – KCP&L Delivery Division (2000-2002).

(c) Mr. Bassham was previously Executive Vice President, Chief Financial and Administrative Officer (2001-2005) of El Paso Electric Company.

(d) Mr. Cline was previously Treasurer of Great Plains Energy (2005), Assistant Treasurer of Great Plains Energy and KCP&L (2003-2005), and Director, Corporate Finance (2001-2002) of Great Plains Energy.

(e) Ms. Curry was previously Senior Vice President, Retail Operations (2003-2004) and Executive Vice President, Global Human Resources (2001-2003) of TXU Corporation.

(f) Mr. Deggendorf was previously Senior Director, Energy Solutions of KCP&L (2002-2005), Senior Vice President of Everest Connections, a cable services company (2000-2002) and Vice President of UtiliCorp Communications (2000-2002).

(g) Mr. Easley was previously Vice President, Generation Services (2002-2005), and President and CEO of GPP (2001-2002). He was promoted to Senior Vice President, Supply of KCP&L in March 2005.

(h) Mr. English was previously Corporate Counsel and Assistant Secretary (2003-2005) and Corporate Counsel (2001-2003) of Great Plains Energy.

(i) Mr. Kobayashi was previously Investor Relations Officer (2002-2005) and Director–Investor Relations and Corporate Development of Lante Corporation, a technology consulting firm (2000-2002).

(j) Mr. Malik was appointed as President and Chief Executive Officer of Strategic Energy effective November 10, 2004 and was appointed Executive Vice President of Great Plains Energy effective January 1, 2006. Mr. Malik was previously a partner of Sirius Solutions LLP, a consulting company, (2002-2004) and President of Reliant Energy Wholesale Marketing Group (1999-2002).

(k) Mr. Marshall was previously President of Coastal Partners, Inc., a strategy consulting company (2001-2005), and Senior Vice President, Customer Service of Tennessee Valley Authority (2002-2004).

(l) Ms. Schatz was previously Managing Attorney (2003-2006) and Senior Attorney (2002-2003) of KCP&L, and in private practice with the Levy & Craig law firm (1999-2002).

(m) Ms. Wright served as Assistant Controller of KCP&L from 2001 until named Controller in 2002.

(n) Mr. Bryant was previously Manager, Corporate Finance (2005-2006) and Senior Financial Analyst, Corporate Finance (2003-2005) of Great Plains Energy. Previously he served in successive positions as Senior Treasury Analyst and Manager, Strategic Planning for THQ, Inc., a software company, (2002-2003).

(o) Ms. Cheatum was previously Interim Vice President, Human Resources (2004-2005) and Director, Human Resources (2001-2004) of KCP&L.

(p) Mr. Crawford was previously Plant Manager (1994-2005) of KCP&L's LaCygne Generating Station.

(q) Mr. Giles was previously Senior Director, Regulatory Affairs and Business Planning (2004-2005) and Director, Regulatory Affairs of KCP&L (1993-2004).

(r) Mr. Riggins was previously General Counsel of Great Plains Energy (2000-2005).

(s) Mr. Rollison was previously Supervisor-Engineering of KCP&L (2000-2005).

Available Information

Great Plains Energy's website is www.greatplainsenergy.com and KCP&L's website is www.kcpl.com. Information contained on the companies' websites is not incorporated herein. Both companies make available, free of charge, on or through their websites, their annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act as soon as reasonably practicable after the companies electronically file such material with, or furnish it to, the SEC. In addition, the companies make available on or through their websites all other reports, notifications and certifications filed electronically with the SEC.

The public may read and copy any materials that the companies file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC, 20549. For information on the operation of the Public Reference Room, please call the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site at http://www.sec.gov that contains reports, proxy statements and other information regarding the companies.

ITEM 1A. RISK FACTORS

Actual results in future periods for Great Plains Energy and consolidated KCP&L could differ materially from historical results and the forward-looking statements contained in this report. Factors that might cause or contribute to such differences include, but are not limited to, those discussed below. The companies' business is influenced by many factors that are difficult to predict, involve uncertainties that may materially affect actual results and are often beyond the companies' control. Additional risks and uncertainties not presently known or that the companies' management currently believes to be immaterial may also adversely affect the companies. The risk factors described below, as well as the other information included in this Annual Report and in the other documents filed with the SEC, should be carefully considered before making an investment in the Company's securities. Risk factors of consolidated KCP&L are also risk factors for Great Plains Energy.

The Company has Regulatory Risks

The Company is subject to extensive federal and state regulation, as described below. Failure to obtain adequate rates or regulatory approvals, in a timely manner, adoption of new regulations by federal or state agencies, or changes to current regulations and interpretations of such regulations may materially affect the Company's business and its results of operations and financial position.

The outcome of KCP&L's pending and future retail rate proceedings could have a material impact on its business and are largely outside its control.
The rates, which KCP&L is allowed to charge its customers, are the single most important item influencing its results of operations, financial position and liquidity. These rates are subject to the determination, in large part, of governmental entities outside of KCP&L's control, including the MPSC, KCC and FERC. Decisions made by these entities could have a material impact on KCP&L's business including its results of operations and financial position.

In February 2007, KCP&L filed a request with the MPSC to increase the annual rates charged to its retail customers in Missouri by approximately $45 million. KCP&L has also committed to file a request to increase the rates it is permitted to charge its Kansas retail customers with KCC by March 1, 2007. The requested rate increases are subject to the approval of the MPSC and KCC, which are expected to rule on the requests within eleven and nine months, respectively, of the filing dates. It is possible that the MPSC and/or KCC will authorize a lower rate increase than what KCP&L has requested, or no increase or a rate reduction. Additionally, the December 2006 order of the MPSC authorizing an increase in annual rates of approximately $51 million has been appealed in the Missouri courts. It is possible that the MPSC order could be vacated and the proceedings remanded to the MPSC. Management cannot predict or provide any assurances regarding the outcome of these proceedings.

As a part of the Missouri and Kansas stipulations approved by the MPSC and KCC in 2005, KCP&L began implementation of its comprehensive energy plan. Under the comprehensive energy plan, KCP&L agreed to undertake certain projects, including building and owning a portion of Iatan No. 2, installing a new wind-powered generating facility, installing environmental upgrades to certain existing plants, infrastructure improvements and demand management, distributed generation, and customer efficiency and affordability programs. A reduction or rejection by the MPSC or KCC of rate increase requests may result in increased financing requirements for KCP&L. This could have a material impact on its results of operations and financial position.

In response to competitive, economic, political, legislative and regulatory pressures, KCP&L may be subject to rate moratoriums, rate refunds, limits on rate increases or rate reductions, including phase-in plans designed to spread the impact of rate increases over an extended period of time for the benefit of customers. Any or all of these could have a significant adverse effect on KCP&L's results of operations and financial position.

The ability of Strategic Energy to compete in states offering retail choice may be materially affected by state regulations and host public utility rates.
Strategic Energy is a participant in the wholesale electricity and transmission markets, and is subject to FERC regulation with respect to wholesale electricity sales and transmission matters. Additionally, Strategic Energy is subject to regulation by state regulatory agencies in states where it has retail customers. Each state has a public utility commission and rules related to retail choice. Each state's rules are distinct and may conflict. These rules do not restrict the amount Strategic Energy can charge for its services, but can have an impact on Strategic Energy's ability to compete in any jurisdiction. Additionally, each state regulates the rates of the host public utility, and the timing and amount of changes in host public utility rates can materially affect Strategic Energy's results of operations and financial position.

The Company has Financial Market and Ratings Risks
The Company relies on access to both short-term money markets and long-term capital markets as significant sources of liquidity for capital requirements not satisfied by cash flows from operations. The Company also relies on the financial markets for credit support, such as letters of credit, to support Strategic Energy and KCP&L operations. KCP&L's capital requirements are expected to increase substantially over the next several years as it implements the generation and environmental projects in

its comprehensive energy plan. The amount of credit support required for Strategic Energy operations varies with a number of factors, including the amount and price of power purchased for its customers. The Company's management believes that it will maintain sufficient access to these financial markets at a reasonable cost based upon current credit ratings and market conditions. However, changes in financial or other market conditions or credit ratings could adversely affect its ability to access financial markets at a reasonable cost, impact the rate treatment provided KCP&L, or both, and therefore materially affect its results of operations and financial position.

Great Plains Energy, KCP&L and certain of their securities are rated by Moody's Investors Service and Standard & Poor's. These ratings impact the Company's cost of funds and Great Plains Energy's ability to provide credit support for its subsidiaries.

Great Plains Energy is subject to business and regulatory uncertainties as a result of the anticipated acquisition of Aquila, Inc., which could adversely affect its business.
On February 7, 2007, Great Plains Energy announced that it had entered into definitive agreements under which it would acquire all the outstanding shares of Aquila, Inc. (Aquila). Immediately prior to this acquisition, Black Hills Corporation would acquire from Aquila its electric utility in Colorado and its gas utilities in Colorado, Kansas, Nebraska and Iowa. These transactions are complex, and are subject to Great Plains Energy and Aquila shareholder approvals, numerous regulatory approvals and other conditions. The timing of, and the conditions imposed by, regulatory approvals may delay, or give rise to the ability to terminate, the transactions. In the event of termination, the Company would be required to write-off its deferred transactions costs, which could be material. The conditions imposed by regulatory approvals could increase the costs, or decrease the benefits, anticipated by the Company from the transaction.

While it is anticipated that Great Plains Energy, KCP&L and Aquila will be rated investment grade after the transactions close, Great Plains Energy and KCP&L credit ratings have been negatively affected after the announcement of the proposed acquisition, and may be further negatively affected. Credit rating downgrades could result in higher financing costs and potentially limit the companies' access to the capital and credit markets, impact the rate treatment provided KCP&L, or both.

Great Plains Energy entered into the transaction agreements with the expectation that the acquisition would result in various benefits to it and KCP&L including, among other things, synergies, cost savings and operating efficiencies. Although the Company expects to achieve the anticipated benefits of the acquisition, achieving them cannot be assured. The Company expects to propose to regulators that the benefits resulting from the transaction be shared between retail electric customers and Company shareholders, and will request certain other regulatory assurances. There is no assurance regarding the amount of benefit-sharing, or other regulatory treatment, in rate cases occurring after the closing of the transactions.

Additionally, Aquila's utility operations are subject to regulation by numerous government entities, including the MPSC and FERC, and have pending MPSC rate cases, the outcome of which are subject to uncertainty. As such, a successful acquisition of Aquila will subject Great Plains Energy to additional regulatory risk.

The Company's Financial Statements Reflect the Application of Critical Accounting Policies
The application of the Company's critical accounting policies reflects complex judgments and estimates. These policies include industry-specific accounting applicable to regulated public utilities, accounting for pensions and derivative instruments. The adoption of new Generally Accepted Accounting Principles (GAAP) or changes to current accounting policies or interpretations of such policies may materially affect the Company's results of operations and financial position.

The Company is Subject to Environmental Laws and the Incurrence of Environmental Liabilities
The Company is subject to regulation by federal, state and local authorities with regard to air quality and other environmental matters primarily through KCP&L's operations. The generation, transmission and distribution of electricity produces and requires disposal of certain hazardous products, which are subject to these laws and regulations. In addition to imposing continuing compliance obligations, these laws and regulations authorize the imposition of substantial penalties for noncompliance, including fines, injunctive relief and other sanctions. Failure to comply with these laws and regulations could have a material adverse effect on Great Plains Energy and consolidated KCP&L results of operations and financial position.

New environmental laws and regulations affecting KCP&L's operations may be adopted, and new interpretations of existing laws and regulations could be adopted or become applicable to KCP&L or its facilities, which may substantially increase its environmental expenditures in the future. New facilities, or modifications of existing facilities, may require new environmental permits or amendments to existing permits. Delays in the environmental permitting process, denials of permit applications, conditions imposed in permits and the outcome of the appeal of KCP&L's Iatan Station air permit may materially affect the cost and timing of the generation and environmental retrofit projects included in the comprehensive energy plan, among other projects, and thus materially affect KCP&L's results of operations and financial position. In addition, KCP&L may not be able to recover all of its costs for environmental expenditures through rates in the future. Under current law, KCP&L is also generally responsible for any on-site liabilities associated with the environmental condition of its facilities that it has previously owned or operated, regardless of whether the liabilities arose before, during or after the time it owned or operated the facilities. The incurrence of material environmental costs or liabilities, without related rate recovery, could have a material adverse effect on KCP&L's results of operations and financial position. See Note 13 to the consolidated financial statements for additional information regarding environmental matters.

Great Plains Energy's Ability to Pay Dividends and Meet Financial Obligations Depends on its Subsidiaries
Great Plains Energy is a holding company with no significant operations of its own. The primary source of funds for payment of dividends to its shareholders and its financial obligations is dividends paid to it by its subsidiaries, particularly KCP&L. The ability of Great Plains Energy's subsidiaries to pay dividends or make other distributions, and accordingly Great Plains Energy's ability to pay dividends on its common stock and meet its financial obligations, will depend on the actual and projected earnings and cash flow, capital requirements and general financial position of its subsidiaries, as well as on regulatory factors, financial covenants, general business conditions and other matters.

KCP&L and Strategic Energy are Affected by Demand, Seasonality and Weather
The results of operations of KCP&L and Strategic Energy can be materially affected by changes in weather and customer demand. KCP&L and Strategic Energy estimate customer demand based on historical trends, to procure fuel and purchased power. Differences in customer usage from these estimates due to weather or other factors could materially affect KCP&L's and Strategic Energy's results of operations.

Weather conditions directly influence the demand for electricity and natural gas and affect the price of energy commodities. KCP&L is significantly impacted by seasonality with approximately one-third of its retail revenues recorded in the third quarter. Strategic Energy is impacted by seasonality, but to a lesser extent. In addition, severe weather, including but not limited to tornados, snow, rain and ice storms can be destructive causing outages and property damage that can potentially result in additional expenses and lower revenues. KCP&L's Iatan and Hawthorn stations use water from the Missouri River for cooling purposes. Low water and flow levels, which have been experienced in recent years, can increase KCP&L's maintenance costs at these stations and, if these levels were to get low enough, could cause KCP&L to modify plant operations.

KCP&L and Strategic Energy have Commodity Price Risks

KCP&L and Strategic Energy engage in the wholesale and retail marketing of electricity and are exposed to risks associated with the price of electricity. Strategic Energy routinely enters into contracts to purchase and sell electricity in the normal course of business. KCP&L generates, purchases and sells electricity in the retail and wholesale markets.

Fossil Fuel and Transportation Prices Impact KCP&L's Costs

Less than 1% of KCP&L's rates contain an automatic fuel adjustment clause, exposing KCP&L to risk from changes in the market prices of coal and natural gas used to generate power and in the cost of coal and natural gas transportation. Changes in KCP&L's fuel mix due to electricity demand, plant availability, transportation issues, fuel prices and other factors can also adversely affect KCP&L's fuel costs.

KCP&L does not hedge its entire exposure from fossil fuel and transportation price volatility. Consequently, its results of operations and financial position may be materially impacted by changes in these prices until increased costs are recovered in rates.

Wholesale Electricity Prices Affect Costs and Revenues

KCP&L's ability to maintain or increase its level of wholesale sales depends on the wholesale market price, transmission availability and the availability of KCP&L's generation for wholesale sales, among other factors. A substantial portion of KCP&L's wholesale sales are made in the spot market, and thus KCP&L has immediate exposure to wholesale price changes. Declines in wholesale market price or availability of generation or transmission constraints in the wholesale markets, could reduce KCP&L's wholesale sales and adversely affect KCP&L's results of operations and financial position.

KCP&L is also exposed to price risk because at times it purchases power to meet its customers' needs. The cost of these purchases may be affected by the timing of customer demand and/or unavailability of KCP&L's lower-priced generating units. Wholesale power prices can be volatile and generally increase in times of high regional demand and high natural gas prices.

Strategic Energy operates in competitive retail electricity markets, competing against the host utilities and other retail suppliers. Wholesale electricity costs, which account for a significant portion of its operating expenses, can materially affect Strategic Energy's ability to attract and retain retail electricity customers. There is also a regulatory lag that slows the adjustment of host public utility rates in response to changes in wholesale prices. This lag can negatively affect Strategic Energy's ability to compete in a rising wholesale price environment. Strategic Energy manages wholesale electricity risk by establishing risk limits and entering into contracts to offset some of its positions to balance energy supply and demand; however, Strategic Energy does not hedge its entire exposure to electricity price volatility. Consequently, its results of operations and financial position may be materially impacted by changes in the wholesale price of electricity.

KCP&L has Operations Risks

The operation of KCP&L's electric generation, transmission and distribution systems involves many risks, including breakdown or failure of equipment or processes; operating limitations that may be imposed by equipment conditions, environmental or other regulatory requirements; fuel supply or fuel transportation reductions or interruptions; transmission scheduling; and catastrophic events such as fires, explosions, severe weather or other similar occurrences.

These and other operating events may reduce KCP&L's revenues or increase its costs, or both, and may materially affect KCP&L's results of operations and financial position.

KCP&L has Construction-Related Risks

KCP&L's comprehensive energy plan includes the construction of an estimated 850 MW coal-fired generating plant and environmental retrofits at two existing coal-fired units. KCP&L has not recently managed a construction program of this magnitude. There are risks that actual costs may exceed budget estimates, delays may occur in obtaining permits and materials, suppliers and contractors may not perform as required under their contracts, the scope and timing of projects may change, and other events beyond KCP&L's control may occur that may materially affect the schedule, budget and performance of these projects.

The anticipated acquisition of Aquila will increase Great Plains Energy's ownership of Iatan Nos. 1 and 2. Aquila owns 18% of both Iatan generating units. Great Plains Energy's post-acquisition ownership percentages of the Iatan generating units would be 88% of Iatan No. 1 and 72.71% of Iatan No. 2.

The construction projects contemplated in the comprehensive energy plan rely upon the supply of a significant percentage of materials from overseas sources. This global procurement subjects the delivery of procured material to issues beyond what would be expected if such material were supplied from sources within the United States. These risks include, but are not limited to, delays in clearing customs, ocean transportation and potential civil unrest in sourcing countries, among others. Additionally, as with any major construction program, inadequate availability of qualified craft labor may have an adverse impact on both the estimated cost and completion date of the projects.

KCP&L's estimated capital expenditures for its comprehensive energy plan have increased. The primary driver of the increased cost estimate is the environmental retrofit of two existing coal-fired plants. The demand for environmental projects has increased substantially with many utilities in the United States starting similar projects to address changing environmental regulations. This demand has constrained labor and material resources resulting in a significant escalation in the estimated cost and completion times for environmental retrofits, as well as for the other comprehensive energy plan projects. The second phase of environmental upgrades at LaCygne No. 1 is currently in the planning stage, and the market conditions noted above could impact the scope and timing.

These and other risks may increase the estimated costs of these construction projects, delay the in-service dates of these projects, or require KCP&L to purchase additional electricity to supply its retail customers until the projects are completed, and may materially affect KCP&L's results of operations and financial position.

Failure of one or more generation plant co-owners to pay their share of construction, operations and maintenance costs could increase KCP&L's costs and capital requirements.

KCP&L owns 47% of Wolf Creek, 50% of LaCygne Station, 70% of Iatan No. 1 and 55% of Iatan No. 2. The remaining portions of these facilities are owned by other utilities that are contractually obligated to pay their proportionate share of capital and other costs and, in the case of Iatan No. 2, construction costs.

While the ownership agreements provide that a defaulting co-owner's share of the electricity generated can be sold by the non-defaulting co-owners, there is no assurance that the revenues received will recover the increased costs borne by the non-defaulting co-owners. Further, the Iatan No. 2 agreements provide during the construction period for re-allocations of part or all of a defaulting co-owner's share of the facility to the non-defaulting owners, which would increase the capital, operations and maintenance costs of the non-defaulting owners. While management considers these matters to be unlikely, their occurrence could materially increase KCP&L's costs and capital requirements.

KCP&L has Retirement-Related Risks
Through 2010, approximately 20% of KCP&L's current employees will be eligible to retire with full pension benefits. Failure to hire and adequately train replacement employees, including the transfer of significant internal historical knowledge and expertise to the new employees, may adversely affect KCP&L's ability to manage and operate its business.

Substantially all of KCP&L's employees participate in defined benefit and post-retirement plans. If KCP&L employees retire when they become eligible for retirement through 2010, or if KCP&L's plans experience adverse market returns on its investments, or if interest rates materially fall, KCP&L's contributions to the plans could rise substantially over historical levels. In addition, assumptions related to future costs, returns on investments, interest rates and other actuarial assumptions, including projected retirements, have a significant impact on KCP&L's results of operations and financial position.

The Pension Protection Act of 2006 alters the manner in which pension plan assets and liabilities are valued for purposes of calculating required pension contributions and changes the timing of required contributions to underfunded plans. The funding rules, which become effective in 2008, could significantly affect the Company's funding requirements. In addition, the Financial Accounting Standards Board (FASB) has a project to reconsider the accounting for pensions and other post-retirement benefits. This project may result in accelerated expense.

KCP&L has Nuclear Exposure
KCP&L owns 47% (548 MW) of Wolf Creek. The NRC has broad authority under federal law to impose licensing and safety-related requirements for the operation of nuclear generation facilities, including Wolf Creek. In the event of non-compliance, the NRC has the authority to impose fines, shut down the facilities, or both, depending upon its assessment of the severity of the situation, until compliance is achieved. Any revised safety requirements promulgated by the NRC could result in substantial capital expenditures at Wolf Creek.

Wolf Creek has the lowest fuel cost per MWh of any of KCP&L's generating units. Although not expected, an extended outage of Wolf Creek, whether resulting from NRC action, an incident at the plant or otherwise, could have a substantial adverse effect on KCP&L's results of operations and financial position in the event KCP&L incurs higher replacement power and other costs that are not recovered through rates. If a long-term outage occurred, the state regulatory commissions could reduce rates by excluding the Wolf Creek investment from rate base.

Ownership and operation of a nuclear generating unit exposes KCP&L to risks regarding decommissioning costs at the end of the unit's life. KCP&L contributes annually to a tax-qualified trust fund to be used to decommission Wolf Creek. The funding level assumes a projected level of return on trust assets. If the actual return on trust assets is below the anticipated level, KCP&L could be responsible for the balance of funds required; however, should this happen, management believes a rate increase would be allowed ensuring full recovery of decommissioning costs over the remaining life of the unit.

KCP&L is also exposed to other risks associated with the ownership and operation of a nuclear generating unit, including, but not limited to, potential liability associated with the potential harmful effects on the environment and human health resulting from the operation of a nuclear generating unit and the storage, handling and disposal of radioactive materials, and to potential retrospective assessments and losses in excess of insurance coverage.

KCP&L's participation in the SPP could increase costs, reduce revenues, and reduce KCP&L's control over its transmission assets.
Functional control of the KCP&L transmission systems was transferred to the SPP during the third quarter of 2006. KCP&L may be required to incur expenses or expand its transmission systems, which it would seek recovery for through rate increases, according to decisions made by the SPP rather than according to its internal planning process.

The SPP Energy Imbalance Service (EIS) Market, which began operation on February 1, 2007, is designed to improve transparency of power pricing and efficiency in generation dispatch. This is a new and complex market, which may result in significant price volatility and suboptimal dispatching of power plants. In addition, the sale of power in this market-based environment may result in unanticipated transmission congestion and other settlement charges.

Until KCP&L achieves a greater degree of operational experience participating in the SPP, including the SPP EIS Market, there is uncertainty as to the impact of its participation. In addition, there is uncertainty regarding the impact of ongoing RTO developments at FERC. KCP&L is unable to predict the impact these issues could have on its results of operations and financial position.

Strategic Energy Operates in Competitive Retail Electricity Markets
Strategic Energy has several competitors that operate in most or all of the same states in which it serves customers. It also faces competition in certain markets from regional suppliers and deregulated utility affiliates formed by holding companies affiliated with regulated utilities to provide retail load in their home market territories. Strategic Energy's competitors vary in size from small companies to large corporations, some of which have significantly greater financial, marketing and procurement resources than Strategic Energy. Additionally, Strategic Energy must compete with the host utility in order to convince customers to switch from the host utility to Strategic Energy as their electric service provider. Strategic Energy's results of operations and financial position are impacted by the success Strategic Energy has in attracting and retaining customers in these markets.

Strategic Energy has Credit Risk
Strategic Energy has credit risk exposure in the form of the loss that it could incur if a counterparty failed to perform under its contractual obligations. Strategic Energy enters into forward contracts with multiple suppliers. In the event of supplier non-delivery or default, Strategic Energy's results of operations may be affected to the extent the cost of replacement power exceeded the combination of the contracted price with the supplier and the amount of collateral held by Strategic Energy to mitigate its credit risk with the supplier. Strategic Energy's results of operations may also be affected, in a given period, if it were required to make a payment upon termination of a supplier contract to the extent the contracted price with the supplier exceeded the market value of the contract at the time of termination. Additionally, Strategic Energy's results of operations may be affected by increased bad debt expense if retail customers failed to satisfy their contractual obligations to pay Strategic Energy for electricity.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

KCP&L Generation Resources

	Unit	Year Completed	Estimated 2007 MW Capacity	Primary Fuel
Base Load	Wolf Creek	1985	548 [(a)]	Nuclear
	Iatan No. 1	1980	460 [(a) (b)]	Coal
	LaCygne No. 2	1977	341 [(a)]	Coal
	LaCygne No. 1	1973	368 [(a)]	Coal
	Hawthorn No. 5 [(c)]	1969	563	Coal
	Montrose No. 3	1964	176	Coal
	Montrose No. 2	1960	164	Coal
	Montrose No. 1	1958	170	Coal
Peak Load	West Gardner Nos. 1, 2, 3 and 4 [(d)]	2003	308	Natural Gas
	Osawatomie [(d)]	2003	77	Natural Gas
	Hawthorn No. 9 [(e)]	2000	130	Natural Gas
	Hawthorn No. 8 [(d)]	2000	77	Natural Gas
	Hawthorn No. 7 [(d)]	2000	77	Natural Gas
	Hawthorn No. 6 [(d)]	1997	136	Natural Gas
	Northeast Nos. 17 and 18 [(e)]	1977	117	Oil
	Northeast Nos. 15 and 16 [(e)]	1975	116	Oil
	Northeast Nos. 13 and 14 [(e)]	1976	114	Oil
	Northeast Nos. 11 and 12 [(e)]	1972	111	Oil
	Northeast Black Start Unit	1985	2	Oil
Wind	Spearville Wind Energy Facility [(f)]	2006	-	Wind
Total			4,055	

(a) KCP&L's share of a jointly owned unit.
(b) The Iatan No. 2 air permit limits KCP&L's accredited capacity of Iatan No. 1 to 460 MWs from 469 MWs until the air quality control equipment included in the comprehensive energy plan is operational.
(c) The Hawthorn Generating Station returned to commercial operation in 2001 with a new boiler, air quality control equipment and an uprated turbine following a 1999 explosion.
(d) Combustion turbines.
(e) Heat Recovery Steam Generator portion of combined cycle.
(f) In 2006, KCP&L completed the 100.5 MW Spearville Wind Energy Facility in Spearville, KS. Wind is not currently eligible for accredited capacity under SPP reliability standards.

KCP&L owns the Hawthorn Station (Jackson County, Missouri), Montrose Station (Henry County, Missouri), Northeast Station (Jackson County, Missouri), West Gardner Station (Johnson County, Kansas), Osawatomie Station (Miami County, Kansas) and Spearville Wind Energy Facility (Ford County, Kansas). KCP&L also owns 50% of the 736 MW LaCygne No. 1 and 682 MW LaCygne No. 2 (Linn County, Kansas), 70% of the 657 MW Iatan No. 1 (Platte County, Missouri) and 47% of the 1,166 MW Wolf Creek Unit (Coffey County, Kansas). See Note 6 to the consolidated financial statements for information regarding KCP&L's comprehensive energy plan and the construction of new generation capacity.

KCP&L Transmission and Distribution Resources

KCP&L's electric transmission system interconnects with systems of other utilities for reliability and to permit wholesale transactions with other electricity suppliers. KCP&L owns over 1,700 miles of transmission lines, approximately 9,000 miles of overhead distribution lines and over 3,800 miles of underground distribution lines in Missouri and Kansas. KCP&L has all the franchises necessary to sell electricity within its retail service territory. KCP&L's transmission and distribution systems are continuously monitored for adequacy to meet customer needs. Management believes the current systems are adequate to serve its customers.

KCP&L General

KCP&L's principal plants and properties, insofar as they constitute real estate, are owned in fee simple except for the Spearville Wind Energy Facility, which is on land held under easements. Certain other facilities are located on premises held under leases, permits or easements. KCP&L electric transmission and distribution systems are for the most part located over or under highways, streets, other public places or property owned by others for which permits, grants, easements or licenses (deemed satisfactory but without examination of underlying land titles) have been obtained.

Substantially all of the fixed property and franchises of KCP&L, which consists principally of electric generating stations, electric transmission and distribution lines and systems, and buildings subject to exceptions and reservations, are subject to a General Mortgage Indenture and Deed of Trust dated as of December 1, 1986. General mortgage bonds totaling $159.3 million were outstanding at December 31, 2006.

ITEM 3. LEGAL PROCEEDINGS

KCP&L Missouri Rate Cases

On February 1, 2007, KCP&L filed a retail rate case with the MPSC, requesting an annual rate increase effective January 1, 2008, of approximately $45 million over current levels. Hearings on this case are expected to begin in the fall of 2007, with a decision expected in December 2007.

On February 1, 2006, KCP&L filed a request with the MPSC to increase annual rates $55.8 million for customers served in Missouri. The amount of the request was based, among other things, on a return on equity of 11.5% and an adjusted equity ratio of 53.8%. On December 21, 2006, the MPSC issued its order with an effective date of December 31, 2006. The order approved an approximate $51 million increase in annual revenues, reflecting an authorized return on equity of 11.25%. Approximately $22 million of the rate increase results from additional amortization to help maintain cash flow levels. The rates established by the order reflect an annual offset of approximately $69 million ($39 million Missouri jurisdiction) related to annual non-firm wholesale electric sales margin. The amount by which the actual margin amount is higher than this level will be recorded as a regulatory liability and reflected in KCP&L's next rate case. The order established, for regulatory purposes, annual pension cost recovery for the period beginning January 1, 2007, of approximately $35 million ($19 million Missouri jurisdiction), which excludes allocations to the other joint owners of generation facilities and capitalized amounts. The order also established, effective January 1, 2006, a regulatory asset or liability as appropriate for amounts arising from defined benefit plan settlements and curtailments which will be amortized over a five-year period beginning with the effective date of rates approved in KCP&L's next rate case. The rates set by the order also reflect the MPSC's decisions on various other accounting and regulatory matters. Appeals of the December 21, 2006, order of the MPSC authorizing an increase in annual rates of approximately $51 million were filed in February 2007 with the Circuit Court of Cole County, Missouri, by the Office of Public Counsel, Praxair, Inc., and Trigen-Kansas City Energy Corporation. The appeals seek to set aside or remand the order to the MPSC. Although subject to the appeals, the MSPC order remains in effect pending the court's decision.

KCP&L Kansas Rate Case

On February 1, 2006, KCP&L filed a request with KCC to increase annual rates $42.3 million for customers served in Kansas. KCP&L reached a negotiated settlement of its request with certain parties to the rate proceedings, and filed a Stipulation and Agreement (Agreement) on September 29, 2006, containing the settlement with KCC. On December 4, 2006, KCC issued its order approving the Agreement in its entirety. The order approved a $29 million increase in annual revenues effective January 1, 2007, with $4 million of that amount resulting from additional depreciation to help maintain cash flow levels. The order also approved various accounting and other matters, including but not limited to: (i) establishing, for regulatory purposes, annual pension cost for the period beginning January 1, 2007, of approximately $43 million ($19 million on a Kansas jurisdictional basis) through the creation of a regulatory asset or liability, as appropriate; (ii) establishing, effective January 1, 2006, a regulatory asset or liability as appropriate for amounts arising from defined benefit plan settlements and curtailments which will be amortized over a five-year period beginning with the effective date of rates approved in KCP&L's next rate case; (iii) setting at 8.5% the equity rate for the equity component of the allowance for funds used during construction rate calculation for Iatan No. 2; and (iv) the filing by KCP&L of an ECA clause in its next rate case, to be filed no later than March 1, 2007.

KCP&L Regulatory Plan Appeals

On March 28, 2005, and April 27, 2005, KCP&L filed Stipulations and Agreements with the MPSC and KCC, respectively, containing a regulatory plan and other provisions. Parties to the MPSC Stipulation and Agreement are KCP&L, the Staff of the MPSC, the City of Kansas City, Missouri, Office of Public Counsel, Praxair, Inc., Missouri Industrial Energy Consumers, Ford Motor Company, Aquila, Inc., The Empire District Electric Company, Missouri Joint Municipal Electric Utility Commission and the Missouri Department of Natural Resources. Parties to the KCC Stipulation and Agreement are KCP&L, the Staff of the KCC, Sprint Nextel Corporation and the Kansas Hospital Association.

The MPSC issued its Report and Order, approving the Stipulation and Agreement, on July 28, 2005, and KCC issued its Order Approving Stipulation and Agreement on August 5, 2005. On September 22, 2005, the Sierra Club and Concerned Citizens of Platte County, two nonprofit corporations, filed a petition for review in the Circuit Court of Cole County, Missouri, seeking to review and set aside the MPSC Report and Order. On March 13, 2006, the Circuit Court affirmed the MPSC Report and Order, and the Sierra Club and Concerned Citizens of Platte County appealed to the Missouri Court of Appeals for the Western District. On October 21, 2005, the Sierra Club filed a petition for review in the District Court of Shawnee County, Kansas, seeking to set aside or remand KCC order. On May 1, 2006, the District Court denied the petition, and the Sierra Club appealed to the Kansas Court of Appeals. Although subject to the appeals, the MPSC and KCC orders remain in effect pending the courts' decisions.

Kansas City Power & Light Company v. Union Pacific Railroad Company

On October 12, 2005, KCP&L filed a rate complaint case with the Surface Transportation Board (STB) charging that Union Pacific Railroad Company's (Union Pacific) rates for transporting coal from the PRB in Wyoming to KCP&L's Montrose Station are unreasonably high. Prior to the end of 2005, the rates were established under a contract with Union Pacific. Efforts to extend the term of the contract were unsuccessful and Union Pacific is the only service for coal transportation from the PRB to Montrose Station. KCP&L charged that Union Pacific possesses market dominance over the traffic and requested the STB prescribe maximum reasonable rates.

In February 2006, the STB instituted a rulemaking to address issues regarding the cost test used in rail rate cases and the proper calculation of rail rate relief. As part of that order, the STB delayed hearing KCP&L's case pending the outcome of the rulemaking, and declared that the results of the rulemaking would apply to KCP&L's test. On October 30, 2006, the STB issued its decision, adopting the proposals set out in its rulemaking. This decision has been appealed by other parties to the Federal Circuit Court of Appeals for the District of Columbia. In July 2006, the STB directed KCP&L and Union Pacific to file comments in September 2006 on whether KCP&L's complaint is within the STB's jurisdiction. If the STB determines it does have jurisdiction, KCP&L anticipates a ruling on its case in the second half of 2008. Until the STB case is decided, KCP&L is paying the higher tariff rates subject to refund.

Hawthorn No. 5 Litigation
In 1999, there was a boiler explosion at KCP&L's Hawthorn No. 5 generating unit, which was subsequently reconstructed and returned to service. National Union Fire Insurance Company of Pittsburgh, Pennsylvania (National Union) and Reliance National Insurance had issued a $200 million primary insurance policy and Travelers Indemnity Company of Illinois (Travelers) had issued a $100 million secondary insurance policy covering Hawthorn No. 5. A dispute arose among KCP&L, National Union and Travelers regarding the amount payable under these insurance policies for the reconstruction of Hawthorn No. 5 and replacement power expenses. KCP&L filed suit against these two insurers, which was settled with the payment of the policy limit of the primary insurance policy (less the deductible amount), and with a $10 million payment by Travelers under its insurance policy.

KCP&L also filed suit in 2001 against multiple defendants who were alleged to have responsibility for the Hawthorn No. 5 boiler explosion. KCP&L and National Union entered into a subrogation allocation agreement under which recoveries in this suit were generally allocated 55% to National Union and 45% to KCP&L. Various defendants settled with KCP&L, and KCP&L received a judgment against the final remaining defendant in 2006. In 2005, Travelers filed suit against National Union in the U.S. District Court for the Eastern District of Missouri, asserting that it was entitled to reimbursement or subrogation for the $10 million it paid to KCP&L from money recovered by KCP&L and National Union in the subrogation case. On June 19, 2006, KCP&L was added as a defendant to this case. The case was subsequently transferred to, and is pending in, the U.S. District Court for the Western District of Missouri.

Iatan Station Air Permit
On January 31, 2006, the Missouri Department of Natural Resources issued an air permit to KCP&L for the construction of Iatan No. 2 and modifications to Iatan No. 1. The Sierra Club appealed the issuance of this permit to the Missouri Air Conservation Commission, and on September 29, 2006, filed a motion requesting that construction work on Iatan No. 2 be stayed during the pendency of the appeal. The motion was denied on October 18, 2006. A hearing on this appeal has been scheduled for March 2007. The permit remains in effect pending the outcome of the appeal.

Weinstein v. KLT Telecom
Richard D. Weinstein (Weinstein) filed suit against KLT Telecom Inc. (KLT Telecom) in September 2003 in the St. Louis County, Missouri Circuit Court. KLT Telecom acquired a controlling interest in DTI Holdings, Inc. (Holdings) in February 2001 through the purchase of approximately two-thirds of the Holdings stock held by Weinstein. In connection with that purchase, KLT Telecom entered into a put option in favor of Weinstein, which granted Weinstein an option to sell to KLT Telecom his remaining shares of Holdings stock. The put option provided for an aggregate exercise price for the remaining shares equal to their fair market value with an aggregate floor amount of $15 million and was exercisable between September 1, 2003, and August 31, 2005. In June 2003, the stock of Holdings was cancelled and extinguished pursuant to the joint Chapter 11 plan confirmed by the Bankruptcy Court. In September 2003, Weinstein delivered a notice of exercise of his claimed rights under the put option. KLT Telecom rejected the notice of exercise, and Weinstein filed suit alleging breach of contract. Weinstein sought damages of at least $15 million, plus statutory interest. In April 2005, summary judgment was granted in favor of KLT Telecom, and Weinstein appealed this judgment to the Missouri Court of Appeals for the Eastern District. On May 16, 2006, the Court of Appeals affirmed the judgment. Weinstein filed a motion for transfer of this case to the Missouri Supreme Court, which was granted. Oral arguments have been held and the case is pending the decision of the court. The $15 million reserve has not been reversed pending the outcome of the appeal process.

Tech Met, Inc., et al. v. Strategic Energy
On November 21, 2005, a class action complaint for breach of contract was filed against Strategic Energy in the Court of Common Pleas of Allegheny County, Pennsylvania. The five named plaintiffs purportedly represent the interests of customers in Pennsylvania who entered into Power Supply Coordination Service Agreements (Agreement) for electricity service. The complaint seeks monetary damages, attorney fees and costs and a declaration that the customers may terminate their Agreement with Strategic Energy. In response to Strategic Energy's preliminary objections, the plaintiffs have filed an amended complaint. Strategic Energy has been granted an indefinite period of time to respond to this amended complaint.

Other Proceedings
The companies are parties to various other lawsuits and regulatory proceedings in the ordinary course of their respective businesses. For information regarding other lawsuits and proceedings, see Notes 5, 13 and 15 to the consolidated financial statements. Such descriptions are incorporated herein by reference.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

During the fourth quarter of 2006, no matter was submitted to a vote of security holders through the solicitation of proxies or otherwise for either Great Plains Energy or KCP&L.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

GREAT PLAINS ENERGY
Great Plains Energy common stock is listed on the New York Stock Exchange under the symbol GXP. At February 21, 2007, Great Plains Energy's common stock was held by 13,249 shareholders of record. Information relating to market prices and cash dividends on Great Plains Energy's common stock is set forth in the following table.

	Common Stock Price Range				Common Stock Dividends Declared		
	2006		2005				
Quarter	High	Low	High	Low	2007	2006	2005
First	$ 29.32	$ 27.89	$ 31.61	$ 29.56	$ 0.415 [a]	$ 0.415	$ 0.415
Second	28.99	27.33	32.25	29.77		0.415	0.415
Third	31.43	27.70	32.63	29.82		0.415	0.415
Fourth	32.80	31.13	30.23	27.27		0.415	0.415

[a] Declared February 6, 2007.

Regulatory Restrictions
Under stipulations with the MPSC and KCC, Great Plains Energy has committed to maintain consolidated common equity of not less than 30%.

Dividend Restrictions
Great Plains Energy's Articles of Incorporation contain certain restrictions on the payment of dividends on Great Plains Energy's common stock in the event common equity falls to 25% of total capitalization. If preferred stock dividends are not declared and paid when scheduled, Great Plains Energy could not declare or pay common stock dividends or purchase any common shares. If the unpaid preferred stock

dividends equal four or more full quarterly dividends, the preferred shareholders, voting as a single class, could elect members to the Board of Directors.

Equity Compensation Plan

The Company's Long-Term Incentive Plan is an equity compensation plan approved by its shareholders. The Long-Term Incentive Plan permits the grant of restricted stock, stock options, limited stock appreciation rights and performance shares to officers and other employees of the Company and its subsidiaries. The following table provides information, as of December 31, 2006, regarding the number of common shares to be issued upon exercise of outstanding options, warrants and rights, their weighted average exercise price, and the number of shares of common stock remaining available for future issuance under the Long-Term Incentive Plan. The table excludes shares issued or issuable under Great Plains Energy's defined contribution savings plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	364,183 [(1)]	$ 25.52 [(2)]	1,878,929
Equity compensation plans not approved by security holders	-	-	-
Total	364,183	$ 25.52	1,878,929

(1) Includes 254,711 performance shares at target performance levels and options for 109,472 shares of Great Plains Energy common stock outstanding at December 31, 2006.

(2) The 254,711 performance shares have no exercise price and therefore are not reflected in the weighted average exercise price.

Purchases of Equity Securities
The following table provides information regarding purchases by the Company of its equity securities during the fourth quarter of 2006.

Issuer Purchases of Equity Securities				
Month	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
October 1 - 31	4,777 [(1)]	$31.12	-	N/A
November 1 - 30	3,042 [(1)]	32.18	-	N/A
December 1 - 31	-	-	-	N/A
Total	7,819	$31.53	-	N/A

(1) Represents shares of common stock surrendered to the Company by certain officers to pay taxes related to the vesting of restricted common stock.

KCP&L
KCP&L is a wholly owned subsidiary of Great Plains Energy, which holds the one share of issued and outstanding KCP&L common stock.

Regulatory Restrictions
Under the Federal Power Act, KCP&L can pay dividends only out of retained or current earnings. Under stipulations with the MPSC and KCC, KCP&L has committed to maintain consolidated common equity of not less than 35%.

Equity Compensation Plan
KCP&L does not have an equity compensation plan; however, KCP&L officers participate in Great Plains Energy's Long-Term Incentive Plan.

ITEM 6. SELECTED FINANCIAL DATA

Year Ended December 31	2006	As Adjusted 2005 [d]	As Adjusted 2004 [d]	As Adjusted 2003 [d]	As Adjusted 2002 [d]
Great Plains Energy [a]		(dollars in millions except per share amounts)			
Operating revenues	$ 2,675	$ 2,605	$ 2,464	$ 2,148	$ 1,802
Income from continuing operations [b]	$ 128	$ 164	$ 175	$ 189	$ 136
Net income	$ 128	$ 162	$ 183	$ 144	$ 125
Basic earnings per common share from continuing operations	$ 1.62	$ 2.18	$ 2.41	$ 2.71	$ 2.15
Basic earnings per common share	$ 1.62	$ 2.15	$ 2.51	$ 2.06	$ 1.98
Diluted earnings per common share from continuing operations	$ 1.61	$ 2.18	$ 2.41	$ 2.71	$ 2.15
Diluted earnings per common share	$ 1.61	$ 2.15	$ 2.51	$ 2.06	$ 1.98
Total assets at year end	$ 4,336	$ 3,842	$ 3,796	$ 3,694	$ 3,521
Total redeemable preferred stock, mandatorily redeemable preferred securities and long-term debt (including current maturities)	$ 1,142	$ 1,143	$ 1,296	$ 1,347	$ 1,332
Cash dividends per common share	$ 1.66	$ 1.66	$ 1.66	$ 1.66	$ 1.66
SEC ratio of earnings to fixed charges	3.20	3.60	3.54	4.22	2.98
Consolidated KCP&L [a]					
Operating revenues	$ 1,140	$ 1,131	$ 1,092	$ 1,057	$ 1,013
Income from continuing operations [c]	$ 149	$ 144	$ 145	$ 125	$ 102
Net income	$ 149	$ 144	$ 145	$ 116	$ 95
Total assets at year end	$ 3,859	$ 3,340	$ 3,335	$ 3,315	$ 3,143
Total redeemable preferred stock, mandatorily redeemable preferred securities and long-term debt (including current maturities)	$ 977	$ 976	$ 1,126	$ 1,336	$ 1,313
SEC ratio of earnings to fixed charges	4.11	3.87	3.37	3.68	2.87

(a) Great Plains Energy's and KCP&L's consolidated financial statements include results for all subsidiaries in operation for the periods presented.

(b) This amount is before discontinued operations of $(1.9), $7.3, $(44.8) and $(7.5) in 2005 through 2002, respectively. In 2002, this amount is before a $3.0 million cumulative effect of a change in accounting principle.

(c) This amount is before discontinued operations of $(8.7) and $(4.0) million in 2003 and 2002. In 2002, this amount is before a $3.0 million cumulative effect of a change in accounting principle.

(d) See Note 5 to the consolidated financial statements for information regarding Wolf Creek refueling outage costs and an associated change in accounting principle.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The MD&A that follows is a combined presentation for Great Plains Energy and consolidated KCP&L, both registrants under this filing. The discussion and analysis by management focuses on those factors that had a material effect on the financial condition and results of operations of the registrants during the periods presented.

Great Plains Energy is a public utility holding company and does not own or operate any significant assets other than the stock of its subsidiaries. Great Plains Energy's direct subsidiaries with operations or active subsidiaries are KCP&L, KLT Inc., IEC and Services. As a diversified energy company, Great Plains Energy's reportable business segments include KCP&L and Strategic Energy.

Executive Summary

Great Plains Energy's 2006 earnings were characterized by higher fuel costs, lower prices for wholesale sales and coal conservation in the first half of the year, partially offset by lower purchased power expense and higher retail revenue at KCP&L, as well as higher average retail gross margins per MWh without the impact of unrealized fair value gains and losses at Strategic Energy. Earnings for 2006 also reflect the absence of tax benefits experienced at KCP&L in 2005 and lower delivered volumes at Strategic Energy.

In 2006, KCP&L completed the Spearville Wind Energy Facility and received rate orders from the MPSC and KCC. KCP&L began construction of Iatan No.2, continued to make progress on environmental upgrades at existing facilities and implemented customer affordability and efficiency programs.

Anticipated Acquisition of Aquila, Inc.

In February 2007, Great Plains Energy entered into an agreement to acquire Aquila. Immediately prior to Great Plains Energy's acquisition of Aquila, Black Hills Corporation will acquire Aquila's electric utility in Colorado and its gas utilities in Colorado, Kansas, Nebraska and Iowa plus associated liabilities for a total of $940 million in cash, subject to closing adjustments. Each of the two transactions is conditioned on the completion of the other transaction and is expected to close in 2008. Management believes the anticipated acquisition will allow Great Plains Energy to expand its operations in a manner consistent with its strategic intent. Great Plains Energy entered into the transaction agreements with the expectation that the acquisition would result in various benefits to it and KCP&L including, among other things, synergies, cost savings and operating efficiencies. Assuming that such efficiencies are achieved and taking into account the anticipated cost of achieving such synergies, the transaction is expected to be modestly dilutive to earnings per share in 2008 and accretive beginning in 2009. See Note 3 to the consolidated financial statements for additional information.

EXECUTING ON STRATEGIC INTENT

KCP&L's Comprehensive Energy Plan

KCP&L continues to make progress in implementing its comprehensive energy plan under orders received from the MPSC and KCC in 2005. During 2006, KCP&L completed the Spearville Wind Energy Facility, a 100.5 MW wind project in western Kansas. KCP&L also entered into certain procurement and engineering agreements for other comprehensive energy plan projects, and further refined its cost estimates and schedules as contracting and engineering progressed. See Note 6 to the consolidated financial statements for the comprehensive energy plan estimated capital expenditures by project.

The estimated capital expenditures include prices for labor and materials that reflect current and expected market conditions. They also include contingencies that reflect, among other things, the currently foreseen risks of those future market conditions as well as risks associated with global sourcing of materials. The demand for environmental projects has increased substantially, with many utilities in the United States starting similar projects to address changing environmental regulations. This demand has constrained labor and material resources resulting in a significant escalation in the cost of, and extension of scheduled completion times for, environmental retrofits. Because of the magnitude of the comprehensive energy plan projects and the length of the implementation period, the actual expenditures, scope and timing of any or all of these projects that have not been completed may differ materially from these estimates.

Construction of Iatan No. 2 is underway and on schedule for completion in 2010. KCP&L has approximately 50% of the total estimated cost of the project under firm contracts. The estimated range of capital expenditures for Iatan No. 2 includes items that are customarily excluded in calculating the installed cost per KW of a generating plant such as rail cars, substation expansion, interconnection upgrades, off-site improvements, solid waste landfill and operating spare parts. Excluding these items, the currently estimated installed cost for Iatan No. 2 ranges from approximately $1,700/KW to $1,875/KW, which KCP&L management believes is competitive with other similar projects to be built in the same timeframe.

The first phase of environmental upgrades at LaCygne No. 1, installation of selective catalytic reduction equipment, began in late 2005 and is expected to be in-service for the summer of 2007. KCP&L has almost all of the total estimated cost for the first phase under firm contract. The second phase of environmental upgrades at LaCygne No. 1 is expected to start design in 2007, and the market conditions noted above could impact the scope and timing. Iatan No. 1 environmental upgrades are on schedule with approximately 70% of the total estimated costs under firm contract.

In 2006, KCP&L implemented several pilot affordability, energy efficiency and demand response programs in Missouri and Kansas as well as distribution automation system improvements. Results from the implemented pilot programs have demonstrated an ability to manage KCP&L's customers' retail load requirements and by the end of 2006, KCP&L had developed the capability to effect a 60 MW reduction in retail load requirements. These results are evidenced by the success of KCP&L's Energy Optimizer (a residential air conditioning cycling program), MPower (a commercial/industrial curtailment program) and distribution automation investments such as dynamic voltage control. Additionally in 2006, KCC initiated a general investigation into strategies for improving energy efficiency. The general issues that KCC is investigating relates to when and how utilities should promote energy efficiency by their customers and what ratemaking treatment, including special mechanisms, is appropriate or desirable. This investigation provides a significant opportunity for the continued development of policies and regulations in Kansas designed to promote energy efficiency.

KCP&L Regulatory Proceedings

In December 2006, KCP&L received rate orders from the MPSC and KCC authorizing annual rate increases of $51 million and $29 million, respectively. The ordered rates were implemented January 1, 2007. See Note 6 to the consolidated financial statements for additional information. In February 2007, KCP&L filed a request with the MPSC for an annual rate increase of approximately $45 million. KCP&L is required to file a rate request with KCC on March 1, 2007.

KCP&L BUSINESS OVERVIEW

KCP&L is an integrated, regulated electric utility that engages in the generation, transmission, distribution and sale of electricity. KCP&L has over 4,000 MWs of generating capacity and has transmission and distribution facilities that provide electricity to over 505,000 customers in the states of

Missouri and Kansas. KCP&L has continued to experience modest load growth. Load growth consists of higher usage per customer and the addition of new customers. Retail electricity rates are below the national average.

KCP&L's residential customers' usage is significantly affected by weather. Bulk power sales, the major component of wholesale sales, vary with system requirements, generating unit and purchased power availability, fuel costs and requirements of other electric systems. Less than 1% of revenues include an automatic fuel adjustment provision. KCP&L's coal base load equivalent availability factor was 83% in 2006 compared to 82% in 2005.

KCP&L's nuclear unit, Wolf Creek, accounts for approximately 20% of its base load capacity. In 2006, WCNOC submitted an application for a new operating license for Wolf Creek with the NRC, which would extend Wolf Creek's operating period to 2045. The NRC may take up to two years to rule on the application. Wolf Creek's most recent refueling outage was in October 2006 and lasted 35 days. The next refueling outage is scheduled to begin in March 2008. In 2006, KCP&L changed the method of accounting for the Wolf Creek refueling outage and retrospectively adjusted prior periods. See Note 5 to the consolidated financial statements for additional information.

The fuel cost per MWh generated and the purchased power cost per MWh have a significant impact on the results of operations for KCP&L. Generation fuel mix can substantially change the fuel cost per MWh generated. Nuclear fuel cost per MWh generated is substantially less than the cost of coal per MWh generated, which is significantly lower than the cost of natural gas and oil per MWh generated. The cost per MWh for purchased power is generally significantly higher than the cost per MWh of coal and nuclear generation. KCP&L continually evaluates its system requirements, the availability of generating units, availability and cost of fuel supply and purchased power, and the requirements of other electric systems to provide reliable power economically.

Management expects its cost of nuclear fuel to remain relatively stable through 2009 because of contracts in place. Between 2010 and 2018, management anticipates the cost of nuclear fuel to increase approximately 30% to 50% due to higher contracted prices and market conditions. Even with this anticipated increase, management expects nuclear fuel cost per MWh generated to remain less than the cost of other fuel sources.

Approximately 98% of KCP&L's coal requirements come from the PRB and are transported on the Burlington Northern Santa Fe and the Union Pacific railroads, both of which had experienced longer cycle times for coal deliveries in 2004 and 2005. In 2006, KCP&L's coal shipments improved significantly, inventory levels improved and KCP&L suspended its coal conservation measures implemented in 2005. Management continues to monitor the situation closely and steps will be taken, as necessary, to maintain an adequate energy supply for KCP&L's retail load and firm MWh sales. However, an inability to obtain timely delivery of coal to meet generation requirements in the future could materially impact KCP&L's results of operations by increasing its cost to serve its retail customers and/or reducing wholesale MWh sales.

STRATEGIC ENERGY BUSINESS OVERVIEW

Great Plains Energy indirectly owns 100% of Strategic Energy. Strategic Energy does not own any generation, transmission or distribution facilities. Strategic Energy provides competitive retail electricity supply services by entering into power supply contracts to supply electricity to its end-use customers. Of the states that offer retail choice, Strategic Energy operates in California, Illinois, Maryland, Massachusetts, Michigan, New Jersey, New York, Ohio, Pennsylvania and Texas. Strategic Energy has begun expansion into Connecticut.

In addition to competitive retail electricity supply services, Strategic Energy also provides strategic planning, consulting and billing and scheduling services in the natural gas and electricity markets. The cost of supplying electric service to retail customers can vary widely by geographic market. This variability can be affected by many factors, including, but not limited to, geographic differences in the cost per MWh of purchased power, renewable energy requirements and capacity charges due to regional purchased power availability and requirements of other electricity providers and differences in transmission charges.

Strategic Energy provides services to approximately 88,200 commercial, institutional and small manufacturing accounts for approximately 25,000 customers including numerous Fortune 500 companies, smaller companies and governmental entities. Strategic Energy offers an array of products designed to meet the various requirements of a diverse customer base including fixed price, index-based and month-to-month renewal products. Strategic Energy's volume-based customer retention rate, excluding month-to-month customers on market-based rates for 2006 was 61%. The corresponding volume-based customer retention rates including month-to-month customers on market-based rates was 71%. Retention rates for 2006 were lower than Strategic Energy has experienced in recent years. The decline is attributable to customer contract expirations in midwestern states where the savings competitive suppliers can offer to customers are limited or in some cases unavailable due to host utility default rates that are not aligned with market prices for power. In these states, customers can receive lower rates from the host utility and are choosing to return to host utility service as their contracts with Strategic Energy expire. Management expects to have continued difficulty competing in these states until more competitive market-driven pricing mechanisms are in place or market prices for power decrease below host utility rates.

Management has focused sales and marketing efforts on states that currently provide a more competitive pricing environment in relation to host utility default rates. In these states, Strategic Energy continues to experience improvement in certain key metrics, including strong forecasted future MWh commitments (backlog) growth and longer contract durations. As a result, total backlog grew to 32.8 million MWh at December 31, 2006, compared to 18.3 million MWh at December 31, 2005. Average contract durations grew to 18 months in 2006 from 17 months in 2005. Based solely on expected MWh usage under current signed contracts, Strategic Energy has backlog of 14.7 million MWh, 8.9 million MWh and 4.1 million MWh for the years 2007 through 2009, respectively, and 5.1 million MWh over the years 2010 through 2012. Strategic Energy's projected MWh deliveries for 2007 are in the range of 18 to 22 million MWhs. Strategic Energy expects to deliver additional MWhs above amounts currently in backlog through new and renewed term contracts and MWh deliveries to month-to-month customers.

Strategic Energy currently expects the average retail gross margin per MWh (retail revenues less retail purchased power divided by retail MWhs delivered) delivered in 2007 to average $4.35 to $5.35. This range excludes unrealized changes in fair value of non-hedging energy contracts and from hedge ineffectiveness because management does not predict the future impact of these unrealized changes. Actual retail gross margin per MWh may differ from these estimates.

RELATED PARTY TRANSACTIONS

See Note 12 to the consolidated financial statements for information regarding related party transactions.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts and related disclosures. Management considers an accounting estimate to be critical if it requires assumptions to be made that were uncertain at the time the estimate was made and changes in the estimate or different estimates that could have been used could have a material impact on the results of operations and financial position. Management has identified the following accounting policies deemed critical to the understanding of the companies' results of operations and financial position. Management has discussed the development and selection of these critical accounting policies with the Audit Committee of the Board of Directors.

Pensions

The companies incur significant costs in providing non-contributory defined pension benefits. The costs are measured using actuarial valuations that are dependent upon numerous factors derived from actual plan experience and assumptions of future plan experience.

Pension costs are impacted by actual employee demographics (including age, compensation levels and employment periods), the level of contributions made to the plan, earnings on plan assets and plan amendments. In addition, pension costs are also affected by changes in key actuarial assumptions, including anticipated rates of return on plan assets and the discount rates used in determining the projected benefit obligation and pension costs.

These actuarial assumptions are updated annually at the beginning of the plan year. In selecting an assumed discount rate, the prevailing market rate of fixed income debt instruments with maturities matching the expected timing of the benefit obligation was considered. The assumed rate of return on plan assets was developed based on the weighted average of long-term returns forecast for the expected portfolio mix of investments held by the plan. These assumptions are based on management's best estimates and judgment; however, material changes may occur if these assumptions differ from actual events. See Note 8 to the consolidated financial statements for information regarding the assumptions used to determine benefit obligations and net costs.

The following table reflects the sensitivities associated with a 0.5% increase or a 0.5% decrease in key actuarial assumptions. Each sensitivity reflects the impact of the change based on a change in that assumption only.

Actuarial assumption	Change in Assumption	Impact on Projected Benefit Obligation	Impact on 2006 Pension Expense
		(millions)	
Discount rate	0.5% increase	$ (34.1)	$ (2.9)
Rate of return on plan assets	0.5% increase	-	(1.8)
Discount rate	0.5% decrease	36.2	3.0
Rate of return on plan assets	0.5% decrease	-	1.8

KCP&L recorded pension expense reflecting orders from the MPSC and KCC that established annual pension costs at $22 million for 2006 and 2005. Expected 2007 pension expense will approximate $35 million after allocations to the other joint owners of generating facilities and capitalized amounts consistent with the December 2006 MPSC and KCC rate orders. The difference between pension costs under SFAS No. 87, "Employers' Accounting for Pensions" and SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits" and the amount allowed for ratemaking is recorded as a regulatory asset or liability for future ratemaking recovery or refunds, as appropriate. See Note 8 to the consolidated financial statements for additional information.

Market conditions and interest rates significantly affect the future assets and liabilities of the plan. It is difficult to predict future pension costs, changes in pension liability and cash funding requirements due to volatile market conditions.

Regulatory Matters

As a regulated utility, KCP&L is subject to the provisions of SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation." Accordingly, KCP&L has recorded assets and liabilities on its balance sheet resulting from the effects of the ratemaking process, which would not otherwise be recorded under GAAP. Regulatory assets represent incurred costs that are probable of recovery from future revenues. Regulatory liabilities represent amounts imposed by rate actions of KCP&L's regulators that may require refunds to customers, represent amounts provided in current rates that are intended to recover costs that are expected to be incurred in the future for which KCP&L remains accountable, or represent a gain or other reduction of allowable costs to be given to customers over future periods. Future recovery of regulatory assets is not assured, but is generally subject to review by regulators in rate proceedings for matters such as prudence and reasonableness. Future reductions in revenue or refunds for regulatory liabilities generally are not mandated, pending future rate proceedings or actions by the regulators. Management regularly assesses whether regulatory assets and liabilities are probable of future recovery or refund by considering factors such as decisions by the MPSC, KCC or FERC on KCP&L's rate case filings; decisions in other regulatory proceedings, including decisions related to other companies that establish precedent on matters applicable to KCP&L; and changes in laws and regulations. If recovery or refund of regulatory assets or liabilities is not approved by regulators or is no longer deemed probable, these regulatory assets or liabilities are recognized in the current period results of operations. KCP&L's continued ability to meet the criteria for application of SFAS No. 71 may be affected in the future by restructuring and deregulation in the electric industry. In the event that SFAS No. 71 no longer applied to a deregulated portion of KCP&L's operations, the related regulatory assets and liabilities would be written off unless an appropriate regulatory recovery mechanism is provided. Additionally, these factors could result in an impairment on utility plant assets as determined pursuant to SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets." See Note 6 to the consolidated financial statements for more information.

Energy and Energy-Related Contract Accounting

Strategic Energy generally purchases power under forward physical delivery contracts to supply electricity to its retail energy customers under full requirement sales contracts. The full requirements sales contracts and the forward physical delivery contracts meet the accounting definition of a derivative; however, Strategic Energy applies the normal purchases and normal sales (NPNS) exception accounting treatment on full requirement sales contracts. Derivative contracts designated as NPNS are accounted for by accrual accounting, which requires the effects of the derivative to be recorded when the underlying contract settles.

Strategic Energy has historically designated the majority of the forward physical delivery contracts as NPNS; however, as certain markets continue to develop, some derivative instruments may no longer qualify for the NPNS exception. As such, Strategic Energy is designating these forward physical delivery contracts as cash flow hedges, which could result in future increased volatility in derivative assets and liabilities, other comprehensive income (OCI) and net income. Under cash flow hedge accounting, the fair value of the contract is recorded as a current or long-term derivative asset or liability. Subsequent changes in the fair value of the derivative assets and liabilities are recorded on a net basis in OCI and subsequently reclassified to purchased power expense in Great Plains Energy's consolidated statement of income as the power is delivered and/or the contract settles. Accordingly, the increase in derivatives accounted for as cash flow hedges and the corresponding decrease in derivatives accounted for as NPNS transactions may affect the timing and nature of accounting recognition, but does not change the underlying economic results.

The fair value of forward purchase derivative contracts that do not meet the requirements for the NPNS exception or cash flow hedge accounting are recorded as current or long-term derivative assets or liabilities. Changes in the fair value of these contracts could result in operating income volatility as changes in the associated derivative assets and liabilities are recorded in purchased power expense in Great Plains Energy's consolidated statement of income.

Strategic Energy's derivative assets and liabilities consist of a combination of energy and energy-related contracts. While some of these contracts represent commodities or instruments for which prices are available from external sources, other commodities and certain contracts are not actively traded and are valued using modeling techniques to determine expected future market prices. The market prices used to determine fair value reflect management's best estimate considering time, volatility and historical trends. Future market prices may vary from those used in recording energy assets and liabilities at fair value and such variations could be significant.

Market prices for energy and energy-related commodities vary based upon a number of factors. Changes in market prices will affect the recorded fair value of energy contracts. Changes in the fair value of energy contracts will affect operating income in the period of the change for contracts under fair value accounting and OCI in the period of change for contracts under cash flow hedge accounting, while changes in forward market prices related to contracts under accrual accounting will affect operating income in future periods to the extent those prices are realized. Management cannot predict whether, or to what extent, the factors affecting market prices may change, but those changes could be material and could be either favorable or unfavorable.

GREAT PLAINS ENERGY RESULTS OF OPERATIONS

The following table summarizes Great Plains Energy's comparative results of operations.

	2006	As Adjusted 2005	As Adjusted 2004
		(millions)	
Operating revenues	$ 2,675.3	$ 2,604.9	$ 2,464.0
Fuel	(229.5)	(208.4)	(176.8)
Purchased power	(1,516.7)	(1,429.7)	(1,300.0)
Skill set realignment costs	(9.4)	-	-
Other operating expenses	(524.4)	(527.2)	(510.5)
Depreciation and amortization	(160.5)	(153.1)	(150.1)
Gain (loss) on property	0.6	(3.5)	(5.1)
Operating income	235.4	283.0	321.5
Non-operating income (expenses)	13.2	2.7	(8.4)
Interest charges	(71.2)	(73.8)	(83.0)
Income taxes	(47.9)	(39.5)	(55.5)
Minority interest in subsidiaries	-	(7.8)	2.1
Loss from equity investments	(1.9)	(0.4)	(1.5)
Income from continuing operations	127.6	164.2	175.2
Discontinued operations	-	(1.9)	7.3
Net income	127.6	162.3	182.5
Preferred dividends	(1.6)	(1.6)	(1.6)
Earnings available for common shareholders	$ 126.0	$ 160.7	$ 180.9

2006 compared to 2005
Great Plains Energy's 2006 earnings available for common shareholders decreased to $126.0 million, or $1.61 per diluted share, from $160.7 million, or $2.15 per share, in 2005. A higher average number of common shares, primarily due to the issuance of 5.2 million shares in May 2006, diluted 2006 earnings per share by $0.08.

Consolidated KCP&L's net income increased $5.6 million in 2006 compared to 2005 due to increased retail revenues and decreased purchase power expense. These increases to net income were partially offset by costs related to skill set realignments, increased fuel expense and higher income taxes due to higher pre-tax income in 2006 and a decrease in 2005 income taxes reflecting a reduction in KCP&L's deferred tax balances as a result of a reduction in KCP&L's composite tax rate.

Strategic Energy had a net loss of $9.9 million in 2006 compared to net income of $28.2 million in 2005. The net loss was primarily the result of the after tax impact of $33.4 million in changes in fair value related to non-hedging energy contracts and from cash flow hedge ineffectiveness. Additionally, retail MWhs delivered decreased 15% in 2006 compared to 2005 but the impact to net income was partially offset by higher average retail gross margins per MWh without the impact of unrealized fair value gains and losses.

2005 compared to 2004
Great Plains Energy's 2005 earnings available for common shareholders decreased to $160.7 million, or $2.15 per share, from $180.9 million, or $2.51 per share in 2004. A higher average number of common shares diluted 2005 EPS by $0.08 primarily due to the issuance of 5.0 million shares in June 2004.

Consolidated KCP&L's net income was relatively unchanged in 2005 compared to 2004. KCP&L's net income decreased $6.5 million primarily due to higher fuel costs and purchased power prices, as well as the effects of plant outages and coal conservation on fuel mix. Higher other operating expenses were partially offset by the regulatory accounting treatment of pension expense. These decreases to net income were offset by retail revenues increasing 6% as a result of significantly warmer summer weather in 2005 compared to an unusually mild summer in 2004. Additionally, the favorable impact of sustained audit positions on the 2005 composite tax rates lowered income taxes. KCP&L's decrease was partially offset by $5.2 million in reduced losses at HSS primarily due to a 2004 impairment charge related to the 2005 sale of Worry Free.

Strategic Energy's net income decreased $14.3 million in 2005 compared to 2004. Retail MWhs delivered decreased 4% in 2005 compared to 2004. The average retail gross margin per MWh declined 14% to $5.19 in 2005. The decline in average retail gross margin per MWh in 2005 compared to 2004 was primarily due to an environment of higher and less volatile energy prices, flat to higher forward electricity prices and 2005 SECA charges in excess of recoveries. The negative impacts on average retail gross margin per MWh were partially offset by two significant opportunities to manage retail portfolio load requirements, the favorable reduction of a gross receipts tax contingency and a favorable change in fair value related to non-hedging energy contracts and from cash flow hedge ineffectiveness. Strategic Energy's 2005 income taxes decreased due to lower taxable income partially offset by $3.2 million in lower tax benefits allocated from the holding company.

Higher reductions in affordable housing investments and lower related tax credits decreased other non-regulated operations net income in 2005 compared to 2004 by $5.5 million. Discontinued operations decreased net income $9.2 million in 2005 compared to 2004, primarily due to a 2004 gain on the sale of the majority of the KLT Gas natural gas properties (KLT Gas portfolio). This gain was partially offset by 2004 losses from the wind down operations and a loss due to the write down of the KLT Gas portfolio to its estimated net realizable value.

CONSOLIDATED KCP&L RESULTS OF OPERATIONS

The following discussion of consolidated KCP&L results of operations includes KCP&L, an integrated, regulated electric utility and HSS, an unregulated subsidiary of KCP&L. In the discussion that follows, references to KCP&L reflect only the operations of the utility. The following table summarizes consolidated KCP&L's comparative results of operations.

	2006	As Adjusted 2005	As Adjusted 2004
		(millions)	
Operating revenues	$ 1,140.4	$ 1,130.9	$ 1,091.6
Fuel	(229.5)	(208.4)	(176.8)
Purchased power	(26.4)	(61.3)	(52.5)
Skill set realignment costs	(9.3)	-	-
Other operating expenses	(452.1)	(460.5)	(442.2)
Depreciation and amortization	(152.7)	(146.6)	(145.2)
Gain (loss) on property	0.6	(4.6)	(5.1)
Operating income	271.0	249.5	269.8
Non-operating income (expenses)	9.6	11.8	(1.9)
Interest charges	(61.0)	(61.8)	(74.2)
Income taxes	(70.3)	(48.0)	(53.8)
Minority interest in subsidiaries	-	(7.8)	5.1
Net income	$ 149.3	$ 143.7	$ 145.0

Consolidated KCP&L Sales Revenues and MWh Sales

	2006	% Change	2005	% Change	2004
Retail revenues			(millions)		
Residential	$ 384.3	1	$ 380.0	9	$ 347.1
Commercial	442.6	2	434.6	3	421.1
Industrial	99.8	(1)	100.9	5	96.2
Other retail revenues	8.8	3	8.6	(2)	8.7
Total retail	935.5	1	924.1	6	873.1
Wholesale revenues	190.4	(1)	192.4	(4)	200.2
Other revenues	14.5	1	14.3	(15)	16.8
KCP&L electric revenues	1,140.4	1	1,130.8	4	1,090.1
Subsidiary revenues	-	NM	0.1	(93)	1.5
Consolidated KCP&L revenues	$ 1,140.4	-	$ 1,130.9	4	$ 1,091.6

	2006	% Change	2005	% Change	2004
Retail MWh sales			(thousands)		
Residential	5,413	1	5,383	10	4,903
Commercial	7,403	2	7,292	4	6,998
Industrial	2,148	(1)	2,165	5	2,058
Other retail MWh sales	86	4	82	(3)	85
Total retail	15,050	1	14,922	6	14,044
Wholesale MWh sales	4,676	1	4,608	(30)	6,603
KCP&L electric MWh sales	19,726	1	19,530	(5)	20,647

Retail revenues increased $11.4 million in 2006 compared to 2005 primarily due to weather normalized load growth of over 1% slightly offset by the impact of weather with favorable summer weather being more than offset by mild winter weather.

Retail revenues increased $51.0 million in 2005 compared to 2004. The increase was driven by significantly warmer summer weather in 2005 compared to an unusually mild summer in 2004 and continued weather normalized load growth of approximately 2% in 2005. Residential usage per customer increased 9% in 2005, driven by a 45% increase in cooling degree days, which was 19% above normal.

The following table provides cooling degree days (CDD) and heating degree days (HDD) for the last three years at Kansas City International Airport. CDD and HDD are used to reflect the demand for energy to cool or heat homes and buildings.

	2006	% Change	2005	% Change	2004
CDD	1,724	6	1,626	45	1,118
HDD	4,052	(15)	4,780	1	4,741

Wholesale revenues decreased $2.0 million in 2006 compared to 2005 due to an 11% decrease in the average market price per MWh to $42.52 partially offset by a 1% increase in wholesale MWh sales. The decrease in average market price per MWh was primarily due to lower gas prices in 2006 compared to 2005, as well as the effects on 2005 average prices from coal conservation in the region. Additionally, wholesale revenues for 2006 include $2.5 million in litigation recoveries for the loss of use of Hawthorn No. 5 from a 1999 boiler explosion.

Wholesale revenues decreased $7.8 million in 2005 compared to 2004 due to a 30% decrease in MWhs sold, which was significantly offset by an increase in the average market price per MWh. The decrease in MWhs sold was driven by a 5% decrease in net MWhs generated as a result of coal conservation and plant outages. Additionally, retail MWh sales increased 6% in 2005 compared to 2004, which resulted in less MWhs available for wholesale sales. Average market price per MWh increased 56% to $47.82 in 2005 compared to 2004 due to warmer summer weather in 2005, higher natural gas prices, transmission constraints and coal conservation in the region.

Consolidated KCP&L Fuel and Purchased Power

Net MWhs Generated by Type	2006	% Change	2005	% Change	2004
			(thousands)		
Coal	15,056	-	14,994	(4)	15,688
Nuclear	4,395	6	4,146	(13)	4,762
Natural gas and oil	564	19	473	206	155
Wind	106	N/A	-	-	-
Total Generation	20,121	3	19,613	(5)	20,605

Fuel expense increased $21.1 million in 2006 compared to 2005 due to a 2% increase in MWhs generated, excluding wind generation, which has no fuel cost, increased coal and coal transportation costs and more natural gas generation in the fuel mix, which has higher costs compared to other fuel types. These increases were partially offset by lower natural gas prices and $3.7 million in Hawthorn No. 5 litigation recoveries. KCP&L's current coal and coal transportation contracts include higher tariff rates being charged by Union Pacific. KCP&L has filed a rate case complaint against Union Pacific with the STB and until the case is finalized, KCP&L is paying the tariff rates subject to refund. See Note 15 to the consolidated financial statements for more information.

Fuel expense increased $31.6 million in 2005 compared to 2004 despite a 5% decrease in MWhs generated due to a combination of changes in the fuel mix to higher cost generation, increased coal and coal transportation costs and increased natural gas prices. The changes in fuel mix were driven by the number and duration of plant outages as well as coal conservation measures. KCP&L's 2005 coal and coal transportation contracts were entered into at higher average prices than related 2004 contracts.

Purchased power expense decreased $34.9 million in 2006 compared to 2005. The decreases were primarily due to recording $10.8 million in Hawthorn No. 5 litigation recoveries as a reduction in purchased power expense and a 40% reduction in MWhs purchased. The reduction in MWhs purchased was due to uneconomical purchased power prices and increased net MWhs generated. In addition, capacity payments decreased $5.1 million in 2006 due to the expiration of two large contracts in the second quarter of 2005. KCP&L entered into new capacity contracts in June 2006.

Purchased power expense increased $8.8 million in 2005 compared to 2004. The average price per MWh purchased increased 61% in 2005 compared to 2004 partially offset by an 8% decline in MWhs purchased. The increased prices were driven by purchases during higher priced peak hours as a result of warmer weather, plant outages and overall higher average prices due to higher natural gas prices combined with transmission constraints, coal conservation and outages in the region.

Consolidated KCP&L Other Operating Expenses *(including other operating, maintenance and general taxes)*

Consolidated KCP&L's other operating expenses decreased $8.4 million in 2006 compared to 2005 primarily due to the following:

- decreased severance and incentive compensation expense of $6.3 million,
- decreased restoration expenses of $5.1 million due to expenses that were incurred for a January 2005 ice storm and a June 2005 wind storm,
- deferring $6.2 million of expenses in accordance with MPSC and KCC orders.

Partially offsetting the decrease in other operating expenses was:

- increased maintenance expenses of $2.6 million for facilities, software and communication equipment and
- increased property taxes of $2.7 million primarily due to increases in assessed property valuations and mill levies.

Consolidated KCP&L's other operating expenses increased $18.3 million in 2005 compared to 2004 primarily due to the following:

- increased employee-related expenses of $4.7 million including severance and incentive compensation,
- increased expenses of $2.4 million due to higher legal reserves,
- increased regulatory expenses of $1.2 million including expenses related to the comprehensive energy plan,
- increased general taxes of $5.9 million primarily due to increases in gross receipts tax, assessed property valuations and mill levies,
- increased expenses of $4.2 million due to higher restoration costs for a January 2005 ice storm and June 2005 wind storms compared to the 2004 wind storm restoration costs and
- increased production operations and maintenance expenses of $4.1 million primarily due to scheduled and forced plant maintenance in 2005 and the reversal of an environmental accrual in 2004.

Partially offsetting the increase in other operating expenses was:

- decreased pension expense of $4.7 million due to the regulatory accounting treatment of pension expense in accordance with MPSC and KCC orders and
- decreased transmission service expense of $5.7 million primarily due to lower wholesale MWhs sold.

Consolidated KCP&L Skill Set Realignment Costs
In 2005 and early 2006, management undertook a process to assess, improve and reposition the skill sets of employees for implementation of the comprehensive energy plan. KCP&L recorded $9.3 million in 2006 related to this workforce realignment process reflecting severance, benefits and related payroll taxes provided by KCP&L to employees. In its 2007 rate cases, KCP&L is requesting to establish a regulatory asset for these costs and amortize them over five years effective with new rates on January 1, 2008.

Consolidated KCP&L Gain (loss) on Property
During 2005, KCP&L wrote off $3.6 million of plant operating system development costs at Wolf Creek as a result of vendor non-performance. In 2004, HSS recorded a $7.3 million impairment charge related to the sale of its subsidiary Worry Free.

Consolidated KCP&L Interest Charges
Consolidated KCP&L's interest charges decreased $12.4 million in 2005 compared to 2004 primarily due to $10.1 million of interest related to the IRS 1995-1999 audit settlement in 2004.

Consolidated KCP&L Income Taxes
Consolidated KCP&L's income taxes increased $22.3 million in 2006 compared to 2005 due to an increase in pre-tax income in 2006 and a decrease in 2005 of $11.7 million due to the impact of a lower composite tax rate on KCP&L's deferred tax balances resulting from the favorable impact of sustained audit positions.

Consolidated KCP&L's income taxes decreased $5.8 million in 2005 compared to 2004. Several factors contributed to the decreased taxes including lower taxable income in 2005. The favorable impact of sustained audit positions on the composite tax rate decreased income taxes $6.3 million, including $3.1 million reflecting a composite tax rate change on deferred tax balances. The domestic manufacturers' deduction provided for under the American Jobs Creation Act of 2004 contributed $1.5 million to the decrease in taxes. When compared to 2004, these 2005 decreases to income taxes were partially offset due to the 2004 release of $10.1 million in tax reserves for the interest component of the IRS 1995-1999 audit settlement, as discussed under consolidated KCP&L interest charges, which resulted in no impact to 2004 net income.

STRATEGIC ENERGY RESULTS OF OPERATIONS

The following table summarizes Strategic Energy's comparative results of operations.

	2006	2005	2004
		(millions)	
Operating revenues	$ 1,534.9	$ 1,474.0	$ 1,372.4
Purchased power	(1,490.3)	(1,368.4)	(1,247.5)
Other operating expenses	(61.5)	(53.4)	(51.3)
Depreciation and amortization	(7.8)	(6.4)	(4.8)
Gain on property	-	(0.1)	-
Operating income (loss)	(24.7)	45.7	68.8
Non-operating income (expenses)	4.2	2.5	1.7
Interest charges	(2.1)	(3.4)	(0.7)
Income taxes	12.7	(16.6)	(24.3)
Minority interest in subsidiaries	-	-	(3.0)
Net income (loss)	$ (9.9)	$ 28.2	$ 42.5

Strategic Energy's 2006 net loss was primarily the result of the after tax impact of $33.4 million in changes in fair value related to non-hedging energy contracts and from cash flow hedge ineffectiveness. Retail MWhs delivered decreased 15% to 16.6 million in 2006 compared to 2005 due to the effect of market conditions in midwestern states and competition in other markets where Strategic Energy serves customers. The impact to net income was partially offset by average retail gross margin per MWh without fair value impacts that increased to $5.93 in 2006 compared to $5.07 in 2005. Additionally, Strategic Energy's other operating expenses increased primarily due to increased incentive compensation and bad debt expense.

Retail MWhs delivered decreased 4% to 19.5 million in 2005 compared to 2004. The average retail gross margin per MWh declined 14% to $5.19 in 2005. The decline in average retail gross margin per MWh in 2005 compared to 2004 was primarily due to an environment of higher and less volatile energy prices, flat to higher forward electricity prices and $8.3 million in 2005 SECA charges in excess of recoveries. The negative impacts on average retail gross margin per MWh were partially offset by $6.8 million for two significant opportunities to manage retail portfolio load requirements, a $2.5 million favorable reduction of a gross receipts tax contingency and an $0.8 million change in fair value related to non-hedging energy contracts and from cash flow hedge ineffectiveness.

	2006	2005	2004
Average retail gross margin per MWh	$ 2.52	$ 5.19	$ 6.01
Change in fair value related to non-hedging energy contracts and from cash flow hedge ineffectiveness	(3.41)	0.12	0.08
Average retail gross margin per MWh without fair value impacts	$ 5.93	$ 5.07	$ 5.93

Average retail gross margin per MWh without fair value impacts is a non-GAAP financial measure that differs from GAAP because it excludes the impact of unrealized fair value gains or losses. Management and the Board of Directors use this as a measurement of Strategic Energy's realized retail gross margin per delivered MWh, which are settled upon delivery at contracted prices. Fair value impacts result from changes in fair value of non-hedging energy contracts and from hedge ineffectiveness associated with MWhs under contract but not yet delivered. Due to their non-cash nature and volatility during periods prior to delivery, management believes excluding these fair value impacts results in a measure of retail gross margin per MWh that is more representative of contracted prices.

As detailed in the table above, average retail gross margin per MWh without the impact of unrealized fair value gains and losses increased to $5.93 in 2006 compared to $5.07 in 2005. The increase was primarily due to the net impact of SECA recoveries and charges as compared to 2005. The net SECA impact increased average retail gross margin per MWh by $0.06 in 2006 and decreased average retail gross margin per MWh by $0.42 in 2005. Additional impacts to the average retail gross margin per MWh included increases primarily due to the management of retail portfolio load requirements, favorable product mix and settlements of supplier contracts. The increases were partially offset by higher customer acquisition costs in 2006.

Strategic Energy Purchased Power

Purchased power is the cost component of Strategic Energy's average retail gross margin. Strategic Energy purchases electricity from power suppliers based on forecasted peak demand for its retail customers. Actual customer demand does not always equate to the volume purchased based on forecasted peak demand. Consequently, Strategic Energy makes short-term power purchases in the wholesale market when necessary to meet actual customer requirements. Strategic Energy also sells any excess retail electricity supply over actual customer requirements back into the wholesale market. These sales occur on many contracts, are usually short-term power sales (day ahead) and typically settle within the reporting period. Excess retail electricity supply sales also include long-term and short-term forward physical sales to wholesale counterparties, which are accounted for on a mark-to-market basis. Strategic Energy typically executes these transactions to manage basis and credit risks. The proceeds from excess retail supply sales are recorded as a reduction of purchased power, as they do not represent the quantity of electricity consumed by Strategic Energy's customers. The amount of excess retail supply sales that reduced purchased power was $80.0 million, $158.5 million and $173.3 million in 2006, 2005 and 2004, respectively. Additionally, in certain markets, Strategic Energy is required to sell to and purchase power from a RTO/ISO rather than directly transact with suppliers and end use customers. The sale and purchase activity related to these certain RTO/ISO markets is reflected on a net basis in Strategic Energy's purchased power.

Strategic Energy utilizes derivative instruments, including forward physical delivery contracts, in the procurement of electricity. Purchased power is also impacted by the net change in fair value related to non-hedging energy contracts and from cash flow hedge ineffectiveness. Net changes in fair value increased purchased power expenses by $56.7 million in 2006 and reduced expenses by $2.5 million in 2005 and $1.7 million in 2004. The change is a result of decreases in the forward market prices for power combined with Strategic Energy designating more derivative instruments as cash flow hedges that no longer qualify for the NPNS election. See Note 22 to the consolidated financial statements for more information.

Strategic Energy Other Operating Expenses
Strategic Energy's other operating expenses increased $8.1 million in 2006 compared to 2005 primarily due to a $4.5 million increase for incentive compensation and a $4.3 million increase in bad debt expense due to the charge off of smaller customers, which have a higher default rate than Strategic Energy's larger customers. Since 2005, Strategic Energy has significantly expanded its small customer business with approximately 25% of new sales in 2006 to small customers. Strategic Energy's other operating expenses increased $2.1 million in 2005 compared to 2004 primarily due to increased employee related expenses including increased severance and incentive compensation, partially offset by an 11% decrease in full time employees to 240 in 2005.

Strategic Energy Income Taxes
Strategic Energy had a tax benefit of $12.7 million in 2006 compared to tax expense of $16.6 million in 2005 due to a pre-tax loss in 2006 compared to pre-tax income in 2005. The change was driven by a $23.3 million deferred tax benefit in 2006 related to the net changes in fair value related to non-hedging energy contracts and from cash flow hedge ineffectiveness. Strategic Energy's income taxes decreased $7.7 million in 2005 compared to 2004 reflecting lower taxable income partially offset by a net $3.2 million decrease in the allocation of tax benefits from holding company losses pursuant to the Company's inter-company tax allocation agreement.

OTHER NON-REGULATED ACTIVITIES

Investment in Affordable Housing Limited Partnerships - KLT Investments
KLT Investments Inc.'s (KLT Investments) net income in 2006 totaled $4.3 million (including an after-tax reduction of $0.8 million in its affordable housing investment) compared to net income of $5.7 million in 2005 (including an after tax reduction of $6.2 million in its affordable housing investment) and net income of $11.2 million in 2004 (including an after tax reduction of $4.6 million in its affordable housing investment).

On a quarterly basis, KLT Investments compares the cost of properties accounted for by the cost method to the total of projected residual value of the properties and remaining tax credits to be received. Based on the latest comparison, KLT Investments reduced its investments in affordable housing limited partnerships by $1.2 million, $10.0 million and $7.5 million in 2006, 2005 and 2004. Pre-tax reductions in affordable housing investments are estimated to be $2 million for 2007. These projections are based on the latest information available but the ultimate amount and timing of actual reductions could be significantly different from the above estimates. Even after these estimated reductions, net income from the investments in affordable housing is expected to be positive for 2007 and 2008. The properties underlying the partnership investment are subject to certain risks inherent in real estate ownership and management.

KLT Investments accrued tax credits related to its investments in affordable housing limited partnerships of $9.1 million, $15.4 million and $18.3 million in 2006, 2005 and 2004, respectively. Management estimates tax credits will be $5 million and $2 million for 2007 and 2008, respectively.

KLT Gas Discontinued Operations
Discontinued operations decreased net income $9.2 million in 2005 compared to 2004 primarily due to a gain on the 2004 sale of the KLT Gas portfolio, partially offset by losses from the wind down operations and for an arbitration settlement in 2005. KLT Gas had no active operations in 2006.

GREAT PLAINS ENERGY AND CONSOLIDATED KCP&L SIGNIFICANT BALANCE SHEET CHANGES (December 31, 2006 compared to December 31, 2005)

- Great Plains Energy's and consolidated KCP&L's receivables increased $80.4 million and $44.0 million, respectively. KCP&L's receivables increased $39.7 million due to additional receivables from joint owners of comprehensive energy plan projects. Strategic Energy's receivables increased $38.9 million primarily due to more customers billed on higher index-based rates.
- Great Plains Energy's and consolidated KCP&L's fuel inventories increased $10.7 million primarily due to a $7.0 million increase in coal inventory resulting from an increase in the average days coal burn in inventory as a result of planned plant outages and improved railroad performance in delivering coal. Additionally, coal and coal transportation costs increased fuel inventories.
- Great Plains Energy's combined refundable income taxes and accrued taxes of a net current liability of $14.3 million at December 31, 2006, decreased $22.9 million from December 31, 2005. This decrease was primarily due to Strategic Energy's $7.9 million payment of accrued gross receipts taxes and a decrease at consolidated KCP&L. Consolidated KCP&L's combined refundable income taxes and accrued taxes of a net current liability of $10.9 million at December 31, 2006, decreased $16.5 million from December 31, 2005, primarily due to a $7.8 million receivable for estimated income taxes paid and $5.3 million of 2005 income tax true ups.
- Great Plains Energy's combined deferred income taxes – current assets and deferred income taxes – current liabilities changed from a liability of $7.8 million at December 31, 2005, to an asset of $39.6 million. The temporary differences due to the change in the fair value of Strategic Energy's energy-related derivative instruments increased the asset $42.9 million.
- Great Plains Energy's derivative instruments, including current and deferred assets and liabilities, decreased $188.0 million from a net asset in 2005, to a net liability in 2006, primarily due to a $188.1 million decrease in the fair value of Strategic Energy's energy-related derivative instruments as a result of decreases in the forward market prices for power combined with Strategic Energy designating more derivative instruments as cash flow hedges in 2006 than in 2005.
- Great Plains Energy's and consolidated KCP&L's combined electric utility plant and construction work in progress increased $422.5 million primarily due to $298.7 million related to KCP&L's comprehensive energy plan, including $163.6 million for wind generation, $56.8 million for environmental upgrades and $78.3 million related to Iatan No. 2
- Great Plains Energy's and consolidated KCP&L's regulatory assets increased $254.5 million primarily due to new regulatory assets of $190.0 million for the adoption of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" and $21.9 million for pension settlement charges pursuant to orders received from the MPSC and KCC. Additionally, new regulatory assets of $11.9 million were established under the 2006 MPSC and KCC rate orders. See Notes 6 and 8 to the consolidated financial statements for additional information.
- Great Plains Energy's and consolidated KCP&L's prepaid pension costs were reduced to zero upon the adoption of SFAS No. 158.
- Great Plains Energy's other – deferred charges and other assets decreased $22.4 million primarily due to IEC's intangible asset amortization of $10.5 million and a decrease at consolidated KCP&L. Consolidated KCP&L's other – deferred charges and other assets decreased $14.3 million primarily due to the reduction to zero of an intangible pension asset upon adoption of SFAS No. 158.

- Great Plains Energy's and consolidated KCP&L's commercial paper increased $124.5 million primarily to support expenditures related to the comprehensive energy plan.
- Great Plains Energy's and consolidated KCP&L's accounts payable increased $91.2 million and $75.8 million, respectively, primarily due to a $66.1 million increase in payables related to the comprehensive energy plan.
- Great Plains Energy's and consolidated KCP&L's asset retirement obligations decreased $54.1 million due to a $65.0 million decrease for the decommissioning of Wolf Creek as a result of the anticipated new operating license. This decrease was partially offset by a $3.1 million addition for the Spearville Wind Energy Facility and $7.8 million for accretion.
- Great Plains Energy's and consolidated KCP&L's pension liability – deferred credits and other liabilities increased $55.8 million and $46.9 million, respectively, due to the adoption of SFAS No. 158.
- Great Plains Energy's and consolidated KCP&L's regulatory liabilities increased $45.0 million due to a $31.0 million increase in KCP&L's regulatory liability related to the asset retirement obligation for decommissioning of Wolf Creek as a result of the anticipated new operating license and amortization of $10.3 million related to the change in Wolf Creek depreciable life for regulatory purposes in accordance with an MPSC order.
- Great Plains Energy's and consolidated KCP&L's other – deferred credits and other liabilities increased $16.3 million and $27.3 million, respectively, primarily due to a $17.6 million impact of adoption of SFAS No. 158. Consolidated KCP&L also increased due to an intercompany payable to Services of $5.7 million related to unrecognized pension expense.
- Great Plains Energy's accumulated other comprehensive loss increased $39.0 million primarily due to a $74.0 million increase due to changes in the fair value of Strategic Energy's energy related derivative instruments partially offset by activity at consolidated KCP&L. Consolidated KCP&L's accumulated other comprehensive loss at December 31, 2005, decreased $36.6 million resulting in accumulated other comprehensive income at December 31, 2006, due to the adoption of SFAS No. 158 and the related deferral of unrecognized pension expense to a regulatory asset.
- Great Plains Energy's long-term debt decreased $533.4 million primarily to reflect FELINE PRIDES℠ Senior Notes, consolidated KCP&L's $225.0 million 6.00% Senior Notes and $144.7 million of Environmental Improvement Revenue Refunding (EIRR) bonds as current maturities. Current maturities of long-term debt for the respective companies increased as a result of these classifications.

CAPITAL REQUIREMENTS AND LIQUIDITY

Great Plains Energy operates through its subsidiaries and has no material assets other than the stock of its subsidiaries. Great Plains Energy's ability to make payments on its debt securities and its ability to pay dividends is dependent on its receipt of dividends or other distributions from its subsidiaries and proceeds from the issuance of its securities.

Great Plains Energy's capital requirements are principally comprised of KCP&L's utility construction and other capital expenditures, debt maturities and credit support provided to Strategic Energy. These items as well as additional cash and capital requirements for the companies are discussed below.

Great Plains Energy's liquid resources at December 31, 2006, consisted of $61.8 million of cash and cash equivalents on hand, including $1.8 million at consolidated KCP&L, and $806.4 million of unused bank lines of credit. The unused lines consisted of $234.9 million from KCP&L's revolving credit facility, $75.2 million from Strategic Energy's revolving credit facility and $496.3 million from Great Plains

Energy's revolving credit facility. At February 20, 2007, Great Plains Energy's and consolidated KCP&L's unused bank lines of credit had decreased $55.2 million and $39.2 million, respectively, from the amounts at December 31, 2006, primarily due to support expenditures for comprehensive energy plan projects. See the Debt Agreements section below for more information on these agreements.

KCP&L currently expects to fund its comprehensive energy plan from a combination of internal and external sources including, but not limited to, contributions from rate increases, capital contributions to KCP&L from Great Plains Energy's equity issuances, new short and long-term debt financing and internally generated funds.

KCP&L expects to meet day-to-day cash flow requirements including interest payments, construction requirements (excluding its comprehensive energy plan), dividends to Great Plains Energy and pension benefit plan funding requirements, discussed below, with internally generated funds. KCP&L may not be able to meet these requirements with internally generated funds because of the effect of inflation on operating expenses, the level of MWh sales, regulatory actions, compliance with future environmental regulations and the availability of generating units. The funds Great Plains Energy and consolidated KCP&L need to retire maturing debt will be provided from operations, the issuance of long and short-term debt and/or the issuance of equity or equity-linked instruments. In addition, the Company may issue debt, equity and/or equity-linked instruments to finance growth or take advantage of new opportunities.

Strategic Energy expects to meet day-to-day cash flow requirements including interest payments, credit support fees and capital expenditures with internally generated funds. Strategic Energy may not be able to meet these requirements with internally generated funds because of the effect of inflation on operating expenses, the level of MWh sales, seasonal working capital requirements, commodity-price volatility and the effects of counterparty non-performance.

In February 2007, Great Plains Energy entered into an agreement to acquire Aquila. See Note 3 to the consolidated financial statements for additional information.

Cash Flows from Operating Activities
Great Plains Energy and consolidated KCP&L generated positive cash flows from operating activities for the periods presented. The changes in cash flows from operating activities for Great Plains Energy and consolidated KCP&L in 2006 compared to 2005 and in 2005 compared to 2004 reflect KCP&L's sales of SO_2 emission allowances during 2005 resulting in proceeds of $61.0 million and KCP&L's $12.0 million cash settlement of Treasury Locks (T-Locks) in 2005. The timing of the Wolf Creek outage affects the deferred refueling outage costs, deferred income taxes and amortization of nuclear fuel. Other changes in working capital detailed in Note 2 to the consolidated financial statements also impacted operating cash flows. The individual components of working capital vary with normal business cycles and operations.

Cash Flows from Investing Activities
Great Plains Energy's and consolidated KCP&L's cash used for investing activities varies with the timing of utility capital expenditures and purchases of investments and nonutility property. Investing activities are offset by the proceeds from the sale of properties and insurance recoveries.

Great Plains Energy's and consolidated KCP&L's utility capital expenditures increased $148.6 million and $143.8 million, respectively, in 2006 compared to 2005 due to KCP&L's cash utility capital expenditures, including $234.3 million related to KCP&L's comprehensive energy plan, $10.2 million to upgrade a transmission line, $13.8 million to purchase automated meter reading equipment and $23.4 million to purchase rail cars partially offset by 2005 investing activities discussed below. Additionally in

2006, KCP&L received $15.8 million of litigation recoveries related to Hawthorn No. 5, compared to $10.0 million of insurance recoveries received in 2005.

Great Plains Energy's and consolidated KCP&L's utility capital expenditures increased $136.7 million and $141.6 million, respectively, during 2005 compared to 2004. In 2005, KCP&L exercised its early termination option in the Combustion Turbine Synthetic Lease and subsequently paid $154.0 million to purchase the leased property and made contract payments totaling $25.3 million related to wind generation and environmental equipment upgrades. These payments were partially offset by the $28.5 million buyout of KCP&L's operating lease for vehicles and heavy equipment in 2004.

Cash Flows from Financing Activities
The change in Great Plains Energy's cash flows from financing activities in 2006 compared to 2005 reflects Great Plains Energy's proceeds of $144.3 million from the issuance of 5.2 million shares of common stock at $27.50 per share in May 2006. Fees related to this issuance were $5.2 million. Great Plains Energy used the proceeds to make a $134.6 million equity contribution to KCP&L. Additionally, Great Plains Energy and consolidated KCP&L's net cash from financing activities in 2006 increased due to an increase in KCP&L's commercial paper primarily to support expenditures related to the comprehensive energy plan. Consolidated KCP&L's net cash from financing activities also increased due to a $23.7 million decrease in dividends paid to Great Plains Energy.

The changes in Great Plains Energy's and consolidated KCP&L's cash flows from financing activities in 2005 compared to 2004 reflect KCP&L's retirement of $54.5 million of its medium-term notes and its redemption of $154.6 million of 8.3% Junior Subordinated Deferred Interest Bonds from KCPL Financing I during 2004. KCPL Financing I used those proceeds to redeem the $4.6 million common securities held by KCP&L and the $150.0 million of 8.3% Trust Preferred Securities. These 2004 financing activities at consolidated KCP&L were offset by $225.0 million in equity contributions from Great Plains Energy. Great Plains Energy's 2004 financing activities reflect proceeds of $150.0 million from the June 2004 issuance of 5.0 million shares of common stock at $30 per share and proceeds of $163.6 million from the issuance of 6.5 million FELINE PRIDES. Great Plains Energy used the proceeds to repay short-term borrowings and to fund the equity contributions to KCP&L. Fees related to these issuances were $10.2 million.

In 2005, KCP&L issued $250.0 million of 6.05% unsecured senior notes, $35.9 million of secured EIRR bonds Series 2005 and $50.0 million of unsecured EIRR bonds Series 2005. The proceeds from these issuances were used to repay $250.0 million of 7.125% unsecured senior notes, $35.9 million of secured 1994 Series EIRR bonds and $50.0 million of Series C EIRR bonds.

Significant Financing Activities
Great Plains Energy filed a shelf registration statement with the SEC in 2006 relating to Senior Debt Securities, Subordinated Debt Securities, shares of Common Stock, Warrants, Stock Purchase Contracts and Stock Purchase Units. In 2006, Great Plains Energy issued 5.2 million shares of common stock at $27.50 per share under the shelf registration statement with $144.3 million in gross proceeds and issuance costs of $5.2 million.

In 2006, Great Plains Energy also entered into a forward sale agreement with Merrill Lynch Financial Markets, Inc. (forward purchaser) for 1.8 million shares of Great Plains Energy common stock. The forward purchaser borrowed and sold the same number of shares of Great Plains Energy's common stock to hedge its obligations under the forward sale agreement. Great Plains Energy did not initially receive any proceeds from the sale of common stock shares by the forward purchaser. The forward sale agreement provides for a settlement date or dates to be specified at Great Plains Energy's discretion, subject to certain exceptions, no later than May 23, 2007. Subject to the provisions of the forward sale agreement, Great Plains Energy will receive an amount equal to $26.6062 per share, plus interest based on the federal funds rate less a spread and less certain scheduled decreases if Great Plains Energy elects to physically settle the forward sale agreement solely by delivering shares of common stock. In most circumstances, Great Plains Energy also has the right, in lieu of physical settlement, to elect cash or net physical settlement. Great Plains Energy currently expects to net cash settle the forward sale agreement.

In 2006, Great Plains Energy entered into a T-Lock with a notional principal amount of $77.6 million to hedge against interest rate fluctuations on future issuances of long-term debt. See Note 22 to the consolidated financial statements for more information.

In February 2007, Great Plains Energy exercised its rights to redeem its $163.6 million FELINE PRIDES senior notes in full satisfaction of each holder's obligation to purchase the Company's common stock under the purchase contracts and issued 5.2 million shares of common stock to the holders of the FELINE PRIDES purchase contracts.

Under stipulations with the MPSC and KCC, Great Plains Energy and KCP&L maintain common equity at not less than 30% and 35%, respectively, of total capitalization. KCP&L's long-term financing activities are subject to the authorization of the MPSC. In 2005, the MPSC authorized KCP&L to issue up to $635.0 million of long-term debt and to enter into interest rate hedging instruments in connection with such debt through December 31, 2009. KCP&L utilized $250.0 million of this amount with the issuance of its 6.05% unsecured senior notes maturing in 2035 leaving $385.0 million of authorization remaining.

During 2006, FERC authorized KCP&L to issue up to a total of $600.0 million in outstanding short-term debt instruments through February 2008. The authorizations are subject to four restrictions: (i) proceeds of debt backed by utility assets must be used for utility purposes; (ii) if any utility assets that secure authorized debt are divested or spun off, the debt must follow the assets and also be divested or spun off; (iii) if any proceeds of the authorized debt are used for non-utility purposes, the debt must follow the non-utility assets (specifically, if the non-utility assets are divested or spun off, then a proportionate share of the debt must follow the divested or spun off non-utility assets); and (iv) if utility assets financed by the authorized short-term debt are divested or spun off to another entity, a proportionate share of the debt must also be divested or spun off.

In January 2007, KCP&L received authorization from FERC, as part of its $600.0 million short-term debt FERC authorization, to issue an aggregate of $150 million of short-term debt in connection with participation in the Great Plains Energy money pool for a period of three years. There will be three participants in the Great Plains Energy money pool: KCP&L, Great Plains Energy and Strategic Energy. The money pool is an internal financing arrangement in which up to $150 million of funds deposited into the money pool by Great Plains Energy and Strategic Energy may be lent on a short-term basis to KCP&L.

During 2006, KCP&L entered into two Forward Starting Swaps (FSS) with a combined notional principal amount of $225.0 million to effectively remove most of the interest rate and credit spread uncertainty with respect to the anticipated refinancing of KCP&L's $225.0 million senior notes that mature in March 2007. See Note 22 to the consolidated financial statements for more information.

In 2006, KCP&L completed an exchange of $250.0 million privately placed notes for $250.0 million registered 6.05% unsecured senior notes maturing in 2035 to fulfill its obligations under a 2005 registration rights agreement.

Debt Agreements

During 2006, Great Plains Energy entered into a five-year $600 million revolving credit facility with a group of banks. The facility replaced a $550 million revolving credit facility with a group of banks. A default by Great Plains Energy or any of its significant subsidiaries on other indebtedness totaling more than $25.0 million is a default under the facility. Under the terms of this agreement, Great Plains Energy is required to maintain a consolidated indebtedness to consolidated capitalization ratio, as defined in the agreement, not greater than 0.65 to 1.00 at all times. At December 31, 2006, the Company was in compliance with this covenant. At December 31, 2006, Great Plains Energy had no cash borrowings and had issued letters of credit totaling $103.7 million under the credit facility as credit support for Strategic Energy.

During 2006, KCP&L entered into a five-year $400 million revolving credit facility with a group of banks to provide support for its issuance of commercial paper and other general corporate purposes. Great Plains Energy and KCP&L may transfer and re-transfer up to $200 million of unused lender commitments between Great Plains Energy's and KCP&L's facilities, so long as the aggregate lender commitments under either facility does not exceed $600 million and the aggregate lender commitments under both facilities does not exceed $1 billion. The facility replaced a $250 million revolving credit facility with a group of banks. A default by KCP&L on other indebtedness totaling more than $25.0 million is a default under the facility. Under the terms of the agreement, KCP&L is required to maintain a consolidated indebtedness to consolidated capitalization ratio, as defined in the agreement, not greater than 0.65 to 1.00 at all times. At December 31, 2006, KCP&L was in compliance with this covenant. At December 31, 2006, KCP&L had $156.4 million of commercial paper outstanding, at a weighted-average interest rate of 5.38%, issued $8.7 million of letters of credit and had no cash borrowings under the facility.

Strategic Energy has a $135 million revolving credit facility with a group of banks that expires in June 2009. As long as Strategic Energy is in compliance with the agreement, it may increase this amount by up to $15 million by increasing the commitment of one or more lenders that have agreed to such increase, or by adding one or more lenders with the consent of the administrative agent. In October 2006, Great Plains Energy, as permitted by the terms of the agreement, requested and received a reduction in its guarantee of this facility from $25 million to $12.5 million. Under this facility, Strategic Energy's maximum it may loan to Great Plains Energy is $20 million. The facility contains a Material Adverse Change (MAC) clause that requires Strategic Energy to represent, prior to receiving funding, that no MAC has occurred. A default by Strategic Energy on other indebtedness, as defined in the facility, totaling more than $7.5 million is a default under the facility. Under the terms of this agreement, Strategic Energy is required to maintain a minimum net worth of $75.0 million, a minimum fixed charge coverage ratio of at least 1.05 to 1.00 and a minimum debt service coverage ratio of at least 4.00 to 1.00, as those terms are defined in the agreement. In addition, under the terms of this agreement, Strategic Energy is required to maintain a maximum funded indebtedness to EBITDA ratio, as defined in the agreement, of 3.00 to 1.00, on a quarterly basis through June 30, 2007, and 2.75 to 1.00 thereafter. In the event of a breach of one or more of these four covenants, so long as no other default has occurred, Great Plains Energy may cure the breach through a cash infusion, a guarantee increase or a combination of the two. At December 31, 2006, Strategic Energy was in compliance with these covenants. At December 31, 2006, $59.8 million in letters of credit had been issued and there were no cash borrowings under the agreement.

Great Plains Energy has agreements with KLT Investments associated with notes KLT Investments issued to acquire its affordable housing investments. Great Plains Energy has agreed not to take certain actions including, but not limited to, merging, dissolving or causing the dissolution of KLT Investments, or withdrawing amounts from KLT Investments if the withdrawals would result in KLT Investments not being in compliance with minimum net worth and cash balance requirements. The agreements also give KLT Investments' lenders the right to have KLT Investments repurchase the notes if Great Plains Energy's senior debt rating falls below investment grade or if Great Plains Energy ceases to own at least 80% of KCP&L's stock. At December 31, 2006, KLT Investments had $0.9 million in outstanding notes, including current maturities.

Projected Utility Capital Expenditures

KCP&L's utility capital expenditures, excluding allowance for funds used to finance construction, were $475.9 million, $332.1 million and $190.5 million in 2006, 2005 and 2004, respectively. Utility capital expenditures projected for the next three years, excluding allowance for funds used during construction, are detailed in the following table.

	2007	2008	2009
Generating facilities		(millions)	
Iatan No. 2 [a]	$ 200.5	$ 352.5	$ 239.0
Wind generation [a]	2.9	-	-
Environmental [a]	102.1	163.3	64.0
Other	64.9	73.6	82.6
Total generating facilities	370.4	589.4	385.6
Distribution and transmission facilities			
Iatan No. 2 [a]	0.3	6.1	5.5
Customer programs & asset management [a]	11.3	14.4	15.2
Other	111.6	99.6	100.7
Total distribution and transmission facilities	123.2	120.1	121.4
Nuclear fuel	24.3	17.1	17.9
General facilities	22.6	15.4	19.2
Total	$ 540.5	$ 742.0	$ 544.1

[a] Comprehensive energy plan

This utility capital expenditure plan is subject to continual review and change and includes utility capital expenditures related to KCP&L's comprehensive energy plan for environmental investments and new capacity. See Note 6 to the consolidated financial statements for the total comprehensive energy plan estimated capital expenditures by project. If the proposed acquisition of Aquila is completed, Great Plains Energy expects to increase its utility capital expenditures. See Note 3 to the consolidated financial statements for additional information.

Pensions

The Company maintains defined benefit plans for substantially all employees of KCP&L, Services and WCNOC and incurs significant costs in providing the plans, with the majority incurred by KCP&L. All plans meet the funding requirements of the Employee Retirement Income Security Act of 1974 (ERISA) with additional contributions made when deemed financially advantageous.

The Company contributed $19.8 million to the plans in 2006, all paid by KCP&L. The contributions included $14.0 million of funding above the minimum ERISA funding requirements. In 2005, the Company contributed $14.5 million to the plans, which included $10.0 million of funding above the minimum ERISA funding requirements. KCP&L paid $13.8 million of the 2005 contributions.

The Company expects to contribute $33.6 million to the plans in 2007 to meet ERISA funding requirements, all of which will be paid by KCP&L. Management believes KCP&L has adequate access to capital resources through cash flows from operations or through existing lines of credit to support the funding requirements.

The Pension Protection Act of 2006, signed into law on August 17, 2006, alters the manner in which pension plan assets and liabilities are valued for purposes of calculating required pension contributions and changes the timing in which required contributions to underfunded plans are made. The funding rules, which become effective in 2008, could affect the Company's future funding requirements.

Participants in the plans may request a lump-sum cash payment upon termination of their employment. A change in payment assumptions could result in increased cash requirements from pension plan assets with the Company being required to accelerate future funding. Under the terms of the pension plans, the Company reserves the right to amend or terminate the plans, and from time to time benefits have changed. See Note 8 to the consolidated financial statements for additional information.

Credit Ratings

At December 31, 2006, the major credit rating agencies rated the companies' securities as detailed in the following table.

	Moody's Investors Service	Standard and Poor's
Great Plains Energy		
Outlook	Stable	Stable
Corporate Credit Rating	-	BBB
Preferred Stock	Ba1	BB+
Senior Unsecured Debt	Baa2	BBB-
KCP&L		
Outlook	Stable	Stable
Senior Secured Debt	A2	BBB
Senior Unsecured Debt	A3	BBB
Commercial Paper	P-2	A-2

The ratings presented reflect the current views of these rating agencies and are subject to change. The companies view maintenance of strong credit ratings as being extremely important and to that end an active and ongoing dialogue is maintained with the agencies with respect to the companies' results of operations, financial position, and future prospects.

On February 7, 2007, Standard & Poor's Rating Services placed Great Plains Energy and KCP&L on credit watch with negative implications after the announcement that Great Plains Energy entered into an agreement to acquire Aquila, Inc. At the same time, Standard & Poor's Rating Services also lowered KCP&L's commercial paper credit rating to A-3 from A-2. See Note 3 to the consolidated financial statements for additional information. Also, on February 7, 2007, Moody's Investors Service affirmed the ratings and outlook of Great Plains Energy and KCP&L.

None of the companies' outstanding debt, except for the notes associated with affordable housing investments, requires the acceleration of interest and/or principal payments in the event of a ratings downgrade, unless the downgrade occurs in the context of a merger, consolidation or sale. In the event of a downgrade, the companies and/or their subsidiaries may be subject to increased interest costs on their credit facilities. Additionally, in KCP&L's bond insurance policies on its secured 1992 series EIRR bonds totaling $31.0 million, its Series 1993A and 1993B EIRR bonds totaling $79.5 million and its secured and unsecured EIRR Bonds Series 2005 totaling $35.9 million and $50.0 million, respectively, KCP&L has agreed to limits on its ability to issue additional mortgage bonds based on the mortgage bond's credit ratings. See Note 19 to the consolidated financial statements.

Strategic Energy Supplier Concentration and Credit
Strategic Energy enters into forward physical contracts with multiple suppliers. At December 31, 2006, Strategic Energy's five largest suppliers under forward supply contracts represented 72% of the total future dollar committed purchases. Strategic Energy's five largest suppliers, or their guarantors, are rated investment grade. In the event of supplier non-delivery or default, Strategic Energy's results of operations could be affected to the extent the cost of replacement power exceeded the combination of the contracted price with the supplier and the amount of collateral held by Strategic Energy to mitigate its credit risk with the supplier. In addition to the collateral, if any, that the supplier provides, Strategic Energy's risk may be further mitigated by the obligation of the supplier to make a default payment equal to the shortfall and to pay liquidated damages in the event of a failure to deliver power. There is no assurance that the supplier in such an instance would make the default payment and/or pay liquidated damages. Strategic Energy's results of operations and financial position could also be affected, in a given period, if it were required to make a payment upon termination of a supplier contract to the extent the contracted price with the supplier exceeded the market value of the contract at the time of termination.

The following tables provide information on Strategic Energy's credit exposure to suppliers, net of collateral, at December 31, 2006.

Rating	Exposure Before Credit Collateral	Credit Collateral	Net Exposure	Number Of Counterparties Greater Than 10% Of Net Exposure	Net Exposure Of Counterparties Greater Than 10% of Net Exposure
External rating		(millions)			(millions)
Investment Grade	$ 2.8	$ -	$ 2.8	2	$ 2.4
Non-Investment Grade	7.6	6.1	1.5	1	1.5
Internal rating					
Investment Grade	0.1	-	0.1	-	-
Non-Investment Grade	2.5	-	2.5	1	2.5
Total	$ 13.0	$ 6.1	$ 6.9	4	$ 6.4

Maturity Of Credit Risk Exposure Before Credit Collateral			
Rating	Less Than 2 Years	2 - 5 Years	Total Exposure
External rating		(millions)	
Investment Grade	$ 2.8	$ -	$ 2.8
Non-Investment Grade	2.5	5.1	7.6
Internal rating			
Investment Grade	0.1	-	0.1
Non-Investment Grade	1.3	1.2	2.5
Total	$ 6.7	$ 6.3	$ 13.0

External ratings are determined by using publicly available credit ratings of the counterparty. If a counterparty has provided a guarantee by a higher rated entity, the determination has been based on the rating of its guarantor. Internal ratings are determined by, among other things, an analysis of the counterparty's financial statements and consideration of publicly available credit ratings of the counterparty's parent. Investment grade counterparties are those with a minimum senior unsecured debt rating of BBB- from Standard & Poor's or Baa3 from Moody's Investors Service. Exposure before credit collateral has been calculated considering all netting agreements in place, netting accounts payable and receivable exposure with net mark-to-market exposure. Exposure before credit collateral, after consideration of all netting agreements, is impacted significantly by the power supply volume under contract with a given counterparty and the relationship between current market prices and contracted power supply prices. Credit collateral includes the amount of cash deposits and letters of credit received from counterparties. Net exposure has only been calculated for those counterparties to which Strategic Energy is exposed and excludes counterparties exposed to Strategic Energy.

At December 31, 2006, Strategic Energy had exposure before collateral to non-investment grade counterparties totaling $10.1 million. In addition, Strategic Energy held collateral totaling $6.1 million limiting its exposure to these non-investment grade counterparties to $4.0 million.

Strategic Energy contracts with national and regional counterparties that have direct supplies and assets in the region of demand. Strategic Energy also manages its counterparty portfolio through disciplined margining, collateral requirements and contract-based netting of credit exposures against payable balances.

Supplemental Capital Requirements and Liquidity Information
The information in the following tables is provided to summarize cash obligations and commercial commitments.

Great Plains Energy Contractual Obligations

Payment due by period	2007	2008	2009	2010	2011	After 2011	Total
				(millions)			
Long-term debt							
Principal	$ 389.6	$ 0.3	$ -	$ -	$150.0	$ 605.3	$ 1,145.2
Interest	47.0	42.6	42.5	42.5	41.3	520.8	736.7
Lease obligations	16.7	16.4	11.9	9.0	8.1	82.3	144.4
Pension plans	33.6	-	-	-	-	-	33.6
Purchase obligations							
Fuel	130.9	121.4	65.7	65.7	11.4	185.3	580.4
Purchased capacity	6.8	7.8	8.2	5.4	4.3	14.3	46.8
Purchased power	741.8	330.5	223.2	165.2	82.1	13.3	1,556.1
Comprehensive energy plan	498.8	361.0	130.1	15.2	-	-	1,005.1
Other	34.3	20.9	4.1	9.9	3.3	-	72.5
Total contractual obligations	$ 1,899.5	$ 900.9	$ 485.7	$ 312.9	$300.5	$ 1,421.3	$ 5,320.8

Consolidated KCP&L Contractual Obligations

Payment due by period	2007	2008	2009	2010	2011	After 2011	Total
				(millions)			
Long-term debt							
Principal	$ 225.5	$ -	$ -	$ -	$150.0	$ 605.3	$ 980.8
Interest	45.3	42.5	42.5	42.5	41.3	520.8	734.9
Lease obligations	15.5	15.4	11.7	9.0	8.1	82.3	142.0
Pension plans	33.6	-	-	-	-	-	33.6
Purchase obligations							
Fuel	130.9	121.4	65.7	65.7	11.4	185.3	580.4
Purchased capacity	6.8	7.8	8.2	5.4	4.3	14.3	46.8
Comprehensive energy plan	498.8	361.0	130.1	15.2	-	-	1,005.1
Other	34.3	20.9	4.1	9.9	3.3	-	72.5
Total contractual obligations	$ 990.7	$ 569.0	$ 262.3	$ 147.7	$218.4	$ 1,408.0	$ 3,596.1

Long-term debt includes current maturities. Long-term debt principal excludes $1.6 million of discounts on senior notes and a $1.8 million liability for the fair value adjustment to the EIRR bonds related to interest rate swaps. Variable rate interest obligations are based on rates as of December 31, 2006. See Note 19 to the consolidated financial statements for additional information.

Lease obligations include capital and operating lease obligations; capital lease obligations are $0.2 million per year for the years 2007 through 2011 and total $3.7 million after 2011. Lease obligations also include railcars to serve jointly-owned generating units where KCP&L is the managing partner. KCP&L will be reimbursed by the other owners for approximately $2.0 million per year ($21.4 million total) of the amounts included in the table above.

The Company expects to contribute $33.6 million to the pension plans in 2007 to meet ERISA funding requirements, all of which will be paid by KCP&L. Additional contributions to the plans are expected beyond 2007 in amounts sufficient to meet ERISA funding requirements; however, these amounts have not yet been determined.

Fuel represents KCP&L's 47% share of Wolf Creek nuclear fuel commitments, KCP&L's share of coal purchase commitments based on estimated prices to supply coal for generating plants and KCP&L's share of rail transportation commitments for moving coal to KCP&L's generating units.

KCP&L purchases capacity from other utilities and nonutility suppliers. Purchasing capacity provides the option to purchase energy if needed or when market prices are favorable. KCP&L has capacity sales agreements not included above that total $11.2 million per year for 2007 through 2010, $6.9 million in 2011 and $3.8 million after 2011.

Purchased power represents Strategic Energy's agreements to purchase electricity at various fixed prices to meet estimated supply requirements. Strategic Energy has firm energy sales contracts not included above for 2007 totaling $172.4 million.

Comprehensive energy plan represents KCP&L's contractual commitments for projects included in its comprehensive energy plan. KCP&L expects to be reimbursed by other owners for their respective share of Iatan No. 2 and environmental retrofit costs included in the comprehensive energy plan contractual commitments. Other purchase obligations represent individual commitments entered into in the ordinary course of business.

Strategic Energy has entered into financial swaps in certain markets to limit the unfavorable effect that future price increases will have on future electricity purchases. These financial swaps settle during the same period as power flows to the retail customer and could result in a cash obligation or a cash receipt. Due to the uncertainty of the future cash flows, these financial swaps have been omitted from the table above.

Great Plains Energy and consolidated KCP&L have long-term liabilities recorded on their consolidated balance sheets at December 31, 2006, that do not have a definitive cash payout date and are not included in the table above.

Off-Balance Sheet Arrangements

In the normal course of business, Great Plains Energy and certain of its subsidiaries enter into various agreements providing financial or performance assurance to third parties on behalf of certain subsidiaries. Such agreements include, for example, guarantees, stand-by letters of credit and surety bonds. These agreements are entered into primarily to support or enhance the creditworthiness otherwise attributed to a subsidiary on a stand-alone basis, thereby facilitating the extension of sufficient credit to accomplish the subsidiaries' intended business purposes.

The information in the following table is provided to summarize these agreements.

Other Commercial Commitments Outstanding

	Amount of commitment expiration per period						
	2007	2008	2009	2010	2011	After 2011	Total
				(millions)			
Great Plains Energy Guarantees	$ 247.2	$ 1.0	$ 13.4	$ -	$ -	$ -	$ 261.6
Consolidated KCP&L Guarantees	1.0	1.0	0.9	-	-	-	2.9

KCP&L is contingently liable for guaranteed energy savings under an agreement with a customer, guaranteeing an aggregate value of approximately $2.9 million over the next three years. A subcontractor would indemnify KCP&L for any payments made by KCP&L under this guarantee. Great Plains Energy has provided $258.7 million of guarantees to support certain Strategic Energy power purchases and regulatory requirements. At December 31, 2006, guarantees related to Strategic Energy are as follows:

- Great Plains Energy direct guarantees to counterparties totaling $142.0 million, which expire in 2007,
- Great Plains Energy indemnifications to surety bond issuers totaling $0.5 million, which expire in 2007,
- Great Plains Energy guarantee of Strategic Energy's revolving credit facility totaling $12.5 million, which expires in 2009 and
- Great Plains Energy letters of credit totaling $103.7 million, which expire in 2007.

The table above does not include guarantees related to bond insurance policies that KCP&L has as a credit enhancement to its secured 1992 series EIRR bonds totaling $31.0 million, its Series 1993A and 1993B EIRR bonds totaling $79.5 million and EIRR Bond Series 2005 totaling $85.9 million. The insurance agreement between KCP&L and the issuer of the bond insurance policies provides for reimbursement by KCP&L for any amounts the insurer pays under the bond insurance policies.

New Accounting Standards

See Note 24 to the consolidated financial statements for information regarding new accounting standards.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of business, Great Plains Energy and consolidated KCP&L face risks that are either non-financial or non-quantifiable. Such risks principally include business, legal, operations and credit risks and are not represented in the following analysis. See Item 1A. Risk Factors and Item. 7 MD&A for further discussion of the companies' risk factors.

Great Plains Energy and consolidated KCP&L are exposed to market risks associated with commodity price and supply, interest rates and equity prices. Management has established risk management policies and strategies to reduce the potentially adverse effects the volatility of the markets may have on its operating results. During the normal course of business, under the direction and control of internal risk management committees, the companies' hedging strategies are reviewed to determine the hedging approach deemed appropriate based upon the circumstances of each situation. Though management believes its risk management practices to be effective, it is not possible to identify and eliminate all risk. The companies could experience losses, which could have a material adverse effect on its results of operations or financial position, due to many factors, including unexpectedly large or rapid movements or disruptions in the energy markets, from regulatory-driven market rule changes and/or bankruptcy or non-performance of customers or counterparties.

Derivative instruments are frequently utilized to execute risk management and hedging strategies. Derivative instruments, such as futures, forward contracts, swaps or options, derive their value from underlying assets, indices, reference rates or a combination of these factors. These derivative instruments include negotiated contracts, which are referred to as over-the-counter derivatives and instruments listed and traded on an exchange. The companies maintain commodity-price risk management strategies that use derivative instruments to minimize significant, unanticipated net income fluctuations caused by commodity price volatility.

Interest Rate Risk

Great Plains Energy and consolidated KCP&L manage interest expense and short and long-term liquidity through a combination of fixed and variable rate debt. Generally, the amount of each type of debt is managed through market issuance, but interest rate swap and cap agreements with highly rated financial institutions may also be used to achieve the desired combination. Using outstanding balances and annualized interest rates as of December 31, 2006, a hypothetical 10% increase in the interest rates associated with long-term variable rate debt would result in an increase of $1.2 million in interest expense for 2007. Additionally, interest rates impact the fair value of long-term debt. KCP&L had $156.4 million of commercial paper outstanding at December 31, 2006. The principal amount, which will vary during the year, of the commercial paper will drive KCP&L's commercial paper interest expense. Assuming that $156.4 million of commercial paper was outstanding for all of 2007, a hypothetical 10% increase in commercial paper rates would result in an increase of $0.9 million in interest expense for 2007. A change in interest rates would impact the Company to the extent it redeemed any of its outstanding long-term debt. Great Plains Energy's and consolidated KCP&L's book values of long-term debt were 1% below fair values at December 31, 2006.

Commodity Risk

KCP&L and Strategic Energy engage in the wholesale and retail marketing of electricity and are exposed to risk associated with the price of electricity.

KCP&L's wholesale operations include the physical delivery and marketing of power obtained through its generation capacity and long, intermediate and short-term capacity or power purchase agreements. The agreements contain penalties for non-performance to limit KCP&L's energy price risk on the contracted energy. KCP&L also enters into additional power purchase agreements with the objective of obtaining the most economical energy to meet its physical delivery obligations to customers. KCP&L is required to maintain a capacity margin of at least 12% of its peak summer demand. This net positive supply of capacity and energy is maintained through its generation assets and capacity and power purchase agreements to protect it from the potential operational failure of one of its power generating units. KCP&L continually evaluates the need for additional risk mitigation measures in order to minimize its financial exposure to, among other things, spikes in wholesale power prices during periods of high demand.

KCP&L's sales include the sales of electricity to its retail customers and bulk power sales of electricity in the wholesale market. KCP&L continually evaluates its system requirements, the availability of generating units, availability and cost of fuel supply, the availability and cost of purchased power and the requirements of other electric systems; therefore, the impact of the hypothetical amounts that follow could be significantly reduced depending on the system requirements and market prices at the time of the increases. A hypothetical 10% increase in the market price of power could result in a $4.0 million decrease in operating income for 2007 related to purchased power. In 2007, approximately 74% of KCP&L's net MWhs generated are expected to be coal-fired. KCP&L currently has all of its coal requirements for 2007 under contract. A hypothetical 10% increase in the market price of coal could result in less than a $1.0 million increase in fuel expense for 2007. KCP&L has also implemented price risk mitigation measures to reduce its exposure to high natural gas prices. A hypothetical 10% increase in natural gas and oil market prices could result in an increase of $1.1 million in fuel expense for 2007. At December 31, 2006, KCP&L had hedged approximately 30% and 9% of its 2007 and 2008, respectively, projected natural gas usage for generation requirements to serve retail load and firm MWh sales. KCP&L did not have any of its 2006 projected natural gas usage for generation requirements to serve retail load and firm MWh sales hedged at December 31, 2005.

Strategic Energy maintains a commodity-price risk management strategy that uses derivative instruments including forward physical energy purchases, to minimize significant, unanticipated net income fluctuations caused by commodity-price volatility. In certain markets where Strategic Energy operates, entering into forward fixed price contracts is cost prohibitive. Financial derivative instruments, including swaps, are used to limit the unfavorable effect that price increases will have on electricity purchases, effectively fixing the future purchase price of electricity for the applicable forecasted usage and protecting Strategic Energy from significant price volatility. A hypothetical 10% increase in the market price of purchased power could result in a $2.2 million increase in purchased power expense for 2007.

Strategic Energy has historically utilized certain derivative instruments to protect against significant price volatility for purchased power that have qualified for the NPNS exception, in accordance with SFAS No. 133, as amended. However, as certain markets continue to develop, some derivative instruments may no longer qualify for the NPNS exception. As such, Strategic Energy is designating these derivative instruments as cash flow hedges, where appropriate, which could result in future increased volatility in derivative assets and liabilities, OCI and net income above levels historically experienced. Derivative instruments that were designated as NPNS are accounted for by accrual accounting, which requires the effects of the derivative to be recorded when the derivative contract settles. Accordingly, the increase in derivatives accounted for as cash flow hedges, and the corresponding decrease in derivatives accounted for as NPNS transactions, may affect the timing and nature of accounting recognition, but does not change the underlying economics of the transactions.

Investment Risk

KCP&L maintains trust funds, as required by the NRC, to fund its share of decommissioning the Wolf Creek nuclear power plant. As of December 31, 2006, these funds were invested primarily in domestic equity securities and fixed income securities and are reflected at fair value on KCP&L's balance sheets. The mix of securities is designed to provide returns to be used to fund decommissioning and to compensate for inflationary increases in decommissioning costs; however, the equity securities in the trusts are exposed to price fluctuations in equity markets and the value of fixed rate fixed income securities are exposed to changes in interest rates. A hypothetical increase in interest rates resulting in a hypothetical 10% decrease in the value of the fixed income securities would have resulted in a $5.0 million reduction in the value of the decommissioning trust funds at December 31, 2006. A hypothetical 10% decrease in equity prices would have resulted in a $5.1 million reduction in the fair value of the equity securities at December 31, 2006. KCP&L's exposure to investment risk associated with the decommissioning trust funds is in large part mitigated due to the fact that KCP&L is currently allowed to recover its decommissioning costs in its rates.

KLT Investments has affordable housing notes that require the greater of 15% of the outstanding note balances or the next annual installment to be held as cash, cash equivalents or marketable securities. A hypothetical 10% decrease in market prices of the securities held as collateral would have an insignificant impact on pre-tax net income for 2007.

ITEM 8. CONSOLIDATED FINANCIAL STATEMENTS

GREAT PLAINS ENERGY
Consolidated Statements of Income

Year Ended December 31	2006	As Adjusted 2005	As Adjusted 2004
Operating Revenues	(thousands, except per share amounts)		
Electric revenues - KCP&L	$ 1,140,357	$ 1,130,792	$ 1,090,067
Electric revenues - Strategic Energy	1,532,106	1,471,490	1,370,760
Other revenues	2,886	2,600	3,191
Total	2,675,349	2,604,882	2,464,018
Operating Expenses			
Fuel	229,469	208,431	176,806
Purchased power - KCP&L	26,418	61,263	52,533
Purchased power - Strategic Energy	1,490,246	1,368,419	1,247,522
Skill set realignment costs (Note 8)	9,448	-	-
Other	327,917	327,801	323,663
Maintenance	83,844	89,983	84,057
Depreciation and amortization	160,549	153,080	150,071
General taxes	112,601	109,436	102,756
(Gain) loss on property	(565)	3,544	5,133
Total	2,439,927	2,321,957	2,142,541
Operating income	235,422	282,925	321,477
Non-operating income	19,885	19,505	6,799
Non-operating expenses	(6,702)	(16,745)	(15,184)
Interest charges	(71,221)	(73,787)	(83,030)
Income from continuing operations before income taxes, minority interest in subsidiaries and loss from equity investments	177,384	211,898	230,062
Income taxes	(47,822)	(39,462)	(55,391)
Minority interest in subsidiaries	-	(7,805)	2,131
Loss from equity investments, net of income taxes	(1,932)	(434)	(1,531)
Income from continuing operations	127,630	164,197	175,271
Discontinued operations, net of income taxes (Note 11)	-	(1,899)	7,276
Net income	127,630	162,298	182,547
Preferred stock dividend requirements	1,646	1,646	1,646
Earnings available for common shareholders	$ 125,984	$ 160,652	$ 180,901
Average number of basic common shares outstanding	78,003	74,597	72,028
Average number of diluted common shares outstanding	78,170	74,743	72,068
Basic earnings (loss) per common share			
Continuing operations	$ 1.62	$ 2.18	$ 2.41
Discontinued operations	-	(0.03)	0.10
Basic earnings per common share	$ 1.62	$ 2.15	$ 2.51
Diluted earnings (loss) per common share			
Continued operations	$ 1.61	$ 2.18	$ 2.41
Discontinued operations	-	(0.03)	0.10
Diluted earnings per common share	$ 1.61	$ 2.15	$ 2.51
Cash dividends per common share	$ 1.66	$ 1.66	$ 1.66

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

GREAT PLAINS ENERGY
Consolidated Balance Sheets

	December 31 2006	As Adjusted December 31 2005
ASSETS	(thousands)	
Current Assets		
Cash and cash equivalents	$ 61,823	$ 103,068
Restricted cash	-	1,900
Receivables, net	339,399	259,043
Fuel inventories, at average cost	27,811	17,073
Materials and supplies, at average cost	59,829	57,017
Deferred refueling outage costs	13,921	8,063
Refundable income taxes	9,832	-
Deferred income taxes	39,566	-
Assets of discontinued operations	-	627
Derivative instruments	6,884	39,189
Other	11,717	13,001
Total	570,782	498,981
Nonutility Property and Investments		
Affordable housing limited partnerships	23,078	28,214
Nuclear decommissioning trust fund	104,066	91,802
Other	15,663	17,291
Total	142,807	137,307
Utility Plant, at Original Cost		
Electric	5,268,485	4,959,539
Less-accumulated depreciation	2,456,199	2,322,813
Net utility plant in service	2,812,286	2,636,726
Construction work in progress	214,493	100,952
Nuclear fuel, net of amortization of $103,381 and $115,240	39,422	27,966
Total	3,066,201	2,765,644
Deferred Charges and Other Assets		
Regulatory assets	434,392	179,922
Prepaid pension costs	-	98,295
Goodwill	88,139	87,624
Derivative instruments	3,544	21,812
Other	29,795	52,204
Total	555,870	439,857
Total	$ 4,335,660	$ 3,841,789

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

GREAT PLAINS ENERGY
Consolidated Balance Sheets

	December 31 2006	As Adjusted December 31 2005
LIABILITIES AND CAPITALIZATION	(thousands)	
Current Liabilities		
Notes payable	$ -	$ 6,000
Commercial paper	156,400	31,900
Current maturities of long-term debt	389,634	1,675
EIRR bonds classified as current	144,742	-
Accounts payable	322,724	231,496
Accrued taxes	24,106	37,140
Accrued interest	14,082	13,329
Accrued payroll and vacations	33,266	36,024
Pension and post retirement liability	1,037	-
Deferred income taxes	-	7,757
Supplier collateral	-	1,900
Liabilities of discontinued operations	-	64
Derivative instruments	91,482	7,411
Other	25,520	25,658
Total	1,202,993	400,354
Deferred Credits and Other Liabilities		
Deferred income taxes	622,847	621,359
Deferred investment tax credits	28,458	29,698
Asset retirement obligations	91,824	145,907
Pension liability	143,170	87,355
Regulatory liabilities	114,674	69,641
Derivative instruments	61,146	7,750
Other	82,122	65,787
Total	1,144,241	1,027,497
Capitalization		
Common shareholders' equity		
Common stock-150,000,000 shares authorized without par value 80,405,035 and 74,783,824 shares issued, stated value	896,817	744,457
Retained earnings	493,399	498,632
Treasury stock-53,499 and 43,376 shares, at cost	(1,614)	(1,304)
Accumulated other comprehensive loss	(46,686)	(7,727)
Total	1,341,916	1,234,058
Cumulative preferred stock $100 par value		
3.80% - 100,000 shares issued	10,000	10,000
4.50% - 100,000 shares issued	10,000	10,000
4.20% - 70,000 shares issued	7,000	7,000
4.35% - 120,000 shares issued	12,000	12,000
Total	39,000	39,000
Long-term debt (Note 19)	607,510	1,140,880
Total	1,988,426	2,413,938
Commitments and Contingencies (Note 13)		
Total	$ 4,335,660	$ 3,841,789

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

GREAT PLAINS ENERGY
Consolidated Statements of Cash Flows

Year Ended December 31	2006	As Adjusted 2005	As Adjusted 2004
Cash Flows from Operating Activities		(thousands)	
Net income	**$ 127,630**	$ 162,298	$ 182,547
Adjustments to reconcile income to net cash from operating activities:			
Depreciation and amortization	**160,549**	153,080	150,090
Amortization of:			
Nuclear fuel	**14,392**	13,374	14,159
Other	**9,271**	10,580	11,827
Deferred income taxes, net	**(10,983)**	(23,250)	31,259
Investment tax credit amortization	**(1,240)**	(3,889)	(3,984)
Loss from equity investments, net of income taxes	**1,932**	434	1,531
(Gain) loss on property	**(565)**	3,295	(9,686)
Minority interest in subsidiaries	**-**	7,805	(2,131)
Fair value impacts from energy contracts	**56,757**	(2,452)	(1,734)
Other operating activities (Note 2)	**(48,761)**	95,616	(19,808)
Net cash from operating activities	**308,982**	416,891	354,070
Cash Flows from Investing Activities			
Utility capital expenditures	**(475,931)**	(327,283)	(190,548)
Allowance for borrowed funds used during construction	**(5,686)**	(1,598)	(1,498)
Purchases of investments	**-**	(14,976)	(35,003)
Purchases of nonutility property	**(4,205)**	(6,853)	(6,108)
Proceeds from sale of assets and investments	**433**	17,369	67,457
Purchases of nuclear decommissioning trust investments	**(49,667)**	(34,607)	(49,720)
Proceeds from nuclear decommissioning trust investments	**46,005**	31,055	46,167
Purchase of additional indirect interest in Strategic Energy	**(700)**	-	(90,033)
Hawthorn No. 5 partial insurance recovery	**-**	10,000	30,810
Hawthorn No. 5 partial litigation recoveries	**15,829**	-	1,139
Other investing activities	**(1,785)**	(930)	(7,081)
Net cash from investing activities	**(475,707)**	(327,823)	(234,418)
Cash Flows from Financing Activities			
Issuance of common stock	**153,649**	9,061	153,662
Issuance of long-term debt	**-**	334,417	163,600
Issuance fees	**(6,172)**	(4,522)	(14,496)
Repayment of long-term debt	**(1,675)**	(339,152)	(213,943)
Net change in short-term borrowings	**118,500**	17,900	(67,000)
Dividends paid	**(132,653)**	(125,484)	(120,806)
Other financing activities	**(6,169)**	(5,975)	(7,309)
Net cash from financing activities	**125,480**	(113,755)	(106,292)
Net Change in Cash and Cash Equivalents	**(41,245)**	(24,687)	13,360
Less: Net Change in Cash and Cash Equivalents from Discontinued Operations	**-**	(626)	458
Cash and Cash Equivalents at Beginning of Year	**103,068**	127,129	114,227
Cash and Cash Equivalents at End of Year	**$ 61,823**	$ 103,068	$ 127,129

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

GREAT PLAINS ENERGY
Consolidated Statements of Common Shareholders' Equity

Year to Date December 31	2006		As Adjusted 2005		As Adjusted 2004	
	Shares	Amount	Shares	Amount	Shares	Amount
Common Stock			(thousands, except share amounts)			
Beginning balance	74,783,824	$ 744,457	74,394,423	$ 731,977	69,259,203	$ 602,551
Issuance of common stock	5,574,385	153,649	313,026	9,400	5,121,887	153,662
Issuance of restricted common stock	46,826	1,320	76,375	2,334	13,333	396
Common stock issuance fees		(5,198)		-		(5,434)
Equity compensation expense		2,592		1,394		181
Unearned Compensation						
Issuance of restricted common stock		(1,355)		(2,434)		(396)
Forfeiture of restricted common stock		56		324		-
Compensation expense recognized		1,265		1,415		636
FELINE PRIDES[SM] purchase contract adjustment, allocated fees and expenses		-		-		(19,603)
Other		31		47		(16)
Ending balance	80,405,035	896,817	74,783,824	744,457	74,394,423	731,977
Retained Earnings						
Beginning balance		498,632		462,134		391,750
Net income		127,630		162,298		182,547
Loss on reissuance of treasury stock		-		-		(193)
Cumulative effect of a change in accounting principle (Note 5)		-		-		8,907
Dividends:						
Common stock		(130,959)		(123,838)		(119,160)
Preferred stock - at required rates		(1,646)		(1,646)		(1,646)
Performance shares		(258)		(260)		-
Options		-		(56)		(71)
Ending balance		493,399		498,632		462,134
Treasury Stock						
Beginning balance	(43,376)	(1,304)	(28,488)	(856)	(3,265)	(121)
Treasury shares acquired	(11,338)	(346)	(18,385)	(553)	(54,683)	(1,645)
Treasury shares reissued	1,215	36	3,497	105	29,460	910
Ending balance	(53,499)	(1,614)	(43,376)	(1,304)	(28,488)	(856)
Accumulated Other Comprehensive Loss						
Beginning balance		(7,727)		(41,018)		(36,886)
Derivative hedging activity, net of tax		(74,721)		28,397		931
Minimum pension obligation, net of tax		15,961		4,894		(5,063)
Adjustment to initially apply SFAS No. 158, net of tax (Note 8)		(170,218)		-		-
Regulatory adjustment		190,019		-		-
Ending balance		(46,686)		(7,727)		(41,018)
Total Common Shareholders' Equity		$ 1,341,916		$ 1,234,058		$ 1,152,237

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

GREAT PLAINS ENERGY
Consolidated Statements of Comprehensive Income

Year Ended December 31	2006	As Adjusted 2005	As Adjusted 2004
		(thousands)	
Net income	**$ 127,630**	$ 162,298	$ 182,547
Other comprehensive income			
Gain (loss) on derivative hedging instruments	**(181,597)**	84,070	2,649
Income taxes	**75,044**	(34,718)	(1,126)
Net gain (loss) on derivative hedging instruments	**(106,553)**	49,352	1,523
Reclassification to expenses, net of tax	**31,832**	(20,955)	(592)
Derivative hedging activity, net of tax	**(74,721)**	28,397	931
Change in minimum pension obligation	**25,579**	8,722	(7,624)
Income taxes	**(9,618)**	(3,828)	2,561
Net change in minimum pension obligation	**15,961**	4,894	(5,063)
Comprehensive income	**$ 68,870**	$ 195,589	$ 178,415

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

KANSAS CITY POWER & LIGHT COMPANY
Consolidated Statements of Income

Year Ended December 31	2006	As Adjusted 2005	As Adjusted 2004
Operating Revenues		(thousands)	
Electric revenues	**$ 1,140,357**	$ 1,130,792	$ 1,090,067
Other revenues	**-**	113	1,568
Total	**1,140,357**	1,130,905	1,091,635
Operating Expenses			
Fuel	**229,469**	208,431	176,806
Purchased power	**26,418**	61,263	52,533
Skill set realignment costs (Note 8)	**9,347**	-	-
Other	**260,281**	265,759	259,125
Maintenance	**83,833**	89,954	83,989
Depreciation and amortization	**152,714**	146,610	145,246
General taxes	**107,858**	104,823	98,984
(Gain) loss on property	**(572)**	4,613	5,133
Total	**869,348**	881,453	821,816
Operating income	**271,009**	249,452	269,819
Non-operating income	**14,965**	16,104	5,402
Non-operating expenses	**(5,363)**	(4,281)	(7,407)
Interest charges	**(60,988)**	(61,841)	(74,170)
Income before income taxes and minority interest in subsidiaries	**219,623**	199,434	193,644
Income taxes	**(70,302)**	(47,984)	(53,703)
Minority interest in subsidiaries	**-**	(7,805)	5,087
Net income	**$ 149,321**	$ 143,645	$ 145,028

The disclosures regarding consolidated KCP&L included in the accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

KANSAS CITY POWER & LIGHT COMPANY
Consolidated Balance Sheets

	December 31 2006	As Adjusted December 31 2005
ASSETS	(thousands)	
Current Assets		
Cash and cash equivalents	**$ 1,788**	$ 2,961
Receivables, net	**114,294**	70,264
Fuel inventories, at average cost	**27,811**	17,073
Materials and supplies, at average cost	**59,829**	57,017
Deferred refueling outage costs	**13,921**	8,063
Refundable income taxes	**7,229**	-
Deferred income taxes	**52**	2,538
Prepaid expenses	**9,673**	11,292
Derivative instruments	**179**	-
Total	**234,776**	169,208
Nonutility Property and Investments		
Nuclear decommissioning trust fund	**104,066**	91,802
Other	**6,480**	7,694
Total	**110,546**	99,496
Utility Plant, at Original Cost		
Electric	**5,268,485**	4,959,539
Less-accumulated depreciation	**2,456,199**	2,322,813
Net utility plant in service	**2,812,286**	2,636,726
Construction work in progress	**214,493**	100,952
Nuclear fuel, net of amortization of $103,381 and $115,240	**39,422**	27,966
Total	**3,066,201**	2,765,644
Deferred Charges and Other Assets		
Regulatory assets	**434,392**	179,922
Prepaid pension costs	**-**	98,002
Other	**13,584**	27,905
Total	**447,976**	305,829
Total	**$ 3,859,499**	$ 3,340,177

The disclosures regarding consolidated KCP&L included in the accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

KANSAS CITY POWER & LIGHT COMPANY
Consolidated Balance Sheets

	December 31 2006	As Adjusted December 31 2005
LIABILITIES AND CAPITALIZATION	(thousands)	
Current Liabilities		
Notes payable to Great Plains Energy	$ 550	$ 500
Commercial paper	156,400	31,900
Current maturities of long-term debt	225,500	-
EIRR bonds classified as current	144,742	-
Accounts payable	181,805	106,040
Accrued taxes	18,165	27,448
Accrued interest	12,461	11,549
Accrued payroll and vacations	24,641	27,520
Pension and post retirement liability	841	-
Derivative instruments	2,687	-
Other	8,469	8,600
Total	776,261	213,557
Deferred Credits and Other Liabilities		
Deferred income taxes	660,046	627,048
Deferred investment tax credits	28,458	29,698
Asset retirement obligations	91,824	145,907
Pension liability	132,216	85,301
Regulatory liabilities	114,674	69,641
Derivative instruments	39	2,601
Other	65,651	38,387
Total	1,092,908	998,583
Capitalization		
Common shareholder's equity		
Common stock-1,000 shares authorized without par value 1 share issued, stated value	1,021,656	887,041
Retained earnings	354,802	294,481
Accumulated other comprehensive income (loss)	6,685	(29,909)
Total	1,383,143	1,151,613
Long-term debt (Note 19)	607,187	976,424
Total	1,990,330	2,128,037
Commitments and Contingencies (Note 13)		
Total	$ 3,859,499	$ 3,340,177

The disclosures regarding consolidated KCP&L included in the accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

KANSAS CITY POWER & LIGHT COMPANY
Consolidated Statements of Cash Flows

Year Ended December 31	2006	As Adjusted 2005	As Adjusted 2004
Cash Flows from Operating Activities		(thousands)	
Net income	$ 149,321	$ 143,645	$ 145,028
Adjustments to reconcile income to net cash from operating activities:			
Depreciation and amortization	152,714	146,610	145,246
Amortization of:			
Nuclear fuel	14,392	13,374	14,159
Other	6,617	7,681	7,719
Deferred income taxes, net	17,411	(33,637)	11,801
Investment tax credit amortization	(1,240)	(3,889)	(3,984)
(Gain) loss on property	(572)	4,613	5,133
Minority interest in subsidiaries	-	7,805	(5,087)
Other operating activities (Note 2)	(39,408)	79,284	(3,756)
Net cash from operating activities	299,235	365,486	316,259
Cash Flows from Investing Activities			
Utility capital expenditures	(475,931)	(332,055)	(190,548)
Allowance for borrowed funds used during construction	(5,686)	(1,598)	(1,498)
Purchases of nonutility property	(62)	(127)	(254)
Proceeds from sale of assets	433	469	7,465
Purchases of nuclear decommissioning trust investments	(49,667)	(34,607)	(49,720)
Proceeds from nuclear decommissioning trust investments	46,005	31,055	46,167
Hawthorn No. 5 partial insurance recovery	-	10,000	30,810
Hawthorn No. 5 partial litigation recoveries	15,829	-	1,139
Other investing activities	(983)	(930)	(7,100)
Net cash from investing activities	(470,062)	(327,793)	(163,539)
Cash Flows from Financing Activities			
Issuance of long-term debt	-	334,417	-
Repayment of long-term debt	-	(335,922)	(209,140)
Net change in short-term borrowings	124,550	32,376	(21,959)
Dividends paid to Great Plains Energy	(89,000)	(112,700)	(119,160)
Equity contribution from Great Plains Energy	134,615	-	225,000
Issuance fees	(511)	(4,522)	(2,362)
Net cash from financing activities	169,654	(86,351)	(127,621)
Net Change in Cash and Cash Equivalents	(1,173)	(48,658)	25,099
Cash and Cash Equivalents at Beginning of Year	2,961	51,619	26,520
Cash and Cash Equivalents at End of Year	$ 1,788	$ 2,961	$ 51,619

The disclosures regarding consolidated KCP&L included in the accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

KANSAS CITY POWER & LIGHT COMPANY
Consolidated Statements of Common Shareholder's Equity

Year to Date December 31	2006		As Adjusted 2005		As Adjusted 2004	
	Shares	**Amount**	Shares	Amount	Shares	Amount
Common Stock		(thousands, except share amounts)				
Beginning balance	1	$ 887,041	1	$ 887,041	1	$ 662,041
Equity contribution from Great Plains Energy	-	134,615	-	-	-	225,000
Ending balance	1	1,021,656	1	887,041	1	887,041
Retained Earnings						
Beginning balance		294,481		263,536		228,761
Net income		149,321		143,645		145,028
Cumulative effect of a change in accounting principle (Note 5)		-		-		8,907
Dividends:						
Common stock held by Great Plains Energy		(89,000)		(112,700)		(119,160)
Ending balance		354,802		294,481		263,536
Accumulated Other Comprehensive Income (Loss)						
Beginning balance		(29,909)		(40,334)		(35,244)
Derivative hedging activity, net of tax		(741)		7,571		(233)
Minimum pension obligation, net of tax		15,913		2,854		(4,857)
Adjustment to initially apply SFAS No. 158 (Note 8)		(168,597)				-
Regulatory adjustment		190,019		-		-
Ending balance		6,685		(29,909)		(40,334)
Total Common Shareholder's Equity		$ 1,383,143		$ 1,151,613		$ 1,110,243

The disclosures regarding consolidated KCP&L included in the accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

KANSAS CITY POWER & LIGHT COMPANY
Consolidated Statements of Comprehensive Income

Year Ended December 31	2006	As Adjusted 2005	As Adjusted 2004
		(thousands)	
Net income	**$ 149,321**	$ 143,645	$ 145,028
Other comprehensive income			
Gain (loss) on derivative hedging instruments	**(788)**	12,650	280
Income taxes	**296**	(4,759)	(111)
Net gain (loss) on derivative hedging instruments	**(492)**	7,891	169
Reclassification to expenses, net of tax	**(249)**	(320)	(402)
Derivative hedging activity, net of tax	**(741)**	7,571	(233)
Change in minimum pension obligation	**25,502**	5,410	(7,321)
Income taxes	**(9,589)**	(2,556)	2,464
Net change in minimum pension obligation	**15,913**	2,854	(4,857)
Comprehensive income	**$ 164,493**	$ 154,070	$ 139,938

The disclosures regarding consolidated KCP&L included in the accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

The notes to consolidated financial statements that follow are a combined presentation for Great Plains Energy Incorporated and Kansas City Power & Light Company, both registrants under this filing. The terms "Great Plains Energy," "Company," "KCP&L" and "consolidated KCP&L" are used throughout this report. "Great Plains Energy" and the "Company" refer to Great Plains Energy Incorporated and its consolidated subsidiaries, unless otherwise indicated. "KCP&L" refers to Kansas City Power & Light Company, and "consolidated KCP&L" refers to KCP&L and its consolidated subsidiaries.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Great Plains Energy, a Missouri corporation incorporated in 2001, is a public utility holding company and does not own or operate any significant assets other than the stock of its subsidiaries. Great Plains Energy has four wholly owned direct subsidiaries with operations or active subsidiaries:

- KCP&L is an integrated, regulated electric utility that provides electricity to customers primarily in the states of Missouri and Kansas. KCP&L has two wholly owned subsidiaries, Kansas City Power & Light Receivables Company (Receivables Company) and Home Service Solutions Inc. (HSS). HSS has no active operations.
- KLT Inc. is an intermediate holding company that primarily holds indirect interests in Strategic Energy, L.L.C. (Strategic Energy), which provides competitive retail electricity supply services in several electricity markets offering retail choice, and holds investments in affordable housing limited partnerships. KLT Inc. also wholly owns KLT Gas Inc. (KLT Gas), which has no active operations.
- Innovative Energy Consultants Inc. (IEC) is an intermediate holding company that holds an indirect interest in Strategic Energy. IEC does not own or operate any assets other than its indirect interest in Strategic Energy. When combined with KLT Inc.'s indirect interest in Strategic Energy, the Company indirectly owns 100% of Strategic Energy.
- Great Plains Energy Services Incorporated (Services) provides services at cost to Great Plains Energy and its subsidiaries, including consolidated KCP&L.

The operations of Great Plains Energy and its subsidiaries are divided into two reportable segments, KCP&L and Strategic Energy. Great Plains Energy's legal structure differs from the functional management and financial reporting of its reportable segments. Other activities not considered a reportable segment include HSS, Services, all KLT Inc. activity other than Strategic Energy, and holding company operations.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments with original maturities of three months or less at acquisition. For Great Plains Energy, this includes Strategic Energy's cash held in trust of $8.8 million and $21.9 million at December 31, 2006 and 2005, respectively.

Strategic Energy has entered into collateral arrangements with selected electricity power suppliers that require selected customers to remit payment to lockboxes that are held in trust and managed by a Trustee. As part of the trust administration, the Trustee remits payment to the supplier of electricity purchased by Strategic Energy. On a monthly basis, any remittances into the lockboxes in excess of disbursements to the supplier are remitted back to Strategic Energy.

Restricted Cash
Strategic Energy has entered into Master Power Purchase and Sale Agreements with its power suppliers. Certain of these agreements contain provisions whereby, to the extent Strategic Energy has a net exposure to the purchased power supplier, collateral requirements are to be maintained. Collateral posted in the form of cash to Strategic Energy is restricted by agreement, but would become unrestricted in the event of a default by the purchased power supplier. Strategic Energy held no restricted cash collateral at December 31, 2006, and $1.9 million at December 31, 2005.

Fair Value of Financial Instruments
The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Nonutility property and investments – Consolidated KCP&L's investments and nonutility property includes nuclear decommissioning trust fund assets recorded at fair value. Fair value is based on quoted market prices of the investments held by the fund. In addition to consolidated KCP&L's investments, Great Plains Energy's investments and nonutility property include KLT Investments Inc.'s (KLT Investments) affordable housing limited partnerships. The fair value of KLT Investments' affordable housing limited partnership total portfolio, based on the discounted cash flows generated by tax credits, tax deductions and sale of properties, approximates book value. The fair values of other various investments are not readily determinable and the investments are therefore stated at cost.

Long-term debt – The incremental borrowing rate for similar debt was used to determine fair value if quoted market prices were not available. Great Plains Energy's and consolidated KCP&L's book values of long-term debt were 1% below fair values at December 31, 2006.

Derivative instruments – The fair value of derivative instruments is estimated using market quotes, over-the-counter forward price and volatility curves and correlation among power and fuel prices, net of estimated credit risk.

Derivative Instruments
The Company accounts for derivative instruments in accordance with Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. This statement generally requires derivative instruments to be recorded on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. The Company enters into derivative contracts to manage its exposure to commodity price fluctuations and interest rate risk. Derivative instruments designated as normal purchases and normal sales (NPNS) and cash flow hedges are used solely for hedging purposes and are not issued or held for speculative reasons.

The Company considers various qualitative factors, such as contract and market place attributes, in designating derivative instruments at inception. The Company may elect the NPNS exception, which requires the effects of the derivative to be recorded as the underlying contract settles.

The Company accounts for derivative instruments that are not designated as NPNS as cash flow hedges or non-hedging derivatives, which are recorded as assets or liabilities on the consolidated balance sheets at fair value. At the inception of a derivative instrument, the Company designates its derivative instrument as NPNS, a cash flow hedge or a non-hedging derivative under the requirements of SFAS No. 133. In addition, if a derivative instrument is designated as a cash flow hedge, the Company documents its method of determining hedge effectiveness and measuring ineffectiveness. See Note 22 for additional information regarding derivative financial instruments and hedging activities.

Investments in Affordable Housing Limited Partnerships

At December 31, 2006, KLT Investments had $23.1 million of investments in affordable housing limited partnerships. Approximately 67% of these investments were recorded at cost; the equity method was used for the remainder. Tax expense is reduced in the year tax credits are generated. The investments generate future cash flows from tax credits and tax losses of the partnerships. The investments also generate cash flows from the sales of the properties. For most investments, tax credits are received over ten years. A change in accounting principle relating to investments made after May 19, 1995, requires the use of the equity method when a company owns more than 5% in a limited partnership investment. Of the investments recorded at cost, $15.1 million exceed this 5% level but were made before May 19, 1995. Management does not anticipate making significant additional investments in affordable housing limited partnerships at this time.

On a quarterly basis, KLT Investments compares the cost of those properties accounted for by the cost method to the total of projected residual value of the properties and remaining tax credits to be received. Based on the latest comparison, KLT Investments reduced its investments in affordable housing limited partnerships by $1.2 million, $10.0 million and $7.5 million in 2006, 2005 and 2004, respectively. These amounts are included in Non-operating expenses on Great Plains Energy's consolidated statements of income. The properties underlying the partnership investments are subject to certain risks inherent in real estate ownership and management.

Other Nonutility Property

Great Plains Energy's and consolidated KCP&L's other nonutility property includes land, buildings, vehicles, general office equipment and software and is recorded at historical cost, net of accumulated depreciation, and has a range of estimated useful lives of 3 to 43 years.

Utility Plant

KCP&L's utility plant is stated at historical cost. These costs include taxes, an allowance for the cost of borrowed and equity funds used to finance construction and payroll-related costs, including pensions and other fringe benefits. Replacements, improvements and additions to units of property are capitalized. Repairs of property and replacements of items not considered to be units of property are expensed as incurred (except as discussed under Deferred Refueling Outage Costs). When property units are retired or otherwise disposed, the original cost, net of salvage, is charged to accumulated depreciation. Substantially all utility plant is pledged as collateral for KCP&L's mortgage bonds under the General Mortgage Indenture and Deed of Trust dated December 1, 1986, as supplemented.

As prescribed by the Federal Energy Regulatory Commission (FERC), Allowance for Funds used During Construction (AFDC) is charged to the cost of the plant. AFDC is included in the rates charged to customers by KCP&L over the service life of the property. AFDC equity funds are included as a non-cash item in non-operating income and AFDC borrowed funds are a reduction of interest charges. The rates used to compute gross AFDC are compounded semi-annually and averaged 7.8% in 2006, 7.1% in 2005 and 8.6% in 2004.

The balances of utility plant, at original cost, with a range of estimated useful lives are listed in the following table.

December 31	2006	2005
Utility Plant, at original cost	(millions)	
Production (23 - 42 years)	$ 3,135.6	$ 2,970.1
Transmission (27 - 76 years)	364.3	331.2
Distribution (8 - 75 years)	1,465.7	1,377.3
General (5 - 50 years)	302.9	280.9
Total [(a)]	$ 5,268.5	$ 4,959.5

[(a)] Includes $40.3 million and $80.4 million of land and other assets that are not depreciated.

Depreciation and Amortization

Depreciation and amortization of KCP&L's utility plant other than nuclear fuel is computed using the straight-line method over the estimated lives of depreciable property based on rates approved by state regulatory authorities. Annual depreciation rates average approximately 3%. Nuclear fuel is amortized to fuel expense based on the quantity of heat produced during the generation of electricity.

Depreciation of nonutility property is computed using the straight-line method. Consolidated KCP&L's nonutility property annual depreciation rates for 2006, 2005 and 2004 were 11.5%, 11.2% and 11.8%, respectively. Other Great Plains Energy nonutility property annual depreciation rates for 2006, 2005 and 2004 were 23.4%, 20.4% and 24.2%, respectively. Other Great Plains Energy's nonutility property includes Strategic Energy's depreciable assets, which are primarily software costs and are amortized over a shorter period, three years, resulting in a higher annual depreciation rate.

As part of an acquisition of an additional interest in Strategic Energy, IEC recorded intangible assets with finite lives. These intangible assets include the fair value of customer relationships and asset information systems that are being amortized over 72 and 44 months, respectively. An intangible asset for the fair value of acquired supply contracts was fully amortized at December 31, 2006.

Deferred Refueling Outage Costs

KCP&L uses the deferral method to account for operations and maintenance expenses incurred in support of the scheduled refueling outages and amortizes them evenly (monthly) over the unit's operating cycle of 18 months until the next scheduled outage. Replacement power costs during an outage are expensed as incurred.

Nuclear Plant Decommissioning Costs

Nuclear plant decommissioning cost estimates are based on the immediate dismantlement method and include the costs of decontamination, dismantlement and site restoration. Based on these cost estimates, KCP&L contributes to a tax-qualified trust fund to be used to decommission Wolf Creek Generating Station (Wolf Creek). Related liabilities for decommissioning are included on KCP&L's balance sheet in Asset Retirement Obligations (AROs). As a result of the authorized regulatory treatment and related regulatory accounting, differences between the decommissioning trust fund asset and the related ARO are recorded as a regulatory asset or liability. See Note 16 for discussion of AROs including those associated with nuclear plant decommissioning costs.

Regulatory Matters

KCP&L, an integrated, regulated electric utility, is subject to the provisions of SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation." Pursuant to SFAS No. 71, KCP&L defers items on the balance sheet resulting from the effects of the ratemaking process, which would not be recorded if KCP&L were not regulated. See Note 6 for additional information concerning regulatory matters.

Revenue Recognition
KCP&L and Strategic Energy recognize revenues on sales of electricity when the service is provided. Revenues recorded include electric services provided but not yet billed by KCP&L and Strategic Energy. Unbilled revenues are recorded for kWh usage in the period following the customers' billing cycle to the end of the month. The estimate is based on net system kWh usage less actual billed kWhs. Estimated unbilled kWhs are allocated and priced by state across the rate classes based on the following month budget.

As a public utility, KCP&L collects from customers gross receipts taxes levied by state and local governments. These taxes are recorded gross in operating revenues and general taxes on Great Plains Energy's and consolidated KCP&L's statements of income. KCP&L's gross receipts taxes collected were $34.1 million, $39.3 million and $37.6 million in 2006, 2005 and 2004, respectively.

Strategic Energy purchases electricity from power suppliers based on forecasted peak demand for its retail customers. Actual customer demand does not always equate to the volume purchased based on forecasted peak demand. Consequently, Strategic Energy sells any excess retail electricity supply over actual customer requirements back into the wholesale market. The proceeds from excess retail supply sales are recorded as a reduction of purchased power, as they do not represent the quantity of electricity consumed by Strategic Energy's customers. The amount of excess retail supply sales that reduced purchased power was $80.0 million, $158.5 million and $173.3 million in 2006, 2005 and 2004, respectively.

KCP&L and Strategic Energy record sale and purchase activity on a net basis in purchased power when RTO/ISO markets require them to sell and purchase power from the RTO/ISO rather than directly transact with suppliers and end-use customers.

KCP&L collects sales taxes from customers and remits to state and local governments. These taxes are presented on a net basis on Great Plains Energy's and consolidated KCP&L's statements of income.

Allowance for Doubtful Accounts
This reserve represents estimated uncollectible accounts receivable and is based on management's judgment considering historical loss experience and the characteristics of existing accounts. Provisions for losses on receivables are charged to income to maintain the allowance at a level considered adequate to cover losses. Receivables are charged off against the reserve when they are deemed uncollectible.

Property Gains and Losses
Net gains and losses from the sales of assets, businesses and asset impairments are recorded in operating expenses.

Asset Impairments
Long-lived assets and finite lived intangible assets subject to amortization are periodically reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable as prescribed under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets." SFAS No. 144 requires that if the sum of the undiscounted expected future cash flows from an asset to be held and used is less than the carrying value of the asset, an asset impairment must be recognized in the financial statements. The amount of impairment recognized is the excess of the carrying value of the asset over its fair value.

Goodwill and indefinite lived intangible assets are tested for impairment at least annually and more frequently when indicators of impairment exist as prescribed under SFAS No. 142, "Goodwill and Other

Intangible Assets." The annual test must be performed at the same time each year. SFAS No. 142 requires that if the fair value of a reporting unit is less than its carrying value including goodwill, an impairment charge for goodwill must be recognized in the financial statements. To measure the amount of the impairment loss to recognize, the implied fair value of the reporting unit goodwill would be compared with its carrying value. See Note 7 for additional information.

Income Taxes
In accordance with SFAS No. 109, "Accounting for Income Taxes," Great Plains Energy has recognized deferred taxes for temporary book to tax differences using the liability method. The liability method requires that deferred tax balances be adjusted to reflect enacted tax rates that are anticipated to be in effect when the temporary differences reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized.

Great Plains Energy and its subsidiaries file consolidated federal and combined and separate state income tax returns. Income taxes for consolidated or combined subsidiaries are allocated to the subsidiaries based on separate company computations of income or loss. In accordance with the Company's intercompany tax allocation agreement, the holding company also allocates its own net income tax benefits to its direct subsidiaries based on the positive taxable income of each company in the consolidated federal or combined state returns. Consistent with its ratemaking treatment, KCP&L uses the separate return method, adjusted for the allocation of parent company tax benefits, to compute its income tax provision.

KCP&L has established a net regulatory asset for the additional future revenues to be collected from customers for deferred income taxes. Tax credits are recognized in the year generated except for certain KCP&L investment tax credits that have been deferred and amortized over the remaining service lives of the related properties.

Environmental Matters
Environmental costs are accrued when it is probable a liability has been incurred and the amount of the liability can be reasonably estimated.

Basic and Diluted Earnings per Common Share Calculation
To determine basic EPS, preferred stock dividend requirements are deducted from income from continuing operations and net income before dividing by the average number of common shares outstanding. The earnings (loss) per share impact of discontinued operations, net of income taxes, is determined by dividing discontinued operations, net of income taxes, by the average number of common shares outstanding. The effect of dilutive securities, calculated using the treasury stock method, assumes the issuance of common shares applicable to stock options, performance shares, restricted stock, a forward sale agreement and FELINE PRIDES[SM].

The following table reconciles Great Plains Energy's basic and diluted EPS.

	2006	As Adjusted 2005	As Adjusted 2004
Income	(millions, except per share amounts)		
Income from continuing operations	$ 127.6	$ 164.2	$ 175.2
Less: preferred stock dividend requirements	1.6	1.6	1.6
Income available to common stockholders	$ 126.0	$ 162.6	$ 173.6
Common Shares Outstanding			
Average number of common shares outstanding	78.0	74.6	72.0
Add: effect of dilutive securities	0.2	0.1	0.1
Diluted average number of common shares outstanding	78.2	74.7	72.1
Basic EPS from continuing operations	$ 1.62	$ 2.18	$ 2.41
Diluted EPS from continuing operations	$ 1.61	$ 2.18	$ 2.41

The computation of diluted EPS excludes anti-dilutive shares for 2006 of 96,601 performance shares and 116,469 restricted stock shares. The computation of diluted EPS excludes anti-dilutive shares for 2005 of 20,493 performance shares. Additionally, for 2006, 2005 and 2004, 6.5 million of anti-dilutive FELINE PRIDES were excluded from the computation of diluted EPS and there were no anti-dilutive shares applicable to stock options or a forward sale agreement.

In February 2007, the Board of Directors declared a quarterly dividend of $0.415 per share on Great Plains Energy's common stock. The common dividend is payable March 20, 2007, to shareholders of record as of February 27, 2007. The Board of Directors also declared regular dividends on Great Plains Energy's preferred stock, payable June 1, 2007, to shareholders of record as of May 10, 2007.

2. SUPPLEMENTAL CASH FLOW INFORMATION

Great Plains Energy Other Operating Activities

	2006	As Adjusted 2005	As Adjusted 2004
		(millions)	
Cash flows affected by changes in:			
Receivables	$ (80.8)	$ 6.6	$ (37.5)
Fuel inventories	(10.7)	4.9	1.8
Materials and supplies	(2.8)	(2.6)	2.2
Accounts payable	68.1	12.4	9.6
Accrued taxes	(22.5)	(23.1)	15.3
Accrued interest	0.7	1.6	(1.0)
Deposits with suppliers	-	0.1	0.8
Deferred refueling outage costs	(5.9)	(4.0)	8.7
Pension and postretirement benefit assets and obligations	3.6	8.4	(10.4)
Allowance for equity funds used during construction	(5.0)	(1.8)	(2.1)
Proceeds from the sale of SO_2 emission allowances	0.8	61.0	0.3
Proceeds from T-Locks	-	12.0	-
Other	5.7	20.1	(7.5)
Total other operating activities	$ (48.8)	$ 95.6	$ (19.8)
Cash paid during the period:			
Interest	$ 67.7	$ 68.9	$ 84.1
Income taxes	$ 77.7	$ 84.4	$ 38.6
Non-cash investing activities:			
Liabilities assumed for capital expenditures	$ 38.7	$ 13.4	$ -

Consolidated KCP&L Other Operating Activities

	2006	As Adjusted 2005	As Adjusted 2004
		(millions)	
Cash flows affected by changes in:			
Receivables	$ (44.7)	$ (8.5)	$ 1.6
Fuel inventories	(10.7)	4.9	1.8
Materials and supplies	(2.8)	(2.6)	2.2
Accounts payable	52.4	16.3	1.8
Accrued taxes	(16.5)	(17.2)	(6.6)
Accrued interest	0.9	1.7	(2.0)
Deferred refueling outage costs	(5.9)	(4.0)	8.7
Pension and postretirement benefit assets and obligations	0.7	4.6	(8.0)
Allowance for equity funds used during construction	(5.0)	(1.8)	(2.1)
Proceeds from the sale of SO_2 emission allowances	0.8	61.0	0.3
Proceeds from T-Locks	-	12.0	-
Other	(8.6)	12.9	(1.5)
Total other operating activities	$ (39.4)	$ 79.3	$ (3.8)
Cash paid during the period:			
Interest	$ 57.9	$ 57.6	$ 73.8
Income taxes	$ 70.9	$ 104.1	$ 64.9
Non-cash investing activities:			
Liabilities assumed for capital expenditures	$ 38.2	$ 12.8	$ -

Significant Non-Cash Items
Asset Retirement Obligations
In 2006, Wolf Creek Nuclear Operating Corporation (WCNOC) submitted an application to the Nuclear Regulatory Commission (NRC) for a new operating license for Wolf Creek, which would extend Wolf Creek's operating period to 2045. Due to the effect of computing the present value of the asset retirement obligation (ARO) at the end of the extended operating period, KCP&L recorded a $65.0 million decrease in the ARO to decommission Wolf Creek with a $25.8 million net decrease in property and equipment. The regulatory asset for ARO decreased $8.2 million and a $31.0 million regulatory liability was established to recognize funding of the related decommissioning trust in excess of the ARO due to the extended operating period. This activity had no impact to Great Plains Energy's or consolidated KCP&L's 2006 cash flows.

During 2005, KCP&L recorded AROs totaling $26.7 million, increased net utility plant by $13.0 million and increased regulatory assets by $13.7 million. This activity had no impact on Great Plains Energy and consolidated KCP&L's 2005 net income and had no effect on 2005 cash flows. See Note 16 for additional information.

Unrecognized Pension Expense
In December 2006, the Company adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Post Retirement Plans." See Note 8 for the effect of applying SFAS No. 158 to the Company's balance sheet at December 31, 2006. The adoption of SFAS No. 158 had no impact on Great Plains Energy's and consolidated KCP&L's 2006 cash flows.

3. ANTICIPATED ACQUISITION OF AQUILA, INC.

On February 7, 2007, Great Plains Energy entered into an agreement to acquire Aquila, Inc. (Aquila). Immediately prior to Great Plains Energy's acquisition of Aquila, Black Hills Corporation will acquire Aquila's electric utility in Colorado and its gas utilities in Colorado, Kansas, Nebraska and Iowa plus associated liabilities for a total of $940 million in cash, subject to closing adjustments. Each of the two transactions is conditioned on the completion of the other transaction and is expected to close in 2008. Following closing, Great Plains Energy will own Aquila and its Missouri-based utilities consisting of the Missouri Public Service and St. Joseph Light & Power divisions as well as Aquila's merchant service operations, which primarily consists of the 340MW Crossroads power generating facility and residential natural gas contracts.

Great Plains Energy will acquire all outstanding shares of Aquila for $1.80 in cash plus 0.0856 of a share of Great Plains Energy common stock for each share of Aquila common stock in a transaction valued at approximately $1.7 billion, or $4.54 per share, based on Great Plains Energy's closing stock price on February 6, 2007. In addition, Great Plains Energy will assume approximately $1 billion of Aquila's debt. The proceeds from the asset sale to Black Hills Corporation will be used to fund the cash portion of the consideration to Aquila shareholders and to reduce existing Aquila debt.

Great Plains Energy's acquisition of Aquila was unanimously approved by both Great Plains Energy's and Aquila's Boards of Directors and is subject to the approval of both Great Plains Energy and Aquila shareholders; regulatory approvals from the Public Service Commission of the State of Missouri (MPSC), The State Corporation Commission of the State of Kansas (KCC), and FERC; Hart-Scott-Rodino antitrust review; as well as other customary conditions.

The transaction will add about 300,000 electric utility customers and approximately 1,800 MW of generating capacity. Aquila is a partner with KCP&L in the jointly owned generating units Iatan Nos. 1 and 2, owning 18% of each Iatan generating unit. Direct costs of the acquisition incurred by Great

Plains Energy of $2.8 million at December 31, 2006, are deferred and will be included in purchase accounting treatment upon consummation of the acquisition.

4. RECEIVABLES

The Company's receivables are detailed in the following table.

	December 31 2006	2005
	(millions)	
Consolidated KCP&L		
Customer accounts receivable [a]	$ 35.2	$ 34.0
Allowance for doubtful accounts	(1.1)	(1.0)
Other receivables	80.2	37.3
Consolidated KCP&L receivables	114.3	70.3
Other Great Plains Energy		
Other receivables	229.2	193.0
Allowance for doubtful accounts	(4.1)	(4.3)
Great Plains Energy receivables	$ 339.4	$ 259.0

[a] Customer accounts receivable included unbilled receivables of $32.0 million and $31.4 million at December 31, 2006 and 2005, respectively.

Consolidated KCP&L's other receivables at December 31, 2006 and 2005, consisted primarily of receivables from partners in jointly owned electric utility plants and wholesale sales receivables. Great Plains Energy's other receivables at December 31, 2006 and 2005, consisted primarily of accounts receivable held by Strategic Energy, including unbilled receivables of $95.0 million and $99.9 million, respectively.

KCP&L sells all of its retail electric accounts receivable to its wholly owned subsidiary, Receivables Company, which in turn sells an undivided percentage ownership interest in the accounts receivable to Victory Receivables Corporation, an independent outside investor. KCP&L sells its receivables at a fixed price based upon the expected cost of funds and charge-offs. These costs comprise KCP&L's loss on the sale of accounts receivable. KCP&L services the receivables and receives an annual servicing fee of 2.5% of the outstanding principal amount of the receivables sold to Receivables Company. KCP&L does not recognize a servicing asset or liability because management determined the collection agent fee earned by KCP&L approximates market value.

Information regarding KCP&L's sale of accounts receivable to Receivables Company is reflected in the following tables.

2006	KCP&L	Receivables Company	Consolidated KCP&L
		(millions)	
Receivables (sold) purchased	$ (977.9)	$ 977.9	$ -
Gain (loss) on sale of accounts receivable [(a)]	(9.9)	9.9	-
Servicing fees	2.9	(2.9)	-
Fees to outside investor	-	(3.8)	(3.8)
Cash flows during the period			
Cash from customers transferred to Receivables Company	(980.7)	980.7	-
Cash paid to KCP&L for receivables purchased	974.6	(974.6)	-
Servicing fees	2.9	(2.9)	-
Interest on intercompany note	2.4	(2.4)	-

2005	KCP&L	Receivables Company	Consolidated KCP&L
		(millions)	
Receivables (sold) purchased	$ (599.7)	$ 599.7	$ -
Gain (loss) on sale of accounts receivable [(a)]	(6.0)	5.0	(1.0)
Servicing fees	1.4	(1.4)	-
Fees to outside investor	-	(1.4)	(1.4)
Cash flows during the period			
Cash from customers transferred to Receivables Company	(499.3)	499.3	-
Cash paid to KCP&L for receivables purchased	(494.3)	494.3	-
Servicing fees	1.4	(1.4)	-
Funds from outside investors [(b)]	70.0	-	70.0
Interest on intercompany note	0.9	(0.9)	-

(a) Any net gain (loss) is the result of the timing difference inherent in collecting receivables and over the life of the agreement will net to zero.

(b) During 2005, Receivables Company received $70 million cash from the outside investor for the sale of accounts receivable, which was then forwarded to KCP&L for consideration of its sale.

5. NUCLEAR PLANT

KCP&L owns 47% of WCNOC, the operating company for Wolf Creek, its only nuclear generating unit. Wolf Creek is regulated by the NRC, with respect to licensing, operations and safety-related requirements.

Spent Nuclear Fuel and Radioactive Waste

Under the Nuclear Waste Policy Act of 1982, the Department of Energy (DOE) is responsible for the permanent disposal of spent nuclear fuel. KCP&L pays the DOE a quarterly fee of one-tenth of a cent for each kilowatt-hour of net nuclear generation delivered and sold for the future disposal of spent nuclear fuel. These disposal costs are charged to fuel expense. In 2002, the U.S. Senate approved Yucca Mountain, Nevada as a long-term geologic repository. In July 2006, the DOE announced plans to submit a license application to the NRC for a nuclear waste repository at Yucca Mountain, Nevada, no later than June 30, 2008. The DOE also announced that if requested legislative changes are enacted, the repository could be able to accept spent nuclear fuel and high-level waste starting in early

2017. Management cannot predict when this site may be available for Wolf Creek. Under current DOE policy, once a permanent site is available, the DOE will accept spent nuclear fuel first from the owners with the older spent fuel. Wolf Creek has completed an on-site storage facility designed to hold all spent fuel generated at the plant through 2025. If the DOE meets its revised timetable for accepting spent fuel for disposal by 2017, management expects that the DOE could begin accepting some of Wolf Creek's spent fuel by 2025. Management can make no assurance that the DOE will meet its revised timetable and will continue to monitor this activity. See Note 15 for a related legal proceeding.

Nuclear Plant Decommissioning Costs

The MPSC and KCC require KCP&L and the other owners of Wolf Creek to submit an updated decommissioning cost study every three years and to propose funding levels.

The most recent study was submitted to the MPSC and KCC in 2005 and is the basis for the current cost of decommissioning estimates in the following table. In December 2006, KCP&L received orders from the MPSC and KCC, approving the funding schedules for this cost estimate based on an anticipated extension of the operating period to 2045.

	Total Station	KCP&L's 47% Share
	(millions)	
Current cost of decommissioning (in 2005 dollars)	$ 518	$ 243
Future cost of decommissioning (in 2045-2053 dollars) [(a)]	3,327	1,564
Annual escalation factor	4.40%	
Annual return on trust assets [(b)]	6.48%	

(a) Total future cost over an eight year decommissioning period.

(b) The 6.48% rate of return is thru 2025. The rate then systematically decreases through 2053 to 2.82% based on the assumption that the fund's investment mix will become increasingly more conservative as the decommissioning period approaches.

KCP&L currently contributes approximately $3.7 million annually to a tax-qualified trust fund to be used to decommission Wolf Creek. Amounts funded are charged to other operating expense and recovered in customers' rates. If the actual return on trust assets is below the anticipated level, management believes a rate increase would be allowed ensuring full recovery of decommissioning costs over the remaining life of the station.

The following table summarizes the change in Great Plains Energy's and consolidated KCP&L's decommissioning trust fund.

December 31	2006	2005
Decommissioning Trust	(millions)	
Beginning balance	$ 91.8	$ 84.1
Contributions	3.7	3.6
Realized gains	6.0	3.9
Unrealized gains	2.6	0.2
Ending balance	$ 104.1	$ 91.8

The decommissioning trust is reported at fair value on the balance sheets and is invested in assets as detailed in the following table.

	December 31	
Asset Category	2006	2005
Equity securities	43%	48%
Debt securities	54%	46%
Other	3%	6%
Total	100%	100%

Nuclear Liability and Insurance

The owners of Wolf Creek (Owners) maintain nuclear insurance for Wolf Creek in three areas: nuclear liability, nuclear property and accidental outage. These policies contain certain industry standard exclusions, including, but not limited to, ordinary wear and tear, and war. Both the nuclear liability and property insurance programs subscribed to by members of the nuclear power generating industry include industry aggregate limits for non-certified acts of terrorism and related losses, as defined by the Terrorism Risk Insurance Act, including replacement power costs. An industry aggregate limit of $0.3 billion exists for liability claims, regardless of the number of non-certified acts affecting Wolf Creek or any other nuclear energy liability policy or the number of policies in place. An industry aggregate limit of $3.2 billion plus any reinsurance recoverable by Nuclear Electric Insurance Limited (NEIL), the Owners' insurance provider, exists for property claims, including accidental outage power costs for acts of terrorism affecting Wolf Creek or any other nuclear energy facility property policy within twelve months from the date of the first act. These limits are the maximum amount to be paid to members who sustain losses or damages from these types of terrorist acts. For certified acts of terrorism, the individual policy limits apply. In addition, industry-wide retrospective assessment programs (discussed below) can apply once these insurance programs have been exhausted.

Liability Insurance

Pursuant to the Price-Anderson Act, which was reauthorized through December 31, 2025, by the Energy Policy Act of 2005, the Owners are required to insure against public liability claims resulting from nuclear incidents to the full limit of public liability, which is currently $10.8 billion. This limit of liability consists of the maximum available commercial insurance of $0.3 billion and the remaining $10.5 billion is provided through an industry-wide retrospective assessment program mandated by law, known as the Secondary Financial Protection (SFP) program. Under the SFP program, the Owners can be assessed up to $100.6 million ($47.3 million, KCP&L's 47% share) per incident at any commercial reactor in the country, payable at no more than $15 million ($7.1 million, KCP&L's 47% share) per incident per year. This assessment is subject to an inflation adjustment based on the Consumer Price Index and applicable premium taxes. In addition, the U.S. Congress could impose additional revenue-raising measures to pay claims.

Property, Decontamination, Premature Decommissioning and Extra Expense Insurance

The Owners carry decontamination liability, premature decommissioning liability and property damage insurance for Wolf Creek totaling approximately $2.8 billion ($1.3 billion, KCP&L's 47% share). NEIL provides this insurance.

In the event of an accident, insurance proceeds must first be used for reactor stabilization and site decontamination in accordance with a plan mandated by the NRC. KCP&L's share of any remaining proceeds can be used for further decontamination, property damage restoration and premature decommissioning costs. Premature decommissioning coverage applies only if an accident at Wolf Creek exceeds $500 million in property damage and decontamination expenses, and only after trust funds have been exhausted.

Accidental Nuclear Outage Insurance
The Owners also carry additional insurance from NEIL to cover costs of replacement power and other extra expenses incurred in the event of a prolonged outage resulting from accidental property damage at Wolf Creek.

Under all NEIL policies, the Owners are subject to retrospective assessments if NEIL losses, for each policy year, exceed the accumulated funds available to the insurer under that policy. The estimated maximum amount of retrospective assessments under the current policies could total approximately $26.1 million ($12.3 million, KCP&L's 47% share) per policy year.

In the event of a catastrophic loss at Wolf Creek, the insurance coverage may not be adequate to cover property damage and extra expenses incurred. Uninsured losses, to the extent not recovered through rates, would be assumed by KCP&L and the other owners and could have a material adverse effect on KCP&L's results of operations, financial position and cash flows.

Low-Level Waste
The Low-Level Radioactive Waste Policy Amendments Act of 1985 mandated that the various states, individually or through interstate compacts, develop alternative low-level radioactive waste disposal facilities. The states of Kansas, Nebraska, Arkansas, Louisiana and Oklahoma formed the Central Interstate Low-Level Radioactive Waste Compact (Compact) and selected a site in northern Nebraska to locate a disposal facility. WCNOC and the owners of the other five nuclear units in the Compact provided most of the pre-construction financing for this project.

After many years of effort, Nebraska regulators denied the facility developer's license application in December 1998, a prolonged lawsuit ensued, and Nebraska eventually settled the case by paying the Compact Commission $145.8 million in damages. The Compact Commission then paid pro rata portions of the settlement money to the various parties who originally funded the project. To date, WCNOC has received refunds totaling $21.3 million (KCP&L's 47% share being $10 million), including $1.7 million ($0.8 million, KCP&L's 47% share) received in 2006. The Compact Commission continues to explore alternative long-term waste disposal capability and has retained an insignificant portion of the settlement money. In April 2006, WCNOC and other affected generators filed a lawsuit in Federal District Court in Nebraska seeking to preserve their ability to continue to pursue their claim for their share of the retained amount plus interest. In January 2007, the court denied this claim stating the Compact Commission is still in existence, will continue to exist for the foreseeable future and has an arguable need for money.

Deferred Refueling Outage Costs
In September 2006, the FASB issued FASB Staff Position (FSP) No. AUG AIR-1, "Accounting for Planned Major Maintenance Activities." FSP No. AUG AIR-1 prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities. Management has elected to early adopt the provisions and accordingly has retrospectively adjusted prior periods. Prior to adoption, KCP&L utilized the accrue-in-advance method for incremental costs to be incurred during scheduled Wolf Creek refueling outages. KCP&L adopted the deferral method to account for operations and maintenance expenses incurred for scheduled refueling outages to be amortized evenly (monthly) over the unit's operating cycle of 18 months until the next scheduled outage. Replacement power costs during the outage will be expensed as incurred.

The overall impact to Great Plains Energy's and consolidated KCP&L's consolidated statements of income was no change to 2005 net income or earnings per share and a $1.7 million increase in 2004 net income, or $0.02 per share. The following line items within the consolidated statements of income were impacted by the change.

	As Originally Reported 2005	As Adjusted	Effect of Change	As Originally Reported 2004	As Adjusted	Effect of Change
Great Plains Energy			(millions)			
Fuel	$ 207.9	$ 208.4	$ 0.5	$ 179.4	$ 176.8	$ (2.6)
Other	327.7	327.7	-	324.2	323.6	(0.6)
Maintenance	90.3	90.0	(0.3)	83.6	84.1	0.5
Income taxes	(39.7)	(39.5)	0.2	(54.5)	(55.5)	(1.0)
Consolidated KCP&L						
Fuel	$ 207.9	$ 208.4	$ 0.5	$ 179.4	$ 176.8	$ (2.6)
Other	265.7	265.7	-	259.7	259.1	(0.6)
Maintenance	90.3	90.0	(0.3)	83.5	84.0	0.5
Income taxes	(48.2)	(48.0)	0.2	(52.8)	(53.8)	(1.0)

The overall impact to Great Plains Energy's and consolidated KCP&L's 2005 balance sheet was an increase in retained earnings of $10.6 million. For Great Plains Energy, this was a result of an increase in current and total assets of $8.1 million for the addition of deferred refueling outage costs and a decrease in current and total liabilities of $2.5 million for the elimination of accrued refueling outage costs (net of a $6.4 million increase in deferred income taxes). For consolidated KCP&L, this was a result of an increase in current and total assets of $1.7 million for the addition of deferred refueling outage costs (net of a $6.4 million decrease in deferred income taxes) and a decrease in current and total liabilities of $8.9 million for the elimination of accrued refueling outage costs.

As a result of the accounting change, Great Plains Energy's retained earnings as of January 1, 2005, increased to $462.1 million and consolidated KCP&L's retained earnings increased to $263.5 million. There were no overall impacts to the 2005 and 2004 statements of cash flows for Great Plains Energy and consolidated KCP&L.

6. REGULATORY MATTERS

KCP&L's Comprehensive Energy Plan

KCP&L continues to make progress in implementing its comprehensive energy plan under orders received from the MPSC and KCC in 2005. The Sierra Club and Concerned Citizens of Platte County have appealed the MPSC order, and the Sierra Club has appealed the KCC order. In March 2006, the Circuit Court of Cole County, Missouri, affirmed the MPSC order and the Sierra Club has appealed the decision to the Missouri Court of Appeals. The Kansas District Court denied the Sierra Club's appeal in May 2006 and the Sierra Club has appealed to the Kansas Court of Appeals. Although subject to the appeals, the MPSC and KCC orders remain in effect pending the applicable court's decision.

During 2006, KCP&L entered into certain procurement and engineering agreements for comprehensive energy plan projects, and further refined its cost estimates and schedules as contracting and engineering progressed. The following table summarizes the comprehensive energy plan estimated capital expenditures.

Project	Estimated Capital Expenditures [a]
	(millions)
Iatan No. 2 [b]	$ 837 - $ 914
Environmental Retrofit Projects [c]	423 - 443
Wind Generation [d]	164
Asset Management	42
Customer Programs	53
Total	$ 1,519 - $ 1,616

[a] KCP&L share of costs, exclusive of AFDC.

[b] KCP&L's 54.71% ownership (approximately 465MW) of an estimated 850MW plant.

[c] These projects are the Iatan No. 1 air quality control project, the LaCygne No. 1 selective catalytic reduction project and baghouse and scrubber project.

[d] The Spearville Wind Energy Facility went into service in September 2006.

The cost estimates for Iatan No. 2 and the environmental retrofits include a range for contingencies on those projects that reflect, among other factors, the current level of contracting. Specific comprehensive energy plan project management and other risk mitigation practices result in varying uncertainty and therefore a range of contingency allowance has been provided. The upper end of each range reflects a contingency allowance that management believes is consistent with industry practice and market conditions for projects of these types, sizes and degree of completion.

Because of the magnitude of the comprehensive energy plan projects and the length of the implementation period, the actual expenditures, scope and timing of any or all of these projects that have not been completed may differ materially from these estimates.

KCP&L Regulatory Proceedings

In February 2006, KCP&L filed requests with the MPSC and KCC for annual rate increases of $55.8 million or 11.5% and $42.3 million or 10.5%, respectively. The requests were based on a return on equity of 11.5% and an adjusted equity ratio of 53.8%. KCP&L received rate orders from the MPSC and KCC in December 2006. The ordered rates were implemented January 1, 2007.

The MPSC ordered an approximate $51 million increase in annual revenues effective January 1, 2007, reflecting an authorized return on equity of 11.25%. Approximately $22 million of the rate increase results from additional amortization to help maintain cash flow levels. The MPSC order established, for regulatory purposes, annual pension cost recovery for the period beginning January 1, 2007, of approximately $19 million on a Missouri jurisdictional basis, after allocations to the other joint owners of generation facilities and capitalized amounts, through the creation of a regulatory asset or liability. The order also established, effective January 1, 2006, a regulatory asset or liability as appropriate for amounts arising from defined benefit plan settlements and curtailments to be amortized over a five-year period beginning with the effective date of rates approved in KCP&L's next rate case.

The KCC ordered a $29 million increase in annual revenues effective January 1, 2007, including $4 million of accelerated depreciation to maintain cash flow levels. The KCC order does not propose an energy cost adjustment (ECA) clause; however, KCP&L agreed to propose an ECA clause in its next rate case to be filed no later than March 1, 2007. The ordered rates were implemented January 1, 2007. The KCC order established, for regulatory purposes, annual pension costs beginning January 1, 2007, of approximately $19 million on a Kansas jurisdictional basis through the creation of a regulatory asset or liability. The order also established, effective January 1, 2006, a regulatory asset or liability as appropriate for amounts arising from defined benefit plan settlements and curtailments to be amortized over a five-year period beginning with the effective date of rates approved in KCP&L's next rate case.

See Regulatory Assets and Liabilities below for information regarding various regulatory assets established at December 31, 2006, in accordance with these rate orders.

Regulatory Assets and Liabilities

KCP&L is subject to the provisions of SFAS No. 71 and has recorded assets and liabilities on its balance sheet resulting from the effects of the ratemaking process, which would not otherwise be recorded under GAAP. Regulatory assets represent incurred costs that are probable of recovery from future revenues. Regulatory liabilities represent amounts imposed by rate actions of KCP&L's regulators that may require refunds to customers, represent amounts provided in current rates that are intended to recover costs that are expected to be incurred in the future for which KCP&L remains accountable, or represent a gain or other reduction of allowable costs to be given to customers over future periods. Future recovery of regulatory assets is not assured, but is generally subject to review by regulators in rate proceedings for matters such as prudence and reasonableness. Future reductions in revenue or refunds for regulatory liabilities generally are not mandated, pending future rate proceedings or actions by the regulators. Management regularly assesses whether regulatory assets and liabilities are probable of future recovery or refund by considering factors such as decisions by the MPSC, KCC or FERC on KCP&L's rate case filings; decisions in other regulatory proceedings, including decisions related to other companies that establish precedent on matters applicable to KCP&L; and changes in laws and regulations. If recovery or refund of regulatory assets or liabilities is not approved by regulators or is no longer deemed probable, these regulatory assets or liabilities are recognized in the current period results of operations. KCP&L's continued ability to meet the criteria for application of SFAS No. 71 may be affected in the future by restructuring and deregulation in the electric industry. In the event that SFAS No. 71 no longer applied to a deregulated portion of KCP&L's operations, the related regulatory assets and liabilities would be written off unless an appropriate regulatory recovery mechanism is provided. Additionally, these factors could result in an impairment of utility plant assets if the cost of the assets could not be expected to be recovered in customer rates. Whether an asset has been impaired is determined pursuant to the requirements of SFAS No. 144.

	December 31	
	2006	2005
Regulatory Assets	(millions)	
Taxes recoverable through future rates	$ 81.7	$ 85.7
Decommission and decontaminate federal uranium enrichment facilities	0.6	1.3
Loss on reacquired debt	6.4	7.1
January 2002 incremental ice storm costs (Missouri)	0.4	4.9
Change in depreciable life of Wolf Creek	45.4	27.4
Cost of removal	8.2	9.3
Asset retirement obligations	16.9	23.6
Pension and post-retirement costs	256.9	15.6
Surface Transportation Board litigation expenses	1.7	-
Deferred customer programs	5.9	0.3
2006 rate case expenses	2.6	0.2
Other	7.7	4.5
Total	$ 434.4	$ 179.9
Regulatory Liabilities		
Emission allowances	$ 64.5	$ 64.3
Pension costs	-	1.0
Asset retirement obligations	35.6	-
Additional Wolf Creek amortization (Missouri)	14.6	4.3
Total	$ 114.7	$ 69.6

Except as noted below, regulatory assets for which costs have been incurred have been included (or are expected to be included, for costs incurred subsequent to the most recently approved rate case) in KCP&L's rate base, thereby providing a return on invested costs. Certain regulatory assets do not result from cash expenditures and therefore do not represent investments included in rate base or have offsetting liabilities that reduce rate base. The regulatory asset for pension and post-retirement costs at December 31, 2006, includes $25.0 million, net of related liabilities, for the adoption of SFAS No. 158 representing the difference between funding and expenses recognized of the pension and post-retirement plans that are not included in rate base. The regulatory asset for pension and post-retirement costs at December 31, 2006, includes $11.6 million of amounts arising from defined benefit plan settlements and curtailments that are not included in rate base to be amortized over a five-year period beginning with the effective date of rates approved in KCP&L's next rate case. The regulatory asset for pension and post-retirement costs at December 31, 2006, includes $9.0 million representing an accounting method difference and is not included in rate base. Certain insignificant items in Regulatory Assets – Other are also not included in rate base.

Great Plains Energy and consolidated KCP&L recognized several new regulatory assets in accordance with the 2006 rate orders received from the MPSC and KCC including, but not limited to, amounts arising from defined benefit plan settlements and curtailments, litigation costs related to the KCP&L rate complaint case filed with the Surface Transportation Board (STB), deferred costs incurred in relation to various demand response, efficiency and affordability customer programs, and 2006 Missouri & Kansas rate case expenses.

Southwest Power Pool Regional Transmission Organization
KCP&L is a member of the Southwest Power Pool (SPP), which is a FERC approved Regional Transmission Organization (RTO). In July 2006, KCC granted interim approval for KCP&L to take SPP network integration transmission service for its retail customers. During 2006, KCC and MPSC both issued orders approving KCP&L's participation in the SPP RTO, which also made final the previously

granted KCC interim approval. In May 2006, SPP made a compliance filing in response to a previously issued FERC order on the SPP energy imbalance service market. In July 2006, FERC issued an order on the compliance filing accepting in part, as modified, and rejecting in part the filing, permitting the start of the SPP energy imbalance service market no earlier than October 1, 2006, and required SPP to make additional filings. The SPP Board met in October 2006 and delayed SPP's readiness filing to FERC. In December 2006, the SPP Board voted to file the certification of SPP's market readiness for a February 1, 2007, start. FERC issued an order concerning the December market readiness filing on January 26, 2007. In this order, FERC accepted the market readiness filing and authorized the SPP to start the energy imbalance service market on February 1, 2007. KCP&L is participating in this market.

Revenue Sufficiency Guarantee

Since the April 2005 implementation of Midwest Independent Transmission System Operator Inc. (MISO) market operations, MISO's business practice manuals and other instructions to market participants have stated that Revenue Sufficiency Guarantee (RSG) charges will not be imposed on day-ahead virtual offers to supply power not supported by actual generation. RSG charges are collected by MISO in order to compensate generators that are standing by to supply electricity when called upon by MISO. In April 2006, FERC issued an order regarding MISO RSG charges. In its order, FERC interpreted MISO's tariff to require that virtual supply offers be included in the calculation of RSG charges and that to the extent that MISO did not charge market participants RSG charges on virtual supply offers, MISO violated its tariff. The FERC order required MISO to recalculate RSG rates back to April 1, 2005, and make refunds to customers who paid RSG charges on imbalances, with interest, reflecting the recalculated charges. In order to make such refunds, RSG charges could have been retroactively imposed on market participants who submitted virtual supply offers during the recalculation period.

Strategic Energy is among the MISO participants that paid RSG charges on imbalances and could have received a refund as a result of the order. Strategic Energy could also have been subject to a retroactive assessment from MISO for RSG charges on virtual supply offers it submitted during the recalculation period. Consistent with MISO's business practice manuals, management does not believe Strategic Energy should be assessed RSG charges retroactively or prospectively on its virtual supply offers.

Numerous requests for rehearing were filed and in October 2006, FERC entered an order granting requests for rehearing of the FERC's decision to require MISO to retroactively recalculate RSG charges and provide refunds to customers that paid RSG charges on imbalances. As a result, MISO will not assess RSG charges retroactively on virtual supply offers, but RSG charges will apply prospectively on certain virtual supply offers. Parties have petitioned to appeal and move for further rehearing of the FERC order. Management is unable to predict the outcome of any appeals or further requests for rehearing.

Seams Elimination Charge Adjustment

Seams Elimination Charge Adjustment (SECA) is a transitional pricing mechanism authorized by FERC and intended to compensate transmission owners for the revenue lost as a result of FERC's elimination of regional through and out rates between PJM Interconnection, LLC (PJM) and MISO during a 16-month transition period from December 1, 2004, through March 31, 2006. Each relevant PJM and MISO zone and the load-serving entities within that zone were allocated a portion of SECA based on transmission services provided to that zone during 2002 and 2003. In 2006, Strategic Energy recorded a reduction of purchased power expense of $2.4 million for SECA recoveries from suppliers, which offset $2.7 million of expense recorded in the first quarter. During 2005, Strategic Energy recorded purchased power expenses totaling $13.6 million for SECA transition charges. Strategic Energy recovered $1.3 million and $5.4 million in 2006 and 2005, respectively, of its SECA costs through billings to its retail customers. No further billings are anticipated pending the outcome of proceedings discussed below.

There are several unresolved matters and legal challenges related to SECA that are pending before FERC on rehearing. FERC established a schedule for resolution of certain SECA issues, including the issue of shifting SECA allocations to the shipper. The shipper in Strategic Energy's situation is the wholesale supplier, which, through a contract with Strategic Energy, delivered power to various zones in which Strategic Energy was supplying retail customers. In most instances, the shipper was the purchaser of through and out transmission service and therefore included the cost of the through and out rate in its energy price.

In 2006, FERC held hearings on the justness and reasonableness of the SECA rate and on attempts by suppliers to shift SECA to wholesale counterparties and subsequently, a favorable initial decision was extended by an administrative law judge, which could potentially result in a refund of prior SECA payments. Management is awaiting FERC action and is unable to predict the outcome of legal and regulatory challenges to the SECA mechanism.

7. GOODWILL AND INTANGIBLE PROPERTY

Great Plains Energy's consolidated balance sheets reflect goodwill associated with the Company's ownership in Strategic Energy of $88.1 million and $87.6 million at December 31, 2006 and 2005, respectively. The increase in goodwill in 2006 reflects Great Plains Energy's acquisition of the remaining indirect interest in Strategic Energy as part of a litigation settlement. See Note 15 for additional information. Annual impairment tests, conducted September 1, have been completed and there were no impairments of goodwill in 2006, 2005 or 2004.

Other Intangible Assets and Related Liabilities
Great Plains Energy and consolidated KCP&L's intangible assets and related liabilities are detailed in the following table.

	December 31, 2006		December 31, 2005	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Consolidated KCP&L		(millions)		
Computer software [(a)]	$ 100.4	$ (76.2)	$ 92.9	$ (68.8)
Other Great Plains Energy				
Computer software [(a)]	15.0	(8.4)	12.0	(5.2)
Acquired intangible assets				
Supply contracts	26.5	(26.5)	26.5	(19.3)
Customer relationships	17.0	(7.6)	17.0	(4.7)
Asset information systems	1.9	(1.4)	1.9	(0.9)
Unamortized intangible assets				
Strategic Energy trade name	0.7		0.7	
Total intangible assets	$ 161.5	$ (120.1)	$ 151.0	$ (98.9)
Amortized related liabilities				
Retail contracts	$ 26.5	$ (26.5)	$ 26.5	$ (19.3)

[(a)] Computer software is included in electric utility plant or other nonutility property, as applicable, on the consolidated balance sheets.

The fair value of acquired supply (intangible asset) and retail (liability) contracts were amortized over 28 months. Other intangible assets recorded that have finite lives and are subject to amortization include customer relationships and asset information systems, which are being amortized over 72 and 44 months, respectively.

Amortization expense for the acquired share of intangible assets and related liabilities is detailed in the following table.

				Estimated Amortization Expense			
	2006	2005	2004	2007	2008	2009	2010
				(millions)			
Intangible assets	$ 10.6	$ 15.0	$ 9.9	$ 3.3	$ 2.8	$ 2.9	$ 0.9
Related liabilities	(7.2)	(11.6)	(7.7)	-	-	-	-
Net amortization expense	$ 3.4	$ 3.4	$ 2.2	$ 3.3	$ 2.8	$ 2.9	$ 0.9

8. PENSION PLANS, OTHER EMPLOYEE BENEFITS AND SKILL SET REALIGNMENT COSTS

Pension Plans and Other Employee Benefits
The Company maintains defined benefit pension plans for substantially all employees, including officers, of KCP&L, Services and WCNOC. Pension benefits under these plans reflect the employees' compensation, years of service and age at retirement.

The MPSC and KCC issued orders in 2005 establishing regulatory assets and liabilities for the difference between KCP&L's pension costs for ratemaking and SFAS No. 87 pension costs. In 2006, the Commissions issued orders granting equivalent treatment for SFAS No. 88 charges retroactive to January 1, 2006.

In addition to providing pension benefits, the Company provides certain post-retirement health care and life insurance benefits for substantially all retired employees of KCP&L, Services and WCNOC. The cost of post-retirement benefits charged to KCP&L are accrued during an employee's years of service and recovered through rates.

In September 2006, SFAS No. 158 was issued which requires the recognition of the funded status of defined pension plans and other post-retirement plans on the balance sheet with any changes in funded status recognized through comprehensive income in the year the changes occur and is effective for fiscal years ending after December 15, 2006, with retrospective application not permitted. SFAS No. 158 also requires an employer to measure the funded status of a plan as of the date of its year-end balance sheet effective for fiscal years ending after December 15, 2008. Under the standard, overfunded plans are recognized as an asset and underfunded plans are recognized as a liability with any unrecognized amounts recorded in accumulated other comprehensive income (OCI). The recognition of any additional minimum pension liability and related intangible asset are no longer required. The Company adopted the recognition requirements of SFAS No. 158 on December 31, 2006, and established a regulatory asset in accordance with SFAS No. 71 for the amounts KCP&L recorded in accumulated OCI. Prior to the adoption of SFAS No. 158, the Company decreased the minimum pension liability adjustment, intangible asset and OCI, net of tax by $27.8 million, $2.3 million and $16.0 million, respectively.

The following table summarizes the effects of implementing SFAS No. 158 on Great Plains Energy's and consolidated KCP&L's balance sheets at December 31, 2006.

December 31, 2006	Prior to SFAS No. 158	Adjustments	Post SFAS No. 158
		(millions)	
Prepaid benefit cost	$ 46.8	$ (46.8)	$ -
Current liability	-	(1.0)	(1.0)
Accrued benefit cost	(31.4)	31.4	-
Pension liability	-	(143.2)	(143.2)
Postretirement liability	-	(33.0)	(33.0)
Minimum pension liability adjustment	(46.5)	46.5	-
Intangible asset	12.1	(12.1)	-
Accumulated OCI, net of tax	-	1.6	1.6
Regulatory asset	34.3	155.7	190.0

The following pension benefits tables provide information relating to the funded status of all defined benefit pension plans on an aggregate basis as well as the components of net periodic benefit costs. The plan measurement date for the majority of plans is September 30. In 2006, contributions of $1.2 million and $4.6 million were made to the pension and post-retirement benefit plans, respectively, after the measurement date and in 2005, contributions of $0.2 million and $3.8 million were made to the pension plan and post-retirement benefit plans, respectively, after the measurement date. Net periodic benefit costs reflect total plan benefit costs prior to the effects of capitalization and sharing with joint-owners of power plants.

	Pension Benefits		Other Benefits	
	2006	2005	2006	2005
Change in projected benefit obligation (PBO)		(millions)		
PBO at beginning of year	$ 554.6	$ 515.7	$ 53.0	$ 49.1
Service cost	18.8	17.3	0.9	0.9
Interest cost	30.9	29.8	3.0	2.9
Contribution by participants	-	-	1.3	1.2
Amendments	-	0.6	-	-
Actuarial loss (gain)	6.5	33.0	(1.8)	3.6
Benefits paid	(17.9)	(41.2)	(4.2)	(4.1)
Benefits paid by Company	(0.4)	(0.6)	(0.7)	(0.6)
Settlements paid	(83.7)	-	-	-
PBO at end of plan year	$ 508.8	$ 554.6	$ 51.5	$ 53.0
Change in plan assets				
Fair value of plan assets at beginning of year	$ 412.2	$ 370.5	$ 12.2	$ 14.7
Actual return on plan assets	34.3	47.8	0.6	0.3
Contributions by employer and participants	18.8	35.1	4.8	1.3
Benefits paid	(17.9)	(41.2)	(4.2)	(4.1)
Settlements paid	(82.9)	-	-	-
Fair value of plan assets at end of plan year	$ 364.5	$ 412.2	$ 13.4	$ 12.2
Funded status at end of year				
Funded status	$(144.3)	$(142.4)	$ (38.1)	$ (40.8)
Unrecognized actuarial loss	-	195.0	-	14.1
Unrecognized prior service cost	-	32.6	-	0.8
Unrecognized transition obligation	-	0.3	-	8.2
Contributions and changes after measurement date	0.6	0.2	4.6	3.8
Net amounts recognized	(143.7)	85.7	(33.5)	(13.9)
Regulatory asset, net	-	14.6	-	-
Net amount recognized at December 31	$(143.7)	$ 100.3	$ (33.5)	$ (13.9)
Amounts recognized in the consolidated balance sheets				
Prepaid benefit cost	$ -	$ 98.3	$ -	$ -
Current pension liability	(0.5)	-	(0.5)	-
Accrued benefit cost	-	(12.8)	-	(17.7)
Pension liability	(143.8)	-	(37.6)	-
Minimum pension liability adjustment	-	(74.3)	-	-
Intangible asset	-	14.4	-	-
Contributions and changes after measurement date	0.6	0.2	4.6	3.8
Net amount recognized before regulatory treatment	(143.7)	25.8	(33.5)	(13.9)
Accumulated OCI	2.3	59.9	0.3	-
Regulatory asset, net	238.0	14.6	18.9	-
Net amount recognized at December 31	$ 96.6	$ 100.3	$ (14.3)	$ (13.9)
Amounts in accumulated OCI or regulatory asset not yet recognized as a component of net periodic cost:				
Unrecognized actuarial loss	$ 144.8	$ -	$ 11.6	$ -
Unrecognized prior service cost	28.3	-	0.6	-
Unrecognized transition obligation	0.3	-	7.0	-
Other	66.9	-	-	-
Net amount recognized at December 31	$ 240.3	$ -	$ 19.2	$ -

Year to Date December 31	Pension Benefits 2006	2005	2004	Other Benefits 2006	2005	2004
Components of net periodic benefit cost			(millions)			
Service cost	$ 18.8	$ 17.3	$ 16.7	$ 0.9	$ 0.9	$ 0.9
Interest cost	30.9	29.8	30.1	3.0	2.9	3.1
Expected return on plan assets	(32.7)	(32.4)	(31.7)	(0.6)	(0.6)	(0.6)
Amortization of prior service cost	4.3	4.3	4.3	0.2	0.2	0.2
Recognized net actuarial loss	31.8	18.6	7.7	0.9	0.5	0.7
Transition obligation	0.1	0.1	0.1	1.2	1.2	1.2
Settlement charges	23.1	-	1.8	-	-	-
Net periodic benefit cost before regulatory adjustment	76.3	37.7	29.0	5.6	5.1	5.5
Regulatory adjustment	(52.3)	(14.6)	-	-	-	-
Net periodic benefit cost	$ 24.0	$ 23.1	$ 29.0	$ 5.6	$ 5.1	$ 5.5

The estimated prior service cost, net loss and transition costs for the defined benefit plans that will be amortized from accumulated OCI or a regulatory asset into net periodic benefit cost in 2007 are $4.3 million, $35.2 million and $0.1 million, respectively. The estimated prior service cost, net loss, and transition costs for the other post-retirement benefit plans that will be amortized from accumulated OCI or a regulatory asset into net periodic benefit cost in 2007 are $0.2 million, $0.6 million and $1.2 million, respectively. Net actuarial gains and losses are recognized on a rolling five-year average basis.

The accumulated benefit obligation (ABO) for all defined benefit pension plans was $427.1 million and $469.9 million at December 31, 2006 and 2005, respectively. The PBO, ABO and the fair value of plan assets at plan year-end are aggregated by funded and under funded plans in the following table.

	2006	2005
Pension plans with the ABO in excess of plan assets	(millions)	
Projected benefit obligation	$ 323.9	$ 337.8
Accumulated benefit obligation	268.5	280.6
Fair value of plan assets	193.4	204.1
Pension plans with plan assets in excess of the ABO		
Projected benefit obligation	$ 184.9	$ 216.8
Accumulated benefit obligation	158.6	189.3
Fair value of plan assets	171.1	208.1

The expected long-term rate of return on plan assets is based on historical and projected rates of return for current and planned asset classes in the plans' investment portfolio. Assumed projected rates of return for each asset class were selected after analyzing historical experience and future expectations of the returns of various asset classes. Based on the target asset allocation for each asset class, the overall expected rate of return for the portfolio was developed and adjusted for the effect of projected benefits paid from plan assets and future plan contributions.

The following tables provide the weighted-average assumptions used to determine benefit obligations and net costs.

Weighted average assumptions used to determine the benefit obligation at plan year-end	Pension Benefits 2006	Pension Benefits 2005	Other Benefits 2006	Other Benefits 2005
Discount rate	5.87%	5.62%	5.89%	5.62%
Rate of compensation increase	3.81%	3.57%	3.90%	3.60%

Weighted average assumptions used to determine net costs for years ended at December 31	Pension Benefits 2006	Pension Benefits 2005	Other Benefits 2006	Other Benefits 2005
Discount rate	5.62%	5.82%	5.62%	5.82%
Expected long-term return on plan assets	8.25%	8.75%	4.23% *	4.26% *
Rate of compensation increase	3.57%	3.06%	3.60%	3.05%

* after tax

Pension plan assets are managed in accordance with "prudent investor" guidelines contained in the Employee Retirement Income Security Act (ERISA) requirements. The investment strategy supports the objective of the fund, which is to earn the highest possible return on plan assets within a reasonable and prudent level of risk. Investments are diversified across classes and within each class to minimize risks. At December 31, 2006 and 2005, respectively, the fair value of plan assets was $364.5 million, not including a $1.2 million contribution made after the plan year-end, and $412.2 million, not including a $0.2 million subsequent contribution. The asset allocation for the Company's pension plans at the end of 2006 and 2005, and the target allocation for 2007 are reported in the following table. The portfolio is periodically rebalanced to generally meet target allocation percentages.

Asset Category	Target Allocation	Plan Assets at December 31 2006	Plan Assets at December 31 2005
Equity securities	62%	67%	61%
Debt securities	28%	22%	26%
Real estate	6%	6%	7%
Other	4%	5%	6%
Total	100%	100%	100%

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The cost trend assumed for 2006 was 9% and is 8% for 2007. The cost trend rate will continue to decline through 2010 to the ultimate cost trend rate of 5%. The health care plan requires retirees to make monthly contributions on behalf of themselves and their dependents in an amount determined by the Company.

The effects of a one-percentage point change in the assumed health care cost trend rates, holding all other assumptions constant, at December 31, 2006, are detailed in the following table.

	Increase	Decrease
	(millions)	
Effect on total service and interest component	$ 0.1	$ (0.1)
Effect on postretirement benefit obligation	0.7	(0.6)

The Company expects to contribute $33.6 million to the plans in 2007 to meet ERISA funding requirements, all of which will be paid by KCP&L. The Company will also contribute $4.3 million to other post-retirement benefit plans in 2007, $4.0 million of which will be paid by KCP&L. The Company's funding policy is to contribute amounts sufficient to meet the ERISA minimum funding requirements plus additional amounts as considered appropriate; therefore, actual contributions may differ from expected contributions. The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid through 2016.

	Pension Benefits	Other Benefits
	(millions)	
2007	$ 37.2	$ 7.0
2008	36.2	7.6
2009	36.4	8.3
2010	39.7	8.9
2011	38.6	9.6
2012-2016	222.2	56.3

Employee Savings Plans

Great Plains Energy has defined contribution savings plans that cover substantially all employees. The Company matches employee contributions, subject to limits. The annual cost of the plans was approximately $4.8 million in 2006, 2005 and 2004. Consolidated KCP&L's annual cost of the plans was approximately $3.0 million for each of the last three years.

Cash-Based Long-Term Incentives

Strategic Energy has long-term incentives designed to reward officers and key members of management with Great Plains Energy restricted stock (issued under the Company's Long-Term Incentive Plan) and a cash performance payment for achieving specific performance goals over stated periods of time, commencing January 1, 2005. The restricted stock compensation expense is discussed in Note 9. In 2006 and 2005, compensation expense of $3.8 million and $1.6 million, respectively, was recognized for the cash-based incentives.

Skill Set Realignment Costs

In 2005 and early 2006, management undertook a process to assess, improve and reposition the skill sets of employees for implementation of the comprehensive energy plan. In 2006, Great Plains Energy and consolidated KCP&L recorded $9.4 million and $9.3 million, respectively, related to this process reflecting severance, benefits and related payroll taxes provided to employees.

9. EQUITY COMPENSATION

As of January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), "Share-Based Payment" using the modified prospective application method. The adoption of SFAS No. 123R had an insignificant effect on the companies' consolidated statements of income and cash flows in 2006.

The Company's Long-Term Incentive Plan is an equity compensation plan approved by its shareholders. KCP&L does not have an equity compensation plan; however, KCP&L officers participate in Great Plains Energy's Long-Term Incentive Plan. The Long-Term Incentive Plan permits the grant of restricted stock, stock options, limited stock appreciation rights and performance shares to officers of the Company and its subsidiaries. The maximum number of shares of Great Plains Energy common stock that can be issued under the plan is 3.0 million. Common stock shares delivered by the Company under the Long-Term Incentive Plan may be authorized but unissued, held in the treasury or purchased on the open market (including private purchases) in accordance with applicable security laws. The Company has a policy of delivering newly issued shares, or shares surrendered by Long-Term Incentive Plan participants on account of withholding taxes and held in treasury, or both, to satisfy share option exercises and does not expect to repurchase common shares during 2007 to satisfy stock option exercises.

SFAS No. 123R requires forfeitures to be estimated. Forfeiture rates are based on historical forfeitures and future expectations and are reevaluated annually. The following table summarizes Great Plains Energy's and KCP&L's equity compensation expense and associated income tax benefits.

	2006	2005	2004
Compensation expense		(millions)	
Great Plains Energy	$ 3.9	$ 2.8	$ 0.8
KCP&L	2.4	1.7	0.6
Income tax benefits			
Great Plains Energy	1.2	1.1	0.4
KCP&L	0.8	0.6	0.2

Stock Options Granted 2001 – 2003

Stock options were granted under the plan at market value of the shares on the grant date. The options vest three years after the grant date and expire in ten years if not exercised. The fair value for the stock options granted in 2001 – 2003 was estimated at the date of grant using the Black-Scholes option-pricing model. Compensation expense and accrued dividends related to stock options are recognized over the stated vesting period. Exercise prices range from $24.90 to $27.73 and all stock options are fully vested and have a remaining weighted average contractual term of 4.9 years at December 31, 2006. All stock option activity in 2006 is summarized in the following table.

Stock Options	Shares	Exercise Price*
Beginning balance	111,455	$ 25.56
Forfeited or expired	(1,983)	27.73
Exercisable at December 31	109,472	25.52

* weighted-average

Performance Shares

The payment of performance shares is contingent upon achievement of specific performance goals over a stated period of time as approved by the Compensation and Development Committee of the Company's Board of Directors. The number of performance shares ultimately paid can vary from the number of shares initially granted depending on Company performance, based on internal and external measures, over stated performance periods. Performance shares have a value equal to the market value of the shares on the grant date with accruing dividends. Compensation expense, calculated by multiplying shares by the related grant-date fair value less the present value of dividends, and accrued dividends related to performance shares are recognized over the stated period.

Performance share activity for 2006 is summarized in the following table.

Performance	Shares	Grant Date Fair Value *
Beginning balance	172,761	$ 30.17
Performance adjustment	(2,650)	
Granted	94,159	28.20
Issued	(9,499)	27.73
Ending balance	254,771	29.56

* weighted-average

At December 31, 2006, the remaining weighted-average contractual term was 1.1 years. The weighted-average grant-date fair value of shares granted was $28.20 and $30.34 in 2006 and 2005, respectively. There were no performance shares granted during 2004. At December 31, 2006, there was $2.2 million of total unrecognized compensation expense, net of forfeiture rates, related to performance shares granted under the Long-Term Incentive Plan, which will be recognized over the remaining weighted-average contractual term. The total fair value of shares issued was insignificant during 2006 and performances shares were not issued during 2005 and 2004.

Restricted Stock

Restricted stock cannot be sold or otherwise transferred by the recipient prior to vesting and has a value equal to the fair market value of the shares on the issue date. Restricted stock shares vest over a stated period of time with accruing reinvested dividends. Compensation expense, calculated by multiplying shares by the related grant-date fair value less the present value of dividends, and accrued dividends related to restricted stock are recognized over the stated vesting period. Restricted stock activity for 2006 is summarized in the following table.

Nonvested Restricted stock	Shares	Grant Date Fair Value *
Beginning balance	119,966	$ 30.50
Issued	48,041	28.22
Vested	(25,404)	30.49
Forfeited	(2,000)	28.20
Ending balance	140,603	29.75

* weighted-average

At December 31, 2006, the remaining weighted-average contractual term was 1.4 years. The weighted-average grant-date fair value of shares granted was $28.22, $30.47 and $29.71 during 2006, 2005 and 2004, respectively. At December 31, 2006, there was $1.5 million of total unrecognized compensation expense, net of forfeiture rates, related to nonvested restricted stock granted under the Long-Term Incentive Plan, which will be recognized over the remaining weighted-average contractual term. The total fair value of shares vested was $0.8 million, $0.8 million and $1.5 million in 2006, 2005 and 2004, respectively.

10. TAXES

Components of income taxes are detailed in the following tables.

Great Plains Energy	2006	As Adjusted 2005	As Adjusted 2004
Current income taxes		(millions)	
Federal	$ 59.2	$ 64.3	$ 19.9
State	0.9	1.3	13.3
Total	60.1	65.6	33.2
Deferred income taxes			
Federal	(7.2)	(4.2)	46.8
State	(3.8)	(19.0)	(15.5)
Total	(11.0)	(23.2)	31.3
Investment tax credit amortization	(1.2)	(3.9)	(4.0)
Total income tax expense	47.9	38.5	60.5
Less: taxes on discontinued operations			
Current tax (benefit) expense	-	(1.0)	(5.0)
Deferred tax (benefit) expense	-	-	10.0
Income taxes on continuing operations	$ 47.9	$ 39.5	$ 55.5

Consolidated KCP&L	2006	As Adjusted 2005	As Adjusted 2004
Current income taxes		(millions)	
Federal	$ 49.3	$ 79.9	$ 39.2
State	4.8	5.6	6.7
Total	54.1	85.5	45.9
Deferred income taxes			
Federal	15.6	(14.3)	23.2
State	1.8	(19.3)	(11.3)
Total	17.4	(33.6)	11.9
Investment tax credit amortization	(1.2)	(3.9)	(4.0)
Total	$ 70.3	$ 48.0	$ 53.8

Income Tax Expense and Effective Income Tax Rates

Income tax expense and the effective income tax rates reflected in continuing operations in the financial statements and the reasons for their differences from the statutory federal rates are detailed in the following tables.

Great Plains Energy	Income Tax Expense			Income Tax Rate		
	2006	As Adjusted 2005	As Adjusted 2004	2006	As Adjusted 2005	As Adjusted 2004
		(millions)				
Federal statutory income tax	$ 61.4	$ 71.3	$ 80.8	35.0 %	35.0 %	35.0 %
Differences between book and tax depreciation not normalized	(0.3)	2.3	1.4	(0.2)	1.1	0.6
Amortization of investment tax credits	(1.2)	(3.9)	(4.0)	(0.7)	(1.9)	(1.7)
Federal income tax credits	(9.3)	(10.0)	(12.8)	(5.3)	(4.9)	(5.5)
State income taxes	0.5	2.7	7.9	0.3	1.3	3.4
Changes in uncertain tax positions, net	0.1	(7.9)	(3.4)	-	(3.9)	(1.5)
Rate change on deferred taxes	-	(11.7)	(8.6)	-	(5.8)	(3.7)
Valuation allowance	-	-	0.5	-	-	0.2
Other	(3.3)	(3.3)	(6.3)	(1.8)	(1.5)	(2.8)
Total	$ 47.9	$ 39.5	$ 55.5	27.3 %	19.4 %	24.0 %

Consolidated KCP&L	Income Tax Expense			Income Tax Rate		
	2006	As Adjusted 2005	As Adjusted 2004	2006	As Adjusted 2005	As Adjusted 2004
		(millions)				
Federal statutory income tax	$ 76.9	$ 67.0	$ 69.6	35.0 %	35.0 %	35.0 %
Differences between book and tax depreciation not normalized	(0.3)	2.3	1.4	(0.2)	1.2	0.7
Amortization of investment tax credits	(1.2)	(3.9)	(4.0)	(0.6)	(2.0)	(2.0)
Federal income tax credits	(4.6)	-	-	(2.1)	-	-
State income taxes	5.5	4.2	7.0	2.5	2.2	3.6
Changes in uncertain tax positions, net	0.6	(1.7)	(2.7)	0.3	(0.9)	(1.4)
Parent company tax benefits	(4.7)	(5.4)	(5.9)	(2.1)	(2.8)	(2.9)
Rate change on deferred taxes	-	(11.7)	(8.6)	-	(6.1)	(4.3)
Other	(1.9)	(2.8)	(3.0)	(0.8)	(1.6)	(1.7)
Total	$ 70.3	$ 48.0	$ 53.8	32.0 %	25.0 %	27.0 %

During 2005, Great Plains Energy and consolidated KCP&L's income tax expense decreased by $7.5 million and $6.3 million, respectively, due to the favorable impact of sustained audited positions on the companies' composite tax rates. Great Plains Energy's income tax expense was also reduced by $5.7 million due to events during 2005 that strengthened the probability of sustaining tax deductions taken on previously filed tax returns.

SFAS No. 109 requires the companies to adjust deferred tax balances to reflect tax rates that are anticipated to be in effect when the differences reverse. The largest component of the companies' decreases in effective income tax rates in 2005 and 2004 was the result of adjusting KCP&L's deferred tax balance to its lower composite tax rate due to the impact of sustained audited positions and state tax planning. The impact of the composite tax rate reductions on the deferred tax balances resulted in tax benefits for Great Plains Energy and consolidated KCP&L of $11.7 million in 2005 and $8.6 million in 2004.

Deferred Income Taxes

The tax effects of major temporary differences resulting in deferred income tax assets (liabilities) in the consolidated balance sheets are in the following tables.

	Great Plains Energy		Consolidated KCP&L	
		As Adjusted		As Adjusted
December 31	2006	2005	2006	2005
Current deferred income taxes		(millions)		
Nuclear fuel outage	$ (5.2)	$ (3.0)	$ (5.2)	$ (3.0)
Derivative instruments	34.1	(11.2)	0.2	-
Accrued vacation	4.5	4.7	4.4	4.7
Other	6.2	1.8	0.7	0.8
Net current deferred income tax asset (liability)	39.6	(7.7)	0.1	2.5
Noncurrent deferred income taxes				
Plant related	(566.3)	(554.2)	(566.3)	(554.2)
Income taxes on future regulatory recoveries	(81.7)	(85.7)	(81.7)	(85.7)
Derivative instruments	19.3	(11.1)	(4.3)	(4.5)
Pension and postretirement benefits	(28.9)	(8.0)	(31.2)	(8.4)
Storm related costs	(0.1)	(1.9)	(0.1)	(1.9)
Debt issuance costs	(2.5)	(2.7)	(2.5)	(2.7)
Gas properties related	(1.1)	(1.3)	-	-
SO_2 emission allowance sales	24.5	24.2	24.5	24.2
Tax credit carryforwards	15.0	16.0	-	-
State net operating loss carryforward	0.5	0.5	-	-
Other	(0.8)	3.3	1.6	6.2
Net noncurrent deferred tax liability before valuation allowance	(622.1)	(620.9)	(660.0)	(627.0)
Valuation allowance	(0.5)	(0.5)	-	-
Net noncurrent deferred tax liability	(622.6)	(621.4)	(660.0)	(627.0)
Net deferred income tax liability	$ (583.0)	$ (629.1)	$ (659.9)	$ (624.5)

	Great Plains Energy		Consolidated KCP&L	
		As Adjusted		As Adjusted
December 31	2006	2005	2006	2005
		(millions)		
Gross deferred income tax assets	$ 251.3	$ 116.9	$ 166.9	$ 96.9
Gross deferred income tax liabilities	(834.3)	(746.0)	(826.8)	(721.4)
Net deferred income tax liability	$ (583.0)	$ (629.1)	$ (659.9)	$ (624.5)

Tax Credit Carryforwards

At December 31, 2006, the Company had $15.0 million of state income tax credit carryforwards. These credits relate primarily to the Company's Missouri affordable housing investment portfolio, and the carryforwards expire in years 2008 to 2011. Management believes the credits will be fully utilized within the carryforward period.

Net Operating Loss Carryforwards

At December 31, 2004, KLT Inc. and subsidiaries had Kansas state net operating loss carryforwards of $10.0 million primarily resulting from losses associated with DTI Holdings, Inc. and its subsidiaries,

Digital Teleport, Inc. and Digital Teleport of Virginia, Inc. KLT Inc. and subsidiaries moved its corporate headquarters to Missouri in 2003, and as a result, will not have sufficient presence in Kansas to utilize the losses. The Kansas state net operating loss carryforwards expire in years 2011 to 2012. In 2004, management determined that the loss carryforwards will more likely than not expire unutilized and has provided a valuation allowance against the entire $0.5 million deferred state income tax benefit.

Uncertain Tax Positions
At December 31, 2006 and 2005, the Company had $4.7 million and $4.6 million, respectively, of liabilities for uncertain tax positions related to tax deductions or income positions taken on the Company's tax returns. Consolidated KCP&L had liabilities for uncertain tax positions of $1.8 million and $1.2 million at December 31, 2006 and 2005, respectively. Management believes the tax deductions or income positions are properly treated on such tax returns but has recorded reserves based upon its assessment of the probabilities that certain deductions or income positions may not be sustained when the returns are audited. The tax returns containing these tax deductions or income positions are currently under audit or will likely be audited. The timing of the resolution of these audits is uncertain. If the positions are ultimately sustained, the companies will reverse these tax provisions to net income. If the positions are not ultimately sustained, the companies may be required to make cash payments plus interest and/or utilize the companies' federal and state credit carryforwards.

In 2006, the FASB issued FASB Interpretation (FIN) No. 48, "Accounting for Uncertainty in Income Taxes," an interpretation of SFAS No. 109, "Accounting for Income Taxes." FIN No. 48 establishes a "more-likely-than-not" recognition threshold that must be met before a tax benefit can be recognized in the financial statements and requires various disclosures such as the policy surrounding classification of interest and penalties, a reconciliation of unrecognized tax benefit activity and disclosure of significant changes expected in unrecognized benefits within twelve months of the reporting date. Great Plains Energy and consolidated KCP&L are required to adopt the provisions of FIN No. 48 for periods beginning in 2007, although earlier adoption is permitted. The impact to the financial statements of Great Plains Energy and consolidated KCP&L upon adoption of FIN No. 48 is expected to be insignificant. In addition, Great Plains Energy and consolidated KCP&L will elect to recognize interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses with the adoption of FIN No. 48.

Internal Revenue Service Settlement
In November 2002, KCP&L accepted a settlement offer related to the proposed disallowance of interest deductions on corporate-owned life insurance (COLI) loans. The offer allowed 20% of the interest originally deducted and taxed only 20% of the gain on surrender of the COLI policies. KCP&L surrendered the policies in February 2003. In December 2004, KCP&L settled the 1995-1999 IRS audit and paid tax of $7.3 million and interest of $4.2 million related to the disallowed COLI interest deduction. KCP&L accrued for these payments in 2000.

In addition to COLI, as part of the settlement of the 1995-1999 IRS audit, consolidated KCP&L agreed to additional tax of $6.9 million and interest of $5.9 million related primarily to timing differences. This settlement did not have a significant impact on consolidated KCP&L's net income because the liability had been previously recorded in the liabilities for uncertain tax positions or had offsetting impacts on deferred taxes.

11. KLT GAS DISCONTINUED OPERATIONS

The KLT Gas natural gas properties (KLT Gas portfolio) was reported as discontinued operations in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" after the 2004 Board of Directors approval to sell the KLT Gas portfolio and discontinue the gas business. During 2004 and 2005, KLT Gas completed sales of the KLT Gas portfolio and in 2006 KLT Gas had no active operations. At December 31, 2005, KLT Gas had $0.6 million of current assets and $0.1 million of current liabilities recorded in assets and liabilities of discontinued operations. The following table summarizes the discontinued operations.

	2005	2004
	(millions)	
Revenues	$ -	$ 1.6
Loss from operations, including impairments, before income taxes	(2.9)	(4.5)
Gain on sales of assets	-	16.8
Discontinued operations before income taxes	(2.9)	12.3
Income taxes	1.0	(5.0)
Discontinued operations, net of income taxes	$ (1.9)	$ 7.3

12. RELATED PARTY TRANSACTIONS AND RELATIONSHIPS

Consolidated KCP&L receives various support and administrative services from Services. These services are billed to consolidated KCP&L at cost, based on payroll and other expenses, incurred by Services for the benefit of consolidated KCP&L. These costs totaled $18.5 million, $42.6 million and $62.7 million for 2006, 2005 and 2004, respectively. These costs consisted primarily of employee compensation, benefits and fees associated with various professional services. At December 31, 2006 and 2005, consolidated KCP&L had a short-term intercompany payable to Services of $2.5 million and $3.5 million, respectively. In 2005, approximately 80% of Services' employees were transferred to KCP&L to better align resources with the operating business. Also at December 31, 2006, consolidated KCP&L had a long-term intercompany payable to Services of $5.7 million related to unrecognized pension expense recorded under the provision of SFAS No. 158. At December 31, 2006 and 2005, consolidated KCP&L's balance sheets reflect a note payable from HSS to Great Plains Energy of $0.5 million.

13. COMMITMENTS AND CONTINGENCIES

Environmental Matters

The Company is subject to regulation by federal, state and local authorities with regard to air quality and other environmental matters primarily through KCP&L's operations. The generation, transmission and distribution of electricity produces and requires disposal of certain hazardous products that are subject to these laws and regulations. In addition to imposing continuing compliance obligations, these laws and regulations authorize the imposition of substantial penalties for noncompliance, including fines, injunctive relief and other sanctions. Failure to comply with these laws and regulations could have a material adverse effect on consolidated KCP&L and Great Plains Energy.

KCP&L seeks to use current technology to avoid and treat contamination. KCP&L conducts environmental audits designed to ensure compliance with governmental regulations. At December 31, 2006 and 2005, KCP&L had $0.3 million accrued for environmental remediation expenses. The accrual covers water monitoring at one site. The amounts accrued were established on an undiscounted basis and KCP&L does not currently have an estimated time frame over which the accrued amounts may be paid out.

Environmental-related legislation is continually introduced in Congress. Such legislation typically includes various compliance dates and compliance limits. Such legislation could have the potential for a significant financial impact on KCP&L, including the cost to install new pollution control equipment to achieve compliance. KCP&L would seek recovery of capital costs and expenses for such compliance through rate increases; however, there can be no assurance that such rate increases would be granted. KCP&L will continue to monitor proposed legislation.

The change in political control of both chambers in Congress raises the possibility that legislation will be enacted to address global climate change and impose a national mandate to produce a set percentage of electricity from renewable forms of energy, such as wind. The probability and impact of such language is difficult to quantify at this time.

The following table contains current estimates of expenditures to comply with environmental laws and regulations described below. The ultimate cost of these regulations could be significantly different from the amounts estimated. The range of estimated expenditures increased significantly in 2006 primarily due to the demand for environmental projects increasing substantially with many utilities in the United States starting similar projects to address changing environmental regulations. This demand has constrained labor and material resources resulting in a significant escalation in the cost and completion times for environmental retrofits. KCP&L continues to refine its cost estimates detailed in the table below and explore alternatives. The allocation between states is based on location of the facilities and has no bearing as to recovery in jurisdictional rates.

Clean Air Estimated Required Environmental Expenditures	Missouri	Kansas	Total	Estimated Timetable
		(millions)		
CAIR	$375 - 993	$ -	$375 - 993	2006 - 2015
Incremental BART	-	272 - 527	272 - 527	2006 - 2017
Incremental CAMR	11 - 15	5 - 6	16 - 21	2010 - 2018
Estimated required environmental expenditures	$386 - 1,008	$277 - 533	$663 - 1,541	

Comprehensive Energy Plan Retrofits	Missouri	Kansas	Total
		(millions)	
Total estimated environmental expenditures	$255 - 264	$168 - 179	$423 - 443
Less: expenditures through December 31, 2006	25	31	56
Remaining balance	$230 - 239	$137 - 148	$367 - 387

Expenditure estimates provided in the first table above include, but are not limited to, the accelerated environmental upgrade expenditures included in KCP&L's comprehensive energy plan. These expenditures are expected to reduce SO_2, NO_x, mercury and air particulate matter emissions.

Clean Air Interstate Rule

The Environmental Protection Agency (EPA) Clean Air Interstate Rule (CAIR) requires reductions in SO_2 and NO_x emissions in 28 states, including Missouri. The reduction in both SO_2 and NO_x emissions will be accomplished through establishment of permanent statewide caps for NO_x effective January 1, 2009, and SO_2 effective January 1, 2010. More restrictive caps will be effective January 1, 2015. KCP&L's fossil fuel-fired plants located in Missouri are subject to CAIR, while its fossil fuel-fired plants in Kansas are not.

KCP&L expects to meet the emissions reductions required by CAIR at its Missouri plants through a combination of pollution control capital projects and the purchase of emission allowances in the open market as needed. The final CAIR rule establishes a market-based cap-and-trade program. Missouri has developed a State Implementation Plan (SIP) rule, which includes an emission allowance allocation mechanism, and has published, held a hearing, received comments and approved the proposed rule. Facilities will demonstrate compliance with CAIR by holding sufficient allowances for each ton of SO_2 and NO_x emitted in any given year with SO_2 emission allowances transferable among all regulated facilities nationwide and NO_x emission allowances transferable among all regulated facilities within the 28 CAIR states. KCP&L will also be allowed to utilize unused SO_2 emission allowances that it has accumulated during previous years of the Acid Rain Program to meet the more stringent CAIR requirements. At December 31, 2006, KCP&L had accumulated unused SO_2 emission allowances sufficient to support just under 120,000 tons of SO_2 emission under the provisions of the Acid Rain program, which are recorded in inventory at zero cost. KCP&L is permitted to sell excess SO_2 emission allowances in accordance with KCP&L's comprehensive energy plan as approved by the MPSC and KCC.

Analysis of the final CAIR rule indicates that selective catalytic reduction technology for NO_x control and scrubbers for SO_2 control will likely be required for KCP&L's Montrose Station in Missouri, in addition to the environmental upgrades at Iatan No. 1 included in the comprehensive energy plan. The timing of the installation of such control equipment is currently being developed. As discussed below, certain of the control technology for SO_2 and NO_x will also aid in the control of mercury.

Best Available Retrofit Technology Rule

The EPA best available retrofit technology rule (BART) directs state air quality agencies to identify whether visibility-reducing emissions from sources subject to BART are below limits set by the state or whether retrofit measures are needed to reduce emissions. BART applies to specific eligible facilities including LaCygne Nos. 1 and 2 in Kansas and Iatan No. 1 and Montrose No. 3 in Missouri. The CAIR suggests that states that meet the CAIR requirements may also meet BART requirements for individual sources. Missouri has included this understanding as part of the proposed CAIR SIP. Kansas is not a CAIR state and therefore BART will impact LaCygne Nos. 1 and 2. KCP&L is in discussions with the Kansas Department of Health and Environment and anticipates submitting a BART analysis for LaCygne Station in early 2007. Kansas is in the process of reviewing BART analysis and modeling completed by the utilities with impacted facilities in the state. States must submit a BART implementation plan in 2007 with required emission controls. The BART emission control equipment must be compliant within five years after the SIP is approved by the EPA. If emission controls to comply with BART are required at LaCygne Nos. 1 and 2, additional capital expenditures will be required above comprehensive energy plan upgrades.

Mercury Emissions

The EPA Clean Air Mercury Rule (CAMR) regulates mercury emissions from coal-fired power plants located in 48 states, including Kansas and Missouri, under the New Source Performance Standards of the Clean Air Act. The rule established a market-based cap-and-trade program that will reduce nationwide utility emissions of mercury in two phases. The first phase cap is effective January 1, 2010, and will establish a permanent nationwide cap of 38 tons of mercury for coal-fired power plants. Management anticipates meeting the first phase cap by taking advantage of KCP&L's mercury reductions achieved through capital expenditures to comply with CAIR and BART. The second phase is effective January 1, 2018, and will establish a permanent nationwide cap of 15 tons of mercury for coal-fired power plants. When fully implemented, the rule will reduce utility emissions of mercury by nearly 70% from current emissions of 48 tons per year. In Missouri, the CAMR SIP is following the same process and schedule as the CAIR SIP previously described above. In Kansas, the CAMR SIP has been published for public review and comment, and a hearing is scheduled.

Facilities will demonstrate compliance with the standard by holding allowances for each ounce of mercury emitted in any given year and allowances will be readily transferable among all regulated facilities nationwide. Under the cap-and-trade program, KCP&L will be able to purchase mercury allowances or elect to install pollution control equipment to achieve compliance. While it is expected that mercury allowances will be available in sufficient quantities for purchase in the 2010-2018 timeframe, the significant reduction in the nationwide cap in 2018 may hamper KCP&L's ability to obtain reasonably priced allowances beyond 2018. Management expects capital expenditures will be required to install additional pollution control equipment to meet the second phase cap. During the ensuing years, management will closely monitor advances in technology for removal of mercury from Powder River Basin (PRB) coal and expects to make decisions regarding second phase removal based on then available technology to meet the 2018 compliance date. KCP&L participated in the DOE National Energy Technology Laboratory project to investigate control technology options for mercury removal from coal-fired plants burning sub-bituminous coal.

Carbon Dioxide

Many legislative bills concerning CO_2 are being debated in the U.S. Congress. There are various compliance dates and nationwide caps stipulated in the numerous legislative bills being debated. These bills have the potential for a significant financial impact on KCP&L in connection with achieving compliance with the proposed new nationwide limits. However, the financial consequences to KCP&L cannot be determined until final legislation is passed. Management will continue to monitor the progress of these bills.

KCP&L is a member of the Power Partners through Edison Electric Institute (EEI). Power Partners is a voluntary program with the DOE under which utilities commit to undertake measures to reduce, avoid or sequester CO_2 emissions. Power Partners entered into a cooperative umbrella memorandum of understanding (MOU) with the DOE. This MOU contains supply and demand-side actions as well as offset projects that will be undertaken to reduce the power sector's CO_2 emissions per kWh generated (carbon intensity), consistent with the EEI's 2003 commitment of a 3% to 5% reduction over the next decade. Power Partners' January 2007 annual report indicates it is on track to reach that goal.

Ozone

The Missouri Department of Natural Resources and the Kansas Department of Health and Environment continue to develop Missouri and Kansas Maintenance Plans for the Control of Ozone for the Kansas City area. The EPA will require Missouri and Kansas to submit these SIPs by June 2007. As part of the SIP requirements, contingency control measures must be included. These measures would go into effect only if associated triggers (such as a violation of the eight-hour ozone standard) occur. Although it is anticipated the proposed controls for CAIR and BART will provide the contingency control measures at KCP&L generation facilities, management will continue to be involved and monitor the SIP development.

Water Use Regulations

The EPA Clean Water Act established standards for cooling water intake structures. This regulation applies to certain existing power producing facilities that employ cooling water intake structures that withdraw 50 million gallons or more per day from lakes and rivers and use 25% or more of that water for cooling purposes. The regulation is designed to protect aquatic life from being killed or injured by cooling water intake structures. KCP&L is required to complete a comprehensive demonstration study on each of its generating facilities' intake structures by the end of 2007. The studies are expected to cost a total of $1.2 million to $2.0 million. Depending on the outcome of the comprehensive demonstration studies, facilities may be required to implement technological or operational measures to achieve compliance. Compliance with this regulation is expected to be achieved between 2011 and 2014. Until the comprehensive demonstration studies are completed, the impact of this regulation cannot be quantified.

A recent Federal appeals court decision may ultimately impact this regulation. The court remanded much of the regulation to the EPA for further rulemaking. At this time, the EPA has not acted on the court's decision. Management will continue to monitor the litigation and any subsequent rulemaking associated with this regulation.

KCP&L holds a permit from the Missouri Department of Natural Resources covering water discharge from its Hawthorn Station. The permit authorizes KCP&L, among other things, to withdraw water from the Missouri river for cooling purposes and return the heated water to the Missouri river. KCP&L has applied for a renewal of this permit and the EPA has submitted an interim objection letter regarding the allowable amount of heat that can be contained in the returned water. Until this matter is resolved, KCP&L continues to operate under its current permit. KCP&L cannot predict the outcome of this matter; however, while less significant outcomes are possible, this matter may require KCP&L to reduce its generation at Hawthorn Station, install cooling towers or both, any of which could adversely affect KCP&L. The outcome could also affect the terms of water permit renewals at KCP&L's Iatan and Montrose Stations.

Contractual Commitments

Great Plains Energy's and consolidated KCP&L's expenses related to lease commitments are detailed in the following table.

	2006	2005	2004
		(millions)	
Consolidated KCP&L	$ 17.6	$ 19.4	$ 18.4
Other Great Plains Energy [a]	1.3	1.4	1.9
Total Great Plains Energy	$ 18.9	$ 20.8	$ 20.3

[a] Includes insignificant amounts related to discontinued operations.

Great Plains Energy's and consolidated KCP&L's contractual commitments at December 31, 2006, excluding pensions and long-term debt are detailed in the following tables.

Great Plains Energy Contractual Commitments

	2007	2008	2009	2010	2011	After 2011	Total
				(millions)			
Lease commitments	$ 16.7	$ 16.4	$ 11.9	$ 9.0	8.1	$ 82.3	$ 144.4
Purchase commitments							
Fuel [a]	130.9	121.4	65.7	65.7	11.4	185.3	580.4
Purchased capacity	6.8	7.8	8.2	5.4	4.3	14.3	46.8
Purchased power	741.8	330.5	223.2	165.2	82.1	13.3	1,556.1
Comprehensive energy plan	498.8	361.0	130.1	15.2	-	-	1,005.1
Other	36.3	22.6	4.7	10.5	3.9	22.5	100.5
Total contractual commitments	$ 1,431.3	$ 859.7	$ 443.8	$ 271.0	$ 109.8	$ 317.7	$ 3,433.3

[a] Fuel commitments consists of commitments for nuclear fuel, coal, coal transportation costs and natural gas.

Consolidated KCP&L Contractual Commitments

	2007	2008	2009	2010	2011	After 2011	Total
				(millions)			
Lease commitments	$ 15.5	$ 15.4	$ 11.7	$ 9.0	$ 8.1	$ 82.3	$ 142.0
Purchase commitments							
Fuel [a]	130.9	121.4	65.7	65.7	11.4	185.3	580.4
Purchased capacity	6.8	7.8	8.2	5.4	4.3	14.3	46.8
Comprehensive energy plan	498.8	361.0	130.1	15.2	-	-	1,005.1
Other	36.3	22.6	4.7	10.5	3.9	22.5	100.5
Total contractual commitments	$ 688.3	$ 528.2	$ 220.4	$ 105.8	$ 27.7	$ 304.4	$ 1,874.8

[a] Fuel commitments consists of commitments for nuclear fuel, coal, coal transportation costs and natural gas.

Lease commitments end in 2028 and include insignificant amounts for capital leases. As the managing partner of three jointly owned generating units, KCP&L has entered into leases for railcars to serve those units. The entire lease commitment is reflected in the above amounts, although the other owners will reimburse KCP&L approximately $2.0 million per year ($21.4 million total).

KCP&L purchases capacity from other utilities and nonutility suppliers. Purchasing capacity provides the option to purchase energy if needed or when market prices are favorable. KCP&L has capacity sales agreements not included above that total $11.2 million per year for 2007 through 2010, $6.9 million in 2011 and $3.8 million after 2011.

Purchased power represents Strategic Energy's agreements to purchase electricity at various fixed prices to meet estimated supply requirements. Strategic Energy has energy sales contracts not included above for 2007 totaling $172.4 million.

Comprehensive energy plan represents KCP&L's contractual commitment for projects included in its comprehensive energy plan. KCP&L expects to be reimbursed by other owners for their respective share of Iatan No. 2 and environmental retrofit costs included in the comprehensive energy plan contractual commitments. See Note 6 for estimated capital expenditures by major project. Other represents individual commitments entered into in the ordinary course of business.

14. GUARANTEES

In the normal course of business, Great Plains Energy and certain of its subsidiaries enter into various agreements providing financial or performance assurance to third parties on behalf of certain subsidiaries. Such agreements include, for example, guarantees and indemnification of letters of credit and surety bonds. These agreements are entered into primarily to support or enhance the creditworthiness otherwise attributed to a subsidiary on a stand-alone basis, thereby facilitating the extension of sufficient credit to accomplish the subsidiaries' intended business purposes. The majority of these agreements guarantee the Company's own future performance, so a liability for the fair value of the obligation is not recorded. Great Plains Energy has provided $258.7 million of guarantees to support certain Strategic Energy power purchases and regulatory requirements. At December 31, 2006, guarantees related to Strategic Energy are as follows:

- Great Plains Energy direct guarantees to counterparties totaling $142.0 million, which expire in 2007,
- Great Plains Energy indemnifications to surety bond issuers totaling $0.5 million, which expire in 2007,
- Great Plains Energy guarantee of Strategic Energy's revolving credit facility totaling $12.5 million, which expires in 2009 and
- Great Plains Energy letters of credit totaling $103.7 million, which expire in 2007.

At December 31, 2006, KCP&L had guaranteed, with a maximum potential of $2.9 million, energy savings under an agreement with a customer that expires over the next three years. A subcontractor would indemnify KCP&L for any payments made by KCP&L under this guarantee. This guarantee was entered into before December 31, 2002; therefore, a liability was not recorded in accordance with FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others."

15. LEGAL PROCEEDINGS

Union Pacific

In 2005, KCP&L filed a rate complaint case with the STB charging that Union Pacific Railroad Company's (Union Pacific) rates for transporting coal from the PRB in Wyoming to KCP&L's Montrose

Station are unreasonably high. Prior to the end of 2005, the rates were established under a contract with Union Pacific. Efforts to extend the term of the contract were unsuccessful and Union Pacific is the only service for coal transportation from the PRB to Montrose Station. KCP&L charged that Union Pacific possesses market dominance over the traffic and requested the STB prescribe maximum reasonable rates. In February 2006, the STB instituted a rulemaking to address issues regarding the cost test used in rail rate cases and the proper calculation of rail rate relief. As part of that order, the STB delayed hearing KCP&L's case pending the outcome of the rulemaking, and declared that the results of the rulemaking would apply to KCP&L's test. In October 2006, the STB issued its decision, adopting the proposal set out in its rulemaking. This decision has been appealed by other parties to the Federal Circuit Court of Appeals for the District of Columbia. In July 2006, the STB directed KCP&L and Union Pacific to file comments in September 2006 on whether KCP&L's complaint is within the STB's jurisdiction. If the STB determines it does have jurisdiction, it will issue a new procedural schedule. Management currently expects a decision in the case in 2008. Until the STB case is decided, KCP&L is paying the higher tariff rates subject to refund.

Framatome

In 2005, WCNOC filed a lawsuit on behalf of itself, KCP&L and the other two Wolf Creek owners against Framatome ANP, Inc., and Framatome ANP Richland, Inc. (Framatome) in the District Court of Coffey County, Kansas. The suit alleged various claims against Framatome related to the proposed design, licensing and installation of a digital control system. The suit sought recovery of approximately $16 million in damages from Framatome. Framatome filed a counterclaim against the three Wolf Creek owners seeking recovery of damages alleged to be in excess of $20 million. In May 2006, the parties settled this case. The settlement had no significant impact on KCP&L's results of operations or financial position.

Hawthorn No. 5 Subrogation Litigation

KCP&L filed suit in 2001, in Jackson County, Missouri Circuit Court against multiple defendants who are alleged to have responsibility for the 1999 Hawthorn No. 5 boiler explosion. KCP&L and National Union Fire Insurance Company of Pittsburgh, Pennsylvania (National Union) have entered into a subrogation allocation agreement under which recoveries in this suit are generally allocated 55% to National Union and 45% to KCP&L. Prior to 2006, certain defendants were dismissed from the suit and various defendants settled, with KCP&L receiving a total of $38.2 million, of which $18.5 million was recorded as a recovery of capital expenditures. Trial of this case with the one remaining defendant resulted in a March 2004 jury verdict finding KCP&L's damages as a result of the explosion were $452 million. In May 2004, the trial judge reduced the award against the defendant to $0.2 million. Both KCP&L and the defendant appealed this case to the Court of Appeals for the Western District of Missouri, and in May 2006, the Court of Appeals ordered the Circuit Court to enter judgment in KCP&L's favor in accordance with the jury verdict. The defendant filed a motion for transfer of this case to the Missouri Supreme Court, which was denied. After deduction of amounts received from pre-trial settlements with other defendants and an amount for KCP&L's comparative fault (as determined by the jury), KCP&L received proceeds of $38.9 million in 2006 pursuant to the subrogation allocation agreement after payment of attorney's fees. The proceeds reduced purchased power expense by $10.8 million and fuel expense by $3.7 million. The proceeds also increased wholesale revenues by $2.5 million and included $6.1 million of interest that increased non-operating income. The remaining $15.8 million of proceeds were recorded as a recovery of capital expenditures.

KCP&L previously received reimbursement for Hawthorn No. 5 damages under a property damage insurance policy with Travelers Property Casualty Company of America (Travelers). Travelers filed suit in the U.S. District Court for the Eastern District of Missouri in November 2005, against National Union, and KCP&L was added as a defendant in June 2006. The case was subsequently transferred to, and is pending in, the U.S. District Court for the Western District of Missouri. Travelers seeks recovery of

$10 million that KCP&L recovered in the April 2001 lawsuit described in the preceding paragraph. Management is unable to predict the outcome of this litigation.

Emergis Technologies, Inc.

In March 2006, Emergis Technologies, Inc. f/k/a BCE Emergis Technologies, Inc. (Emergis) filed suit against KCP&L in Federal District Court for the Western District of Missouri, alleging infringement of a patent, entitled "Electronic Invoicing and Payment System." This patent relates to automated electronic bill presentment and payment systems, particularly those involving Internet billing and collection. In March 2006, KCP&L filed a response and denied infringing the patent. KCP&L counterclaimed for a declaration that the patent is invalid and not infringed. Emergis responded to KCP&L's counterclaims in April 2006. Court ordered mediation occurred in July 2006, but the case was not resolved. Management does not expect the outcome of this litigation to have a significant impact on Great Plains Energy's or consolidated KCP&L's results of operations and financial position.

Spent Nuclear Fuel and Radioactive Waste

In 2004, KCP&L and the other two Wolf Creek owners filed suit against the United States in the U.S. Court of Federal Claims seeking an unspecified amount of monetary damages resulting from the government's failure to begin accepting spent fuel for disposal in January 1998, as the government was required to do by the Nuclear Waste Policy Act of 1982. Approximately sixty other similar cases are pending before that court. A handful of the cases have received damages awards, most of which are on appeal now. The Wolf Creek case is on a court-ordered stay until further order of the court to allow for some of the earlier cases to be decided first by an appellate court. Another Federal court already has determined that the government breached its obligation to begin accepting spent fuel for disposal. The questions now before the court in the pending cases are whether and to what extent the utilities are entitled to monetary damages for that breach. KCP&L management cannot predict the outcome of this Wolf Creek case.

Class Action Complaint

In 2005, a class action complaint for breach of contract was filed against Strategic Energy in the Court of Common Pleas of Allegheny County, Pennsylvania. The plaintiffs purportedly represent the interests of certain customers in Pennsylvania who entered into Power Supply Coordination Service Agreements (Agreements) for a certain product in Pennsylvania. The complaint seeks monetary damages, attorney fees and costs and a declaration that the customers may terminate their Agreements with Strategic Energy. In response to Strategic Energy's preliminary objections, plaintiffs have filed an amended complaint that management is evaluating. The plaintiffs have granted Strategic Energy an indefinite extension of time to answer the complaint. Management is unable to predict the outcome of this litigation.

Texas Customer Dispute

In February 2006, a customer in Texas that procures electricity for schools notified Strategic Energy that it had selected another provider for its school members during the time it was under contract with Strategic Energy. Strategic Energy exercised it rights under the agreement for breach. In June 2006, Strategic Energy received a notice of demand for arbitration from the customer pursuant to the agreement. Management is evaluating the merits of the customer's alleged damages and the parties have begun settlement discussions. Management believes the ultimate outcome of this matter will not have a significant impact on the Company's financial position or results of operations.

Haberstroh

In 2004, Robert C. Haberstroh filed suit for breach of employment contract and violation of the Pennsylvania Wage Payment Collection Act against Strategic Energy Partners, Ltd. (Partners), SE Holdings, L.L.C. (SE Holdings) and Strategic Energy in the Court of Common Pleas of Allegheny

County, Pennsylvania. In 2006, the suit was settled and as part of the settlement, Great Plains Energy acquired the remaining indirect interest in Strategic Energy for an insignificant amount.

Weinstein v. KLT Telecom

Richard D. Weinstein (Weinstein) filed suit against KLT Telecom Inc. (KLT Telecom) in September 2003 in the St. Louis County, Missouri Circuit Court. KLT Telecom acquired a controlling interest in DTI Holdings, Inc. (Holdings) in February 2001 through the purchase of approximately two-thirds of the Holdings stock held by Weinstein. In connection with that purchase, KLT Telecom entered into a put option in favor of Weinstein, which granted Weinstein an option to sell to KLT Telecom his remaining shares of Holdings stock. The put option provided for an aggregate exercise price for the remaining shares equal to their fair market value with an aggregate floor amount of $15 million and was exercisable between September 1, 2003, and August 31, 2005. In June 2003, the stock of Holdings was cancelled and extinguished pursuant to the joint Chapter 11 plan confirmed by the Bankruptcy Court. In September 2003, Weinstein delivered a notice of exercise of his claimed rights under the put option. KLT Telecom rejected the notice of exercise, and Weinstein filed suit, alleging breach of contract. Weinstein sought damages of at least $15 million, plus statutory interest. In April 2005, summary judgment was granted in favor of KLT Telecom, and Weinstein appealed this judgment to the Missouri Court of Appeals for the Eastern District. In May 2006, the Court of Appeals affirmed the judgment. In July 2006, Weinstein filed an application for transfer of this case to the Missouri Supreme Court, which was granted. Oral arguments were presented to the Supreme Court in December 2006. The $15 million reserve has not been reversed pending the outcome of the appeal process.

16. ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations associated with tangible long-lived assets are those for which a legal obligation exists under enacted laws, statutes and written or oral contracts, including obligations arising under the doctrine of promissory estoppel. These liabilities are recognized at estimated fair value as incurred and capitalized as part of the cost of the related long-lived assets and depreciated over their useful lives. Accretion of the liabilities due to the passage of time is recorded as an operating expense. Changes in the estimated fair values of the liabilities are recognized when known.

In 2006, KCP&L incurred an ARO for decommissioning and site remediation of its Spearville Wind Energy Facility, a 100.5 MW wind project in western Kansas. KCP&L is obligated to remove the wind turbine towers and perform site remediation within 12 months after the end of the associated 30-year land lease agreements. The ARO was derived from a third party estimate of decommissioning and remediation costs. To estimate the ARO, KCP&L used a credit-adjusted risk free discount rate of 6.68%. This rate was based on the rate at which KCP&L could issue 30-year bonds. KCP&L recorded a $3.1 million ARO for the decommissioning and site remediation and increased property and equipment by $3.1 million.

In 2006, WCNOC submitted an application for a new operating license for Wolf Creek with the NRC, which would extend Wolf Creek's operating period to 2045. Management has determined the fair value of KCP&L's ARO for nuclear decommissioning should reflect the change in timing in the undiscounted estimated cash flows to decommission Wolf Creek as a result of the extended operating period. Management calculated an ARO revision based on KCP&L's most recent cost estimates to decommission Wolf Creek. To estimate the ARO layer attributable to the change in timing, KCP&L used a credit-adjusted risk free discount rate of 6.26%. The rate was based on the rate at which KCP&L could issue 40-year bonds. KCP&L recorded a $65.0 million decrease in the ARO to decommission Wolf Creek with a $25.8 million net decrease in property and equipment. The regulatory asset for ARO decreased $8.2 million and a $31.0 million regulatory liability was established to recognize funding of the related decommissioning trust in excess of the ARO due to the extended operating period.

In 2005, FASB issued FIN No. 47, "Accounting for Conditional Asset Retirement Obligations." FIN No. 47 clarifies the term conditional ARO, as used in SFAS No. 143, "Accounting for Asset Retirement Obligations." Conditional ARO refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. Under FIN No. 47, an entity is required to recognize a liability for the fair value of a conditional ARO if the fair value of the liability can be reasonably estimated. Great Plains Energy and consolidated KCP&L adopted the provisions of FIN No. 47 in 2005.

KCP&L management determined AROs exist for asbestos in certain fossil fuel plants and for an ash pond and landfill. The additional AROs recorded in 2005 totaled $8.4 million for remediation of asbestos and $7.0 million for the remediation of the ash pond and landfill. In recording these AROs, net utility plant was increased $2.2 million and the $13.2 million net effect of adopting FIN No. 47 was recorded as a regulatory asset and had no impact on net income. The AROs were derived from third party and internal engineering estimates. To estimate the AROs, KCP&L used a credit-adjusted risk free discount rate of 5.6% for 12.5-year assets, 5.89% for 19.5-year asset and 6.12% for 29.5-year assets. The estimated rate was based on the rate KCP&L could issue bonds for the specific period.

KCP&L is a regulated utility subject to the provisions of SFAS No. 71 and management believes it is probable that any differences between expenses under FIN No. 47 or SFAS No. 143 and expense recovered currently in rates will be recoverable in future rates. The following table summarizes the change in Great Plains Energy's and consolidated KCP&L's AROs.

December 31	2006	2005
	(millions)	
Beginning balance	$ 145.9	$ 113.7
Additions	3.1	26.7
Extension of Wolf Creek life	(65.0)	-
Settlements	-	(2.0)
Accretion	7.8	7.5
Ending balance	$ 91.8	$ 145.9

17. SEGMENTS AND RELATED INFORMATION

Great Plains Energy

Great Plains Energy has two reportable segments based on its method of internal reporting, which generally segregates the reportable segments based on products and services, management responsibility and regulation. The two reportable business segments are KCP&L, an integrated, regulated electric utility, and Strategic Energy, a competitive electricity supplier. Other includes HSS, Services, all KLT Inc. activity other than Strategic Energy, unallocated corporate charges, consolidating entries and intercompany eliminations. Intercompany eliminations include insignificant amounts of intercompany financing-related activities. The summary of significant accounting policies applies to all of the reportable segments. For segment reporting, each segment's income taxes include the effects of allocating holding company tax benefits. Segment performance is evaluated based on net income.

The following tables reflect summarized financial information concerning Great Plains Energy's reportable segments.

2006	KCP&L	Strategic Energy	Other	Great Plains Energy
		(millions)		
Operating revenues	$1,140.4	$ 1,534.9	$ -	$ 2,675.3
Depreciation and amortization	(152.7)	(7.8)	-	(160.5)
Interest charges	(60.9)	(2.1)	(8.2)	(71.2)
Income taxes	(71.6)	12.7	11.0	(47.9)
Loss from equity investments	-	-	(1.9)	(1.9)
Net income (loss)	149.6	(9.9)	(12.1)	127.6

As Adjusted 2005	KCP&L	Strategic Energy	Other	Great Plains Energy
		(millions)		
Operating revenues	$1,130.8	$ 1,474.0	$ 0.1	$ 2,604.9
Depreciation and amortization	(146.5)	(6.4)	(0.2)	(153.1)
Interest charges	(61.8)	(3.4)	(8.6)	(73.8)
Income taxes	(49.1)	(16.6)	26.2	(39.5)
Loss from equity investments	-	-	(0.4)	(0.4)
Discontinued operations	-	-	(1.9)	(1.9)
Net income (loss)	145.2	28.2	(11.1)	162.3

As Adjusted 2004	KCP&L	Strategic Energy	Other	Great Plains Energy
		(millions)		
Operating revenues	$1,090.1	$ 1,372.4	$ 1.5	$ 2,464.0
Depreciation and amortization	(144.3)	(4.8)	(1.0)	(150.1)
Interest charges	(73.7)	(0.7)	(8.6)	(83.0)
Income taxes	(56.7)	(24.3)	25.5	(55.5)
Loss from equity investments	-	-	(1.5)	(1.5)
Discontinued operations	-	-	7.3	7.3
Net income (loss)	151.7	42.5	(11.7)	182.5

	KCP&L	Strategic Energy	Other	Great Plains Energy
2006		(millions)		
Assets	$ 3,858.0	$ 459.6	$ 18.1	$ 4,335.7
Capital expenditures	476.0	3.9	0.2	480.1
As Adjusted 2005				
Assets	$ 3,336.3	$ 441.8	$ 63.7	$ 3,841.8
Capital expenditures	332.2	6.6	(4.7)	334.1
As Adjusted 2004				
Assets	$ 3,327.7	$ 407.7	$ 61.0	$ 3,796.4
Capital expenditures	190.8	2.6	3.3	196.7

Consolidated KCP&L

The following tables reflect summarized financial information concerning consolidated KCP&L's reportable segment. Other includes HSS and intercompany eliminations. Intercompany eliminations include insignificant amounts of intercompany financing-related activities.

2006	KCP&L	Other	Consolidated KCP&L
		(millions)	
Operating revenues	$ 1,140.4	$ -	$ 1,140.4
Depreciation and amortization	(152.7)	-	(152.7)
Interest charges	(60.9)	(0.1)	(61.0)
Income taxes	(71.6)	1.3	(70.3)
Net income (loss)	149.6	(0.3)	149.3

As Adjusted 2005	KCP&L	Other	Consolidated KCP&L
		(millions)	
Operating revenues	$ 1,130.8	$ 0.1	$ 1,130.9
Depreciation and amortization	(146.5)	(0.1)	(146.6)
Interest charges	(61.8)	-	(61.8)
Income taxes	(49.1)	1.1	(48.0)
Net income (loss)	145.2	(1.5)	143.7

As Adjusted 2004	KCP&L	Other	Consolidated KCP&L
		(millions)	
Operating revenues	$ 1,090.1	$ 1.5	$ 1,091.6
Depreciation and amortization	(144.3)	(0.9)	(145.2)
Interest charges	(73.7)	(0.5)	(74.2)
Income taxes	(56.7)	2.9	(53.8)
Net income (loss)	151.7	(6.7)	145.0

	KCP&L	Other	Consolidated KCP&L
2006		(millions)	
Assets	$ 3,858.0	$ 1.5	$ 3,859.5
Capital expenditures	476.0	-	476.0
As Adjusted 2005			
Assets	$ 3,336.3	$ 3.9	$ 3,340.2
Capital expenditures	332.2	-	332.2
As Adjusted 2004			
Assets	$ 3,327.7	$ 7.2	$ 3,334.9
Capital expenditures	190.8	-	190.8

18. SHORT-TERM BORROWINGS AND SHORT-TERM BANK LINES OF CREDIT

During 2006, Great Plains Energy entered into a five-year $600 million revolving credit facility with a group of banks. The facility replaced a $550 million revolving credit facility with a group of banks. A default by Great Plains Energy or any of its significant subsidiaries on other indebtedness totaling more than $25.0 million is a default under the facility. Under the terms of this agreement, Great Plains

Energy is required to maintain a consolidated indebtedness to consolidated capitalization ratio, as defined in the agreement, not greater than 0.65 to 1.00 at all times. At December 31, 2006, the Company was in compliance with this covenant. At December 31, 2006, Great Plains Energy had no cash borrowings and had issued letters of credit totaling $103.7 million under the credit facility as credit support for Strategic Energy. At December 31, 2005, Great Plains Energy had $6.0 million of outstanding borrowings with an interest rate of 4.98% and had issued letters of credit totaling $38.5 million under the credit facility as credit support for Strategic Energy.

During 2006, KCP&L entered into a five-year $400 million revolving credit facility with a group of banks to provide support for its issuance of commercial paper and other general corporate purposes. Great Plains Energy and KCP&L may transfer and re-transfer up to $200 million of unused lender commitments between Great Plains Energy's and KCP&L's facilities, so long as the aggregate lender commitments under either facility does not exceed $600 million and the aggregate lender commitments under both facilities does not exceed $1 billion. The facility replaced a $250 million revolving credit facility with a group of banks. A default by KCP&L on other indebtedness totaling more than $25.0 million is a default under the facility. Under the terms of the agreement, KCP&L is required to maintain a consolidated indebtedness to consolidated capitalization ratio, as defined in the agreement, not greater than 0.65 to 1.00 at all times. At December 31, 2006, KCP&L was in compliance with this covenant. At December 31, 2006, KCP&L had $156.4 million of commercial paper outstanding, at a weighted-average interest rate of 5.38%, issued $8.7 million of letters of credit and had no cash borrowings under the facility. At December 31, 2005, KCP&L had $31.9 million of commercial paper outstanding, at a weighted-average interest rate of 4.35% and no cash borrowings under the facility.

Strategic Energy has a $135 million revolving credit facility with a group of banks that expires in June 2009. As long as Strategic Energy is in compliance with the agreement, it may increase this amount by up to $15 million by increasing the commitment of one or more lenders that have agreed to such increase, or by adding one or more lenders with the consent of the administrative agent. In October 2006, Great Plains Energy, as permitted by the terms of the agreement, requested and received a reduction in its guarantee of this facility from $25.0 million to $12.5 million. Under this facility, Strategic Energy's maximum it may loan to Great Plains Energy is $20 million. A default by Strategic Energy on other indebtedness, as defined in the facility, totaling more than $7.5 million is a default under the facility. Under the terms of this agreement, Strategic Energy is required to maintain a minimum net worth of $75.0 million, a minimum fixed charge coverage ratio of at least 1.05 to 1.00 and a minimum debt service coverage ratio of at least 4.00 to 1.00, as those terms are defined in the agreement. In addition, under the terms of this agreement, Strategic Energy is required to maintain a maximum funded indebtedness to EBITDA ratio, as defined in the agreement, of 3.00 to 1.00, on a quarterly basis through June 30, 2007, and 2.75 to 1.00 thereafter. In the event of a breach of one or more of these four covenants, so long as no other default has occurred, Great Plains Energy may cure the breach through a cash infusion, a guarantee increase or a combination of the two. At December 31, 2006, Strategic Energy was in compliance with these covenants. At December 31, 2006, $59.8 million in letters of credit had been issued and there were no cash borrowings under the agreement. At December 31, 2005, $75.2 million in letters of credit had been issued and there were no cash borrowings under the agreement.

19. LONG-TERM DEBT AND EIRR BONDS CLASSIFIED AS CURRENT LIABILITIES

Great Plains Energy and consolidated KCP&L's long-term debt is detailed in the following table.

	Year Due	December 31 2006	2005
Consolidated KCP&L		(millions)	
General Mortgage Bonds			
7.95% Medium-Term Notes	2007	$ 0.5	$ 0.5
3.84%* EIRR bonds	2012-2035	158.8	158.8
Senior Notes			
6.00%	2007	225.0	225.0
6.50%	2011	150.0	150.0
6.05%	2035	250.0	250.0
Unamortized discount		(1.6)	(1.8)
EIRR bonds			
4.75% Series A & B	2015	105.2	104.6
4.75% Series D	2017	39.5	39.3
4.65% Series 2005	2035	50.0	50.0
Current liabilities			
Current maturities		(225.5)	-
EIRR bonds classified as current		(144.7)	-
Total consolidated KCP&L excluding current maturities		607.2	976.4
Other Great Plains Energy			
7.74% Affordable Housing Notes	2007-2008	0.9	2.6
4.25% FELINE PRIDES Senior Notes	2007	163.6	163.6
Current maturities		(164.2)	(1.7)
Total consolidated Great Plains Energy excluding current maturities		$ 607.5	$ 1,140.9

* Weighted-average interest rates at December 31, 2006.

Amortization of Debt Expense

Great Plains Energy's and consolidated KCP&L's amortization of debt expense is detailed in the following table.

	2006	2005	2004
		(millions)	
Consolidated KCP&L	$ 1.9	$ 2.3	$ 2.1
Other Great Plains Energy	0.7	0.7	1.8
Total Great Plains Energy	$ 2.6	$ 3.0	$ 3.9

KCP&L General Mortgage Bonds

KCP&L has issued mortgage bonds under the General Mortgage Indenture and Deed of Trust dated December 1, 1986, as supplemented. The Indenture creates a mortgage lien on substantially all utility plant. Mortgage bonds secure $159.3 million of medium-term notes and Environmental Improvement Revenue Refunding (EIRR) bonds at December 31, 2006 and 2005.

In 2005, KCP&L redeemed its secured 1994 series EIRR bonds totaling $35.9 million by issuing secured EIRR Bonds Series 2005 also totaling $35.9 million: $14.0 million at a fixed rate of 4.05% until maturity at March 1, 2015, and $21.9 million at a fixed rate of 4.65% until maturity at September 1, 2035. The EIRR Bonds Series 2005 is covered by a municipal bond insurance policy issued by XL Capital Assurance Inc. (XLCA). The insurance agreement between KCP&L and XLCA is described below.

KCP&L Unsecured Notes
KCP&L had $625.0 million of outstanding unsecured senior notes at December 31, 2006 and 2005. As a result of amortizing the gain recognized in other comprehensive income (OCI) on KCP&L's 2005 Treasury Locks (T-Locks), the effective interest rate on KCP&L's $250.0 million of 6.05% Senior Notes that were issued via a private placement during 2005 is 5.78%. In 2006, KCP&L completed an exchange of these privately placed notes for $250.0 million of registered 6.05% unsecured senior notes maturing in 2035 to fulfill its obligations under a 2005 registration rights agreement.

KCP&L had $196.5 million of unsecured EIRR bonds outstanding excluding the fair value of interest rate swaps of a $1.8 million and a $2.6 million liability in 2006 and 2005, respectively. The interest rates swaps resulted in an effective rate of 5.85% for the Series A, B and D EIRR bonds in 2006. During 2005, KCP&L redeemed its unsecured Series C EIRR bonds totaling $50.0 million by issuing unsecured EIRR Bonds Series 2005 also totaling $50.0 million at a fixed rate of 4.65% until maturity at September 1, 2035. The EIRR Bonds Series 2005 is covered by a municipal bond insurance policy issued by XLCA. The insurance agreement between KCP&L and XLCA is described below.

Forward Starting Swaps
During 2006, KCP&L entered into two Forward Starting Swaps (FSS) with a combined notional principal amount of $225.0 million to hedge interest rate volatility on the anticipated refinancing of KCP&L's $225.0 million senior notes that mature in March 2007. See Note 22 for additional information.

Municipal Bond Insurance Policies
The insurance agreements between KCP&L and XLCA provide for reimbursement by KCP&L for any amounts that XLCA pays under the municipal bond insurance policies. The insurance policies are in effect for the term of the bonds. The insurance agreements contain a covenant that the indebtedness to total capitalization ratio of KCP&L and its consolidated subsidiaries will not be greater than 0.68 to 1.00. At December 31, 2006, KCP&L was in compliance with this covenant. KCP&L is also restricted from issuing additional bonds under its General Mortgage Indenture if, after giving effect to such additional bonds, the proportion of secured debt to total indebtedness would be more than 75%, or more than 50% if the long term rating for such bonds by Standard & Poor's or Moody's Investors Service would be at or below A- or A3, respectively. The insurance agreement covering the unsecured EIRR Bond Series 2005 also requires KCP&L to provide XLCA with $50.0 million of general mortgage bonds as collateral for KCP&L's obligations under the insurance agreement in the event KCP&L issues general mortgage bonds (other than refundings of outstanding general mortgage bonds) resulting in the aggregate amount of outstanding general mortgage bonds exceeding 10% of total capitalization. In the event of a default under the insurance agreements, XLCA may take any available legal or equitable action against KCP&L, including seeking specific performance of the covenants.

Other Great Plains Energy Long-Term Debt
KLT Investments' affordable housing notes are collateralized by the affordable housing investments. Most of the notes also require the greater of 15% of the outstanding note balances or the next annual installment to be held as cash, cash equivalents or marketable securities. At December 31, 2006 and 2005, the collateral was held entirely as cash and totaled $0.6 million and $1.9 million, respectively.

In 2006, Great Plains Energy entered into a T-Lock with a notional principal amount of $77.6 million to hedge against interest rate fluctuation on future issuances of long-term debt. See Note 22 for additional information.

Great Plains Energy's $163.6 million of FELINE PRIDES each with a stated amount of $25, initially consisted of an interest in a senior note due February 16, 2009, and a contract requiring the holder to purchase the Company's common stock on February 16, 2007. Great Plains Energy made quarterly contract adjustment payments at the rate of 3.75% per year and interest payments at the rate of 4.25%

per year both payable in February, May, August and November of each year. Each purchase contract obligated the holder of the purchase contract to purchase, and Great Plains Energy to sell, on February 16, 2007, for $25 in cash, newly issued shares of the Company's common stock equal to the settlement rate. The settlement rate was determined according to the applicable market value of the Company's common stock at the settlement date. The applicable market value of $31.58 was measured by the average of the closing price per share of the Company's common stock on each of the 20 consecutive trading days ending on the third trading day immediately preceding February 16, 2007. The settlement rate of 0.7915 was applied to the 6.5 million FELINE PRIDES at February 16, 2007, and Great Plains Energy issued 5.2 million shares of common stock. The $163.6 million FELINE PRIDES senior notes originally matured in 2009, but were to be remarketed between August 16, 2006 and February 16, 2007. Great Plains Energy exercised its rights to redeem the $163.6 million FELINE PRIDES senior notes in full satisfaction of each holder's obligation to purchase the Company's common stock under the purchase contracts.

Scheduled Maturities

Great Plains Energy's and consolidated KCP&L's long-term debt maturities for the next five years are detailed in the following table.

	2007	2008	2009	2010	2011
			(millions)		
Consolidated KCP&L	$ 225.5	$ -	$ -	$ -	$ 150.0
Other Great Plains Energy	164.1	0.3	-	-	-
Total Great Plains Energy	$ 389.6	$ 0.3	$ -	$ -	$ 150.0

20. COMMON SHAREHOLDERS' EQUITY

Great Plains Energy filed a shelf registration statement with the Securities and Exchange Commission (SEC) in 2006 relating to Senior Debt Securities, Subordinated Debt Securities, shares of Common Stock, Warrants, Stock Purchase Contracts and Stock Purchase Units. In 2006, Great Plains Energy issued 5.2 million shares of common stock at $27.50 per share under the shelf registration statement with $144.3 million in gross proceeds and issuance costs of $5.2 million.

In 2006, Great Plains Energy also entered into a forward sale agreement with Merrill Lynch Financial Markets, Inc. (forward purchaser) for 1.8 million shares of Great Plains Energy common stock. The forward purchaser borrowed and sold the same number of shares of Great Plains Energy's common stock to hedge its obligations under the forward sale agreement. Great Plains Energy did not initially receive any proceeds from the sale of common stock shares by the forward purchaser. The forward sale agreement provides for a settlement date or dates to be specified at Great Plains Energy's discretion, subject to certain exceptions, no later than May 23, 2007. Subject to the provisions of the forward sale agreement, Great Plains Energy will receive an amount equal to $26.6062 per share, plus interest based on the federal funds rate less a spread and less certain scheduled decreases if Great Plains Energy elects to physically settle the forward sale agreement solely by delivering shares of common stock. In most circumstances, Great Plains Energy also has the right, in lieu of physical settlement, to elect cash or net physical settlement. Great Plains Energy currently expects to net cash settle the forward sale agreement.

Treasury shares are held for future distribution upon issuance of shares in conjunction with the Company's Long-Term Incentive Plan.

In 2006, Great Plains Energy registered an additional 1.0 million shares of common stock with the SEC for its Dividend Reinvestment and Direct Stock Purchase Plan, bringing the total number of shares registered under this plan to 4.0 million. The plan allows for the purchase of common shares by reinvesting dividends or making optional cash payments. Great Plains Energy can issue new shares or purchase shares on the open market for the Plan. At December 31, 2006, 1.0 million shares remained available for future issuances.

In 2006, Great Plains Energy registered an additional 1.0 million shares of common stock with the SEC for a defined contribution savings plan, bringing the total number of shares registered under this plan to 10.3 million. Shares issued under the plans may be either newly issued shares or shares purchased in the open market. At December 31, 2006, 1.2 million shares remained available for future issuances.

Great Plains Energy's Articles of Incorporation contain a restriction related to the payment of dividends in the event common equity falls to 25% of total capitalization. If preferred stock dividends are not declared and paid when scheduled, Great Plains Energy could not declare or pay common stock dividends or purchase any common shares. If the unpaid preferred stock dividends equal four or more full quarterly dividends, the preferred shareholders, voting as a single class, could elect the smallest number of Directors necessary to constitute a majority of the full Board of Directors. Under stipulations with the MPSC and KCC, Great Plains Energy and KCP&L have committed to maintain consolidated common equity of not less than 30% and 35%, respectively.

Great Plains Energy made capital contributions to KCP&L of $134.6 million in 2006. These contributions were made to fund comprehensive energy plan projects. At December 31, 2006, KCP&L's capital contributions from Great Plains Energy totaled $534.6 million and are reflected in common stock in the consolidated KCP&L balance sheet.

21. PREFERRED STOCK

At December 31, 2006, 1.6 million shares of Cumulative No Par Preferred Stock, 390,000 shares of Cumulative Preferred Stock, $100 par value and 11.0 million shares of no par Preference Stock were authorized under Great Plains Energy's Articles of Incorporation. All of the authorized shares of Cumulative Preferred Stock are issued and outstanding. Great Plains Energy has the option to redeem the $39.0 million of issued Cumulative Preferred Stock at prices approximating par or stated value.

22. DERIVATIVE INSTRUMENTS

The Company is exposed to a variety of market risks including interest rates and commodity prices. Management has established risk management policies and strategies to reduce the potentially adverse effects that the volatility of the markets may have on the Company's operating results. The risk management activities, including the use of derivative instruments, are subject to the management, direction and control of internal risk management committees. Management's interest rate risk management strategy uses derivative instruments to adjust the Company's liability portfolio to optimize the mix of fixed and floating rate debt within an established range. In addition, the Company uses derivative instruments to hedge against future interest rate fluctuations on anticipated debt issuances. Management maintains commodity-price risk management strategies that use derivative instruments to reduce the effects of fluctuations in fuel and purchased power expense caused by commodity price volatility. Counterparties to commodity derivatives and interest rate swap agreements expose the Company to credit loss in the event of nonperformance. This credit loss is limited to the cost of replacing these contracts at current market rates less the application of counterparty collateral held. Derivative instruments, excluding those instruments that qualify for the NPNS election which are accounted for by accrual accounting, are recorded on the balance sheet at fair value as an asset or liability. Changes in the fair value are recognized currently in net income unless specific hedge accounting criteria are met.

Fair Value Hedges - Interest Rate Risk Management
In 2002, KCP&L remarketed its 1998 Series A, B and D EIRR bonds totaling $146.5 million to a five-year fixed interest rate of 4.75% ending October 1, 2007. Simultaneously with the remarketing, KCP&L entered into an interest rate swap for the $146.5 million based on the London Interbank Offered Rate (LIBOR) to effectively create a floating interest rate obligation. The transaction is a fair value hedge with no ineffectiveness. Changes in the fair market value of the swap are recorded on the balance sheet as an asset or liability with an offsetting entry to the respective debt balances with no net impact on net income.

Cash Flow Hedges - Forward Starting Swaps
In 2006, KCP&L entered into two FSS to hedge against interest rate fluctuations on future issuances of long-term debt. The FSS will be settled simultaneously with the issuance of the long-term fixed rate debt. The FSS effectively removes most of the interest rate and credit spread uncertainty with respect to the debt to be issued, thereby enabling KCP&L to predict with greater assurance what its future interest costs on that debt will be. The FSS is accounted for as a cash flow hedge and the fair value is recorded as a current asset or liability with an offsetting entry to OCI, to the extent the hedge is effective, until the forecasted transaction occurs. No ineffectiveness has been recorded on the FSS. The pre-tax gain or loss on the FSS recorded to OCI will be reclassified to interest expense over the life of the future debt issuance.

Cash Flow Hedges - Treasury Locks
In 2006, Great Plains Energy entered into a T-Lock to hedge against interest rate fluctuations on future issuances of long-term debt. The T-Lock will be settled simultaneously with the issuance of the long-term fixed rate debt. The T-Lock effectively removes most of the interest rate uncertainty with respect to the debt to be issued, thereby enabling Great Plains Energy to predict with greater assurance what its future interest costs on that debt will be. The T-Lock is accounted for as a cash flow hedge and the fair value is recorded as a current asset or liability with an offsetting entry to OCI, to the extent the hedge is effective, until the forecasted transaction occurs. No ineffectiveness has been recorded on the T-Lock. The pre-tax gain or loss on the T-Lock recorded to OCI will be reclassified to interest expense over the life of the future debt issuance.

In 2005, KCP&L entered into two T-Locks to hedge against interest rate fluctuations on the U.S. Treasury rate component of the $250.0 million 30-year long-term debt that KCP&L issued. The T-Locks settled simultaneously with the issuance of the long-term fixed rate debt. The T-Locks removed the uncertainty with respect to the U.S. Treasury rate component of the debt to be issued, thereby enabling KCP&L to predict with greater assurance what its future interest costs on that debt would be. The T-Locks were accounted for as cash flow hedges and no ineffectiveness was recorded on the T-Locks. A pre-tax gain of $12.0 million on the T-Locks was recorded to OCI and is being reclassified to interest expense over the life of the issued 30-year debt. At December 31, 2006, KCP&L had $11.5 million recorded in OCI for the 2005 T-Locks.

Cash Flow Hedges - Commodity Risk Management
KCP&L's risk management policy is to use derivative instruments to mitigate its exposure to market price fluctuations on a portion of its projected natural gas purchases to meet generation requirements for retail and firm wholesale sales. As of December 31, 2006, KCP&L had hedged 30% and 9% of its 2007 and 2008 projected natural gas usage for retail load and firm MWh sales, respectively, primarily by utilizing fixed forward physical contracts. The fair values of these instruments are recorded as current assets or current liabilities with an offsetting entry to OCI for the effective portion of the hedge. To the extent the hedges are not effective, the ineffective portion of the change in fair market value is recorded currently in fuel expense. KCP&L did not record any gains or losses due to ineffectiveness during 2006, 2005 and 2004.

Strategic Energy maintains a commodity-price risk management strategy that uses forward physical energy purchases and other derivative instruments to reduce the effects of fluctuations in purchased power expense caused by commodity-price volatility. Derivative instruments are used to limit the unfavorable effect that price increases will have on electricity purchases, effectively fixing the future purchase price of electricity for the applicable forecasted usage and protecting Strategic Energy from significant price volatility. The maximum term over which Strategic Energy hedged its exposure and variability of future cash flows was 5.5 years and 5.0 years at December 31, 2006 and 2005, respectively.

Certain forward fixed price purchases and swap agreements are designated as cash flow hedges. The fair values of these instruments are recorded as assets or liabilities with an offsetting entry to OCI for the effective portion of the hedge. To the extent the hedges are not effective, the ineffective portion of the change in fair market value is recorded currently in purchased power. When the forecasted purchase is completed, the amounts in OCI are reclassified to purchased power. Purchased power expense for 2006, 2005 and 2004 included a loss of $26.7 million, a gain of $3.3 million, and a gain of $3.2 million, respectively, due to ineffectiveness of the cash flow hedges.

As part of its commodity-price risk management strategy, Strategic Energy also enters into economic hedges (non-hedging derivatives) that do not qualify for cash flow hedge accounting. The changes in the fair value of these derivative instruments recorded as a component of purchased power expense were losses of $30.0 million, $0.8 million and $1.5 million for 2006, 2005 and 2004, respectively.

The fair value of non-hedging derivatives at December 31, 2006, also includes certain forward contracts at Strategic Energy that were amended during 2005. Prior to being amended, the contracts were accounted for under the NPNS election in accordance with SFAS No. 133. As a result of being amended, the contracts no longer qualify for NPNS exceptions or cash flow hedge accounting and are now accounted for as non-hedging derivatives with the fair value at amendment being recorded as a deferred liability that will be reclassified to net income as the contracts settle. In 2006 and 2005, Strategic Energy amortized $5.1 million and an insignificant amount, respectively, of the deferred liability to purchased power expense related to the delivery of power under the contracts. Strategic Energy will amortize the remaining deferred liability over the remaining original contract lengths, which end in the first quarter of 2008. After the amendment, Strategic Energy is recording the change in fair value of these contracts to purchased power expense.

The notional and recorded fair values of the companies' derivative instruments are summarized in the following table. The fair values of these derivatives are recorded on the consolidated balance sheets.

	December 31			
	2006		2005	
	Notional Contract Amount	Fair Value	Notional Contract Amount	Fair Value
Great Plains Energy	(millions)			
Swap contracts				
Cash flow hedges	$ 477.5	$ (38.9)	$ 180.1	$ 27.2
Non-hedging derivatives	37.1	(6.8)	35.5	-
Forward contracts				
Cash flow hedges	871.5	(69.7)	106.5	17.6
Non-hedging derivatives	250.7	(24.8)	178.3	3.6
Anticipated debt issuance				
Forward starting swap	225.0	(0.4)	-	-
Treasury lock	77.6	0.2	-	-
Interest rate swaps				
Fair value hedges	146.5	(1.8)	146.5	(2.6)
Consolidated KCP&L				
Forward contracts				
Cash flow hedges	6.1	(0.5)	-	-
Anticipated debt issuance				
Forward starting swap	225.0	(0.4)	-	-
Interest rate swaps				
Fair value hedges	146.5	(1.8)	146.5	(2.6)

The amounts recorded in accumulated OCI related to the cash flow hedges are summarized in the following table.

	Great Plains Energy December 31		Consolidated KCP&L December 31	
	2006	2005	2006	2005
	(millions)			
Current assets	$ 12.7	$ 35.8	$ 12.0	$ 11.9
Other deferred charges	1.7	11.8	-	-
Other current liabilities	(56.3)	1.6	(1.3)	-
Deferred income taxes	32.1	(20.5)	(4.0)	(4.5)
Other deferred credits	(35.3)	1.0	-	-
Total	$ (45.1)	$ 29.7	$ 6.7	$ 7.4

Great Plains Energy's accumulated OCI in the table above at December 31, 2006, includes $54.3 million that is expected to be reclassified to expenses over the next twelve months. Consolidated KCP&L's accumulated OCI includes an insignificant amount that is expected to be reclassified to expense over the next twelve months.

The amounts reclassified to expenses are summarized in the following table.

	2006	2005	2004
Great Plains Energy		(millions)	
Fuel expense	$ -	$ (0.5)	$ (0.7)
Purchased power expense	54.6	(35.6)	(0.6)
Interest expense	(0.4)	-	-
Minority interest	-	-	0.2
Income taxes	(22.4)	15.1	0.5
OCI	$ 31.8	$ (21.0)	$ (0.6)
Consolidated KCP&L			
Fuel expense	$ -	$ (0.5)	$ (0.7)
Interest expense	(0.4)	-	-
Income taxes	0.2	0.2	0.3
OCI	$ (0.2)	$ (0.3)	$ (0.4)

23. JOINTLY OWNED ELECTRIC UTILITY PLANTS

KCP&L's share of jointly owned electric utility plants in service at December 31, 2006, is detailed in the following table.

	Wolf Creek Unit	LaCygne Units	Iatan No. 1 Unit
	(millions, except MW amounts)		
KCP&L's share	47%	50%	70%
Utility plant in service	$ 1,378	$ 346	$ 268
Accumulated depreciation	734	253	195
Nuclear fuel, net	39	-	-
KCP&L's 2007 accredited capacity-MWs	548	709	460 [a]

[a] The Iatan No. 2 air permit limits KCP&L's accredited capacity of Iatan No. 1 to 460 MWs from 469 MWs until the air quality control equipment included in the comprehensive energy plan is operational.

Each owner must fund its own portion of the plant's operating expenses and capital expenditures. KCP&L's share of direct expenses is included in the appropriate operating expense classifications in Great Plains Energy's and consolidated KCP&L's financial statements.

24. NEW ACCOUNTING STANDARDS

SFAS No. 157

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, "Fair Value Measurements." This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements. The statement does not require any new fair value measurements but provides guidance on how to measure fair value when required. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. The provisions of this statement are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years and generally are to be applied prospectively as of the beginning of the fiscal year in which initially applied. Management is currently evaluating the impact of SFAS No. 157 and has not yet determined the impact on Great Plains Energy's and consolidated KCP&L's financial statements.

FIN No. 48
In July 2006, the FASB issued FIN No. 48. See Note 10 for additional information.

25. QUARTERLY OPERATING RESULTS (UNAUDITED)

Great Plains Energy	Quarter 1st	2nd	3rd	4th
As Adjusted	(millions, except per share amounts)			
2006				
Operating revenue	$ 559.2	$ 642.1	$ 818.5	$ 655.5
Operating income	7.6	73.3	93.6	60.9
Net income (loss)	(1.1)	38.4	55.9	34.4
Basic and diluted earnings (loss) per common share	(0.02)	0.49	0.69	0.42
As Adjusted				
2005				
Operating revenue	$ 545.1	$ 631.7	$ 782.9	$ 645.2
Operating income	42.4	59.6	126.5	54.5
Income from continuing operations	20.5	23.7	89.9	30.1
Net income	20.5	20.1	91.7	30.0
Basic and diluted earnings per common share from continuing operations	0.27	0.31	1.20	0.40
Basic and diluted earnings per common share	0.27	0.26	1.22	0.40

Consolidated KCP&L	Quarter 1st	2nd	3rd	4th
As Adjusted	(millions)			
2006				
Operating revenue	$ 240.4	$ 290.9	$ 359.3	$ 249.8
Operating income	31.7	69.2	118.4	51.7
Net income	13.0	36.6	69.5	30.2
As Adjusted				
2005				
Operating revenue	$ 233.3	$ 272.1	$ 353.0	$ 272.5
Operating income	25.2	56.0	101.1	67.2
Net income	10.6	27.2	69.7	36.2

Quarterly data is subject to seasonal fluctuations with peak periods occurring in the summer months.

As a result of the retrospective application of FSP No. AUG AIR-1 discussed in Note 5, the following tables provide information to reconcile the quarterly operating results above to amounts originally reported.

Great Plains Energy	Quarter 1st	2nd	3rd	4th
2006	(millions, except per share amounts)			
Operating income as previously reported	$ 6.0	$ 72.0	$ 92.4	N/A
Adjustment	1.6	1.3	1.2	N/A
Net income (loss) as previously reported	(2.1)	37.6	55.2	N/A
Adjustment	1.0	0.8	0.7	N/A
Basic and diluted EPS as previously reported	(0.03)	0.48	0.68	N/A
Adjustment	0.01	0.01	0.01	N/A
2005				
Operating income as previously reported	$ 41.8	$ 62.6	$ 125.5	$ 53.3
Adjustment	0.6	(3.0)	1.0	1.2
Income from continuing operations as previously reported	20.2	25.5	89.1	29.4
Adjustment	0.3	(1.8)	0.8	0.7
Net income as previously reported	20.2	21.9	90.9	29.3
Adjustment	0.3	(1.8)	0.8	0.7
Basic and diluted EPS from continuing operations as previously reported	0.27	0.34	1.19	0.39
Adjustment	-	(0.03)	0.01	0.01
Basic and diluted EPS as previously reported	0.27	0.29	1.21	0.39
Adjustment	-	(0.03)	0.01	0.01

Consolidated KCP&L	Quarter 1st	2nd	3rd	4th
2006	(millions)			
Operating income as previously reported	$ 30.1	$ 67.9	$ 117.2	N/A
Adjustment	1.6	1.3	1.2	N/A
Net income as previously reported	12.0	35.8	68.8	N/A
Adjustment	1.0	0.8	0.7	N/A
2005				
Operating income as previously reported	$ 24.6	$ 59.0	$ 100.1	$ 66.0
Adjustment	0.6	(3.0)	1.0	1.2
Net income as previously reported	10.3	29.0	68.9	35.5
Adjustment	0.3	(1.8)	0.8	0.7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Great Plains Energy Incorporated
Kansas City, Missouri

We have audited the accompanying consolidated balance sheets of Great Plains Energy Incorporated and subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of income, common shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedules listed in the Index at Item 15. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Great Plains Energy Incorporated and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects, the information set forth therein.

As discussed in Note 8 to the consolidated financial statements, the Company adopted SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans,* on December 31, 2006. As discussed in Note 5 to the consolidated financial statements, the Company adopted FASB Staff Position (FSP) No. AUG AIR-1, *Accounting for Planned Major Maintenance Activities,* in 2006 and retroactively revised the consolidated balance sheet as of December 31, 2005 and the consolidated statements of income, comprehensive income, common shareholders' equity, and cash flows for the years ended December 31, 2005 and 2004, for the change. As discussed in Note 16 to the consolidated financial statements, effective December 31, 2005, the Company changed its method of accounting for conditional asset retirement obligations to adopt FIN 47, *Accounting for Conditional Asset Retirement Obligations*.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/DELOITTE & TOUCHE LLP

Kansas City, Missouri
February 27, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Kansas City Power & Light Company
Kansas City, Missouri

We have audited the accompanying consolidated balance sheets of Kansas City Power & Light Company and subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of income, comprehensive income, common shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedules listed in the Index at Item 15. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Kansas City Power & Light Company and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 8 to the consolidated financial statements, the Company adopted SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans,* on December 31, 2006. As discussed in Note 5 to the consolidated financial statements, the Company adopted FASB Staff Position (FSP) No. AUG AIR-1, *Accounting for Planned Major Maintenance Activities,* in 2006 and retroactively revised the consolidated balance sheet as of December 31, 2005, and the consolidated statements of income, comprehensive income, common shareholder's equity, and cash flows for the years ended December 31, 2005 and 2004, for the change. As discussed in Note 16 to the consolidated financial statements, effective December 31, 2005, the Company changed its method of accounting for conditional asset retirement obligations to adopt FIN 47, *Accounting for Conditional Asset Retirement Obligations.*

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2007, expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/DELOITTE & TOUCHE LLP

Kansas City, Missouri
February 27, 2007

ITEM 9. CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures
Great Plains Energy and KCP&L carried out evaluations of their disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934, as amended). These evaluations were conducted under the supervision, and with the participation, of each company's management, including the chief executive officer and chief financial officer of each company and the companies' disclosure committee.

Based upon these evaluations, the chief executive officer and chief financial officer of Great Plains Energy and KCP&L, respectively, have concluded as of the end of the period covered by this report that the disclosure controls and procedures of Great Plains Energy and KCP&L are functioning effectively to provide reasonable assurance that: (i) the information required to be disclosed by the respective companies in the reports that they file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms; and (ii) the information required to be disclosed by the respective companies in the reports that they file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to their respective management, including the principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting
There has been no change in Great Plains Energy's or KCP&L's internal control over financial reporting that occurred during the quarterly period ended December 31, 2006, that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting
Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Great Plains Energy
Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended) for Great Plains Energy. Under the supervision and with the participation of Great Plains Energy's chief executive officer and chief financial officer, management evaluated the effectiveness of Great Plains Energy's internal control over financial reporting as of December 31, 2006. Management used for this evaluation the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Management has concluded that, as of December 31, 2006, Great Plains Energy's internal control over financial reporting is effective based on the criteria set forth in the COSO framework. Deloitte & Touche LLP, the independent registered public accounting firm that audited the financial statements included in this annual report on Form 10-K, has issued its audit report on this assessment, which is included below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Great Plains Energy Incorporated
Kansas City, Missouri

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Great Plains Energy Incorporated and subsidiaries (the " Company") maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing, and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedules as of and for the year ended December 31, 2006 of the Company and our report dated February 27, 2007 expressed an unqualified opinion on those financial statements and financial statement schedules and included an explanatory paragraph regarding the Company's adoption of new accounting standards.

/s/DELOITTE & TOUCHE LLP

Kansas City, Missouri
February 27, 2007

KCP&L
Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 15d-15(f) under the Securities Exchange Act of 1934, as amended) for KCP&L. Under the supervision and with the participation of KCP&L's chief executive officer and chief financial officer, management evaluated the effectiveness of KCP&L's internal control over financial reporting as of December 31, 2006. Management used for this evaluation the framework in *Internal Control – Integrated Framework* issued by the COSO of the Treadway Commission. Management has concluded that, as of December 31, 2006, KCP&L's internal control over financial reporting is effective based on the criteria set forth in the COSO framework. Deloitte & Touche LLP, the independent registered public accounting firm that audited the financial statements included in this annual report on Form 10-K, has issued its audit report on this assessment, which is included below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Kansas City Power & Light Company
Kansas City, Missouri

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Kansas City Power & Light Company and subsidiaries (the " Company") maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing, and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statements schedules as of and for the year ended December 31, 2006 of the Company and our report dated February 27, 2007 expressed an unqualified opinion on those financial statements and financial statement schedules and included an explanatory paragraph regarding the Company's adoption of new accounting standards.

/s/DELOITTE & TOUCHE LLP

Kansas City, Missouri
February 27, 2007

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Great Plains Energy Directors
The information required by this item is incorporated by reference from the Great Plains Energy 2007 Proxy Statement, which will be filed with the SEC no later than April 30, 2007 (Proxy Statement):

- Information regarding the directors of Great Plains Energy required by this item is contained in the Proxy Statement section titled "Election of Directors."

- Information regarding compliance with Section 16(a) of the Securities Exchange Act of 1934 required by this item is contained in the Proxy Statement section titled "Section 16(a) Beneficial Ownership Reporting Compliance."
- Information regarding the Audit Committee of Great Plains Energy required by this item is contained in the Proxy Statement section titled "Corporate Governance."

Great Plains Energy and KCP&L Executive Officers
Information required by this item regarding the executive officers of Great Plains Energy and KCP&L is contained in this report in the Part I, Item 1 sections titled "Officers of Great Plains Energy" and "Officers of KCP&L".

Great Plains Energy and KCP&L Code of Ethics
The Company has adopted a Code of Business Conduct and Ethics (Code), which applies to all directors, officers and employees of Great Plains Energy, KCP&L and their subsidiaries. The Code is posted on the investor relations page of our Internet websites at www.greatplainsenergy.com and www.kcpl.com. A copy of the Code is available, without charge, upon written request to Corporate Secretary, Great Plains Energy Incorporated, 1201 Walnut, Kansas City, Missouri 64106. Great Plains Energy and KCP&L intend to satisfy the disclosure requirements under Item 5.05 of Form 8-K regarding an amendment to, or a waiver from, a provision of the Code that applies to the principal executive officer, principal financial officer, principal accounting officer or controller of those companies by posting such information on the investor relations page of their Internet websites.

Other KCP&L Information
The other information required by this item regarding KCP&L has been omitted in reliance on General Instruction (I).

ITEM 11. EXECUTIVE COMPENSATION

GREAT PLAINS ENERGY
The information required by this item regarding compensation of Great Plains Energy directors and named executive officers contained in the sections titled "Corporate Governance," "Executive Compensation," "Director Compensation," "Compensation Discussion and Analysis" and "Compensation Committee Report" of the Proxy Statement is incorporated by reference.

KCP&L
The information required by this item regarding KCP&L has been omitted in reliance on General Instruction (I).

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

GREAT PLAINS ENERGY
The information required by this item regarding security ownership of the directors and executive officers of Great Plains Energy contained in the section titled "Security Ownership of Certain Beneficial Owners, Directors and Officers" of the Proxy Statement is incorporated by reference.

KCP&L
The information required by this item regarding KCP&L has been omitted in reliance on General Instruction (I).

Equity Compensation Plan
The information required by this item regarding Great Plains Energy's equity compensation plan is in Item 5. Market for the Registrants' Common Equity and Related Shareholder Matters, of this report and is incorporated by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

GREAT PLAINS ENERGY
The information required by this item contained in the sections titled "Director Independence" and, if applicable, "Certain Relationships and Related Transactions" of the Proxy Statement is incorporated by reference.

KCP&L
The information required by this item regarding KCP&L has been omitted in reliance on General Instruction (I).

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

GREAT PLAINS ENERGY
The information required by this item regarding the independent auditors of Great Plains Energy and its subsidiaries contained in the section titled "Audit Committee Report" of the Proxy Statement is incorporated by reference.

KCP&L
The Audit Committee of the Great Plains Energy Board functions as the Audit Committee of KCP&L. The following table sets forth the aggregate fees billed by Deloitte & Touche LLP for audit services rendered in connection with the consolidated financial statements and reports for 2006 and 2005 and for other services rendered during 2006 and 2005 on behalf of KCP&L and its subsidiaries, as well as all out-of-pocket costs incurred in connection with these services:

Fee Category	2006	2005
Audit Fees	$ 984,256	$ 1,075,986
Audit-Related Fees	44,200	62,251
Tax Fees	21,831	24,307
All Other Fees	-	21,100
Total Fees	$ 1,050,287	$ 1,183,644

Audit Fees: Consists of fees billed for professional services rendered for the audits of the annual consolidated financial statements of the Company and its subsidiaries and reviews of the interim condensed consolidated financial statements included in quarterly reports. Audit fees also include: services provided by Deloitte & Touche LLP in connection with statutory and regulatory filings or engagements; audit reports on audits of the effectiveness of internal control over financial reporting and on management's assessment of the effectiveness of internal control over financial reporting and other attest services, except those not required by statute or regulation; services related to filings with the Securities and Exchange Commission, including comfort letter, consents and assistance with and review of documents filed with the Securities and Exchange Commission; and accounting research in support of the audit.

Audit-Related Fees: Consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of consolidated financial statements of KCP&L and its subsidiaries and are not reported under "Audit Fees". These services include consultation concerning financial accounting and reporting standards.

Tax Fees: Consists of fees billed for tax compliance and related support of tax returns and other tax services, including assistance with tax audits, and tax research and planning.

All Other Fees: Consists of fees for all other services other than those reported above. These services included development and facilitation of a group training course in 2005.

Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

The Audit Committee pre-approves all audit and permissible non-audit services provided by the independent auditor to KCP&L and its subsidiaries. These services may include audit services, audit-related services, tax services and other services. The Audit Committee has adopted for KCP&L and its subsidiaries policies and procedures for the pre-approval of services provided by the independent auditor. Under these policies and procedures, the Audit Committee may pre-approve certain types of services, up to aggregate fee levels established by the Audit Committee. The Audit Committee as well may specifically approve audit and permissible non-audit services on a case-by-case basis. Any proposed service within a pre-approved type of service that would cause the applicable fee level to be exceeded cannot be provided unless the Audit Committee either amends the applicable fee level or specifically approves the proposed service. Pre-approval is generally provided for up to one year, unless the Audit Committee specifically provides for a different period. The Audit Committee receives quarterly reports regarding the pre-approved services performed by the independent auditor. The Chairman of the Audit Committee may between meetings pre-approve audit and non-audit services provided by the independent auditor, and report such pre-approval at the next Audit Committee meeting.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

Financial Statements

Exhibits

Great Plains Energy Documents

Exhibit Number		Description of Document
2.1.1	*	Agreement and Plan of Merger among Kansas City Power & Light Company, Great Plains Energy Incorporated and KCP&L Merger Sub Incorporated dated as of October 1, 2001 (Exhibit 2 to Form 8-K dated October 1, 2001).
2.1.2	*	Agreement and Plan of Merger among Aquila, Inc., Great Plains Energy Incorporated, Gregory Acquisition Corp., and Black Hills Corporation dated as of February 6, 2007 (Exhibit 2.1 to Form 8-K dated February 7, 2007).
3.1.1	*	Articles of Incorporation of Great Plains Energy Incorporated dated as of February 26, 2001 (Exhibit 3.i to Form 8-K filed October 1, 2001).
3.1.2	*	By-laws of Great Plains Energy Incorporated, as amended September 16, 2003 (Exhibit 3.1 to Form 10-Q for the quarter ended September 30, 2003).
4.1.1	*	Resolution of Board of Directors Establishing 3.80% Cumulative Preferred Stock (Exhibit 2-R to Registration Statement, Registration No. 2-40239).
4.1.2	*	Resolution of Board of Directors Establishing 4.50% Cumulative Preferred Stock (Exhibit 2-T to Registration Statement, Registration No. 2-40239).

4.1.3	*	Resolution of Board of Directors Establishing 4.20% Cumulative Preferred Stock (Exhibit 2-U to Registration Statement, Registration No. 2-40239).
4.1.4	*	Resolution of Board of Directors Establishing 4.35% Cumulative Preferred Stock (Exhibit 2-V to Registration Statement, Registration No. 2-40239).
4.1.5	*	Pledge Agreement, dated June 14, 2004, between Great Plains Energy Incorporated and BNY Midwest Trust Company, as Collateral Agent, Custodial Agent and Securities Intermediary and BNY Midwest Trust Company, as Purchase Contract Agent (Exhibit 4.2 to Form 8-A/A, dated June 14, 2004).
4.1.6	*	Indenture, dated June 1, 2004, between Great Plains Energy Incorporated and BNY Midwest Trust Company, as Trustee (Exhibit 4.5 to Form 8-A/A, dated June 14, 2004).
4.1.7	*	First Supplemental Indenture, dated June 14, 2004, between Great Plains Energy Incorporated and BNY Midwest Trust Company, as Trustee (Exhibit 4.5 to Form 8-A/A, dated June 14, 2004).
4.1.8	*	Form of Income PRIDES (included in Exhibit 4.1 to Form 8-A/A, dated June 14, 2004, as Exhibit A thereto).
4.1.9	*	Confirmation of Forward Stock Sale Transaction between Great Plains Energy Incorporated and Merrill Lynch Financial Markets, Inc., dated May 17, 2006 (Exhibit 1.2 to Form 8-K filed May 23, 2006).
10.1.1	*+	Amended Long-Term Incentive Plan, effective as of May 7, 2002 (Exhibit 10.1.a to Form 10-K for the year ended December 31, 2002).
10.1.2	*+	Great Plains Energy Incorporated Long-Term Incentive Plan Awards Standards and Administration effective as of February 7, 2006 (Exhibit 10.1.b to Form 10-K for the year ended December 31, 2005).
10.1.3	*+	Form of Restricted Stock Agreement Pursuant to the Great Plains Energy Incorporated Long-Term Incentive Plan Effective May 7, 2002 (Exhibit 10.1 to Form 8-K dated February 4, 2005).
10.1.4	*+	Form of Restricted Stock Agreement Pursuant to the Great Plains Energy Incorporated Long-Term Incentive Plan Effective May 7, 2002 (Exhibit 10.2 to Form 8-K dated February 4, 2005).
10.1.5	*+	Form of Restricted Stock Agreement Pursuant to the Great Plains Energy Incorporated Long-Term Incentive Plan Effective May 7, 2002 (Exhibit 10.1.e to Form 10-K for the year ended December 31, 2005).
10.1.6	+	Form of Restricted Stock Agreement Pursuant to the Great Plains Energy Incorporated Long-Term Incentive Plan Effective May 7, 2002.
10.1.7	*+	Form of Performance Share Agreement Pursuant to the Great Plains Energy Incorporated Long-Term Incentive Plan Effective May 7, 2002 (Exhibit 10.1.b to Form 10-Q for the quarter ended March 31, 2005).
10.1.8	*+	Form of Performance Share Agreement Pursuant to the Great Plains Energy Incorporated Long-Term Incentive Plan Effective May 7, 2002 (Exhibit 10.1.c to Form 10-Q for the quarter ended March 31, 2005).
10.1.9	*+	Form of Performance Share Agreement Pursuant to the Great Plains Energy Incorporated Long-Term Incentive Plan Effective May 7, 2002 (Exhibit 10.1.h to Form 10-K for the year ended December 31, 2005).

10.1.10	+	Form of Performance Share Agreement Pursuant to the Great Plains Energy Incorporated Long-Term Incentive Plan Effective May 7, 2002.
10.1.11	+	Form of Performance Share Agreement Pursuant to the Great Plains Energy Incorporated Long-Term Incentive Plan Effective May 7, 2002.
10.1.12	*+	Strategic Energy, L.L.C. Long-Term Incentive Plan Grants 2005, Amended May 2, 2005 (Exhibit 10.1.f to Form 10-Q for the quarter ended March 31, 2005).
10.1.13	*+	Strategic Energy, L.L.C. Long-Term Incentive Plan Grants 2005, as amended May 2, 2005 and October 31, 2006 (Exhibit 10.1.g to Form 10-Q for the quarter ended September 30, 2006).
10.1.14	*+	Strategic Energy, L.L.C. Executive Long-Term Incentive Plan 2006 (Exhibit 10.1.j to Form 10-K for the year ended December 31, 2005).
10.1.15	*+	Great Plains Energy Incorporated/Kansas City Power & Light Company Annual Incentive Plan 2005, Amended May 3, 2005 (Exhibit 10.1.c to Form 10-Q for the quarter ended March 31, 2005).
10.1.16	*+	Great Plains Energy Incorporated Kansas City Power & Light Company Annual Incentive Plan amended as of January 1, 2006 (Exhibit 10.1.l to Form 10-K for the year ended December 31, 2005).
10.1.17	*+	Strategic Energy, L.L.C. Annual Incentive Plan dated January 1, 2006 (Exhibit 10.1.m to Form 10-K for the year ended December 31, 2005).
10.1.18	*+	Strategic Energy, L.L.C. Annual Incentive Plan 2006 goals as amended October 31, 2006 (Exhibit 10.1.h to Form 10-Q for the quarter ended September 30, 2006).
10.1.19	+	Great Plains Energy Incorporated Kansas City Power & Light Company Annual Incentive Plan amended effective as of January 1, 2007.
10.1.20	+	Strategic Energy, L.L.C. Executive Committee Annual Incentive Plan dated as of January 1, 2007.
10.1.21	+	Strategic Energy, L.L.C. Executive Committee Long-Term Incentive Plan dated as of January 1, 2007.
10.1.22	*+	Form of Indemnification Agreement with each officer and director (Exhibit 10-f to Form 10-K for year ended December 31, 1995).
10.1.23	*+	Form of Conforming Amendment to Indemnification Agreement with each officer and director (Exhibit 10.1.a to Form 10-Q for the quarter ended March 31, 2003).
10.1.24	*+	Form of Indemnification Agreement with officers and directors (Exhibit 10.1.p to Form 10-K for the year ended December 31, 2005).
10.1.25	*+	Form of Restated Severance Agreement dated January 2000 with certain executive officers (Exhibit 10-e to Form 10-K for the year ended December 31, 2000).
10.1.26	*+	Form of Conforming Amendment to Severance Agreements with certain executive officers (Exhibit 10.1.b to Form 10-Q for the quarter ended March 31, 2003).
10.1.27	*+	Form of Change in Control Severance Agreement with Michael J. Chesser (Exhibit 10.1.a to Form 10-Q for the quarter ended September 30, 2006).
10.1.28	*+	Form of Change in Control Severance Agreement with John R. Marshall (Exhibit 10.1.c to Form 10-Q for the quarter ended September 30, 2006).

10.1.29	*+	Form of Change in Control Severance Agreement with Shahid Malik (Exhibit 10.1.d to Form 10-Q for the quarter ended September 30, 2006).
10.1.30	*+	Form of Change in Control Severance Agreement with other executive officers of Great Plains Energy Incorporated and Kansas City Power & Light Company (Exhibit 10.1.e to Form 10-Q for the quarter ended September 30, 2006).
10.1.31	*+	Great Plains Energy Incorporated Supplemental Executive Retirement Plan, as amended and restated effective October 1, 2003 (Exhibit 10.1.a to Form 10-Q for the quarter ended September 30, 2003).
10.1.32	*+	Nonqualified Deferred Compensation Plan (Exhibit 10-b to Form 10-Q for the quarter ended March 31, 2000).
10.1.33	+	Description of Compensation Arrangements with Directors and Certain Executive Officers.
10.1.34	*+	Employment Agreement among Strategic Energy, L.L.C., Great Plains Energy Incorporated and Shahid J. Malik, dated as of November 10, 2004 (Exhibit 10.1.p to Form 10-K for the year ended December 31, 2004).
10.1.35	*+	Severance Agreement among Strategic Energy, L.L.C., Great Plains Energy Incorporated and Shahid J. Malik, dated as of November 10, 2004 (Exhibit 10.1.q to Form 10-K for the year ended December 31, 2004).
10.1.36	*	First Amended and Restated Joint Plan under Chapter 11 of the United States Bankruptcy Code dated March 31, 2003, of Digital Teleport Inc., DTI Holdings, Inc. and Digital Teleport of Virginia, Inc. (Exhibit 10.1.e to Form 10-Q for the quarter ended March 31, 2003).
10.1.37	*	Credit Agreement dated as of May 11, 2006, among Great Plains Energy Incorporated, Bank of America, N.A., JPMorgan Chase Bank, N.A., BNP Paribas, The Bank of Tokyo-Mitsubishi UFJ, Limited, Chicago Branch, Wachovia Bank N.A., The Bank of New York, Keybank National Association, The Bank of Nova Scotia, UMB Bank, N.A., and Commerce Bank, N.A (Exhibit 10.1.a to Form 10-Q for the quarter ended June 30, 2006).
10.1.38	*	Amended and Restated Credit Agreement, dated as of July 2, 2004, by and among Strategic Energy, L.L.C., LaSalle Bank National Association, PNC Bank, National Association, Citizens Bank of Pennsylvania, Provident Bank, Fifth Third Bank and Sky Bank. (Exhibit 10.2 to Form 10-Q for the quarter ended June 30, 2004).
10.1.39	*	Amendment No. 1 dated as of December 20, 2005, to Amended and Restated Credit Agreement, dated as of July 2, 2004, by and among Strategic Energy, L.L.C., LaSalle Bank National Association, PNC Bank, National Association, Citizens Bank of Pennsylvania, Provident Bank, Fifth Third Bank, First National Bank of Pennsylvania and Sky Bank (Exhibit 10.1.bb to Form 10-K for the year ended December 31, 2005).
10.1.40	*	Consent dated as of May 31, 2006, to Amended and Restated Credit Agreement, dated as of July 2, 2004, by and among Strategic Energy, L.L.C., LaSalle Bank National Association, PNC Bank, National Association, Citizens Bank of Pennsylvania, National City Bank of Pennsylvania, Fifth Third Bank, Sky Bank and First National Bank of Pennsylvania (Exhibit 10.1.b to Form 10-Q for the quarter ended June 30, 2006).

10.1.41		Waiver and Amendment dated as of December 6, 2006, to Amended and Restated Credit Agreement, dated as of July 2, 2004, by and among Strategic Energy, L.L.C., LaSalle Bank National Association, PNC Bank, National Association, Citizens Bank of Pennsylvania, National City Bank of Pennsylvania, Fifth Third Bank, Sky Bank and First National Bank of Pennsylvania.
10.1.42	*	Amended and Restated Limited Guaranty dated as of July 2, 2004, by Great Plains Energy Incorporated in favor of the lenders under the Amended and Restated Credit Agreement dated as of July 2, 2004 among Strategic Energy, L.L.C. and the financial institutions from time to time parties thereto. (Exhibit 10.3 to Form 10-Q for the quarter ended June 30, 2004).
10.1.43	*	Amendment dated as of October 2, 2006, to Amended and Restated Limited Guaranty dated as of July 2, 2004, by Great Plains Energy Incorporated in favor of the lenders under the Amended and Restated Credit Agreement dated as of July 2, 2004, among Strategic Energy, L.L.C. and the financial institutions from time to time parties thereto (Exhibit 10.1.e to Form 10-Q for the quarter ended September 30, 2006).
10.1.44	*	General Agreement of Indemnity issued by Great Plains Energy Incorporated and Strategic Energy, L.L.C. in favor of Federal Insurance Company and subsidiary or affiliated insurers dated May 23, 2002 (Exhibit 10.1.a. to Form 10-Q for the quarter ended June 30, 2002).
10.1.45	*	Agreement of Indemnity issued by Great Plains Energy Incorporated and Strategic Energy, L.L.C. in favor of Federal Insurance Company and subsidiary or affiliated insurers dated May 23, 2002 (Exhibit 10.1.b. to Form 10-Q for the quarter ended June 30, 2002).
10.1.46	*	Agreement between Great Plains Energy Incorporated and Andrea F. Bielsker dated March 4, 2005 (Exhibit 10.1.jj to Form 10-K for the year ended December 31, 2004).
10.1.47	*	Agreement between Great Plains Energy Incorporated and Jeanie Sell Latz dated April 5, 2005 (Exhibit 10.1 to Form 8-K dated April 5, 2005).
10.1.48	*	Asset Purchase Agreement by and among Aquila, Inc., Black Hills Corporation, Great Plains Energy Incorporated, and Gregory Acquisition Corp., dated February 6, 2007 (Exhibit 10.1 to Form 8-K dated February 7, 2007).
10.1.49	*	Partnership Interests Purchase Agreement by and among Aquila, Inc., Aquila Colorado, LLC, Black Hills Corporation, Great Plains Energy Incorporated, and Gregory Acquisition Corp., dated February 6, 2007 (Exhibit 10.2 to Form 8-K dated February 7, 2007).
10.1.50	*+	Form of Conforming Amendment to Severance Agreements with William H. Downey (Exhibit 10.1.b to Form 10-Q for the quarter ended September 30, 2006).
12.1		Computation of Ratio of Earnings to Fixed Charges.
21.1		List of Subsidiaries of Great Plains Energy Incorporated.
23.1.a		Consent of Counsel.
23.1.b		Consent of Independent Registered Public Accounting Firm.
24.1		Powers of Attorney.
31.1.a		Rule 13a-14(a)/15d-14(a) Certifications of Michael J. Chesser.

31.1.b Rule 13a-14(a)/15d-14(a) Certifications of Terry Bassham.

32.1 Section 1350 Certifications.

*Filed with the SEC as exhibits to prior SEC filings and are incorporated herein by reference and made a part hereof. The SEC filing and the exhibit number of the documents so filed, and incorporated herein by reference, are stated in parenthesis in the description of such exhibit.

+ Indicates management contract or compensatory plan or arrangement.

Copies of any of the exhibits filed with the SEC in connection with this document may be obtained from Great Plains Energy upon written request.

Great Plains Energy agrees to furnish to the SEC upon request any instrument with respect to long-term debt as to which the total amount of securities authorized does not exceed 10% of total assets of Great Plains Energy and its subsidiaries on a consolidated basis.

KCP&L Documents

Exhibit Number		Description of Document
2.2	*	Agreement and Plan of Merger among Kansas City Power & Light Company, Great Plains Energy Incorporated and KCP&L Merger Sub Incorporated dated as of October 1, 2001 (Exhibit 2 to Form 8-K dated October 1, 2001).
3.2.1	*	Restated Articles of Consolidation of Kansas City Power & Light Company, as amended October 1, 2001 (Exhibit 3-(i) to Form 10-Q for the quarter ended September 30, 2001).
3.2.2	*	By-laws of Kansas City Power & Light Company, as amended November 1, 2005 (Exhibit 3.2.b to Form 10-K for the year ended December 31, 2005).
4.2.1	*	General Mortgage and Deed of Trust dated as of December 1, 1986, between Kansas City Power & Light Company and UMB Bank, n.a. (formerly United Missouri Bank of Kansas City, N.A.), Trustee (Exhibit 4-bb to Form 10-K for the year ended December 31, 1986).
4.2.2	*	Fourth Supplemental Indenture dated as of February 15, 1992, to Indenture dated as of December 1, 1986 (Exhibit 4-y to Form 10-K for the year ended December 31, 1991).
4.2.3	*	Fifth Supplemental Indenture dated as of September 15, 1992, to Indenture dated as of December 1, 1986 (Exhibit 4-a to quarterly report on Form 10-Q for the quarter ended September 30, 1992).
4.2.4	*	Seventh Supplemental Indenture dated as of October 1, 1993, to Indenture dated as of December 1, 1986 (Exhibit 4-a to quarterly report on Form 10-Q for the quarter ended September 30, 1993).
4.2.5	*	Eighth Supplemental Indenture dated as of December 1, 1993, to Indenture dated as of December 1, 1986 (Exhibit 4 to Registration Statement, Registration No. 33-51799).

4.2.6 * Eleventh Supplemental Indenture dated as of August 15, 2005, to the General Mortgage and Deed of Trust dated as of December 1, 1986, between Kansas City Power & Light Company and UMB Bank, n.a. (formerly United Missouri Bank of Kansas City, N.A.), Trustee (Exhibit 4.2 to Form 10-Q for the quarter ended September 30, 2005).

4.2.7 * Indenture for Medium-Term Note Program dated as of February 15, 1992, between Kansas City Power & Light Company and The Bank of New York (Exhibit 4-bb to Registration Statement, Registration No. 33-45736).

4.2.8 * Indenture for $150 million aggregate principal amount of 6.50% Senior Notes due November 15, 2011 and $250 million aggregate principal amount of 7.125% Senior Notes due December 15, 2005 dated as of December 1, 2000, between Kansas City Power & Light Company and The Bank of New York (Exhibit 4-a to Report on Form 8-K dated December 18, 2000).

4.2.9 * Indenture dated March 1, 2002 between The Bank of New York and Kansas City Power & Light Company (Exhibit 4.1.b. to Form 10-Q for the quarter ended March 31, 2002).

4.2.10 * Supplemental Indenture No. 1 dated as of November 15, 2005, to Indenture dated March 1, 2002 between The Bank of New York and Kansas City Power & Light Company (Exhibit 4.2.j to Form 10-K for the year ended December 31, 2005).

4.2.11 * Registration Rights Agreement dated as of November 17, 2005, among Kansas City Power & Light Company, and BNP Paribas Securities Corp. and J.P. Morgan Securities Inc. as representatives of the several initial purchasers (Exhibit 4.2.k to Form 10-K for the year ended December 31, 2005).

10.2.1 * Insurance agreement between Kansas City Power & Light Company and XL Capital Assurance Inc., dated December 5, 2002 (Exhibit 10.2.f to Form 10-K for the year ended December 31, 2002).

10.2.2 * Insurance Agreement dated as of August 1, 2004, between Kansas City Power & Light Company and XL Capital Assurance Inc. (Exhibit 10.2 to Form 10-Q for the quarter ended September 30, 2004).

10.2.3 * Insurance Agreement dated as of September 1, 2005, between Kansas City Power & Light Company and XL Capital Assurance Inc. (Exhibit 10.2.e to Form 10-K for the year ended December 31, 2005).

10.2.4 * Insurance Agreement dated as of September 1, 2005, between Kansas City Power & Light Company and XL Capital Assurance Inc. (Exhibit 10.2.e to Form 10-K for the year ended December 31, 2005).

10.2.5 * Iatan Unit 2 and Common Facilities Ownership Agreement, dated as of May 19, 2006, among Kansas City Power & Light Company, Aquila, Inc., The Empire District Electric Company, Kansas Electric Power Cooperative, Inc., and Missouri Joint Municipal Electric Utility Commission (Exhibit 10.2.a to Form 10-Q for the quarter ended June 30, 2006).

10.2.6	*	Contract between Kansas City Power & Light Company and ALSTOM Power Inc. for Engineering, Procurement, and Constructions Services for Air Quality Control Systems and Selective Catalytic Reduction Systems at Iatan Generating Station Units 1 and 2 and the Pulverized Coal-Fired Boiler at Iatan Generating Station Unit 2, dated as of August 10, 2006 (Exhibit 10.2.a to Form 10-Q for the quarter ended September 30, 2006).
10.2.7	*	Credit Agreement dated as of May 11, 2006, among Kansas City Power & Light Company, Bank of America, N.A., JPMorgan Chase Bank, N.A., BNP Paribas, The Bank of Tokyo-Mitsubishi UFJ, Limited, Chicago Branch, Wachovia Bank N.A., The Bank of New York, Keybank National Association, The Bank of Nova Scotia, UMB Bank, N.A., and Commerce Bank, N.A (Exhibit 10.2.b to Form 10-Q for the quarter ended June 30, 2006).
10.2.8	*	Stipulation and Agreement dated March 28, 2005, among Kansas City Power & Light Company, Staff of the Missouri Public Service Commission, Office of the Public Counsel, Missouri Department of Natural Resources, Praxair, Inc., Missouri Independent Energy Consumers, Ford Motor Company, Aquila, Inc., The Empire District Electric Company, and Missouri Joint Municipal Electric Utility Commission (Exhibit 10.2 to Form 10-Q for the quarter ended March 31, 2005).
10.2.9	*	Stipulation and Agreement filed April 27, 2005, among Kansas City Power & Light Company, the Staff of the State Corporation Commission of the State of Kansas, Sprint, Inc., and the Kansas Hospital Association (Exhibit 10.2.a to Form 10-Q for the quarter ended June 30, 2005).
10.2.10	*	Stipulation and Agreement dated as of September 29, 2006, among Kansas City Power & Light Company, the Staff of the Kansas Corporation Commission, the Citizens' Utility Ratepayer Board, Wal-Mart Stores Inc. and the International Brotherhood of Electrical Workers, Local Union Nos. 412, 1464 and 1613 (Exhibit 10.2.b to Form 10-Q for the quarter ended September 30, 2006).
10.2.11	*	Purchase and Sale Agreement dated as of July 1, 2005, between Kansas City Power & Light Company, as Originator, and Kansas City Power & Light Receivables Company, as Buyer (Exhibit 10.2.b to Form 10-Q for the quarter ended June 30, 2005).
10.2.12	*	Receivables Sale Agreement dated as of July 1, 2005, among Kansas City Power & Light Receivables Company, as the Seller, Kansas City Power & Light Company, as the Initial Collection Agent, The Bank of Tokyo-Mitsubishi, Ltd., New York Branch, as the Agent, and Victory Receivables Corporation (Exhibit 10.2.c to Form 10-Q for the quarter ended June 30, 2005).
12.2		Computation of Ratio of Earnings to Fixed Charges.
23.2.a		Consent of Counsel.
23.2.b		Consent of Independent Registered Public Accounting Firm.
24.2		Powers of Attorney.
31.2.a		Rule 13a-14(a)/15d-14(a) Certifications of William H. Downey.
31.2.b		Rule 13a-14(a)/15d-14(a) Certifications of Terry Bassham.
32.2		Section 1350 Certifications.

* Filed with the SEC as exhibits to prior SEC filings and are incorporated herein by reference and made a part hereof. The SEC filings and the exhibit number of the documents so filed, and incorporated herein by reference, are stated in parenthesis in the description of such exhibit.

Copies of any of the exhibits filed with the SEC in connection with this document may be obtained from KCP&L upon written request.

KCP&L agrees to furnish to the SEC upon request any instrument with respect to long-term debt as to which the total amount of securities authorized does not exceed 10% of total assets of KCP&L and its subsidiaries on a consolidated basis.

Schedule I – Parent Company Financial Statements

GREAT PLAINS ENERGY INCORPORATED
Income Statements of Parent Company

Year Ended December 31	2006	As Adjusted 2005	As Adjusted 2004
Operating Expenses		(millions)	
Other	$ 7.1	$ 7.1	$ 8.5
General taxes	0.3	0.3	0.2
Total	7.4	7.4	8.7
Operating loss	(7.4)	(7.4)	(8.7)
Equity from earnings in subsidiaries	143.0	178.2	200.9
Non-operating income	1.1	1.6	2.3
Non-operating expenses	-	(0.1)	(0.2)
Interest charges	(8.9)	(9.4)	(8.1)
Income before income taxes	127.8	162.9	186.2
Income taxes	(0.2)	(0.6)	(3.7)
Net income	127.6	162.3	182.5
Preferred stock dividend requirements	1.6	1.6	1.6
Earnings available for common shareholders	$ 126.0	$ 160.7	$ 180.9
Average number of basic common shares outstanding	78.0	74.6	72.0
Average number of diluted common shares outstanding	78.2	74.7	72.1
Basic earnings per common share	$ 1.62	$ 2.15	$ 2.51
Diluted earnings per common share	$ 1.61	$ 2.15	$ 2.51
Cash dividends per common share	$ 1.66	$ 1.66	$ 1.66

The accompanying Notes to Financial Statements of Parent Company are an integral part of these statements.

GREAT PLAINS ENERGY INCORPORATED
Balance Sheets of Parent Company

December 31	2006	As Adjusted 2005
	(millions)	
ASSETS		
Current Assets		
Cash and cash equivalents	$ 5.8	$ 2.0
Accounts receivable from subsidiaries	1.6	1.0
Notes receivable from subsidiaries	2.3	5.4
Taxes receivable	1.9	1.8
Other	0.5	0.5
Total	12.1	10.7
Nonutility Property and Investments		
Investment in KCP&L	1,383.1	1,151.6
Investments in other subsidiaries	178.6	288.0
Total	1,561.7	1,439.6
Deferred Charges and Other Assets		
Deferred Income Taxes	0.8	-
Other	4.6	2.0
Total	5.4	2.0
Total	$ 1,579.2	$ 1,452.3

The accompanying Notes to Financial Statements of Parent Company are an integral part of these statements.

GREAT PLAINS ENERGY INCORPORATED
Balance Sheets of Parent Company

December 31	2006	As Adjusted 2005
LIABILITIES AND CAPITALIZATION	(millions)	
Current Liabilities		
Notes payable	$ -	$ 6.0
Notes payable to subsidiaries	13.2	-
Current maturities of long-term debt	163.6	-
Accounts payable to subsidiaries	15.6	0.5
Accounts payable	-	0.1
Accrued interest	1.6	1.7
Other	1.9	6.5
Total	195.9	14.8
Deferred Credits and Other Liabilities		
Payable to subsidiaries	2.1	-
Other	0.3	0.9
Total	2.4	0.9
Capitalization		
Common shareholders' equity		
Common stock-150,000,000 shares authorized without par value 80,405,035 and 74,783,824 shares issued, stated value	896.8	744.4
Retained earnings	493.4	498.6
Treasury stock-53,499 and 43,376 shares, at cost	(1.6)	(1.3)
Accumulated other comprehensive loss	(46.7)	(7.7)
Total	1,341.9	1,234.0
Cumulative preferred stock $100 par value		
3.80% - 100,000 shares issued	10.0	10.0
4.50% - 100,000 shares issued	10.0	10.0
4.20% - 70,000 shares issued	7.0	7.0
4.35% - 120,000 shares issued	12.0	12.0
Total	39.0	39.0
Long-term debt	-	163.6
Total	1,380.9	1,436.6
Commitments and Contingencies		
Total	$ 1,579.2	$ 1,452.3

The accompanying Notes to Financial Statements of Parent Company are an integral part of these statements.

GREAT PLAINS ENERGY INCORPORATED
Statements of Cash Flows of Parent Company

Year Ended December 31	2006	As Adjusted 2005	As Adjusted 2004
		(millions)	
Cash Flows from Operating Activities			
Net income	$ 127.6	$ 162.3	$ 182.5
Adjustments to reconcile income to net cash from operating activities:			
Amortization	0.6	0.6	1.8
Deferred income taxes, net	-	-	0.6
Equity in earnings from subsidiaries	(143.0)	(178.2)	(200.9)
Cash flows affected by changes in:			
Accounts receivable from subsidiaries	(0.6)	(0.4)	4.3
Taxes receivable	(0.1)	2.6	(4.4)
Accounts payable to subsidiaries	15.1	0.5	(0.8)
Other accounts payable	(0.1)	0.1	-
Accrued taxes	-	-	(7.5)
Accrued interest	(0.1)	0.1	0.8
Cash dividends from subsidiaries	118.0	133.9	210.1
Other	1.7	3.0	0.4
Net cash from operating activities	119.1	124.5	186.9
Cash Flows from Investing Activities			
Equity contributions to subsidiaries	(134.6)	-	(305.0)
Net change in notes receivable from subsidiaries	3.1	11.0	7.8
Net cash from investing activities	(131.5)	11.0	(297.2)
Cash Flows from Financing Activities			
Issuance of common stock	153.6	9.1	153.7
Issuance of long-term debt	-	-	163.6
Issuance fees	(5.7)	-	(12.1)
Net change in notes payable to subsidiaries	13.2	-	-
Net change in short-term borrowings	(6.0)	(14.0)	(67.0)
Dividends paid	(132.7)	(125.5)	(120.8)
Other financing activities	(6.2)	(5.9)	(5.0)
Net cash from financing activities	16.2	(136.3)	112.4
Net Change in Cash and Cash Equivalents	3.8	(0.8)	2.1
Cash and Cash Equivalents at Beginning of Year	2.0	2.8	0.7
Cash and Cash Equivalents at End of Year	$ 5.8	$ 2.0	$ 2.8

The accompanying Notes to Financial Statements of Parent Company are an integral part of these statements.

GREAT PLAINS ENERGY INCORPORATED
Statements of Common Shareholders' Equity of Parent Company
Statements of Comprehensive Income of Parent Company

Incorporated by reference is Great Plains Energy Consolidated Statements of Common Shareholders' Equity and Consolidated Statements of Comprehensive Income.

The Great Plains Energy Incorporated Notes to Consolidated Financial Statements in Part II, Item 8 should be read in conjunction with the Great Plains Energy Incorporated Parent Company Financial Statements.

Schedule II – Valuation and Qualifying Accounts and Reserves

Great Plains Energy
Valuation and Qualifying Accounts
Years Ended December 31, 2006, 2005 and 2004

		Additions						
Description	Balance At Beginning Of Period	Charged To Costs And Expenses	Charged To Other Accounts		Deductions		Balance At End Of Period
Year Ended December 31, 2006			(millions)				
Allowance for uncollectible accounts	$ 6.9	$ 12.3	$ 5.7	(a)	$ 16.6	(b)	$ 8.3
Legal reserves	5.9	4.9	0.1		4.8	(c)	6.1
Environmental reserves	0.3	-	-		-		0.3
Uncertain tax positions	4.6	1.1	-		1.0	(d)	4.7
Year Ended December 31, 2005							
Allowance for uncollectible accounts	$ 6.4	$ 6.9	$ 5.0	(a)	$ 11.4	(b)	$ 6.9
Legal reserves	3.2	4.5	-		1.8	(c)	5.9
Environmental reserves	0.3	-	-		-		0.3
Uncertain tax positions	13.4	1.2	-		10.0	(d)	4.6
Year Ended December 31, 2004							
Allowance for uncollectible accounts	$ 8.5	$ 5.4	$ 2.8	(a)	$ 10.3	(b)	$ 6.4
Legal reserves	4.0	1.4	-		2.2	(c)	3.2
Environmental reserves	1.8	-	-		1.5	(e)	0.3
Uncertain tax positions	16.8	3.2	-		6.6	(d)	13.4

(a) Recoveries. Charged to other accounts for the year ended December 31, 2006 and 2005, respectively, includes the establishment of an allowance of $1.5 million and $1.6 million.

(b) Uncollectible accounts charged off. Deductions for the year ended December 31, 2004, includes a charge off of $1.4 million by Worry Free.

(c) Payment of claims.

(d) Reversal of uncertain tax positions. Deductions for the year ended December 31, 2005, includes a reclass of $0.8 million to franchise taxes payable.

(e) Reversal of reserve for remediation of soil and groundwater.

Kansas City Power & Light Company
Valuation and Qualifying Accounts
Years Ended December 31, 2006, 2005 and 2004

Description	Balance At Beginning Of Period	Additions: Charged To Costs And Expenses	Additions: Charged To Other Accounts		Deductions		Balance At End Of Period
			(millions)				
Year Ended December 31, 2006							
Allowance for uncollectible accounts	$ 2.6	$ 4.5	$ 4.4	(a)	$ 7.3	(b)	$ 4.2
Legal reserves	4.5	2.8	-		3.4	(c)	3.9
Environmental reserves	0.3	-	-		-		0.3
Uncertain tax positions	1.2	0.8	-		0.2	(d)	1.8
Year Ended December 31, 2005							
Allowance for uncollectible accounts	$ 1.7	$ 3.3	$ 4.6	(a)	$ 7.0	(b)	$ 2.6
Legal reserves	3.2	3.1	-		1.8	(c)	4.5
Environmental reserves	0.3	-	-		-		0.3
Uncertain tax positions	3.7	0.3	-		2.8	(d)	1.2
Year Ended December 31, 2004							
Allowance for uncollectible accounts	$ 4.9	$ 2.6	$ 2.7	(a)	$ 8.5	(b)	$ 1.7
Legal reserves	3.8	1.4	-		2.0	(c)	3.2
Environmental reserves	1.8	-	-		1.5	(e)	0.3
Uncertain tax positions	6.4	2.1	-		4.8	(d)	3.7

(a) Recoveries. Charged to other accounts for the year ended December 31, 2006 and 2005, respectively, includes the establishment of an allowance of $1.5 million and $1.6 million.

(b) Uncollectible accounts charged off. Deductions for the year ended December 31, 2004, includes a charge off of $1.4 million by Worry Free.

(c) Payment of claims.

(d) Reversal of uncertain tax positions. Deductions for the year ended December 31, 2005, includes a reclass of $0.8 million to franchise taxes payable.

(e) Reversal of reserve for remediation of soil and groundwater.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PLAINS ENERGY INCORPORATED

Date: February 27, 2007

By: /s/Michael J. Chesser
Michael J. Chesser
Chairman of the Board and
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/Michael J. Chesser Michael J. Chesser	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	
/s/Terry Bassham Terry Bassham	Executive Vice President – Finance and Strategic Development and Chief Financial Officer (Principal Financial Officer)	
/s/Lori A. Wright Lori A. Wright	Controller (Principal Accounting Officer)	
David L. Bodde*	Director	February 27, 2007
/s/William H. Downey William H. Downey	Director	
Mark A. Ernst*	Director	
Randall C. Ferguson, Jr.*	Director	
William K. Hall*	Director	
Luis A. Jimenez*	Director	
James A. Mitchell*	Director	
William C. Nelson*	Director	
Linda H. Talbott*	Director	
Robert H. West*	Director	

*By /s/Michael J. Chesser
Michael J. Chesser
Attorney-in-Fact*

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KANSAS CITY POWER & LIGHT COMPANY

Date: February 27, 2007

By: /s/ William H. Downey
William H. Downey
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ William H. Downey William H. Downey	President and Chief Executive Officer and Director (Principal Executive Officer)	
/s/Terry Bassham Terry Bassham	Chief Financial Officer (Principal Financial Officer)	
/s/Lori A. Wright Lori A. Wright	Controller (Principal Accounting Officer)	
David L. Bodde*	Director	February 27, 2007
/s/Michael J. Chesser Michael J. Chesser	Chairman of the Board	
Mark A. Ernst*	Director	
Randall C. Ferguson, Jr.*	Director	
Luis A. Jimenez*	Director	
James A. Mitchell*	Director	
William C. Nelson*	Director	
Linda H. Talbott*	Director	

*By /s/Michael J. Chesser
Michael J. Chesser
Attorney-in-Fact*

Exhibit 31.1.a

CERTIFICATIONS

I, Michael J. Chesser, certify that:

1. I have reviewed this annual report on Form 10-K of Great Plains Energy Incorporated;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report:

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2007

/s/ Michael J. Chesser
Michael J. Chesser
Chairman of the Board and Chief Executive Officer

Exhibit 31.1.b

CERTIFICATIONS

I, Terry Bassham, certify that:

1. I have reviewed this annual report on Form 10-K of Great Plains Energy Incorporated;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report:

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2007

/s/ Terry Bassham
Terry Bassham
Executive Vice President – Finance and Strategic Development and Chief Financial Officer

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SHAREHOLDER INFORMATION

GREAT PLAINS ENERGY
FORM 10-K

Great Plains Energy's 2006 annual report on Form 10-K filed with the Securities and Exchange Commission can be found at *www.greatplainsenergy.com*. The required Sarbanes-Oxley Section 302 certifications were filed as exhibits to the 10-K. The 10-K is available at no charge upon written request to:

Corporate Secretary
Great Plains Energy Incorporated
P.O. Box 418679
Kansas City, MO 64141-9679

MARKET INFORMATION

Great Plains Energy common stock is traded on the New York Stock Exchange under the ticker symbol GXP. We had 13,249 shareholders of record as of February 21, 2007.

INTERNET SITE

We have a Web site on the Internet at *www.greatplainsenergy.com*. Information available includes our SEC filings, company news releases, stock quotes, customer account information, community and environmental efforts, and information of general interest to investors and customers.

Also located on our Web site are our Code of Business Conduct and Ethics, Corporate Governance Guidelines and the charters of the Audit Committee, Governance Committee, and Compensation and Development Committee of the Board of Directors, which are available at no charge upon written request to the Corporate Secretary.

COMMON STOCK DIVIDENDS PAID

Quarter	2006	2005
First	$0.415	$0.415
Second	$0.415	$0.415
Third	$0.415	$0.415
Fourth	$0.415	$0.415

CUMULATIVE PREFERRED STOCK DIVIDENDS

Quarterly dividends on preferred stock were declared in each quarter of 2006 and 2005 as follows:

Series	Amount
3.80%	$0.95
4.20%	1.05
4.35%	1.0875
4.50%	1.125

TWO-YEAR COMMON STOCK HISTORY

	2006		2005	
Quarter	High	Low	High	Low
First	$29.32	$27.89	$31.61	$29.56
Second	28.99	27.33	32.25	29.77
Third	31.43	27.70	32.63	29.82
Fourth	32.80	31.13	30.23	27.27

ANNUAL MEETING OF SHAREHOLDERS

Great Plains Energy's annual meeting of shareholders will be held at 10 a.m., May 1, 2007, at The Nelson-Atkins Museum of Art, 4525 Oak Street, Kansas City, Missouri.

REGISTERED SHAREHOLDER INQUIRIES

For account information or assistance, including change of address, stock transfers, dividend payments, duplicate accounts or to report a lost certificate, please contact Investor Relations at 800-245-5275.

FINANCIAL COMMUNITY INQUIRIES

Securities analysts and investment professionals seeking information about Great Plains Energy may contact Investor Relations at 816-556-2312.

TRANSFER AGENT
AND STOCK REGISTRANT
UMB Bank, N.A.
Securities Transfer Division
P.O. Box 410064
Kansas City, Missouri 64141-0064
800-884-4225

CORPORATE GOVERNANCE
LISTING STANDARDS CERTIFICATION

On May 17, 2006, the company submitted its Annual CEO Certification to the New York Stock Exchange (NYSE). Mike Chesser, Chairman of the Board and Chief Executive Officer of the company, certified that as of May 17, 2006, he was not aware of any violation by the company of NYSE Corporate Governance listing standards.


GREAT PLAINS ENERGY
NYSE: GXP
For more information on Great Plains Energy, Kansas City Power & Light or Strategic Energy, visit us online:
www.greatplainsenergy.com
www.kcpl.com www.sel.com

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